P.E. 2/13/02



EXECUTED COPY



FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR FEBRUARY 13, 2002

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable



Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

ANNUAL REPORT **2001**



additional balance sheet strength :: more efficiency :: higher profitability | **Building for the future**

Santander Central Hispano

Contents

Building for the future

- **Net attributable income:** EUR 2,486.3 million, up 10.1 %
- **Dividend per share:** EUR 0.2885, 5.5% more
- **Market capitalization**: EUR 43,844.6 million at 31.12.01
- **BIS ratio*:** 12.04%, an increase of 1.18 percentage points

Key figures

	2001	2000	Var. %
Net operating income *(EUR million)*	**5,944.5**	4,688.6	26.79%
Net attributable income *(EUR million)*	**2,486.3**	2,258.1	10.10%
Efficiency ratio *(%)*	**53.98**	56.11	(2.13)
Earnings per share *(EUR)*	**0.5447**	0.5369	1.5%
Dividend per share *(EUR)*	**0.2885**	0.2735	5.5%
Dividend yield *(%)*	**2.81**	2.45	0.36
BIS ratio*	**12.04**	10.86	1.18

(*) Adjusted for the scheduled redemption of EUR 900 million of preference shares .




Net attributable income
EUR million
1,575.1
1999
2,258.1
2000
2,486.3
2001
Dividend per share
EUR
0.2275
1999
0.2735
2000
0.2885
2001
Equity
(BIS ratio) EUR million
18,308.9
1999
21,620.9
2000
26,082.0
2001



Emilio Botín
Chairman

Ángel Corcóstegui
First Vice-Chairman and CEO

February 2002

Dear Shareholders,

We wish to inform you about our performance in 2001, our progress in implementing Group strategy and the objectives that we have drawn up for the future.

2001 RESULTS

Against a background of economic slowdown in the countries where we operate, aggravated by the September 11 incidents and the crisis in Argentina, Santander Central Hispano achieved:

- Net attributable income of EUR 2,486 million.
- Earnings per share of EUR 0.5447.
- ROE of 17.56%*

Net attributable income rose 10.1% to EUR 2,486 million, fruit of our strategy of diversification by geographic and business areas, and due to strict cost control, both in Spain and Latin America.

In light of these results, the Board has proposed the distribution of a fourth dividend of EUR 0.0631 (Pta. 10.5) per share to be paid on April 30. This brings the total dividend for 2001 to EUR 0.2885 (Pta. 48), 5.5% more than in 2000.

During 2001, Santander Central Hispano significantly reinforced the pillars upon which it has traditionally conducted its business: balance sheet strength, efficiency and profitability.

Balance sheet strength. The Group increased its equity base during 2001 and lifted the BIS capital adequacy ratio to 12.04% from 10.86% in 2000, improving Tier I capital through the issue of EUR 900 million in new shares to replace preferred stock. At the same time, our prudent policies on loan approval, monitoring and recovery reduced the NPL ratio to 1.86% and increased NPL coverage to 143%.

(*) Before voluntary anticipated reserves

In response to the crisis in Argentina, and to cover possible future contingencies there, we decided to establish a special reserve of EUR 1,287 million. Of this, EUR 1,187 million fully covers the book value of our investment in Banco Río de la Plata. A charge of EUR 398 million was also made against reserves due to the impact of the devaluation of the Argentine peso against the US$ during 2001.

A total of EUR 5,750 million was assigned in 2001 to loan provisions, writedowns, early amortization of goodwill and the special reserve mentioned above. EUR 3,050 million of this was financed by the extraordinary capital gains generated by the sale of partial or full stakes in Vodafone, Met Life, Société Générale, Royal Bank of Scotland, Ahold and Soince.

Efficiency. Cost control measures and steps taken by the Group's different business units to increase efficiency produced an improvement in the efficiency ratio of more than two percentage points during 2001 to 53.98%.

Profitability. The profit levels achieved last year were made possible by a sound revenue structure, which is well diversified by geographic and business areas and focused on the most profitable and recurrent activities. In this way, Santander Central Hispano is in a position to ensure increased profitability in the medium term, even in the most adverse economic and market environments.

We are convinced that the markets will assess our management performance positively, and that the Bank's share price will reflect the Group's true value.

It is worth noting that over the last 10 years the dividend paid for each share of the Bank increased by an annual accumulative average of 11.2%. One hundred pesetas invested in the Bank's shares at December 31, 1991 had grown, with reinvestment of dividends, to 718 pesetas at December 31 2001. Over the same period, an investment of the same amount in a basket of shares tied to the Ibex-35 would have totalled 323 pesetas.

OUR STRATEGIC LINES

At the beginning of 2001 we said the year would be largely one of consolidation and maturing of the significant strategic measures taken over the preceding two years. And so it was, although we also advanced in certain important strategic areas.

Spain

In Spain, we believed the time was ripe to integrate the branch networks of Santander and BCH and, at the same time, to segment the business into two major areas: individuals and companies. These steps, which spurred the streamlining of branches, were taken without losing market share and, furthermore, substantially boosted efficiency. The unification of the Retail Banking management structure in Spain in early 2002 will further enhance the network's efficiency, which, added to stepped up marketing initiatives, will enable the Group to gain market share and respond more efficiently to the needs of our more than 8 million retail customers in Spain.

Meanwhile, Banesto had another excellent year. It increased its market share with diversified growth, reduced costs while maintaining excellent asset quality. Banesto is efficiently developing a modern and competitive banking model and has made a decisive contribution to the streamlining of the Group's branch networks.

Europe

In Europe, we consolidated the Group's presence in Portugal, ranking third largest banking group by profit level, with a market share of 10.1%. Santander Central Hispano is the leader in the Iberian market with a market share of 17%. The importance of this market will grow with the launch of the Euro and the higher growth potential that both Spain and Portugal enjoy within the European Union.

For the Spanish financial system, having capital and deposits denominated in a strong currency is a major step forward. The Euro is galvanizing the financial markets, as well as those for goods and services, offering a new and broader environment where only the most efficient and competitive will survive.

In line with our goal of promoting business within the Euro-zone, we positioned ourselves further in consumer banking. In Germany, this was achieved through an agreement to acquire the financing entity AKB, which perfectly complements our CC-Bank subsidiary in this country, and in Italy through Finconsumo, which is 50-50 owned with San Paolo IMI, with whom we have an excellent relationship and in which we hold a 5.5% stake. These two financing entities, together with Hispamer in Spain, constitute a specialized banking unit in the Euro zone with more than 4 million customers and substantial earnings growth potential.

Our historic alliance with The Royal Bank of Scotland, the world's 5th largest bank in terms of market capitalization, continued to generate excellent results. In the banking world, there are few examples of such a close and productive cross-border collaboration as that between ourselves and The Royal Bank of Scotland.

Latin America

In Latin America, we strengthened our position as the region's largest financial services franchise. 2001 was a particularly complex year because of the slowdown of Latin American economies, the sharp depreciation of local currencies and the crisis in Argentina. Despite this, we met the objectives in efficiency, risk quality and recurrent revenue for the region: an efficiency ratio of 49.5%, improving 3.5 percentage points during the year, a NPL ratio of 3.3%, a reduction of 1.2 percentage points, and net attributable income of US$1,510 million.

These results were made possible by the Group's geographic diversification. Earnings in Mexico, Brazil and Chile were excellent and, together, they accounted for 88% of the net income generated in Latin America and offset lower than expected income from Argentina, Colombia and Puerto Rico.

Our bank in Argentina has been the most liquid, most efficient and the best managed in the country. As a result of the crisis there and of the measures taken during 2001, net attributable income generated in Argentina represented 3% of the total for Latin America.

In Brazil, we are proud of the performance of Banespa, which comfortably exceeded all our objectives for 2001. After buying out minority shareholders, the total price paid for Banespa was US$4,885 million. Costs were adjusted through a voluntary redundancy program taken up by 8,300 employees. As a result, the efficiency ratio improved to 45.9% and a new business drive was launched. Customer funds increased 10% and, with the cross-sale of new products, 500,000 credit cards and 1 million insurance policies were issued. Banespa's net attributable income was US$424 million, which represented a return on investment (ROI) of 9% in dollar terms in its first year. Together with the earnings of Santander Brasil, total net attributable income in Brazil amounted to US$594 million, despite the 28% depreciation of the Brazilian real against the US$.

Our activity in Mexico is worth a special mention. Less than 18 months after acquiring Serfin, its net attributable income amounted to US$323 million with a Return on Investment (ROI) of 18% in dollar terms. Total net attributable income of Banco Santander Mexicano and Serfin was US$522 million and the efficiency ratio improved to 48.5% as a result of strong busineess activity, quality of service and major synergies between the two banks.

In Chile, Banco Santander and Banco Santiago, the country's two largest banks, continued to perform well in 2001. Their efficiency ratio was 44.9% and net attributable income was US$260 million, despite an 18% decline in the Chilean peso against the US$.

All this demonstrates that there is no evidence of systemic risk in Latin America. With the diversification and size that our Group enjoys, we can continue to generate recurrent income in line with the medium-term goal of a ROI of between 16% and 18% in dollar terms.

Global businesses

The Group's Global Wholesale Banking Division generated net attributable income of EUR 392.5 million, during a difficult year for the markets in which it operates. These solid results are the fruit of sound risk management as well as the increasing contribution of customer business.

Meanwhile, management of mutual and pension funds is becoming one of the Group's most important value generating activities. We manage EUR 95,246 million of customer funds, making us one of the largest fund management entities in Europe.

Our industrial portfolio, which we actively manage with the sole objective of maximizing shareholder value, enables us to maintain a profitable presence in key sectors of the economy while accumulating unrealized capital gains that, at the end of 2001, amounted to more than EUR 3,000 million. The recent increase in our stake in AUNA to 23.49% underscores our confidence in the potential of this company, whose value we expect to increase considerably in the not too distant future.

BUILDING FOR THE FUTURE

In 2001, the Group adjusted its growth targets in line with the changes taking place in the international economic environment, giving priority to financial strength over the generation of income in the short term. This enables us to face the future with the confidence afforded to us by a solid balance sheet, an appropriate strategy and a strong capacity to generate income.

We are aiming for 10% growth in net attributable income in 2001 and an efficiency ratio of 51%.

We have progressed as an institution by showing that we know how to take advantage of the opportunities offered to us both in Spain and abroad. But we still have a long way to go. We want to continue growing not only in size but also in efficiency and profitability, and consolidate our place among the world's leading financial entities. Our leadership will continue to be founded on quality of service to the Group's 39 million customers and on sound risk management which, together with our policy on managing capital, is the foundation of the Group's strength.

To achieve all this, the contribution of the Group's close to 115,000 employees throughout the world will continue to be essential. We are convinced that the Group's main asset is its employees. We have one of the best teams in international banking. Their commitment, dedication and professionalism are the best guarantee that the Group will achieve its objectives.

We will also continue to actively collaborate in different projects in communities where the Group operates, mainly through the Santander Central Hispano Foundation and the Universities Program.

We would like to turn now to the changes in the Bank's Board and, first of all, emphasize the decisive contribution of Mr. José María Amusátegui, the former co-chairman, to the successful completion of the merger and the satisfactory performance of the Bank during these years. At the August 16 meeting of the Board of Directors, he announced his decision to bring forward the date for ending the co-chairmanship and his resignation from all posts held. Mr. Santiago Foncillas, the fourth vice-chairman and a director, also resigned at the same meeting and we thank him for his contribution as vice-chairman and director of the Board.

We would also like to pay tribute to the valuable contribution to the Board, over more than 10 years, of Viscount Younger of Leckie. He has been replaced by Sir George Mathewson, the current chairman of The Royal Bank of Scotland, whose considerable professional capacity and experience will contribute very positively to the Board.

Lastly, we acknowledge the contribution of Mr. Pedro Ballvé, Mr. Felipe Benjumea, Mr. Antonino Fernández, Mr. Gonzalo Hinojosa, Mr. Harry Kamen and Mr. Axel Von Ruedorffer, who stepped down as directors.

And we thank you, our shareholders, for your confidence in Santander Central Hispano. We offer you this Annual Report, in which we have again made a considerable effort to provide quality information and a high degree of transparency.

Ángel Corcóstegui
First Vice-Chairman and CEO

Emilio Botín
Chairman

Board of Directors

Chairman

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos

First Vice Chairman and CEO

Mr. Ángel Corcóstegui Guraya

Second Vice Chairman

Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos

Third Vice Chairman

Mr. Matías Rodríguez Inciarte

Members

Mr. José Manuel Arburúa Aspiunza

Assicurazioni Generali S.p.A.

Mr. Fernando de Asúa Álvarez

Mr. Pedro Ballvé Lantero

Mr. Antonio Basagoiti García-Tuñón

Mr. Felipe Benjumea Llorente

Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea

Mr. Emilio Botín-Sanz de Sautuola y O'Shea

Mr. Rodrigo Echenique Gordillo

Mr. Antonio Escámez Torres

Mr. Gonzalo Hinojosa Fernández de Angulo

Invanfer, S.A. de C.V.

Mr. Harry P. Kamen

Mr. Francisco Luzón López

Mr. Elías Masaveu y Alonso del Campo

Sir George Mathewson

Dr. Axel von Ruedorffer

Mr. Alfredo Sáenz Abad

Mr. Luis Alberto Salazar-Simpson Bos

Sheiner Consultoria e Investimentos, S.A.

Mr. Manuel Soto Serrano

Secretary General and of the Board

Mr. Ignacio Benjumea Cabeza de Vaca


Risks Committee
Auditing and Compliance Committee
Remunerations and Directors' Charter Committee
Industrial Committee
International Committee
Technology, Productivity and Quality Committee
Executive
Non-executive
Independent

(1) As of February 9 these people stopped being Directors

«The Board of Directors is the management, administrative and representative body of the Bank, with full authority on all corporate matters except those specifically reserved for the General Meeting of Shareholders.»

Executive Committee

Chairman

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos

Members

Mr. Angel Corcóstegui Guraya

Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos[1]

Mr. Matías Rodríguez Inciarte

Mr. Fernando de Asúa Alvarez

Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea

Mr. Rodrigo Echenique Gordillo

Mr. Antonio Escámez Torres

Secretary

Mr. Ignacio Benjumea Cabeza de Vaca

(1) As of February 9 he stopped being a member of the Executive Committee

«The Executive Committee knows all the matters which because of their nature and/or amount are important; it meets every week and is empowered by the Board of Directors to act in all issues except those reserved for its direct exercise of the responsibilities regarding supervision.»

Honorary Chairman

Mr. José María Amusátegui de la Cierva

International Advisory Board



Chairman

Mr. Antonino Fernández Rodríguez

Members

Mr. Antonio Barrera de Irimo

Mr. Bernard de Combret

Mr. Santiago Foncillas Casaus

Mr. Richard N. Gardner

Mr. Angel Gurría Treviño

Mr. Harry P. Kamen

Mr. Gerhard Schulmeyer

Rt. Hon. Viscount Younger of Leckie

Secretary

Mr. Ignacio Benjumea Cabeza de Vaca

«The Board works with the Group to design, develop and, where necessary, implement the business strategy at a global level, contributing ideas, contacts and business opportunities. It meets formally twice a year.

There are nine members of different nationalities and backgrounds, all of them external to the Group and chosen by the Board of Directors. None of them are directors.»

Management Committee

First Vice-Chairman and CEO
Ángel Corcóstegui

Vice-Chairman
Matías Rodríguez Inciarte

	Divisions
Chairman Banesto Alfredo Sáenz	Banesto
Director and Executive Vice-President Francisco Luzón	Latin America
Executive Vice-President David Arce	Internal Auditing
Executive Vice-President José Manuel Arrojo	Global Wholesale Banking
Executive Vice-President Ignacio Benjumea	Secretary General and of the Board
Executive Vice-President Juan Manuel Cendoya	Communication & Studies
Executive Vice-President Baldomero Falcones	Resources & Costs
Executive Vice-President Enrique García Candelas	Retail Banking in Spain
Executive Vice-President Juan David Grima	Industrial Group
Executive Vice-President Fernando Gumuzio	Asset Management, Private Banking and Insurance
Executive Vice-President Antonio Horta Osorio	Portugal
Executive Vice-President Julián Martínez-Simancas	Business Legal Department
Executive Vice-President Juan Rodríguez Inciarte	Europe, Finance Companies and Quality
Executive Vice-President José Luis del Valle	Finance

Building for the future

Additional balance sheet strength, more efficiency and higher profitability.

Prudence and realism were the hallmarks of Santander Central Hispano's management in 2001, consolidating a stronger and more competitive Group. During 2001, we laid the foundations of growth in profitability and the Group's leadership, working to create the best future for our shareholders.



Santander Central Hispano

Madrid, Spain



Pl. de Canalejas Operational headquarters

Santander, Spain

Paseo de Pereda Registered office

Lisbon, Portugal



Totta

São Paulo, Brazil



Banespa

New York, US



Santander Central Hispano

Santiago, Chile



Santander Chile

Caracas, Venezuela



Banco de Venezuela

Mexico City, Mexico



Santander Serfin

Santander Central Hispano's results in 2001 demonstrate that the strategy adopted by the Group in a year of uncertainty and global recession was the right one. Prudence was the keynote of management and thus the objectives for the year were to strengthen the balance sheet, to increase efficiency and to consolidate the profit base, all of which were satisfactorily met. As a result of the different actions taken, Santander Central Hispano is a more solid and competitive Group with an enhanced capacity to generate income. In this way we are building for the future.

Additional balance sheet strength

Balance sheet strength was a priority objective in 2001, and in this regard the Group took several steps to increase equity and ensure maximum prudence in risk management.

Two capital increases were made during 2001, equivalent to 2.17% of capital. The principal one was in December, when 97.8 million new ordinary shares were issued amounting to EUR 900 million for financing the early amortization of five issues of preference stock issued by Group companies thus improving the basic capital structure. There were also a number of subordinated debt issues.

These operations increased the eligible capital base by 20.63% to EUR 26,082.0 million, while raising its quality.

In risk, Santander Central Hispano's rigorous management model produced excellent results in a year of substantial uncertainty. The Group's NPL ratio was reduced by 0.40 percentage points to 1.86%, and NPL coverage rose to 143%, up almost 20 points over 2000.

In Latin America, the Group tightened risk management, reducing the NPL ratio for the region by 1.2 percentage points to 3.32% and lifting NPL coverage to 128.6%. These levels compared well with those of peer group banks.

This prudent approach was completed with extraordinary provisions and reserves. The Group assigned EUR 5,750 million, including the creation of a special reserve to fully cover the investment in Banco Río in Argentina (book value and goodwill) and strengthen the balance sheet in the current complex environment. The Group also continued its prudent policy of early amortization of goodwill, which declined EUR 1,764.1 million in net terms in 2001. For the financing of these operations, the Group allocated EUR 3,050 million from the capital gains generated by divestments.

As a result of these measures, the Group's BIS capital adequacy ratio increased 1.18 percentage points to 12.04%, thus achieving its target.

More efficiency

Santander Central Hispano's efficiency ratio improved by more than 200 basis points over 2000 to 53.98% in 2001. This further advance - which added to that of the two preceding years brought the improvement since the merger to 813 basis points - is the result of the Group's enormous effort in this area.

Many steps were taken during 2001 to boost business growth and diversification and tight control was exercised over costs in all businesses and activities. The result of this strategy was greater efficiency in all the Group's business areas, particularly retail banking in Spain whose ratio is 49.4% and global retail banking, with a ratio of below 40%. This was the first time in both activities that these levels were reached,

The positive performance in Group efficiency was achieved despite the incorporation of banks with worse ratios. It is important to remember that when new acquisitions are made the Group transfers its management model to them and applies the same objectives and discipline in matters of efficiency. The fruit of this strategy has been a rapid gain in efficiency, reflected in the new entities in a matter of months.

Efficiency, the key to competitiveness and profitability, was the driving force behind some of the main strategies implemented in 2001. We will now set out the main measures taken in 2001 to strengthen revenues and cut costs.

Business growth and diversification

In a year of uncertainty and recession in the main economies, the Group's business drive spurred growth in all activities and countries where we operate. Total customer funds rose 9.33% to EUR 331,378.9 million. Of note were pension funds, which increased 14.91% to EUR 18,841.9 million. Mutual funds grew 5.42% to more than EUR 68,500 million. At the end of 2001 Santander Central Hispano had 39 million customers, further strengthening its leadership in Spain and Portugal and in Latin America. The Group's total assets amounted to EUR 358,137.5 million.

Iberian market | Santander Central Hispano, after the acquisition of Totta and Predial, extended its leadership to the whole of the Iberian market, with a market share of 18% in on-balance sheet funds, 15% in loans and 25% in mutual funds.

In **Spain**, the Group reinforced its position in the most profitable areas of financial activity. In mutual funds, growth was higher than the sector's average, with the consequent rise in market share and Group leadership. Despite the fall in share prices, managed funds increased 0.5% to EUR 49,487.6 million. In pension funds, the business strategy was focused on individual plans, which rose 11.26% in 2001 to EUR 4,698 million and put the Group in first place in the ranking. Savings accounts grew 12.6%, a faster pace than the market as a whole, backed by the Group's excellent retail banking network.

Banesto made a decisive contribution to the good business performance in Spain. Competent management produced notable growth in assets and liabilities. Of particular note was the 23.7% growth in mortgages. Total managed customer funds rose 8.61% in 2001. This expansion was accompanied by highly rigorous credit risk management, which reduced Banesto's NPL ratio to 0.81% and lifted NPL coverage to 253.3%.

In **Portugal**, a common technological platform was installed for the three retail networks (Totta, Crédito Predial and Banco Santander Portugal), which is helping to foster business. This strategy produced growth of 38.5% in mutual funds, 30% in leasing and 124,000 more credit cards. All these elements boosted the Group's market share by 0.5 percentage points to 10.1%.


Da Vinci project manager
Nuria: «I am responsible for ensuring that the branch network makes clients the focal point of our management»
8:00 am
10:30 am
5:15 pm
8:30 pm
Start of the day
Finalizing details
Time to relax
Meeting: the importance of team work

Europe | The European presence is completed through subsidiaries and relations are maintained with leading financial entities. In **Germany**, Santander Central Hispano's activity was strengthened after the signing of the wide-ranging collaboration agreement between our subsidiary, CC-Bank, and the Werhahn Group for the subsidiaries of both (CC-Group and AKB Group) in consumer financing. Under the agreement Santander Central Hispano will acquire the whole of the AKB Group, which would create the largest independent auto financing company in Germany, with a market share of 13%. In the **United Kingdom**, our historic alliance with Royal Bank of Scotland continues to provide excellent results within a framework of close collaboration. Santander Central Hispano's stake in Royal Bank of Scotland is 8%.

Latin America | Firm progress was made in consolidating Santander Central Hispano as the leading financial franchise in Latin America. The main task undertaken was intensified business development in the 12 countries where the Group operates with the goal of increasing market share. The business plans carried out lifted the Group's customer base in the area to 23 million.

In **Mexico**, the strategy of integrating central services and certain business areas of Banco Santander Mexicano and the Serfin Financial Group was successful and produced significant improvements in efficiency ratios (15 p.p. at Serfin to 50.4% and 8 p.p. at Santander Mexicano to 46.1%).

In **Brazil**, the Group carried out a public share offer for Banespa in April 2001, which increased its stake to 97.1% (97.8% at the end of the year). The necessary measures were then taken to achieve an adequate cost and income structure. A voluntary redundancy program was accepted by more than 8,000 employees and business activity was strengthened through different actions that captured 400,000 new clients. As a result, the efficiency ratio improved to 45.9%.

Successful management in all Latin American countries produced growth of 4.8% in managed customer funds, 20.6% in mutual funds and 16.3% in pension funds, increasing market shares.


Branch manager
Monica: «our clients deserve the best service, one of maximum quality. The main objective is to make them feel satisfied»
7:45 am
11:00 am
5:30 pm
7:00 pm
A step ahead
Targets met
Business work
Shared responsibilities. Organization and delegation, the keys of good management

As a result of this progress and despite the region's economic problems, Latin America generated net attributable income of EUR 1,688.2 million.

Activities | All areas contributed to business growth, with a greater contribution by the most profitable and recurrent activities. The main highlights of each area are set out below.

In **Retail Banking**, of note was the Group's emphasis on boosting business in the branch network, with the launch and development of the Da Vinci project, specialization of branches by type of activity and segmenting customers into Individuals and Companies and Institutions and displaying the same brand name throughout the network: Santander Central Hispano.

The Da Vinci project, a business management model common to the whole network, will increase business activity and customer loyalty, through segmentation of customers and use of highly effective tools such as Customer Relationship Management (CRM). The model also reassigns the physical space of branches for different zones (transactions, advice, self-service), reorganizing clients according to their needs. Meanwhile, the installation of the new unified brand name has been a decisive factor in increased sales of retail banking products and services.

The improvement in **alternative distribution channels** has also contributed to the good development of business, with a multichannel contract that enables a customer to operate with a single electronic signature.

The result of all these factors was an excellent performance by the most profitable balance sheet items. Particularly noteworthy on the asset side was the 19.8% growth in mortgages.

In **Asset Management and Private Banking**, total assets grew 5.9% to EUR 131,375 million, consolidating a gain in market share in almost all products.

In mutual funds, Santander Central Hispano is the leader in Spain with a market share of 26.3%. The share in personal pension funds is 19.4%, also making us the leader in this segment. In real estate funds, the Group's market share is more than 75%. One of the most notable developments in this area in 2001 was the launch of Allfunds Bank, which selects and sells the funds of international fund management entities in Spain and provides access to own or external networks for the products of more than 40 entities.

Customer

Juan: «It is important for me to find financial support so that I can study for my career. This bank gives me much more»

11:00 am

11:20 am

4:25 pm

7:15 pm

En route to the university

Navigating on Universia

Preparing an exam

Consulting the Santander Superline. A multi-channel bank.

In private banking, the Group is the leader in Spain with a volume of managed assets of more than EUR 30,000 million, close to 74,000 clients, 372 SIMCAVs registered by the National Securities Market Commission and a market share of 19.6%.

BSN Banif, as an independent entity, is the Group bank dedicated exclusively to private banking. In 2001, it strengthened its leading position in this market. An innovative range of products, the opening of new offices and the incorporation of new sales agents pushed up the volume of assets managed to EUR 18,030 million.

Meanwhile, Santander Central Hispano Banca Privada completed its operational merger and launched a commercial campaign, which enabled it to end 2001 with more than EUR 10,137 million in managed assets, making it the third largest entity in this segment.

In **Global Wholesale Banking,** corporate banking clients recognized the Group's effort in quality of service, as reflected in the score of 4.5 out of 5 that Santander Central Hispano, the highest in the market, achieved in the customer satisfaction survey conducted by an independent company.

Of note in treasury and capital market activities was the creation of Centradia, an electronic trading platform for products over the Internet, and the launch of the sale of liquid warrants to the retail sector. In this area, the Spanish Treasury recognized Santander Central Hispano as one of the five largest Spanish debt market makers, while in Latin America the magazine Euromoney awarded the Group the prize for best treasury in the region.

In investment banking, the Group increased net operating revenue by 11.9%, despite the difficult environment. The Group is a leader in equity brokerage and it participated in the main advisory operations in mergers and acquisitions, public offers and structured financing. The Group's prestige in this area was recognized in Spain, Portugal and Latin America by several specialized publications (Bondware, Thomson Financial, Latin Finance, etc...).

The **Industrial Portfolio,** with stakes in companies in strategic sectors with a high level of profitability, is a major source of revenue and capital gains. The portfolio was very actively managed during 2001, with divestments of EUR 3,075 million and new investments of EUR 915 million. Of particular note was the partial divestment in Vodafone, which generated a gross capital gain of EUR 1,712 million, and the acquisition of 9.77% of Auna, which lifted



Shareholder

Belén: «I only build my architectural projects on good foundations. I place the same trust in this bank.»

9:40 am — Reading the financial press

10:15 am — There is always an ATM at hand

2:15 pm — **In her studio.** Consulting share prices on-line.

7:25 pm — Enjoying security

the stake in this company to 10.87% at the end of 2001. The stake will reach 23.49% in 2002. Unrealized capital gains amounted to EUR 3,000 million.

Lower costs

Efficient cost management is vital for improving efficiency. At Santander Central Hispano this activity does not just consist of reducing spending without developing strategies that make sustained savings possible. The focus was on reducing the head count of central services and streamlining networks.

For the whole Group, and on a like-for-like basis, spending in nominal terms fell 3.5% in 2001, a performance that played a key role in the Group's better efficiency ratio.

The optimization of the Group's central services, the internetization of processes and extending Intranet produced cost savings, which were added to those from further reductions in the headcount. Also joint management of purchases in Spain and Portugal through electronic auctions saved EUR 17 million. This technique has also been extended to Group companies in some Latin American countries.

In Spain, the largest cost savings were produced in the optimization of the network, which in 2001 made decisive progress with the integration, in the second half, of the retail banking networks Santander and BCH, under the same brand: Santander Central Hispano. This unification facilitated the closure of more branches, which, together with those scheduled in the integration plan, reduced the total number by 593 during the year and identified another 300 that will be closed during the first half of 2002. Average branch productivity increased by 24%.

The unification of the networks of Retail Banking in Spain will generate substantial cost savings in coming years. The integration of teams, regional networks and staff lines will produce sustained gains in efficiency.

These measures were completed with a strategy that strengthens the use of lower cost alternative distribution channels, which carried out 200 million operations during 2001 amounting to more than EUR 72,000 million. The number of clients using these channels increased 23% to 2.7 million.

At Banesto, the emphasis on cost containment bore fruit. Early retirement plans together with the optimization of networks, which resulted in the closure of 286 branches, enabled a 0.5% fall in personnel and general expenses.

In Latin America, the cost savings plans are the main lever behind the sharp improvements in efficiency and profitability. The measures, already commented on, produced excellent results: the Group's efficiency ratio in Latin America improved in 2001 by 3.5 percentage points to 49.5%. Under the America Project, the ratio improved 11.9 percentage points over the last three years.

And with greater service quality

During 2001, the strategies to improve service quality produced an increase in customer satisfaction and this was recognized by the market, with new certifications of quality and prizes of international prestige.

In Spain, the surveys on the Group's quality model showed an increase in customer satisfaction. In 2001 the Global Certification obtained in 2000 was renewed. Five new certifications were also obtained. In all, 99 certifications have now been obtained, covering all the Group's activities and processes in Spain.

Also in 2001, Santander Central Hispano extended the quality model to Portugal, where two ISO certifications were obtained in telephone and Internet banking. In Latin America, 12 ISO 9001:2000 certifications were achieved and prizes of international significance were obtained. Summa Bansander became the first financial entity from the region to be awarded the Latin American Quality Prize. Santander Brasil obtained the Mention of Honor Rio Quality Prize and Banefe the National Chilean Prize for quality.

Higher profitability

Group net attributable income was 10.1% higher at EUR 2,486.3 million. This growth was achieved during a period of global economic slowdown and increasing uncertainty when the Group tightened its already prudent policies, redoubling efforts in provisions for all risks.

This changing environment made it advisable to make balance sheet strengthening, cost reduction and increased efficiency the priority objectives. In short, the focus was on consolidating the Group's excellent position after the phase of expansion and growth that followed the merger and improving the bases of profitability. By doing this we are securing Santander Central Hispano's future.

Even so, the growth in income achieved in 2001 still compares well with that of most large international banks. ROE was 17.56% with earnings per share of EUR 0.5447 and a further rise in profitability via dividends for shareholders.

... and with the support of Santander Central Hispano's human capital
Santander Central Hispano's most important asset is its human capital. The Group, through its Human Resources and Training Area, actively manages employees and provides support for projects in all areas of the Group.

During 2001, 46,243 CVs were received in Spain and more than 1,100 people worked internships. There were more than 130,000 attendances at courses, by 95.38% of the headcount, and an average of 48 hours spent in training. The System of Professional Careers is also being gradually implemented for key collectives (6,000 employees). At Group level, training activity has exceeded 4.2 million hours with over 300,000 attendances (37 hours per employee).

The commitment to training extends to all the new companies incorporated into the Group. In Latin America, the number of training hours in the 9,000 courses given was 2.3 million and at Banespa 93% of employees received training. In Portugal, more than 70% of employees participated in courses.

Another of the pillars of the Group's human resources management is the system of performance-linked salaries. With this objective in mind, continuous performance management systems were strengthened, involving all employees, as well as Management by Results for executives.

This policy gives Santander Central Hispano the best competitive advantage in banking today: staff that is well trained, motivated and committed to the Group's goals.

Appendix 1 | Intellectual capital indicators: Building for the future

Our intellectual capital model groups three main components: human capital, structural capital and relational capital.

This model reflects the different expressions of organizational knowledge. It is dynamic to the extent that it aims to go beyond mere simple growth of each type of capital. Using knowledge management tools, interconnection flows are created among the different components of intellectual capital to enhance value intrinsic to Santander Central Hispano.

The information offered here should not be considered as a full inventory of our intellectual capital. The indicators have been chosen for their significance, in accordance with business strategy and, unless otherwise stated, only refer to the parent bank in Spain.

Human capital indicators

Existing skills, the ability to innovate and improve, as well as commitment and motivation, are key components of intellectual capital that must be measured and managed as they are drivers for creativity and work yield.

• Skills: knowledge, expertise and professional qualities

This series of indicators measures the effort made by employees to increase and perfect their level of skills.

Indicators	2001	2000
Training costs/wage bill (annual %)	1.3	1.26
Participants in training programs/total employees (%)	95.38	88.75
Employees with access to training via computers (%)	100	62.93
Number of trainees managed	653	578
Number of on-line learning activities (Formavia)	328	18
Employees using Formavia/total (%)	65.85	0.93

• Ability to innovate and improve

Indicators of experience, diversity and innovation that reflect our capacity to learn and generate ideas

Indicators	2001	2000
Average age of employees	42.68	42.46
Male/female employees (%)	72.5/27.5	73/27
Number of employees with university degrees	34.11	32.12
Number of CVs managed in external selection processes	46,243	45,380
Number of consultations answered by the employee attention service	32,294	27,731
Number of projects related to knowledge management	8	6

• Commitment and motivation

Commitment to the Bank's objectives is associated with motivation, productivity and quality of work.

Indicators	2001	2000
Length of service (years)	20.02	19.80
Employees promoted/total (%)	10.05	9.01
% of staff with variable remuneration	100.00	95.00
Number of employees incorporated to Management by Results	2,145	2,370
Number of job appraisals managed	34,751	27,653

	2001	2000
Number of contributions to knowledge communities	114	26
Number of improvement suggestions contributed by staff	2,353	2,691

Structural capital indicators

Structural capital consists of organizational structures and infrastructures, systems and processes, technology and products.

- Customer support

This item consists of identifying the systemized processes that satisfy the needs of both internal and external clients.

Indicators	**2001**	**2000**
Number of branches in Spain (including Banesto, BSN-Banif and Hispamer)	4,707	5,518
Number of branches abroad	5,110	5,330
Number of portals (Internet) for clients (*)	47	50
Monthly average of IT transactions (millions)	240.2	231.5
Number of telephone calls a day attended for internal users	5,073	4,723
Number of Intranet forums of debate	15	6

(*) Reduction due to optimization of portals; this figure is for the Group.

- Technology and quality of processes

Identification of key processes and correct application of technology facilitate efficient use of organizational knowledge.

Indicators	**2001**	**2000**
Number of PCs per employee/branch	1.23/7.53	1.34/7.00
% of employees connected internally to Intranet / e-mail	100/100	66.52/100
Processing capacity (Mips in central host)	8,663	7,002
Storage capacity (Terabytes)	1,160.7	660.8
Monthly number of pages accessed in Intranet	1,976,192	749,643
Monthly number of pages accessed in Internet	168,235,423	51,648,320
Number of ISO-9000 certifications	99	94

- Product technology

The level of documentation is measured, so that this knowledge can be shared and reused by all Group employees.

Indicators	**2001**	**2000**
Number of products and services (catalogue)	1,603	1,393
Number of new products and services developed	210	261
Number of "intranetized" processes	200	24
Number of "internetized" processes	50	20

Relational capital indicators

This concept reflects the value to Santander Central Hispano of all relations within its sphere of operations, where the client is the main point of reference.

- Loyalty and affinity

These indicators reflect systems designed by the Bank to create solid relations with its customers, improve service, meet client needs and obtain feedback through customer satisfaction indices.

Indicators	2001	2000
Number of telephone banking clients (*)	1,977,266	1,765,729
Number of Internet banking clients	618,900	375,539
Number of credit cards (*)	1,176,169	1,085,335
Number of debit cards (*)	2,680,979	2,602,262
Savings books (magnetic band)	4,309,354	4,226,572
Average length of years of clients	10	9
Global satisfaction index of individual clients (out of 10)	8.25	8.10
Global satisfaction index of corporate clients (out of 10)	7.33	7.23
Market share in Spain (**)		
Loans	16.5	17.7
On-balance sheet customer funds	20.5	19.9
Mutual funds	26.3	25.1
Managed funds	21.6	20.7
Number of publications for shareholders	5	4
Number of publications for clients (***)	5	7
Number of publications for employees	3	3
Number of complaints received by the customer attention unit	7,224	8,210

(*) Change in the recording criteria over 2000. (**) Latest available figures. (***) Reduction as a result of merged networks.

- Frequency, collaboration and connectivity

This is a series of indicators on level of penetration achieved by distribution channels with clients and the degree of frequency.

Indicators	2001	2000
Number of new clients	866,192	874,138
Number of telephone calls attended	3,049,750	3,747,237
Number of transactions carried out by telephone	5,789,552	3,562,358
% of accessibility of telephone banking	93	80
% of clients satisfied with telephone banking	87.68	85.10
Number of Internet clients	618,900	375,539
Number of Internet transactions carried out	41,527,361	28,014,116
Number of direct client-server electronic banking clients	58,949	54,734
Number of electronic banking transactions carried out	149,205,463	131,561,056
Average number of employees per branch	6.10	5.53

Appendix 2 | Culture and Sponsorship

Universities

1.- Collaboration agreements

One of the Group's strategic activities is higher education, both in Spain and Portugal as well as the Latin American countries where we are present.

In Spain there are 46 universities and 10 university and research centers and 88 universities in Latin America, all working with Santander Central Hispano as its coordinating entity under collaboration agreements. In the academic sphere, through financial support for different programs, more than 150 projects are being backed by the Group. In the technological and operational areas, Santander Central Hispano has developed the university smart card (with chip technology) for more than 1.5 million Spanish and Latin American students. It backs up their university card, provides academic services, and operates as a debit and credit card. More than 300,000 students with 4B cards issued by the Bank use the network of 4B ATMs to consult their grades and obtain other academic information. Lastly, Santander Central Hispano offers its capacity as a financial entity to help in the operating management of the universities.

2.- Universia portal. The portal of universities for universities

Under this strategic framework with universities, 2001 saw the consolidation of the "Portal Universitario Universia", which has the Bank's financial and institutional support and has been backed by the Hispanic university world and education authorities, as well as leading technological firms.

More than 370 universities form part of the project, integrated as partners (all Spanish universities and over 300 from Latin America and Portugal) in what is the largest university network established via Internet and new technologies.

During 2001, the "Portal Universia España" and portals in Chile, Puerto Rico, Peru, Venezuela and Argentina were launched and widely used in all countries by over 90% of the respective university communities.

3.- Miguel de Cervantes virtual library

With almost 9,000 books, theses and files that can be freely consulted via Internet, the Miguel de Cervantes virtual library is the digital reference library for the Hispanic world. The library started in 1999, as a joint initiative of Santander Central Hispano, the University of Alicante and the Marcelino Botín Foundation and in 2001 received the 120 millionth information request.

There are collaboration agreements with Spanish and Latin American universities as well as US ones such as Harvard, Stanford, Cornell, California and Berkley and leading cultural institutions in Mexico, Argentina, Chile, Peru, Venezuela, Cuba and Paraguay.

The Santander Central Hispano Foundation

The Santander Central Hispano Foundation developed during 2001 various artistic, humanistic and scientific projects. The exhibitions held in Madrid were visited by close to 200,000 people and covered a diverse range of genres, different arts, styles and periods. Work proceeded on studying, cataloguing and restoring the Bank's major art collection, which is exhibited inside Spain and abroad. One of the most noted activities of the Foundation are its information activities, with symposiums, cycles of conferences, debates and talks. The Foundation also publishes the catalogues of the exhibitions, the contents of the cycles and courses, specific issues and magazines such as "Moneda y Credito".

Particularly noteworthy were the symposia on Latin America and Spain, attended by the Honorary President, H.M. King Juan Carlos, on "The University in the 21st century". Also of note was the Cycle of Science and Society.

The Foundation also makes its presence felt in the literary world through its Collection of Key Works, which publishes neglected contemporary writers in the Spanish language whose works are impossible to find.

In the field of research, the Foundation promotes specific projects, such as the recently presented "Econometric variations for the Spanish language" which deals with the economic importance of the Spanish language. This model can be applied to other Spanish speaking countries.

Sponsorship

Among the sponsorship activities carried out by Santander Central Hispano during 2001 were:

- A financial contribution in 2001 to promote the Spanish language in the world. We are benefactors of the **Foundation for the Royal Spanish Academy.**

- Collaboration agreement between Santander Central Hispano and the US Embassy in Madrid to finance Fulbright scholarships.

- Sponsorship of the **Santander International Festival** of classical music, in which the Marcelino Botín Foundation and the Foundation of the **Friends of the Prado Museum** also collaborate.

- Collaboration with the **Santander Central Hispano Foundation, the Isaac Albeniz Foundation, the Guggenheim Museum Foundation, the José Ortega y Gasset Foundation, the Prince of Asturias Foundation, the Barcelona Liceo, the Queen Sofía National Museum, the Catalá Orfeó, the Donostiarra Orfeón, the Casa de America Royal Board and the Menéndez-Pelayo International University.**

Marcelino Botín Foundation

Santander Central Hispano promotes different cultural activities in collaboration with the Marcelino Botín Foundation. This Foundation is an international reference center for analyzing trends through its Observatory, in which other European centers participate, and it carries out research of high strategic value in the fields of biomedicine and sustainable development. It has promoted new formulas for enhancing Spain's heritage through the use of new technologies, such as the Virtual Archive of the Silver Age of Spanish Culture, in collaboration with the Residencia de Estudiantes, and the Miguel de Cervantes Virtual Library, together with the University of Alicante and Santander Central Hispano.

The Foundation, whose board is headed by Mr. Emilio Botín, works in four areas: social sciences and humanities, science and technology, heritage and social development. Several of its most emblematic projects were completed during 2001, such as the National Museum and Research Center at Altamira, the restoration of the classical sculpture rooms at the National Prado Museum and of the Drawings of Juan de Herrera of the Escorial Monastery, which are kept in the Royal Palace, and the first phase of Spain's underground water project.

Appendix 3 | Santander Central Hispano Group. Summary 2001

January

- Start up of the Global Treasury Plan, which provides the Group's treasuries with a common technological platform and the necessary tools to optimize management capacity and strengthen business drive.
- Sale of the stake in Superdiplo, generating a capital gain of EUR 185.7 million.

February

- Launch of the "CRM" project (Customer Relationship Management) to expand and improve the single management and information system that offers an integrated customer overview.
- Launch by BSN Banif of its subsidiary Allfunds Bank, the first Spanish bank to specialize in institutional distribution of mutual funds.

March

- Third Convention of Group Executives, attended by 2,700 people from all over the world, which reviews Program ONE (1999-2000) and sets the guidelines and goals for 2001.
- Shinsei Bank (Japan), 6.6% owned by Santander Central Hispano, generated net attributable income of EUR 904 million for the fiscal year ending March 2001.
- The Universia.net project, aimed at more than 13 million Spanish and Latin American university students, is launched.

April

- Successful launch of the takeover bid for 67% of the Brazilian bank Banespa resulting in the Group controlling 97.1% of the capital (98.3% of voting rights) for a total disbursement of US$4,870 million (price/book value of 2.1 at the time of the initial acquisition).
- New measures to optimize, modernize and relaunch Banespa, including a "Voluntary Redundancy Program".
- Santander Central Hispano does not renew the stability pact of shareholders, signed at the time of the privatization of San Paolo, but maintains its business agreements, its excellent relations and the possibility of undertaking new joint projects.

May

- ALTEC, a center for the design, development and technological maintenance of the Altair common platform for the Group's banks in Latin America, commences operations in Chile. It will generate cost savings of more than US$200 million once it is fully operational.
- Participation in the creation of Mobipay, manager of the Spanish standard for payments via mobile phone.

June

- Approval of the unification of Banco Santander's and BCH's networks and brands into Santander Central Hispano, with customer segmentation in two specialized divisions: Individuals and Companies and Institutions.
- The initial program for the optimization of networks is completed with the closure and transfer of business of a total of 367 branches of the retail networks of BCH, Banco Santander and Banesto. A new optimization plan is approved for the closure of a further 1,000 branches in Spain (502 in 2001). In addition, a program to streamline premises in Spain and Latin America is started.
- The Board of Directors of Banesto agree on June 29 to request the Bank's delisting and begin the relevant administrative procedures.
- Fitch and Moody's confirm their ratings and improve the Group's long-term debt outlook.

July

- The stake in Vodafone is reduced from 2.71% to 1.62%, generating capital gains of EUR 1,619.8 million.
- Santander Central Hispano and the Werhahn Group reach a wide-ranging cooperation agreement in Germany between their specialized consumer credit entities (CC-Bank and AKB Bank). Under the agreement, Santander Central Hispano will acquire 100% of the capital of AKB Group in the first half of 2002.
- Santander Central Hispano is recognized by Euromoney as the best bank in Spain for the second year running. It also receives the award for the best treasury in Latin America, together with other awards for Group subsidiaries in the region.

August

- Launch in Spain of the "SuperTarjeta e-cash", the first product under the new Santander Central Hispano brand.
- The Santander Central Hispano Group is ranked first in Spain by equity in The Banker's Top 1000 banks ranking. Six of the Group's subsidiary banks in Latin America were also ranked by the same magazine among the 25 largest banks in the region by capital.

- Reduction of the stake in Metlife from 4% to 0.67%, generating capital gains of EUR 305.7 million.
- Changes in the corporate governing bodies. Following Mr. José María Amusátegui's decision to bring forward the end of the Co-chairmanship Period and his resignation from all posts held, Mr. Emilio Botín becomes sole Chairman of the Bank and of its management bodies, in accordance with the statutes. The Corporate Committee set up after the merger is dissolved. Mr. Santiago Foncillas also resigns from his posts. In accordance with the objective of reducing the number of Board members, the vacancies arising from these resignations are not filled.

September

- The unification and integration of the Santander and BCH networks is completed with the adoption of a new brand image consisting of the name Santander Central Hispano on a red background with a flame as a logo.
- The Internal Auditing Division obtains the UNE-EN ISO 9001:2000 quality certification for all its activities and processes worldwide.
- Santander Central Hispano Seguros becomes in less than six months the fourth ranked life insurance company in Portugal, with a market share of 5.8%.

October

- Unification of all insurance activity within the new company Santander Central Hispano Seguros y Reaseguros, according to the agreements reached with MetLife and Generali.
- Launch of a program to merge 110 mutual funds offered by the networks of Santander Central Hispano, Banesto and BSN Banif. A total of 67 funds are absorbed by others sharing similar investment policies.
- Announcement of the merger of the subsidiaries in Venezuela through the absorption by Banco de Venezuela of Banco Caracas, an operation to be formalized by the end of the first quarter of 2002.
- Review of the earnings targets for 2001 and establishment of a special reserve in light of the uncertainty prevailing in the world economy, intensified by the September 11 terrorist attacks.
- Integration of the mutual fund management entities in Portugal.
- The Rt. Hon Viscount Younger of Leckie, former chairman of Royal Bank of Scotland, retires as a director of Santander Central Hispano and is replaced by Sir George Mathewson, the new chairman of Royal Bank of Scotland.

November

- The identification code of the Bank's shares on the Madrid Stock Exchange is changed from "SCH" to "SAN".
- Implementation of the Da Vinci program begins, aimed at increasing business capacity and efficiency at the branch network.
- The first phase of the Customer Migration Plan between Individuals and Companies and Institutions is completed.
- New incorporations to the Universia.net portal, now present in Spain, Chile, Puerto Rico, Peru and Venezuela. 67 Spanish universities and more than 300 in Latin America participate in the portal, which will be launched in another five countries. In Portugal the 10 largest universities have been incorporated.
- Sale to MetLife of the Chilean insurers Vida Santander and Reaseguros de Vida Soince-Re, generating net capital gains for the Group of EUR 133 million.
- Santander de Negocios is recognized as the best custodian bank in Portugal by Global Investor.
- Summa Bansander, a pension fund management entity in Chile, is awarded the Latin American Management Quality Prize 2001 in the "Large Companies" category.

December

- The Group sells 1% of Royal Bank of Scotland, reducing its stake to 8.03%. The Group regards this shareholding as strategic.
- Following sales carried out during 2001, Santander Central Hispano's stake in Société Générale is reduced to 1.5%.
- After the acquisitions carried out during the year, Santander Central Hispano lifts its stake in AUNA to 10.87%. It also approves the purchase of a further 12.62%, which will raise the stake to 23.49%.
- Issue of 97.8 million shares (2.14% increase in the Bank's capital) at EUR 9.20 per share, amounting to EUR 900 million. The purpose of the issue is to finance the early redemption of five issue of preference shares bearing high interest rates.
- Santander Central Hispano renews the ISO 9000:2000 global quality certification for all its processes and activities in Spain.

Consolidated financial report
Analysis by business areas
Risk management
Financial management

Key consolidated data

Balance sheet	Pta. MM.	2001 Euro MM.	2000 Euro MM.	Var. (%) 2001/2000	1999 Euro MM.
Total assets	59,589,068	358,137.5	348,928.0	2.64	256,438.5
Loans	28,921,555	173,822.0	169,384.2	2.62	127,472.1
Customer funds	55,136,809	331,378.9	303,098.5	9.33	232,232.3
Customer funds on balance sheet	39,289,122	236,132.4	214,450.3	10.11	153,756.6
Mutual funds	11,403,272	68,535.0	65,011.9	5.42	59,840.3
Pension funds	3,135,027	18,841.9	16,397.3	14.91	13,071.6
Managed portfolios	1,309,388	7,869.6	7,238.9	8.71	5,563.7
Shareholders' equity	3,182,702	19,128.4	17,797.9	7.48	8,026.2
Total managed funds	75,436,755	453,384.0	437,576.1	3.61	334,914.1
Income statement					
Net interest revenue	1,706,582	10,256.8	8,289.6	23.73	6,669.9
Basic revenue	2,475,574	14,878.5	12,302.6	20.94	9,747.1
Net operating income	989,074	5,944.5	4,688.6	26.79	3,479.0
Income before taxes	705,028	4,237.3	3,774.0	12.28	2,715.6
Net consolidated income	413,686	2,486.3	2,258.1	10.10	1,575.1
Ratios					
ROA		0.94	0.99		0.88
ROE (1)		17.56	20.86		18.51
Efficiency ratio (personnel & gen. expenses / net op. revenue)		53.98	56.11		57.70
BIS ratio (2)		12.76	10.86		12.03
Tier I (3)		8.44	7.64		8.19
NPL ratio		1.86	2.26		1.97
NPL coverage		143.32	123.04		120.84
Shares and shareholders					
Shareholders (number)		981,408	1,018,062		761,086
Shares outstanding (millions at period end)		4,659	4,560		3,668
Share price (Pta., Euro)	1,566	9.41	11.40		11.24
Market capitalization (millions)	7,295,128	43,844.6	51,986.7		41,226.0
Net attributable income per share (EPS)	90.63	0.5447	0.5369		0.4294
P/E ratio (times)		17.63	23.02		26.17
Yield		2.81	2.45		2.32
Other data					
Number of branches		9,817	10,848		8,713
Spain		4,707	5,518		6,011
Abroad		5,110	5,330		2,702
Number of employees		114,927	129,640		94,110
Spain		40,741	43,059		45,210
Abroad		74,186	86,581		48,900

(1) The ROE calculation does not include «anticipated voluntary reserves». 13.9% if included in 2001 and 17.6% in 2000.

(2) Adjusted for scheduled redemption of preferred stock: 12.04% (2001).

(3) Adjusted for scheduled redemption of preferred stock: 8.01% (2001).

Consolidated financial report

Summary of 2001

The Santander Central Hispano Group conducted its business in 2001 against a backdrop of sharp global economic slowdown which intensified as a result of the uncertainty generated by the events of September 11. World economic growth decelerated to around 2.4% from 4.7% in 2000.

The US economy grew by only 1%, losing steam at the end of 2000 due to higher energy prices, the rise in interest rates during the first half of 2000 (from 5.5% to 6.5%) and the bursting of the technology stock bubble. The events of September 11 accentuated some of these negative trends and GDP shrank in the second half of the year. However, the rapid response in monetary and fiscal policy increased confidence, at year end, that a recovery was on the way.

The international climate was not favorable for Latin American economies during 2001. The region grew marginally, following growth of 4.3% in 2000. Argentina's problems affected the whole of the region during a large part of the year, requiring tougher economic policies in some countries than domestic circumstances necessitated.

Europe did not escape the global trend and, although less intensely than in the US, the pace of its GDP growth declined from 3.5% in 2000 to 1.5% in 2001. Investment was the most affected component of demand. Moreover, the delicate budget situation of the main Eurozone countries (Germany, France and Italy) and the limits imposed by the Stability Pact prevented the adoption of active fiscal policies to counteract the slowdown, something that the US did do.

The Euro, in its last year as a virtual currency, was unable to recover parity with the US dollar despite a growth and interest rate differential that was favorable for the Euro zone during most of 2001.

The Spanish economy also slowed down, with growth declining from 4.1% to 2.8%, but maintaining a positive growth differential with the Euro zone. Investment in equipment was the component of demand that was the most affected by the deterioration in business expectations, although private consumption was also dented by the slower pace of job creation and higher inflation.

In this context of lower GDP growth and reduced inflation, the main central banks adopted expansionary monetary policies. Of particular note was the coordination among central banks after the financial shock following the terrorist attacks in New York, to cut interest rates and guarantee the liquidity of the financial system.

In this new economic and financial environment, dominated by uncertainty, a series of critical factors gained importance (including equity, liquidity, diversification, risk management, provisions, etc. upon which Santander Central Hispano has been focusing its strategy, especially during 2001):

- The Group's capital base improved, with the BIS ratio rising from 10.86% at the end of 2000 to 12.76% a year later, while the quality of its composition was also enhanced (Tier 1 increased from 7.64% to 8.44%). This was due to a more prudent selection in risk asset growth, the launch of four issues of subordinated debt totaling EUR 1,832 million and the early amortization of goodwill. It also reflects the temporary effect of the EUR 900 million capital increase made in December 2001, under which preference shares of the same amount are being amortized. Once amortized, the BIS ratio will be 12.04% and Tier 1 will reach 8.01%. In this case, the equity surplus over the minimum requirement amounts to EUR 8,252 million (approximately Pta. 1.4 trillion), together with EUR 6,000 million of unrealized capital gains that further strengthen the balance sheet.

- The Group continued to be particularly cautious in maintaining high standards of liquidity, backed by both the development of customer business (where the increase in funds collected was triple that of loans granted) as well as an active presence in international markets to capture medium- and long-term funds, stepping up the liquidity policy at a global level and in the different countries where Santander Central Hispano operates, particularly Latin America.

- Santander Central Hispano also maintained its particularly prudent credit risk management policy, underscored by the high levels of credit quality and coverage reached and favorable performance during 2001. The balance of bad and doubtful loans declined 14.0% in 2001. The NPL ratio improved 40 basis points and NPL coverage was 20 percentage points higher, comfortably reaching in both cases the objectives set for the end of the year.

- The Group's risk profile was reduced through different actions. Over the last three years the Group has continuously reduced regulatory country-risk from US$1,665.7 million, net of allowances, at the end of 1998 to US1,143.0 million at the end of 2000 and US$787.1

million at the end of 2001. This represents a 52.7% reduction over the past three years and a 31.1% reduction in 2001.

The Value at Risk (VaR) was also much lower than the maximum limits established by the Group, and below the levels of 2000. At the end of the year it was reduced to US$18.9 million (US$30 million at the end of 2000).

Within the context of lower growth and greater uncertainty, the Group's income statement was characterized by: strict control and good performance of operating expenses (4.1% lower in the second half than in the first), the policy of stronger provisions, with the establishment of a special reserve of EUR 1,287 million, which covers the whole book value and goodwill of Banco Río, and the large provisions made during 2001 for loan losses and early amortization of goodwill.

When analyzing the Group's consolidated accounts and its business areas, it is necessary to bear in mind the incorporation, during 2000, of the banks Totta and Crédito Predial Português in Europe, and Serfin, Meridional, Banespa and Caracas in Latin America, together with companies such as Patagon and some fund management entities. All of them made a partial contribution to results in 2000, but in 2001 they were fully consolidated, resulting in some impact from the change in the consolidation perimeter when comparing both years. This does not occur in the balance sheet, as figures are compared as at December of each year, providing no substantial change in the consolidation perimeter.

Banesto continued to progress, with 23.1% growth in its income before taxes. This was due to both the favorable performance of business margins as well as to cost control, which produced a further improvement in operating efficiency of 3.3 percentage points. The higher earnings were accompanied by stronger business activity, highlighted by the growth in lending and customer funds, and improved NPL and NPL coverage ratios.

The banking Group's activity in Portugal during 2001 was focused on creating a single IT platform for the three retail banks, re-launching the business drive at the networks acquired and improving activity, efficiency and profitability ratios. All this is reflected in a rise in market share of 0.5 percentage points in customer funds, an improvement of more than 3 percentage points in the efficiency ratio, which is now below 50%, and a higher than envisaged net attributable income.

In Germany, as part of the Group's consumer finance expansion strategy, Santander Central Hispano and the Werhahn Group reached a cooperation agreement between their subsidiaries CC-Bank and AKB Bank, leaders in consumer and auto financing, respectively.

In this respect, during the first half of 2002, Santander Central Hispano can acquire 100% of AKB Group by exercising the options that have been agreed.

In Latin America, the Group worked on consolidating a homogeneous management model, in the different countries, for business (marketing platform), risk (already completed) and technology (a common platform, «Altair», now operating in five countries). Net attributable income in Latin America reached US$1,510 million.

In Brazil, plans went ahead according to schedule to increase efficiency, modernize technology and develop the business of Banespa. The full effects of these plans will be reflected in coming years, enabling the net attributable income target of US$750 million for 2003 to be achieved.

Mexico and Chile, two countries which along with Brazil provide stability to results and account for 88% of the net attributable income generated in Latin America, performed well in 2001. Of note in Mexico was the integration of Banca Serfin and Santander Mexicano which produced significant cost savings, reflected in an improvement of more than 10 percentage points in the overall efficiency ratio. Meanwhile, net attributable income was well above initial expectations (27% higher than the budgeted figure).

In Argentina, on the other hand, income was affected by the difficulties being faced by the country, which finally resulted in a devaluation of the Argentine peso. In this environment, Banco Río's strategy has centered on preserving liquidity levels, reducing sovereign risk through lower exposure to the Argentine public sector, strengthening credit risk controls, increasing NPL coverage (which at the end of the year reached 100%) and optimizing the volume and structure of equity. In addition to these measures, the Group decided to establish a special reserve for Argentina of EUR 1,287 million, which covers all the investment (book value and goodwill) in Banco Rio.

The Group's net attributable income rose 10.1% to EUR 2,486.3 million (Pta. 413,686 million). A major factor in this growth was the 26.8% rise in net operating income. The rise in net operating income, which was higher than that for income before taxes and net attributable income, underscores the quality of the Group's earnings and reflects the large volume of provisions.

In quarterly terms, the growth in net operating income was also good; eliminating the impact of the most seasonal items, such as dividends (particularly high in the second quarter) and trading gains, the figure for the fourth quarter was the highest ever in the history of the Group, as was the case of net interest revenue (excluding dividends).

The net attributable income figure implies growth in earnings per share of 1.5% (from EUR 0.5369 to EUR 0.5447), which should be viewed positively within an international context marked by declines. ROA was 0.94% and ROE (excluding anticipated reserves) was 17.56%.

Inter-annual growth in total assets was notably less than in prior quarters. This was due to the fact that there were no new acquisitions in the fourth quarter, to a reduction in certain assets and to the performance of exchange rates (which had a slightly negative effect on year-on-year comparisons). Total assets amounted to EUR 358,138 million (Pta. 59.6 trillion), a 2.6% rise over 2000.

The volume of customer business reflected the policy of higher growth in customer deposits, which rose 10.1%, four times the increase in loans (+2.6%). The exchange-rate effect was around -1% on all the Group's balances.

Highlights on the lending side include: the 19.4% increase in secured loans (mainly mortgages) in Spain, the slower pace of growth of consumer loans, the impact of securitization (basically of commercial bills) and the containment policy in Latin America where the volume of loans declined 4.5% (affected by the depreciation of currencies as the balance did not change if this effect is excluded). On the liabilities side, sight deposits in Spain increased 5.0% and savings accounts rose 12.6%, the latter performing better than the market. This performance was accompanied by sustained profitability, which improved by 31 basis points.

Off-balance sheet, mutual funds rose 5.4% over year end 2000. The balances in Spain continued to grow at a faster pace than the average for the sector, producing an increase of almost one percentage point in market share, with gains in both FIM (capital market), FIAMM (money market) and real estate funds. Pension funds rose 14.9%, with growth both in Spain, where the campaign launched at the end of 2001 brought total funds captured during the year to EUR 611 million, as well as Latin America.

Income statement

	Pta. MM.	Euro MM.	2001 %ATA	Euro MM.	2000 %ATA	Var. 2001/2000 Amount	(%)	1999 Euro MM.
Interest revenues	4,678,234	28,116.8	7.97	29,159.7	9.41	(1,043.0)	(3.58)	19,612.0
Dividends	91,247	548.4	0.16	424.2	0.14	124.2	29.28	331.7
Interest expenses	(3,062,899)	(18,408.4)	(5.22)	(21,294.4)	(6.87)	2,886.0	(13.55)	(13,273.8)
Net interest revenue	**1,706,582**	**10,256.8**	**2.91**	**8,289.6**	**2.67**	**1,967.2**	**23.73**	**6,669.9**
Net fees and commissions	768,992	4,621.7	1.31	4,013.0	1.29	608.7	15.17	3,077.1
Basic revenue	**2,475,574**	**14,878.5**	**4.22**	**12,302.6**	**3.97**	**2,575.9**	**20.94**	**9,747.1**
Trading gains	113,998	685.1	0.19	702.1	0.23	(17.0)	(2.42)	379.6
Net operating revenue	**2,589,572**	**15,563.6**	**4.41**	**13,004.7**	**4.19**	**2,559.0**	**19.68**	**10,126.7**
Personnel and general expenses	(1,397,806)	(8,401.0)	(2.38)	(7,296.4)	(2.35)	(1,104.6)	15.14	(5,843.2)
a) Personnel expenses	(874,907)	(5,258.3)	(1.49)	(4,451.0)	(1.44)	(807.3)	18.14	(3,775.8)
b) General expenses	(522,899)	(3,142.7)	(0.89)	(2,845.4)	(0.92)	(297.3)	10.45	(2,067.4)
Depreciation	(164,276)	(987.3)	(0.28)	(900.1)	(0.29)	(87.2)	9.68	(735.8)
Other operating costs	(38,416)	(230.9)	(0.07)	(119.6)	(0.04)	(111.3)	93.07	(68.7)
Operating costs	**(1,600,498)**	**(9,619.2)**	**(2.73)**	**(8,316.1)**	**(2.68)**	**(1,303.1)**	**15.67**	**(6,647.7)**
Net operating income	**989,074**	**5,944.5**	**1.68**	**4,688.6**	**1.51**	**1,255.9**	**26.79**	**3,479.0**
Income from equity - accounted holdings	86,833	521.9	0.15	754.3	0.24	(232.4)	(30.81)	322.8
Less:								
Dividends from equity acc. holdings	*70,493*	*423.7*	*0.12*	*293.4*	*0.09*	*130.3*	*44.41*	*240.3*
Earnings from Group transactions	194,580	1,169.4	0.33	384.8	0.12	784.6	203.87	704.5
Net provisions for loan - losses	(263,891)	(1,586.0)	(0.45)	(1,048.3)	(0.34)	(537.7)	51.29	(988.1)
Writedown of investment securities	(125)	(0.8)	(0.00)	(0.6)	(0.00)	(0.1)	22.51	(4.0)
Goodwill amortization	(311,633)	(1,873.0)	(0.53)	(598.5)	(0.19)	(1,274.4)	212.92	(648.0)
Special reserve	(206,984)	(1,244.0)	(0.35)	—	—	(1,244.0)	—	—
Other income	217,174	1,305.2	0.37	(406.2)	(0.13)	1,711.4	—	(150.7)
Income before taxes	**705,028**	**4,237.3**	**1.20**	**3,774.0**	**1.22**	**463.3**	**12.28**	**2,715.6**
Corporate tax	(151,477)	(910.4)	(0.26)	(714.9)	(0.23)	(195.5)	27.35	(543.6)
Net consolidated income	**553,551**	**3,326.9**	**0.94**	**3,059.1**	**0.99**	**267.8**	**8.75**	**2,172.0**
Minority interests	56,629	340.3	0.10	358.5	0.12	(18.1)	(5.06)	231.2
Dividend - preferred shareholders	83,236	500.3	0.14	442.5	0.14	57.8	13.05	365.8
Net attributable income	**413,686**	**2,486.3**	**0.70**	**2,258.1**	**0.73**	**228.2**	**10.10**	**1,575.1**
Note:								
Average Total Assets	58,699,028	352,788.3		310,036.0		42,752.3	13.79	247,222.1
Average Shareholders' Equity	2,356,001	14,159.9		10,827.4		3,332.4	30.78	8,511.4

Quarterly. Euro million

	2000				2001
	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Interest revenues	7,817.7	8,367.6	7,129.5	6,424.6	6,195.0
Dividends	97.8	64.0	305.2	56.1	123.1
Interest expenses	(5,564.4)	(6,018.6)	(4,695.1)	(4,048.8)	(3,645.9)
Net interest revenue	**2,351.1**	**2,413.0**	**2,739.5**	**2,432.0**	**2,672.3**
Net fees and commissions	1,108.0	1,163.4	1,178.4	1,153.9	1,126.1
Basic revenue	**3,459.1**	**3,576.4**	**3,917.9**	**3,585.8**	**3,798.3**
Trading gains	209.1	239.7	207.2	158.9	79.3
Net operating revenue	**3,668.1**	**3,816.2**	**4,125.1**	**3,744.8**	**3,877.7**
Personnel and general expenses	(2,192.6)	(2,126.8)	(2,161.1)	(2,032.2)	(2,080.8)
a) Personnel expenses	(1,298.1)	(1,324.8)	(1,360.1)	(1,271.7)	(1,301.7)
b) General expenses	(894.6)	(802.0)	(801.1)	(760.5)	(779.1)
Depreciation	(257.0)	(235.0)	(244.4)	(246.6)	(261.3)
Other operating costs	(52.9)	(61.1)	(50.9)	(61.4)	(57.5)
Operating costs	**(2,502.5)**	**(2,422.8)**	**(2,456.5)**	**(2,340.2)**	**(2,399.7)**
Net operating income	**1,165.6**	**1,393.3**	**1,668.6**	**1,404.6**	**1,478.0**
Income from equity - accounted holdings	133.4	225.0	(15.5)	230.9	81.5
Less:					
Dividends from equity - accounted holdings	*81.5*	*23.1*	*273.5*	*26.0*	*101.0*
Earnings from Group transactions	23.2	195.4	137.6	265.0	571.4
Net provisions for loan - losses	(397.5)	(359.4)	(475.7)	(489.3)	(261.6)
Writedown of investment securities	(1.2)	1.3	0.1	(1.7)	(0.3)
Goodwill amortization	(377.1)	(351.0)	(952.1)	(192.0)	(377.8)
Other income	409.7	67.0	840.7	(198.4)	(648.1)
Income before taxes	**956.1**	**1,171.6**	**1,203.7**	**1,019.0**	**843.0**
Corporate tax	(151.1)	(251.5)	(258.2)	(227.3)	(173.4)
Net consolidated income	**805.0**	**920.1**	**945.6**	**791.7**	**669.6**
Minority interests	77.7	123.5	99.6	64.1	53.2
Dividend - preferred shareholders	111.0	128.3	132.4	116.7	122.9
Net attributable income	**616.3**	**668.3**	**713.6**	**610.9**	**493.5**
Note:					
Average Total Assets	343,503.1	350,980.7	361,561.0	350,497.6	350,808.5
Average Shareholders' Equity	13,303.5	14,345.7	14,215.2	14,025.1	13,968.1

Santander Central Hispano Consolidated Results

Net interest revenue

Net interest revenue rose 23.7% in 2001 to EUR 10,256.8 million. Growth came from the rise in business volume (impact of the incorporation of new entities), and the improved trend of margins observed in the Spanish market, where active management of short-term market interest rates has allowed an increase in customer spreads. The spread in retail banking (including Banesto) in 2001 was 31 basis points higher than that in 2000. The increase in the yield of total assets was greater than the growth in the cost of funds resulting in an increase in the spread between the two from 2.67% to 2.91% for the Group.

Net interest revenue
Euro MM.


6,190
6,670
8,290
10,257
+23.7%
1998
1999
2000
2001

Excluding new incorporations, which contributed EUR 1,712 million, and the impact (slightly negative) of exchange rates, net interest revenue increased 5.3% over 2000. This reflected the positive performance of net interest revenue in Spain from retail, private and corporate banking, and the negative effect of the lower contribution of the ALCO public debt portfolios compared to previous years, as well as the higher financing cost arising from the acquisitions made during 2000.

Average yield of assets

	January-December 2001		January-December 2000	
(%)	Weight	Av. rate	Weight	Av. rate
Central banks and Government debt securities	9.54	4.74	10.49	5.53
Due from banks	11.53	7.80	12.68	7.13
Loans:	48.19	9.59	49.48	9.65
EMU currency	29.27	6.34	30.21	6.14
Other currencies	18.92	14.62	19.27	15.17
Investment securities	16.86	7.62	15.87	6.29
Other assets	13.88	—	11.48	—
Other revenue	—	0.87	—	2.28
Total	**100.00**	**8.13**	**100.00**	**9.54**

Average cost of funds

	January-December 2001		January-December 2000	
(%)	Weight	Av. rate	Weight	Av. rate
Due to banks	16.70	6.85	22.30	6.05
Customer deposits:	49.32	4.66	48.77	5.03
EMU currency	26.97	2.71	26.92	2.15
Other currencies	22.35	7.01	21.85	8.58
Debt securities and subordinated debt	14.70	6.67	12.38	6.86
EMU currency	5.25	5.54	4.78	4.87
Other currencies	9.45	7.30	7.60	8.11
Net shareholders' equity	5.68	—	4.87	—
Other liabilities	13.60	2.46	11.68	1.44
Other costs	—	0.46	—	2.05
Total	**100.00**	**5.22**	**100.00**	**6.87**

Net fees and commissions

The performance of net fees and commissions was very stable during the year, with between EUR 1,100 million and EUR 1,200 million generated every quarter, despite the weakening of international capital markets and the lower value of mutual funds following the incidents in September.

Fee income and commissions in 2001 rose 15.2% to EUR 4,621.7 million and progress was made in most business areas, chiefly in those related to traditional banking activity: credit and debit cards, checks and transfers, commercial bills, contingent liabilities, etc. together with those derived from asset management and insurance. Only securities and custody services performed negatively because of reduced activity and the weakness of the stock markets.

Excluding the new incorporations, «business alone» growth would have been almost zero, because of the slight reduction in mutual and pension funds (-1.8%), due to lower balances of mutual funds in the Spanish market, and the 20.9% fall in fees from securities services.

Net fees and commissions
Euro MM.



2,751
3,077
4,013
+15.2%
4,622
1998
1999
2000
2001

Net fees and commissions

	2001 Pta. MM.	2001 Euro MM.	2000 Euro MM.	Var. 2001/2000 Amount	Var. 2001/2000 (%)	1999 Euro MM.
Mutual & pension funds	258,189	1,551.7	1,397.6	154.1	11.03	1,231.2
Credit and debit cards	89,742	539.4	498.8	40.6	8.14	391.6
Securities services	99,598	598.6	725.2	(126.6)	(17.46)	517.3
Contingent liabilities	34,860	209.5	202.1	7.4	3.65	165.8
Commercial paper	81,227	488.2	288.9	199.2	68.96	153.6
Account management	85,431	513.5	366.3	147.2	40.19	305.6
Insurance	38,263	230.0	128.4	101.5	79.07	84.5
Other operations	81,682	490.9	405.6	85.3	21.03	227.5
Total	**768,992**	**4,621.7**	**4,013.0**	**608.7**	**15.17**	**3,077.1**

Basic revenue

Due to the growth in net interest revenue and net fees and commissions, basic revenue rose 20.9% to EUR 14,878.5 million (Pta. 2.5 trillion). Net fees and commissions accounted for more than 31.0% of basic revenue.

Trading gains

Trading gains, including those generated in the trading of assets (net of provisions) and from exchange differences, amounted to EUR 685.1 million, 2.4% lower than in 2000, due to the negative impact of Argentina's crisis on the valuation of trading portfolios in that country, which wiped out the favorable performance of the trading portfolios in Spain and other subsidiaries abroad.

The Value at Risk (VaR) performance during 2001 reflects the Group's policy of maintaining a medium/low market risk profile, as well as the flexibility needed to adapt to the markets' changing circumstances. VaR declined from a maximum in the first half of 2000 of around US$45 million to an average of US$27.0 million in 2001 (US$18.9 million at year end).

Net operating revenue

Net operating revenue rose 19.7% to EUR 15,563.6 million (Pta. 2.6 trillion). This figure underscores the strength of recurrent revenue which adds stability to the income statement. This stability was strengthened by the fact that 87% of net operating revenue came from retail banking in Spain and abroad and almost 96% relates to net interest revenue plus fees and commissions income.

Personnel and general expenses

The 15.1% rise in personnel and general expenses was largely the result of the incorporation of new entities and new projects undertaken. The trend, however, was positive as the second half had the lowest volume of expenses of the year, both personnel (-4.1% over the first half) as well as general (-4.0%).

Expenses on a like-for-like basis (assuming all new incorporations in 2000 as from January 1), declined 3.5% in nominal terms, both personnel (-1.0%) as well as general (-7.4%). The reductions were across the board. Of note in Spain were the reductions in the Parent Bank, Banesto and Patagon Internet Bank and, in Latin America, in Mexico, Brazil, Chile and Peru. As well as the global savings policy undertaken by the whole Group, specific measures were taken during the year, both at a general level as well as in Spain and Latin America. These measures include: joint management of purchases in Spain and Portugal through electronic purchasing processes, a technique also applied in some Latin American countries, with savings of EUR 17 million; optimization measures relating to travel, with savings of EUR 4.2 million, and unification of the branch network, with expected savings of EUR 6.7 million in the generation and mailing of information to clients.

The different business areas also performed well, improving their efficiency, through, in some cases (Retail Banking in Spain and Banesto) a nominal cut in spending, and in others (Retail Banking Abroad, Global Wholesale Banking and Asset Management and Private Banking) boosting revenue more than the rise in spending. All the business areas improved their efficiency ratio, especially Retail Banking in Spain which for the first time dropped below 50% and Global Wholesale Banking which improved to below 40%.

Personnel and general expenses

	2001		2000	Var. 2001/2000		1999
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)	Euro MM.
Personnel expenses	874,907	5,258.3	4,451.0	807.3	18.14	3,775.8
General expenses:	522,899	3,142.7	2,845.4	297.3	10.45	2,067.4
Information technology	90,915	546.4	506.0	40.4	7.99	325.6
Communications	57,769	347.2	287.6	59.6	20.71	229.8
Advertising	56,583	340.1	305.2	34.8	11.42	203.1
Buildings and premises	93,293	560.7	509.6	51.1	10.04	393.1
Printed & office material	18,229	109.6	92.2	17.3	18.76	74.6
Taxes (other than income tax)	33,882	203.6	189.0	14.7	7.76	150.7
Other expenses	172,228	1,035.1	955.8	79.3	8.30	690.5
Total	**1,397,806**	**8,401.0**	**7,296.4**	**1,104.6**	**15.14**	**5,843.2**

Efficiency ratio

%


62.11
57.70
56.11
53.98
-213 b.p.
1998
1999
2000
2001

The Group's efficiency ratio improved 213 basis points in 2001 to 53.98%, despite the incorporation of new entities with larger efficiency ratios than that of the Group as a whole (towards which they will converge progressively).

Despite this favorable performance, the Group still has a lot of leeway in terms of cost reduction, such as the full integration of networks in Spain, downsizing of central office structures and improving the operational efficiency of recently incorporated entities.

The positive impact of these measures will be reflected in future quarterly results.

Depreciation

Depreciation rose 9.7% to EUR 987.3 million. The increase was wholly due to the incorporation of new entities (on a like-for-like basis the rise was only 1.4%).

Net operating income

Net operating income amounted to EUR 5,944.5 million (Pta. 989,074 million), 26.8% more than in 2000. Measured against average total assets, net operating income increased to 1.51% in 2000 and 1.68% in 2001 from 1.25% prior to the merger. The continued rise in the return on assets over the last three years reflects the capacity of Santander Central Hispano to efficiently manage revenue and spending.

Income from equity-accounted holdings

Income from equity-accounted holdings, including dividends paid, amounted to EUR 945.5 million (Pta. 157,326 million), 9.7% lower than in 2000 due in part to the EUR 51.8 million of non-recurrent income obtained that year from the sale of real estate at Agapsa, a Banesto subsidiary. Highlights include the higher contribution of Royal Bank of Scotland, (because of the increase in its size after the incorporation of NatWest and because its final earnings in 2001 were well above those reflected during the course of that year) and of the companies in the Industrial Group in Spain (Cepsa, Dragados, Vallehermoso). On the other hand, the contribution of other European banks in which the Group has stakes was lower due to the impact of the economic environment on their earnings. Other entities, with strong potential growth, made a negative contribution as they have not yet reached maturity.

Earnings from Group transactions

Most of the EUR 1,169.4 million of earnings in 2001 came from the capital gains generated by the sale of a 1.0% stake in Royal Bank of Scotland, 3.3% of MetLife and of the Chilean insurance companies Vida Santander and Reaseguros de Vida Soince-Re. These capital gains have contributed to the creation of extraordinary provisions.

Net provisions for loan-losses and country risk

Loan-loss provisions amounted to EUR 2,141.0 million (Pta. 356,230 million), including EUR 312.9 million arising from the Bank of Spain's regulation regarding provisions for statistical loan-loss coverage which was not in force in the first half of 2000. Country-risk allowance releases amounted to EUR 61.4 million (EUR 93.0 million in 2000). Loan-loss recoveries amounted to EUR 493.6 million, a rise of 30.6% over 2000.

Total net loan-loss provisions were EUR 1,586.0 million, 51.3% more than in 2000 and reflected the major provisioning effort made in all areas. The impact of the allowance for statistical loan-loss coverage on Retail Banking and Banesto and the continued conservative policy in Latin America were particularly significant.



Net operating income
Euro MM.
2,949
3,479
4,689
+26.8%
5,944
1998
1999
2000
2001
Net operating income
% ATA
1.25
1.41
1.51
+17 b.p.
1.68
1998
1999
2000
2001

Net loan-loss and country risk provisions

	2001		2000	Var. 2001/2000		1999
	Pta MM.	Euro MM.	Euro MM.	Amount	(%)	Euro MM.
Non - performing loans	356,230	2,141.0	1,519.4	621.6	40.91	1,375.7
Country - risk	(10,210)	(61.4)	(93.0)	31.6	(34.03)	(17.9)
Recovery of written - off assets	(82,129)	(493.6)	(378.1)	(115.6)	30.56	(369.7)
Net provisions	**263,891**	**1,586.0**	**1,048.3**	**537.7**	**51.29**	**988.1**

Goodwill

The Group charged EUR 1,873.0 million (Pta. 311,633 million) to amortization of goodwill, up from EUR 598.5 million in 2000. The rise was due to an increase in existing stakes, the acquisition of banks in Europe and Latin America and, mainly, to the early amortization of goodwill at Banespa, amounting to EUR 1,229.2 million (Pta. 204,515 million).

The Group's policy over the past few years has been to assign capital gains to extraordinary provisions and, particularly, to the early amortization of goodwill. In future, Santander Central Hispano will continue to optimize capital gains on the basis of economic criteria, which should not be affected by purely accounting considerations. As long as prevailing accounting criteria continue to require amortization of goodwill, the Group will analyze alternative formulas which enable it to fulfill its commitments relating to accelerated goodwill amortization without necessarily resorting to the realization of capital gains.

In any case, it should be pointed out that the amortization of goodwill does not affect the Group's actual capacity to generate revenues and cash flow, although it does impact accounting income which can become distorted when compared to that of other entities. According to the prevailing accounting rules, Santander Central Hispano, like other European banks, is penalized vis-a-vis US banks which are no longer obliged to amortize the goodwill of their acquisitions.

Special reserve and other income

Other income includes a series of heterogeneous results, some positive (chiefly the capital gains from Vodafone), as well as the different charges made to continue to strengthen the balance sheet. In addition, EUR 1,287 million was set aside, as already mentioned in other parts of this report, as a reserve for Argentina which covers the entire investment in Banco Río (book value and goodwill).

Net attributable income

Income before taxes was 12.3% higher at EUR 4,237.3 million (Pta. 705,028 million). The increase of EUR 463.3 million came mainly from net operating income and income from equity-accounted holdings, which rose by EUR 1,023.5 million. This was because in 2001, as in 2000, the Group maintained a very conservative provisioning policy. Net consolidated income (after tax) was EUR 3,326.9 million and ROA was 0.94% (0.99% in 2000).

Out of consolidated net income, 10.2% related to minority shareholders' interests (mainly at Latin American entities) and 15.0% to preference shares. Net attributable income (after deducting the previous items) was EUR 2,486.3 million (Pta. 413,686 million), 10.1% more than in 2000.

ROE was 17.56%, down from 20.86% in 2000 (excluding voluntary anticipated reserves in both cases).

Net attributable income
Euro MM.


1,250
1,575
2,258
+10.1%
2,486
1998
1999
2000
2001

Balance sheet

	2001 Pta. MM.	2001 Euro MM.	2000 Euro MM.	Var. 2001/2000 Amount	Var. 2001/2000 (%)	1999 Euro MM.
Assets						
Cash and central banks	1,627,621	9,782.2	8,371.7	1,410.5	16.85	6,226.9
Government debt securities	4,108,884	24,694.9	22,754.9	1,940.0	8.53	29,717.6
Due from banks	7,152,816	42,989.3	36,764.1	6,225.2	16.93	30,226.3
Loans	28,921,555	173,822.0	169,384.2	4,437.8	2.62	127,472.1
Investment securities	9,650,631	58,001.5	61,886.3	(3,884.8)	(6.28)	36,037.7
Fixed income	7,038,859	42,304.4	46,561.7	(4,257.3)	(9.14)	25,613.8
Equity	2,611,772	15,697.1	15,324.6	372.5	2.43	10,423.9
Shares and other securities	1,299,127	7,807.9	6,448.9	1,359.0	21.07	5,526.2
Equity stakes	1,108,431	6,661.8	7,719.7	(1,057.9)	(13.70)	4,036.7
Equity stakes in Group companies	204,214	1,227.4	1,156.0	71.4	6.18	861.0
Tangible and intangible assets	1,202,590	7,227.7	7,386.2	(158.5)	(2.15)	6,302.8
Treasury stock	3,557	21.4	56.1	(34.7)	(61.87)	35.7
Goodwill	1,642,013	9,868.7	11,632.8	(1,764.1)	(15.16)	2,542.6
Other assets	5,025,308	30,202.7	29,704.4	498.3	1.68	17,040.2
Prior years' results from consolidated companies	254,093	1,527.1	987.4	539.8	54.67	836.7
Total assets	**59,589,068**	**358,137.5**	**348,928.0**	**9,209.5**	**2.64**	**256,438.5**
Liabilities						
Due to banks	8,973,162	53,929.8	68,011.0	(14,081.2)	(20.70)	63,252.2
Customer deposits	30,203,600	181,527.3	169,554.5	11,972.8	7.06	121,573.1
Deposits	23,782,515	142,935.8	145,551.4	(2,615.6)	(1.80)	104,756.2
REPOs	6,421,085	38,591.5	24,003.1	14,588.4	60.78	16,817.0
Debt securities	6,923,171	41,609.1	34,165.9	7,443.2	21.79	24,084.8
Subordinated debt	2,162,351	12,996.0	10,729.9	2,266.0	21.12	8,098.7
Pension and other allowances	2,836,800	17,049.5	15,579.5	1,470.1	9.44	4,370.2
Minority interests	1,236,802	7,433.3	8,331.7	(898.4)	(10.78)	6,340.1
Net consolidated income	553,551	3,326.9	3,059.1	267.8	8.75	2,172.0
Capital	387,626	2,329.7	2,280.1	49.6	2.17	1,833.9
Reserves	2,860,243	17,190.4	15,544.3	1,646.1	10.59	6,358.4
Other liabilities	3,451,762	20,745.5	21,671.9	(926.4)	(4.27)	18,355.0
Total liabilities	**59,589,068**	**358,137.5**	**348,928.0**	**9,209.5**	**2.64**	**256,438.5**
Other managed funds (off - balance sheet)	15,847,687	95,246.5	88,648.2	6,598.4	7.44	78,475.7
Total managed funds	**75,436,755**	**453,384.0**	**437,576.1**	**15,807.9**	**3.61**	**334,914.1**
Contingent liabilities	**5,038,655**	**30,282.9**	**26,192.0**	**4,091.0**	**15.62**	**20,895.4**
Guarantees	4,342,885	26,101.3	22,155.7	3,945.6	17.81	17,618.2
Documentary credits	695,770	4,181.7	4,036.3	145.3	3.60	3,277.2

Consolidated Group balance sheet

Total funds managed by the Group stood at EUR 453,384 million (Pta. 75.4 trillion), 3.6% more than in 2000. On-balance sheet items (EUR 358,158 million) accounted for 79% of the total and the rest were mutual and pension funds and managed portfolios.

In order to correctly interpret the performance of the balance sheet and the rest of funds managed by the Group, one should take into account the depreciation of most currencies against the US$, which is partly offset by the dollar's slide against the Euro.

The combined effect over Group balances is a negative 1% (-4% if only the non-resident balances are taken into account).

The expansion of the Group had no effect on balances as the last entities incorporated to the Group (Banespa and Banco Caracas) were included in December 2000.

As regards the structure of the balance sheet, there were no significant changes in 2001, with loans continuing to account for 49% of total assets. The decline in the «other assets» item is mainly due to goodwill.

In liabilities, customer funds (excluding REPOs) account for 55.2% of the total. The balances with the Bank of Spain and with credit entities plus REPOs reduced their relative share by 0.6 percentage points, bringing the total reduction to more than 5 percentage points in 2000 and 2001, a large part of which was absorbed by the greater relative share of equity and provisions.



Structure of assets (%)
39.8
37.2
37.8
Due from banks + Portfolio
49.7
48.5
48.6
Loans
10.5
14.3
13.6
Other assets
1999
2000
2001
Structure of liabilities (%)
31.2
26.4
25.8
Due to banks + REPOs
53.4
54.6
55.2
Customer funds
15.4
19.0
19.0
Other liabilities
1999
2000
2001

The exchange rates against the Euro relating to the main currencies affecting the Group's financial statements appear below. The end of year rates are used to prepare the balance sheet, funds under management and contingent liabilities. The average exchange rates are used to prepare the income statement.

Exchange rates: currency/euro parity

	2001		2000	
	Year-end	**Average**	**Year-end**	**Average**
US$	0.8813	0.8946	0.9305	0.9214
Sterling	0.6085	0.6216	0.6241	0.6092
Argentine peso	0.8813	0.8946	0.9305	0.9214
Bolivian peso	6.0008	5.9006	5.9053	5.6852
Brazilian real	2.0451	2.1021	1.8145	1.6857
Colombian peso	2,020.3755	2,057.4787	2,075.6478	1,923.9986
Chilean peso	574.9602	568.2930	531.5201	496.9299
New Mexican peso	8.0507	8.3573	8.9212	8.7156
Paraguayan guarani	4,084.8005	3,638.5624	3,291.5277	3,227.4197
New Peruvian sol	3.0373	3.1462	3.2795	3.2039
Uruguayan peso	12.2941	11.9022	11.6109	11.1505
Venezuelan bolivar	674.1980	644.6314	650.3264	626.4527

Lending

Net Group loans amounted to EUR 179,109 million (Pta. 29.8 trillion), 2.6% more than in 2000.

Loans to other resident sectors rose 3.7% to EUR 84,722 million (Pta. 14.1 trillion). Excluding the effect of securitization (EUR 1,181 million), the increase was 5.2%. Secured loans rose 19.4% for the whole year (23.0% excluding the effect of securitization) with increases in all areas. Commercial bills, affected by securitization, declined, while consumer loans grew more moderately due to the reduced demand for this type of financing by households (around 2% growth year-on-year).

Gross loans
Euro billion


115.4
130.9
174.6
+2.6%
179.1
1998
1999
2000
2001

Secured loans. Private sector
Euro billion


19.9
23.9
27.7
+19.4%
33.0
1998
1999
2000
2001

Loans

	2001 Pta. MM.	2001 Euro MM.	2000 Euro MM.	Var. 2001/2000 Amount	Var. 2001/2000 (%)	1999 Euro MM.
Public sector	707,086	4,249.7	4,148.9	100.8	2.43	4,099.6
Private sector	14,096,505	84,721.7	81,677.6	3,044.1	3.73	71,443.4
Secured loans	5,495,447	33,028.3	27,652.7	5,375.6	19.44	23,899.7
Other loans	8,601,058	51,693.4	54,024.9	(2,331.5)	(4.32)	47,543.7
Non - resident sector	14,997,699	90,138.0	88,730.0	1,408.0	1.59	55,394.2
Secured loans	4,043,381	24,301.2	22,898.5	1,402.7	6.13	14,508.5
Other loans	10,954,318	65,836.8	65,831.5	5.3	0.01	40,885.7
Gross loans	**29,801,290**	**179,109.4**	**174,556.4**	**4,553.0**	**2.61**	**130,937.2**
Less: allowance for loan losses	879,735	5,287.3	5,172.2	115.1	2.23	3,465.1
Net loans	**28,921,555**	**173,822.0**	**169,384.2**	**4,437.8**	**2.62**	**127,472.1**
Note: Dobtful loans	647,982	3,894.5	4,517.9	(623.5)	(13.80)	2,999.6
Public sector	741	4.5	3.7	0.7	19.89	8.7
Private sector	154,908	931.0	855.5	75.5	8.82	850.0
Non - resident sector	492,333	2,959.0	3,658.7	(699.7)	(19.12)	2,140.9

Loans to the non-resident sector increased 1.6%, as a result of the strategy of reducing growth in some countries and the negative impact of exchange rates. The public administrations balance also rose moderately (+2.4%).

Besides loans, the Group has assumed other risks (guarantees, documentary credits), as well as different commitments and contingencies, contracted by the Group in the normal course of its operations. The nominal value, the equivalent loan amount and the risk-weighted figure (calculated in accordance with the regulations for the BIS capital adequacy ratio) for these risks, are provided below.

Regarding risk control, the Santander Central Hispano Group closely monitors the main Spanish and international economic indicators in order to adjust its policies and risk management tools ahead of time and in accordance with the latest economic performance in the different geographic areas where it operates. The objective is always to maintain a medium-low risk profile.

It also continues to strengthen and improve its risk management model, anticipating future changes in the regulatory framework derived from the current review of the Basle Capital Agreement.

Memorandum accounts
Euro MM.

	2001 Balance (nominal value)	2001 Assets	2001 Risk weighted	2000 Balance (nominal value)	2000 Assets	2000 Risk weighted
Contingent liabilities:						
Rediscounts, endorsements and acceptances	93.5	93.5	54.1	32.3	31.6	6.0
Assets assigned to sundry obligations	258.1	258.1	258.1	211.4	211.4	211.4
Guarantees and other sureties	26,101.3	15,599.8	13,655.0	22,208.1	13,161.6	12,460.2
Other contingent liabilities	4,900.2	2,512.0	1,454.0	4,769.3	2,547.7	1,640.3
Subtotal	**31,353.1**	**18,463.4**	**15,421.2**	**27,221.1**	**15,952.4**	**14,317.9**
Commitments:						
REPOs under agrement to repurchase	18.2	9.1	9.1	3,050.0	1,525.0	111.3
Balances drawable by third parties:						
For credit entities	1,596.1	375.0	86.8	3,423.6	1,164.5	234.6
For Public Administrations	2,708.8	1,014.3	145.6	2,972.5	912.4	182.5
For other sectors	45,316.0	10,434.3	9,329.5	47,921.6	10,688.9	9,630.4
Other commitments	4,614.0	89.2	68.4	5,012.9	5,012.9	1,095.9
Subtotal	**54,253.0**	**11,921.9**	**9,639.4**	**62,380.7**	**19,303.7**	**11,254.7**
Total	**85,606.1**	**30,385.3**	**25,060.6**	**89,601.8**	**35,256.1**	**25,572.6**

Risk management *

	2001 Pta. MM.	2001 Euro MM.	2000 Euro MM.	Var. 2001/2000 Amount	Var. 2001/2000 (%)	1999 Euro MM.
Non - performing loans	648,159	3,895.5	4,527.5	(631.9)	(13.96)	2,997.8
NPL ratio (%)		1.86	2.26	(0.40)		1.97
Allowances for loan losses	928,936	5,583.0	5,570.4	12.7	0.23	3,622.6
NPL coverage (%)		143.32	123.04	20.28		120.84
Non - performing loans **	580,661	3,489.8	4,135.0	(645.2)	(15.60)	2,593.3
NPL ratio (%) **		1.67	2.06	(0.39)		1.71
NPL coverage **		159.98	134.71	25.27		139.69

(*) Excluding country - risk

(**) Excluding NPLs backed by residential mortgages

Note: NPL ratio: Non - performing loans / computable risk

Non-performing loans evolution

	2001 Pta. MM.	2001 Euro MM.	2000 Euro MM.	1999 Euro MM.
Balance at begining of period	753,305	4,527.5	2,997.8	2,515.9
+ Net additions	239,407	1,438.9	3,100.8	1,761.0
- Write-offs	(344,553)	(2,070.8)	(1,571.2)	(1,279.1)
Balance at period end	**648,159**	**3,895.5**	**4,527.5**	**2,997.8**

The Group's NPL ratio was 1.86% at the end of 2001, 40 basis points less than in 2000.

The NPL ratio in Spain was 0.88%, still below 1.0%, as was the case in 2000 and 1999. The consolidation of the unified risk management model in retail banking is reinforcing the level of quality in risk management.

In Latin America, the NPL ratio was 3.32%, 120 basis points less than in 2000. The Group continues to maintain a highly selective loan concession policy in Latin America, with very reduced lending growth in the region. In the new entities, new procedures and an organizational structure have been established which enable credit risk to be managed in such a way that quality levels are comparable to the rest of the Group. Bank of Spain criteria regarding doubtful debt classification have been extended to all the banks and the level of provisions respond to a conservative coverage policy.

NPL coverage has also improved. Coverage for the Group, including statistical allowances, was 143.3% at the end of 2001, 20.3 percentage points higher than in 2000. There was an improvement in both Spain, where coverage reached 205.9% after rising 14.1 percentage points, as well as in Latin America, where it stood at 128.6% (+18.9 p.p.).

Regarding country-risk, the Group continued its selective policy, only taking part in operations that create shareholder value and which best satisfy the international financing needs of its clients. The monitoring of countries with special problems was tightened, adjusting the country-risk limits to particular circumstances. The Group continued to reduce its exposure to country risk in 2001. According to Bank of Spain criteria, country-risk stood at US$787.1 million at the end of 2001 (net of allowances), 31.1% less than in 2000.

The Group continued to strengthen its risk management tools and models as it believes that they are a competitive asset of strategic significance. During 2001, the Group made progress in applying the internal management models (which identify the level of expected losses, the economic capital required and the risk adjusted return of each activity) to manage provisioning levels.


NPL ratio
%
2.41
2.26
2.13
-40 b.p.
1.86
Jun. 2000
Dec. 2000
Jun. 2001
Dec. 2001
NPL coverage
%
112.99
123.04
137.09
+20.28 p.p.
143.32
Jun. 2000
Dec. 2000
Jun. 2001
Dec. 2001

Country - risk

	2001		2000	Var. 2001/2000		1999
	Euro MM.	US$ MM.	US$ MM.	Amount	(%)	US$ MM.
Risk (gross)	1,216.3	1,071.9	1,481.4	(409.5)	(27.64)	1,819.6
Allowances	323.2	284.8	338.4	(53.6)	(15.84)	492.3
Risk (net)	**893.1**	**787.1**	**1,143.0**	**(355.9)**	**(31.14)**	**1,327.3**

Foreclosed assets

Net foreclosed assets were reduced by EUR 129.0 million in 2001 to EUR 998.9 million, with a coverage ratio of 56.4%.

The net amount (EUR 435.4 million) was almost 44% lower than at the time of the merger, despite the incorporation of new entities to the Group.

Foreclosed assets

	2001		2000	1999
	Pta. MM.	Euro MM.	Euro MM.	Euro MM.
Balance at beginning of period	187,661	1,127.9	978.5	1,260.5
+ Foreclosures	56,300	338.4	638.7	315.1
- Sales (book value)	77,762	467.4	489.4	597.1
Gross foreclosed assets	**166,199**	**998.9**	**1,127.9**	**978.5**
Allowance established	93,751	563.5	623.9	404.5
Coverage (%) *		56.41	55.32	41.34
Net foreclosed assets	**72,448**	**435.4**	**504.0**	**574.0**

(*) Allowance established / Gross foreclosed assets

Customer funds

Total customer funds rose 9.3% to EUR 331,379 million (Pta. 55.1 trillion).

Total on-balance sheet funds were 10.1% higher (EUR 21,682 million or Pta. 3.6 trillion). This growth came both from sight deposits and the placement of debt issues and commercial paper (which grew over 20%). Senior long-term debt issues made during 2001 amounted to EUR 3,152.0 million while the balance of short-term issues hardly changed. EUR 1,181 million of loans were securitized during the year.

In the resident sector, there was strong growth in public sector balances from repos, due to the change in the accounting regulations of Spanish Treasury operations (previously under «financial intermediaries»). In other resident sectors, saving accounts grew 12.7% (a faster rate of growth than that of the banking sector as a whole), lifting market share by 26 basis points.

Customer funds

	Pta. MM.	2001 Euro MM.	2000 Euro MM.	Var. 2001/2000 Amount	Var. 2001/2000 (%)	1999 Euro MM.
Public sector	2,407,082	14,466.9	2,358.6	12,108.2	513.36	2,151.5
Private sector	11,961,712	71,891.3	68,458.5	3,432.8	5.01	62,458.6
Demand deposits	3,536,063	21,252.2	20,236.2	1,016.0	5.02	19,127.0
Saving accounts	2,574,391	15,472.4	13,734.3	1,738.1	12.65	13,008.3
Time deposits	3,187,269	19,155.9	20,933.3	(1,777.5)	(8.49)	19,206.2
REPOs	2,650,248	15,928.3	13,407.8	2,520.5	18.80	10,971.4
Other accounts	13,741	82.6	146.9	(64.3)	(43.77)	145.8
Non - resident sector	15,834,806	95,169.1	98,737.3	(3,568.2)	(3.61)	56,963.1
Deposits	14,126,401	84,901.4	88,305.3	(3,403.9)	(3.85)	51,267.1
REPOs	1,708,405	10,267.7	10,432.0	(164.3)	(1.58)	5,695.9
Total customer deposits	**30,203,600**	**181,527.3**	**169,554.5**	**11,972.8**	**7.06**	**121,573.1**
Debt securities	6,923,171	41,609.1	34,165.9	7,443.2	21.79	24,084.8
Subordinated debt	2,162,351	12,996.0	10,729.9	2,266.0	21.12	8,098.7
Total customer funds on balance sheet	**39,289,122**	**236,132.4**	**214,450.3**	**21,682.1**	**10.11**	**153,756.6**
Total managed funds (off - balance sheet)	**15,847,687**	**95,246.5**	**88,648.2**	**6,598.4**	**7.44**	**78,475.7**
Mutual funds	11,403,272	68,535.0	65,011.9	3,523.1	5.42	59,840.3
Spain	8,234,037	49,487.6	49,241.6	246.0	0.50	51,365.7
Abroad	3,169,235	19,047.5	15,770.4	3,277.1	20.78	8,474.7
Pension funds	3,135,027	18,841.9	16,397.3	2,444.6	14.91	13,071.6
Spain	905,764	5,443.8	4,940.3	503.4	10.19	4,537.2
Individuals	*781,679*	*4,698.0*	*4,222.7*	*475.3*	*11.26*	*3,971.6*
Abroad	2,229,263	13,398.1	11,457.0	1,941.2	16.94	8,534.4
Managed portfolios	1,309,388	7,869.6	7,238.9	630.7	8.71	5,563.7
Spain	404,647	2,432.0	2,242.7	189.3	8.44	2,922.8
Abroad	904,741	5,437.6	4,996.2	441.4	8.83	2,641.0
Total customer funds	**55,136,809**	**331,378.9**	**303,098.5**	**28,280.4**	**9.33**	**232,232.3**

The performance of mutual funds was positive both in Spain and abroad. In Spain, the movements were limited to a great extent by market conditions, affected by the sharp fall in the settlement values of some types of funds and by the withdrawals by some fund holders. However, Santander Central Hispano's performance has been much better than the sector's, rising 0.5% compared to the market's 3% decline. Therefore, Santander Central Hispano consolidated its leadership position, increasing its market share to more than 26%.

In mutual funds in Spain, the volume of assets in capital market funds (FIMs) declined, due to the fall in values and a shift into more liquid, lower risk products. As a result the balance of money market funds (FIAMMs) increased 35.0% after falling sharply in 1999 and 2000. Real estate funds continued to be attractive, growing 27.7%.

Pension funds increased 14.9% to EUR 18,842 million (Pta. 3.1 trillion), of which 67% corresponded to fund management companies in Latin America, a market where the Group is developing an expansion strategy both through natural business growth as well as acquisitions. The Group already has a significant presence in Argentina, Chile, Colombia, Mexico,

Customer funds on balance sheet
Euro billion



236.1
214.5
+10.1 %
153.8
132.3
1998
1999
2000
2001

Mutual funds

		2001	2000	Var. 2001/2000		1999
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)	Euro MM.
Spain	**8,234,037**	**49,487.6**	**49,241.6**	**246.0**	**0.50**	**51,365.7**
FIAMM Money Market & Treasury Funds	1,779,285	10,693.7	7,922.0	2,771.7	34.99	9,691.2
FIM Fixed Income Funds	2,395,355	14,396.4	14,188.8	207.5	1.46	8,705.7
FIM Equity Funds	1,192,022	7,164.2	9,107.5	(1,943.3)	(21.34)	6,188.3
FIM Mixed Funds	411,995	2,476.1	3,465.9	(989.8)	(28.56)	12,240.6
Guaranteed Funds	2,266,408	13,621.4	13,668.0	(46.6)	(0.34)	13,913.8
Real Estate Funds	188,972	1,135.7	889.3	246.4	27.71	626.1
Abroad	**3,169,235**	**19,047.5**	**15,770.4**	**3,277.1**	**20.78**	**8,474.7**
Total	**11,403,272**	**68,535.0**	**65,011.9**	**3,523.1**	**5.42**	**59,840.3**

Peru and Uruguay. The Group's activity in Spain continues to be focused largely on individual pension funds, which increased 11.3% in 2001 and holds the largest market share (close to 20%), according to the latest figures.

Pension funds

		2001	2000	Var. 2001/2000		1999
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)	Euro MM.
Spain	**905,764**	**5,443.8**	**4,940.3**	**503.4**	**10.19**	**4,537.2**
Individuals	781,679	4,698.0	4,222.7	475.3	11.26	3,971.6
Collective plans	36,302	218.2	239.1	(20.9)	(8.75)	458.9
Group employee plans	87,783	527.6	478.5	49.0	10.25	106.7
Abroad	2,229,263	13,398.1	11,457.0	1,941.2	16.94	8,534.4
Total	**3,135,027**	**18,841.9**	**16,397.3**	**2,444.6**	**14.91**	**13,071.6**

Goodwill

Goodwill pending amortization stood at EUR 9,869 million at the end of 2001. The Group's policy of accelerated amortization produced a net decline of EUR 1,764 million (Pta. 293,519 million).

Out of this total, EUR 1,229 million correspond to the early amortization of Banespa, lowering the amount pending amortization for this Bank at the end of 2001 to EUR 2,360 million (US$2,000 million).

These goodwill figures were established after carrying out the procedures necessary to verify the asset quality of the entities acquired, applying the Group's strict criteria. In addition, part of the increase was due to the application of Bank of Spain criteria, whereby the shares received in the Portugal and Royal Bank of Scotland operations and the purchase of the minority shares of Banco Río de la Plata were recorded at the shares' market value. The difference between this value and the issue price of Santander Central Hispano shares, amounting to EUR 3,738 million (Pta. 622,018 million) was credited to a «voluntary anticipated reserves» account which forms part of shareholders' equity, which following the amortization of goodwill undertaken stood at EUR 3,408 million (Pta. 567,062 million).

Consolidated goodwill

		2001	2000	Var. 2001/2000	1999
	Pta. MM.	Euro MM.	Euro MM.	Euro MM.	Euro MM.
Banesto	76,717	461.1	512.7	(51.6)	522.1
Industrial Group	56,354	338.7	351.1	(12.4)	202.3
Banks in Europe	404,859	2,433.3	2,954.8	(521.6)	761.8
Latin America	989,538	5,947.2	7,114.4	(1,167.2)	1,015.6
Other	114,545	688.4	699.7	(11.3)	40.8
Total	**1,642,013**	**9,868.7**	**11,632.8**	**(1,764.1)**	**2,542.6**

Capital accounts and Shareholders' equity

The Group's main capital management objective is to maintain an adequate level of solvency and a sufficiently high capital surplus to be able to accommodate the growth of the balance sheet and allow the realization of new projects, while aiming to optimize the cost of capital. With this in mind, Santander Central Hispano is continuously adapting the structure of its capital through the use of the most appropriate financial instruments.

The Group made two capital increases during 2001:

- Issue on February 28 of 1,300,000 new ordinary shares (0.03% of the Bank's capital) of EUR 0.50 nominal value each and an issue premium of EUR 1.79 per share, under the framework of an incentives plan for young executives.
- Issue of 97,826,086 new ordinary shares (2.14% of the Bank's capital) of EUR 0.50 nominal value each and an issue premium of EUR 8.70 per share. The issue amounting to EUR 900 million was made in December by means of an accelerated placement. Its purpose was to apply the funds to the early amortization of five issues of preferred shares yielding dividends well above current market rates (between 8.125% and 10.500%). The amortization will be made in the first months of 2002, once all the necessary requirements have been met.

Shareholder's equity and capital ratios (*)

	2001		2000	Var. 2001/2000		1999
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)	Euro MM.
Subscribed capital stock	387,626	2,329.7	2,280.1	49.6	2.17	1,833.9
Paid - in surplus	1,439,406	8,651.0	8,078.2	572.8	7.09	3,220.0
Reserves	909,533	5,466.4	5,437.1	29.3	0.54	1,592.6
Reserves at consolidated companies (net)	257,211	1,545.9	1,041.6	504.3	48.41	709.0
Total primary capital	**2,993,776**	**17,993.0**	**16,837.0**	**1,155.9**	**6.87**	**7,355.5**
Net attributable income	413,686	2,486.3	2,258.1	228.2	10.10	1,575.1
Treasury stock	(3,557)	(21.4)	(56.1)	34.7	(61.87)	(35.7)
Distributed interim dividend	(114,038)	(685.4)	(597.0)	(88.3)	14.80	(403.5)
Shareholders' equity at period end	**3,289,867**	**19,772.5**	**18,442.1**	**1,330.4**	**7.21**	**8,491.5**
Interim dividend pending distribution	(58,242)	(350.0)	(301.5)	(48.6)	16.11	(201.7)
Final dividend	(48,923)	(294.0)	(342.7)	48.7	(14.20)	(263.5)
Shareholders' equity after allocation of period end results	**3,182,702**	**19,128.4**	**17,797.9**	**1,330.5**	**7.48**	**8,026.2**
Preferred shares	1,144,569	6,879.0	6,644.2	234.8	3.53	5,334.7
Minority interests	232,098	1,394.9	2,488.6	(1,093.6)	(43.95)	1,602.3
Shareholders' equity & minority interests	**4,559,369**	**27,402.4**	**26,930.6**	**471.7**	**1.75**	**14,963.2**
Basic capital (Tier I)	2,871,477	17,257.9	15,207.1	2,050.8	13.49	12,456.1
Supplementary Capital	1,468,209	8,824.1	6,413.8	2,410.3	37.58	5,852.8
Eligible capital	**4,339,686**	**26,082.0**	**21,620.9**	**4,461.1**	**20.63**	**18,308.9**
Risk weighted assets (BIS criteria)	34,016,877	204,445.5	199,062.7	5,382.9	2.70	152,172.4
BIS ratio		**12.76**	**10.86**	**1.90**		**12.03**
Tier I		**8.44**	**7.64**	**0.80**		**8.19**
Excess amount	1,618,336	9,726.4	5,695.9	4,030.5	70.76	6,135.1

(*) At the close of 2001: pending amortization of EUR 900 million in preferred shares, for which purpose the capital increase in December was carried out. Discounting this effect, BIS ratio would be 12.04% and Tier I 8.01%.

This operation, once the preferred shares are redeemed, will not affect the BIS capital adequacy ratio, but it will improve the composition of basic capital because the relative share of preferred shares in basic capital declined, at the time of the capital increase and taking into account the aforementioned redemption, from 42.68% to 36.97% (according to the BIS ratio) .

In addition, the Group made three issues of subordinated debt amounting to EUR 1,500 million, and a perpetual subordinated debt issue (with an early redemption option in 2011) of £200 million, without having redeemed any issues during the year.

Eligible capital at the end of 2001, in accordance with Bank of International Settlements (BIS) criteria, amounted to EUR 26,082 million (Pta. 4.3 trillion). The BIS ratio stood at 12.76% (12.04% if the amortization of the preferred shares had already been carried out which is 1.18 percentage points higher than at the end of 2000). The higher ratio was largely due to the early amortization of goodwill (directly affecting Tier 1) and to the proceeds from the subordinated debt issues (Tier II). The Tier 1 ratio increased to 8.44% (8.01% after the amortization of the preferred shares). These changes enabled the Group to achieve its BIS ratio target level of 12%.

Eligible capital (BIS)
Euro billion



Supplementary capital
Basic capital
16.9
18.3
21.6
26.1
+20.6%
+13.5%
1998
1999
2000
2001

Rating agencies

In the second quarter, Fitch confirmed all its ratings for Santander Central Hispano, after improving the outlook for long-term debt from «negative» to «stable». The change was due to the improved perception of the purchase of Banespa, which in principle was viewed as having negative implications for the Group, and of the development of its retail banking businesses, together with the increase in the Group's capital ratios. The long-term debt outlook of BSN Banif was also changed from «negative» to «stable». In January 2002, Fitch improved the long-term rating of the two subsidiary banks in Mexico and lowered the long-term rating of Banco Santander Colombia.

Moody's confirmed its ratings in June, upgrading the outlook for long-term debt of Santander Central Hispano, Banesto and HBF Banco Financiero from «negative» to «stable». This decision recognizes the positive performance of most of the Group's areas and the potential cost savings from the recent decision to adopt a single brand. The rating of the financial strength of Santander Mexicano and Serfin also improved during 2001.

Meanwhile, Standard and Poor's improved the long-term debt rating of Banco Santiago and financial strength rating of Serfin.

Ratings

Rating agency	long term	short term	Financial strength
Moody's	Aa3	P1	B
Standard & Poor's	A+	A1	
Fitch	AA-	F1+	B/C

The Santander Central Hispano share

Financial markets were very volatile during 2001. Santander Central Hispano's market capitalization stood at EUR 43,844.6 million (Pta. 7.30 trillion) at the end of 2001, a decline of EUR 8,142.1 million (Pta. 1.35 trillion) over the previous year and an increase of EUR 16,635.8 million (Pta. 2.76 trillion) since the merger was announced, maintaining the Group among the largest banks in the world by capitalization.

Santander Central Hispano's closing share price at the end of 2001 was EUR 9.41 (Pta, 1,565.7), 17.46% lower than the previous year, compared to a drop of 13.78% in the Ibex Financiero, but better than the average European performance (-20.25% for the Dow Jones Euro Stoxx 50). Since the merger announcement (January 15, 1999), the SAN share has risen 28.55%, compared to an increase of 17.01% in the Financial Ibex and 12.87% in the Dow Jones Euro Stoxx 50. The Ibex-35 declined 9.74%.

Stock market performance during 2001

	SAN (Euro)	Banking sector index	Ibex-35 Index	Madrid stock exchange index
December-00	11.40	1,343.91	9,109.80	880.71
January-01	11.80	1,430.07	10,116.00	962.58
February-01	11.11	1,358.94	9,551.40	907.44
March-01	10.35	1,288.02	9,308.30	888.41
April-01	11.20	1,372.78	9,761.00	935.78
May-01	11.25	1,376.01	9,500.70	914.21
June-01	10.70	1,323.87	8,878.40	861.33
July-01	10.05	1,251.27	8,480.00	827.75
August-01	10.03	1,253.93	8,321.10	808.86
September-01	8.42	1,047.96	7,314.00	721.94
October-01	8.55	1,103.31	7,774.30	763.80
November-01	9.52	1,203.46	8,364.70	824.49
December-01	**9.41**	**1,204.86**	**8,397.60**	**824.40**

In 2001, 5,347 million Santander Central Hispano shares were traded, 590 million more than in 2000, amounting to EUR 53,361 million, the third largest in terms of share volume on the Spanish continuous market, with an average of 21.4 million shares per daily trading session.

The volume of options traded on Santander Central Hispano shares increased 52.8% in 2001, continuing the upward trend of 2000. The number of contracts traded reached 4.9 million, 21.8% of the total. March, June and December were particularly active months.

Average daily turnover (shares)


45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Mar
Jun
Sep
Dec

The outstanding balance of stock lending rose by 526,035,175 shares. At the end of 2001 the balance was 535,987,776 shares (11.50% of capital), up from 99,542,601 a year earlier (2.18% of the capital).

The Santander Central Hispano share is currently listed on the four Spanish stock exchanges through the continuous market, Frankfurt, London, Paris, the Swiss stock exchanges, Milan, New York, Lisbon and Buenos Aires (during the first half of 2001 the share was de-listed from the Tokyo Stock Exchange). The following graph reflects the performance of the SAN share compared to the Ibex-35.

The share's weighting in the Dow Jones Euro Stoxx 50, regarded as one of the leading selective indicators for the whole of Europe, was 2.41%. In the Spanish market, the weighting in the Ibex-35 was 15.06%.


Spain
SAN Spain
Ibex-35
14
12
10
8
6
4
10,900
10,200
9,500
8,800
8,100
7,400
6,700
6,000
01/01/01
01/03/01
01/06/01
01/09/01
01/12/01

Net attributable income per share increased 1.45% to EUR 0.5447 (Pta. 90.63), compared to EUR 0.5369 (Pta. 89.33) in 2000. The ratio between the share price and net attributable income per share was 17.63 times at 2001 year-end.

Subject to approval at the Annual Shareholders' Meeting, the direct return to shareholders in the form of dividend per share, charged to 2001 results, is EUR 0.2885 (Pta. 48), distributed in four quarterly payments: three interim dividends totaling (gross) EUR 0.2253 (Pta. 37.5) and a fourth of EUR 0.0631 (Pta. 10.5). The total dividend distributed per share was 5.5% higher than that charged to 2000 results.

Gross dividend per share

	Euro	Pesetas
First interim dividend 31.07.01	0.0751	12.5
Second interim dividend 31.10.01	0.0751	12.5
Third interim dividend 31.01.02	0.0751	12.5
Fourth dividend 30.04.02	0.0631	10.5
Total	**0.2885**	**48.0**

Gross annual dividend per share
Euro


0.3000
0.2500
0.2000
0.1500
0.0500
0.0000
1998
1999
2000
2001

During 2001, 73,366 new shareholders joined the Santander Central Hispano Dividend Reinvestment Plan, 26.42% more than in 2000. At the end of 2001, 35.76% of the Bank's shareholders participated in the Dividend Reinvestment Plan. The option to reinvest dividends every quarter came into effect during 2001 and was taken up by more than 6,000 shareholders.

The Santander Central Hispano Shareholder Attention Line answered 35,678 calls during 2001 and provided written responses to 5,581 shareholders.

Accumulated return of the Santander Central Hispano share

The table below sets out the return on the Santander Central Hispano share over the last 10 years using different investment and divestment timeframes and comparing it to the Madrid General Index and the Ibex-35.

The table assumes annual reinvestment of dividends paid during the year at year end closing price. Splits, returns of nominal value and capital increases are also taken into account, but no additional disbursements of cash made by the shareholder other than those on the day when the shares were bought.

An investor who acquired Santander Central Hispano shares at the end of 1991 would have obtained an accumulative return of 618.04% at the end of 2001. The Santander Central Hispano share is one of the banking stocks that most increased over the last 10 years: EUR 10 invested in December 1991 was worth EUR 71.80 at the end of 2001.

Over this period, the Santander Central Hispano share, though affected by prevailing economic conditions, clearly outperformed the market.

		YEAR OF EXIT (accumulated return) %									
Year of entry		**1992**	**1993**	**1994**	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
1991	SAN	12.38	78.27	62.26	102.49	183.64	429.93	511.45	721.68	748.34	618.04
	SMSI	-12.99	31.08	15.74	29.98	80.62	156.88	252.42	309.59	257.66	234.80
	Ibex-35	-9.94	38.87	18.61	39.47	98.01	178.70	277.85	347.18	249.93	222.58
1992	SAN		58.62	44.38	80.18	152.38	371.53	444.07	631.13	654.86	538.92
	SMSI		50.65	33.03	49.39	107.59	195.24	305.04	370.74	311.07	284.78
	Ibex-35		54.20	31.69	54.86	119.86	209.46	319.55	396.53	288.55	258.17
1993	SAN			-8.98	13.59	59.11	197.27	243.00	360.93	375.89	302.79
	SMSI			-11.70	-0.84	37.80	95.98	168.86	212.47	172.86	155.41
	Ibex-35			-14.59	0.43	42.59	100.69	172.09	222.01	151.98	132.28
1994	SAN				24.79	74.80	226.58	276.83	406.38	422.82	342.51
	SMSI				12.30	56.05	121.94	204.48	253.87	209.01	189.25
	Ibex-35				17.59	66.95	134.98	218.58	277.03	195.04	171.97
1995	SAN					40.07	161.70	201.96	305.78	318.95	254.60
	SMSI					38.96	97.63	171.13	215.11	175.16	157.57
	Ibex-35					41.97	99.83	170.92	220.63	150.91	131.29
1996	SAN						86.83	115.57	189.69	199.09	153.15
	SMSI						42.22	95.11	126.76	98.01	85.35
	Ibex-35						40.75	90.83	125.84	76.73	62.91
1997	SAN							15.38	55.05	60.09	35.50
	SMSI							37.19	59.45	39.23	30.33
	Ibex-35							35.58	60.45	25.56	15.74
1998	SAN								34.38	38.74	17.43
	SMSI								16.22	1.49	-5.00
	Ibex-35								18.35	-7.39	-14.63
1999	SAN									3.25	-12.61
	SMSI									-12.68	-18.26
	Ibex-35									-21.75	-27.86
2000	SAN										-15.36
	SMSI										-6.39
	Ibex-35										-7.82

Treasury stock as at 31.12.2001 stood at 0.12% of total capital, down from 0.26% a year earlier.

Monthly average of treasury stock (%)

	2001	2000
January	0.366%	0.394%
February	0.336%	0.413%
March	0.296%	0.368%
April	0.265%	0.552%
May	0.248%	0.526%
June	0.332%	0.510%
July	0.561%	0.579%
August	0.603%	0.379%
September	0.524%	0.372%
October	0.421%	0.351%
November	0.405%	0.412%
December	0.538%	0.362%

Capital stock was represented by 4,659,362,499 shares. Two capital increases took place during 2001. The first, in February, involved 1.3 million shares which were assigned to employees, the second, in December, amounted to 97,826,086 shares to finance the redemption of preference shares issued by Group companies.

Santander Central Hispano had 981,408 shareholders at the end of 2001, 3.60% less than a year earlier.

Corporate entities hold 67.14% of the Bank's total issued capital and individuals 32.86%. Spanish residents hold 44.24% of the capital. A total of 26,108 employees are shareholders, holding 22,008,322 shares (0.47% of the capital stock).

The average investment per shareholder, based on the closing price for 2001, was EUR 44,675.20 (Pta. 7.4 million) and 4,747.6 shares.

Distribution of capital stock by number of shares (as at 31.12.01)

Shareholder bands	No. of shareholders	No. of shares	Share of Capital (%)
1-200	383,320	35,144,741	0.754%
201-1,000	356,167	175,615,929	3.769%
1,001-3,000	145,796	250,199,154	5.370%
3,001-12,000	74,271	420,507,515	9.025%
12,001-30,000	14,845	269,297,194	5.780%
30,001-400,000	6,501	481,355,993	10.331%
More than 400,000	508	3,027,241,973	64.971%
Total	**981,408**	**4,659,362,499**	**100.000%**

No holding equals or exceeds 10% of the Bank's capital stock. The largest holding among Spanish institutions is that held by the Marcelino Botín Foundation, with 65,864,120 shares (1.41% of capital stock). The direct and indirect holdings of the members of the Board of Directors as of 31.12.01 are detailed in the following table:

Direct and indirect holdings and represented shares of the Board of Directors (as at 31.12.01):

Directors	Direct stake	Indirect stake	Shares represented	Total shares	Capital %
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos (1)	5,612,422	4,947,100	85,892,524	96,452,046	2.07%
Mr. Ángel Corcóstegui Guraya	175,743	254,724	0	430,467	0.01%
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos	2,723,340	5,373,402	12,624	8,109,366	0.17%
Mr. Matías Rodríguez Inciarte	468,975	0	61,444	530,419	0.01%
Mr. José Manuel Arburúa Aspiunza	445,922	2,040	0	447,962	0.01%
Assicurazioni Generali S.p.A.	9,690,000	35,148,426	0	44,838,426	0.96%
Mr. Fernando de Asúa Álvarez	12,850	13,029	0	25,879	0.00%
Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea (2)	12,232,706	510	0	12,233,216	0.26%
Mr. Emilio Botín-Sanz de Sautuola y O'Shea (3)	12,153,218	12,240	0	12,165,458	0.26%
Mr. Rodrigo Echenique Gordillo	651,598	7,344	0	658,942	0.01%
Mr. Antonio Escámez Torres	408,899	0	0	408,899	0.01%
Mr. Francisco Luzón López	1,047,065	723	0	1,047,788	0.02%
Mr. Alfredo Sáenz Abad	320,524	1,290,962	0	1,611,486	0.03%
Mr. Luis Alberto Salazar-Simpson Bos	2,606	4,464	0	7,070	0.00%
Mr. Manuel Soto Serrano	27,300	0	0	27,300	0.00%
Mr. Elías Masaveu y Alonso del Campo	328,187	10,934,725	0	11,262,912	0.24%
Sir George Mathewson (4)	122	0	135,142,302	135,142,424	2.90%
Mr. Antonio Basagoiti García-Tuñón	450,000	0	248,630	698,630	0.01%
Sheiner-Consultoria e Investimentos S.A. (5)	102,135,502	0	0	102,135,502	2.19%
	148,886,979	**57,989,689**	**221,357,524**	**428,234,192**	**9.19%**

(1) Mr. Emilio Botín Sanz de Sautuola y García de los Ríos has legally attributed the right of vote of 9,700,004 shares (0.21% of the capital stock), 65,864,120 shares (1.41%) owned by the Marcelino Botín Foundation and 10,328,400 shares owned by the Santander Central Hispano Foundation (0.22%).

(2) The right of vote on 12,148,004 shares (0.261% of the capital stock) corresponds to Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos.

(3) The right of vote on 12,148,030 shares (0.261% of the capital stock) corresponds to Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos.

(4) 135,142,302 shares owned by Royal Bank of Scotland Group.

(5) 102,135,502 shares owned by Sheiner-Consultoria e Investimentos S.A. (Mr. Antonio de Sommer Champalimaud).

Distribution of the capital stock (as at 31.12.01)

	Resident investors		Non-resident investors		Total	
	Shares	%	Shares	%	Shares	%
Board of Directors *	146,117,840	3.14%	282,116,352	6.05%	428,234,192	9.19%
Employees **	22,008,322	0.47%			22,008,322	0.47%
Institutional investors	458,818,240	9.85%	2,288,645,781	49.12%	2,747,464,021	58.97%
Individual investors	1,442,792,003	30.97%	18,863,961	0.40%	1,461,655,964	31.37%
Total	**2,069,736,405**	**44.42%**	**2,589,626,094**	**55.58%**	**4,659,362,499**	**100.00%**
Continents						
Africa			2,846,134	0.06%		
America						
Central		4,914,486	0.11%			
North		332,670,956	7.14%			
South		16,888,586	0.36%			
Asia			8,674,288	0.19%		
Europe			2,223,472,637	47.72%		
Oceania			159,007	0.00%		
Total			**2,589,626,094**	**55.58%**		

(*) Board of Directors at 31.12.01, direct and indirect holdings and companies represented.

(**) Excluding the Board of Directors.

Analysis by business areas

The Group divides its earnings and activities into six business areas for reporting purposes. The segregation of each of these areas, except for Banesto which coincides with its Group, is based both on the financial statements of the different legally incorporated units and on the information management systems in force.

In the case of units which do not correspond to legal entities, capital is assigned equivalent to 8% of risk assets, distributed between core capital and subordinated debt in the same proportion as that for the Group as a whole.

The personnel and general expenses of the parent bank are assigned to the different businesses on the basis of the use that these businesses make of the central services. The Corporate Activities area reflects the costs of those units that carry out institutional functions for the Group as a whole.

The 2000 figures have been adjusted to apply the same management control criteria by business area adopted in 2001. They also include changes, of little significance, to the consolidation perimeter and contain activity allocations to the business areas. These adjustments were made to facilitate year-on-year comparisons on a like-for-like basis of business area performance.

- **Retail Banking in Spain**

This area covers all banking activities for individual customers, SMEs and public organizations, through the Group's different distribution networks in Spain, except for Banesto, and includes the specialized retail banking entities. Although it integrates all operations and services with customers, its results reflect different distribution agreements with other areas in those cases where there is shared management of the customer or product.

- **Banesto**

This area covers the financial statements of the Banesto Group including all retail, market and wholesale banking activities.

- **Retail Banking Abroad**

This area covers the universal banking activities that the Group conducts through its subsidiary banks and subsidiaries, mainly in Europe and Latin America. Generally speaking, the financial statements are the ones registered in the companies' books, assigning the different consolidation adjustments that are applicable. The adjustments corresponding to amortization of goodwill and country risk, given their financial and accounting nature, as well as the generic loan-loss provisions are all assigned to Corporate Activities.

- **Asset Management and Private Banking**

This incorporates asset management, principally mutual and pension funds, as well as bancassurance and the private banking activities which the Group carries out through its different specialized units in Spain and abroad.

In the Spanish market, private banking incorporates part of the revenue generated by the Group through the various networks and it supports the operating costs for the design and management of products. As regards fund management companies abroad, the results are distributed in the same way as those for Spain, whereas pension fund management companies incorporate all the income earned as they have distribution networks and administrations independent of the subsidiary banks in each country.

- **Global Wholesale Banking**

This area covers global corporate banking (large companies), investment banking and treasury activities conducted both in Spain as well as in the various branches and specialized subsidiaries abroad. The latter primarily include the brokerage and custody units that operate in each country.

- **Corporate Activities**

This area reflects the Consolidated Group's capital accounts, including treasury stock, as well as allocations of capital, legal or assigned, to each of the businesses. It operates as financing counterparty to the different units integrated in the Santander Central Hispano Group.

The area is also responsible for the centralized activities relating to institutional investments in the fixed-income and equity markets. It also reflects the coverage of market risks arising from the global management of the Group's balance sheet.

Goodwill derived from the different investments made by the Group and corresponding amortization is reflected in this area, as it originates from centralized decisions taken regarding the purchase price, which are not related to the investments themselves.

The generic loan-loss provisions made by the Group for its subsidiaries abroad, which are not in response to local requirements, are also reflected in this area. This is in addition to the various allocations for country-risk which the Group has to make in accordance with Spanish regulations.

Lastly, this area includes the specific businesses of a corporate nature relating to the Industrial Group. Moreover, because of its future projection and impact on other business areas, the Patagon Group is also incorporated here.

Main data by business areas

	2001		Net attributable income 2000	Var. 2001/2000		ROE (%)	
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)	2001	2000
Retail Banking in Spain	138,641	833.2	795.7	37.6	4.72	34.05	34.53
Banesto	69,116	415.4	373.9	41.5	11.10	20.99	20.95
Retail Banking Abroad	264,970	1,592.5	1,034.6	557.9	53.92	19.64	16.55
Asset Management & Private Banking	64,254	386.2	289.8	96.4	33.27	34.94	31.12
Global Wholesale Banking	65,310	392.5	339.7	52.8	15.55	18.73	15.12
Corporate Activities	(188,605)	(1,133.5)	(575.5)	(558.0)	(96.96)	—	—
Total	**413,686**	**2,486.3**	**2,258.1**	**228.2**	**10.10**	**17.56**	**20.86**

	2001		Net operating income 2000	Var. 2001/2000		Efficiency (%)	
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)	2001	2000
Retail Banking in Spain	247,498	1,487.5	1,329.4	158.1	11.89	49.43	52.53
Banesto	95,844	576.0	505.0	71.0	14.06	52.11	55.42
Retail Banking Abroad	639,529	3,843.6	2,486.6	1,357.0	54.57	50.57	54.20
Asset Management & Private Banking	91,772	551.6	415.1	136.4	32.86	42.75	46.43
Global Wholesale Banking	102,582	616.5	525.3	91.2	17.36	39.71	43.96
Corporate Activities	(188,151)	(1,130.8)	(572.9)	(557.9)	(97.37)	—	—
Total	**989,074**	**5,944.5**	**4,688.6**	**1,255.9**	**26.79**	**53.98**	**56.11**

	NPL ratio (%)		NPL coverage (%)	
	2001	2000	2001	2000
Retail Banking in Spain	1.14	0.95	145.88	141.27
Banesto	0.81	0.84	253.27	227.27
Retail Banking Abroad	3.23	4.16	124.25	109.58
Asset Management & Private Banking	0.09	0.07	—	—
Global Wholesale Banking	0.85	0.93	239.89	173.59
Total	**1.86**	**2.26**	**143.32**	**123.04**

	Number of branches		Number of employees	
	2001	2000	2001	2000
Retail Banking in Spain	2,934	3,476	24,619	26,623
Banesto	1,738	2,010	10,577	11,655
Retail Banking Abroad	4,867	5,070	66,897	78,424
Asset Management & Private Banking	234	246	6,804	7,665
Global Wholesale Banking	44	46	2,640	2,992
Corporate Activities	—	—	3,390	2,281
Total	**9,817**	**10,848**	**114,927**	**129,640**

Net attributable income by business areas*

19% Retail Banking in Spain | 9% Banesto | 5% Europe | 31% Latin America | 9% Global Wholesale Banking

64% **Retail Banking** | 9% Asset Management & Private Banking | 18% Alliances and Industrial Group

(*) Business areas + Industrial Group and Alliances (excluding capital gains arising from the sale of Vodafone shares).

Retail Banking in Spain

Income statement	Pta. MM.	2001 Euro MM.	2000 Euro MM.	Var. 2001/2000 Amount	(%)
Net interest revenue	**376,467**	**2,262.6**	**2,096.3**	**166.4**	**7.94**
Net fees and commissions	183,334	1,101.9	1,166.8	(65.0)	(5.57)
Basic revenue	**559,801**	**3,364.5**	**3,263.1**	**101.4**	**3.11**
Trading gains	7,209	43.3	42.8	0.6	1.29
Net operating revenue	**567,010**	**3,407.8**	**3,305.8**	**102.0**	**3.08**
Personnel and general expenses	(280,247)	(1,684.3)	(1,736.6)	52.3	(3.01)
a) Personnel expenses	(205,191)	(1,233.2)	(1,281.6)	48.4	(3.77)
b) General expenses	(75,056)	(451.1)	(455.0)	3.9	(0.86)
Depreciation	(32,515)	(195.4)	(231.9)	36.5	(15.75)
Other operating costs	(6,750)	(40.6)	(7.9)	(32.7)	413.70
Net operating income	**247,498**	**1,487.5**	**1,329.4**	**158.1**	**11.89**
Income from equity - accounted holdings	(209)	(1.3)	3.6	(4.9)	—
Other income	2,626	15.8	25.8	(10.0)	(38.86)
Net provisions for loan - losses	(49,794)	(299.3)	(193.2)	(106.1)	54.93
Goodwill amortization	—	—	—	—	—
Income before taxes	**200,121**	**1,202.8**	**1,165.7**	**37.1**	**3.18**
Net consolidated income	**138,968**	**835.2**	**799.9**	**35.3**	**4.41**
Net attributable income	**138,641**	**833.2**	**795.7**	**37.6**	**4.72**
Balance sheet					
Loans	8,719,985	52,408.2	48,998.5	3,409.7	6.96
Government securities	—	—	—	—	—
Due from banks	97,968	588.8	158.7	430.1	271.01
Investment securities	10,461	62.9	53.9	9.0	16.61
Tangible and intangible assets	338,465	2,034.2	2,032.0	2.2	0.11
Other assets	239,235	1,437.8	1,433.5	4.4	0.30
Total Assets / Liabilities	**9,406,114**	**56,531.9**	**52,676.5**	**3,855.3**	**7.32**
Customer deposits	6,712,671	40,344.0	38,848.4	1,495.6	3.85
Debt securities	395,370	2,376.2	2,264.2	112.0	4.95
Subordinated debt	199,711	1,200.3	1,201.7	(1.4)	(0.12)
Due to banks	807,226	4,851.5	4,839.4	12.1	0.25
Other liabilities	885,534	5,322.2	3,153.0	2,169.1	68.79
Capital assigned	405,602	2,437.7	2,369.8	67.9	2.87
Other managed funds (off - balance sheet)	**6,650,074**	**39,967.7**	**39,631.1**	**336.7**	**0.85**
Mutual funds	6,000,292	36,062.5	36,189.7	(127.2)	(0.35)
Pension funds	649,782	3,905.3	3,441.4	463.9	13.48
Managed portfolios	—	—	—	—	—
Customer funds	**13,957,826**	**83,888.2**	**81,945.4**	**1,942.9**	**2.37**
Total managed funds	**16,056,188**	**96,499.6**	**92,307.6**	**4,192.0**	**4.54**
Ratios (%) and other data					
ROE		34.05	34.53		
Efficiency ratio		49.43	52.53		
NPL ratio		1.14	0.95		
NPL coverage		145.88	141.27		
Number of branches		2,934	3,476	(542)	(15.59)
Number of employees (direct and assigned)		24,619	26,623	(2,004)	(7.53)

Retail Banking in Spain

This activity was carried out during 2001 through the branch networks of Santander Central Hispano, backed up by ATMs, savings book up-dating machines and telephone banking services, electronic and Internet banking, as well as subsidiary banks and specialized financing entities. As of the end of 2001 this area had 2,934 branches and a total of 24,619 employees (direct and assigned).

Income statement and balance sheet

Retail Banking activity was carried out in a less favorable external environment than in 2000. The slowdown was reflected in reduced demand for loans and in customers' positioning for greater liquidity, with greater preference for products with the safest returns.

In this context, the basic objective of the Retail Banking Division was the continuous contribution to the income statement through sustained growth in business, improved spreads and measures to readjust the cost of funds in response to lower interest rates. Net interest revenue grew 7.9% over 2000.

Net fees and commissions, however, dropped 5.6% as a result of the impact of the market's negative performance on fees from securities services which declined 56.7% (due partly to the fees assigned to this area during 2000 arising from the placement of shares relating to Santander Central Hispano's capital increase) and, to a lesser extent, on mutual funds (-5.9%). On the other hand, net fees and commissions from commercial bills, insurance products and credit and debit cards performed well.

Net fees and commissions

		2001	2000	Var. 2001/2000	
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)
Mutual & pension funds	82,727	497.2	528.1	(30.9)	(5.86)
Credit and debit cards	29,632	178.1	170.5	7.5	4.42
Commercial paper	13,931	83.7	79.2	4.5	5.70
Securities services	7,686	46.2	106.8	(60.6)	(56.75)
Contingent liabilities	12,210	73.4	72.4	1.0	1.39
Other operations	37,149	223.3	209.7	13.5	6.45
Total	**183,334**	**1,101.9**	**1,166.8**	**(65.0)**	**(5.57)**

The rise in earnings, together with strict cost control, improved the efficiency ratio by 3.1 percentage points from 52.5% to 49.4%. Overall costs dropped 3.0%, with personnel expenses down 3.8% and general costs falling 0.9%. The latter performed better in the second half, for in the first half general costs rose 0.6% over the same period of 2000.

The 11.9% increase in net operating income (14.6% excluding the fees assigned to Retail Banking during 2000 arising from the placement of shares relating to Santander Central Hispano's capital increase) is not fully reflected in the bottom line (+4.7%), because of the larger volume of provisions made (+54.9%), partly to fulfill the Bank of Spain statistical loan loss coverage requirement (EUR 97.4 million of the EUR 299.3 million provisions for the area).

Business volume continued to grow steadily, despite the slowdown in credit to the private sector. Total lending increased 7.0% in 2001 (excluding the effect of securitization), with mortgages rising 19.8% to EUR 23,590 million (Pta. 3.9 trillion).

Loans

		2001	2000	Var. 2001/2000	
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)
Mortgages	3,924,997	23,589.7	19,693.1	3,896.6	19.79
Unsecured loans	2,325,784	13,978.2	12,902.1	1,076.1	8.34
Commercial paper	628,414	3,776.8	4,579.8	(802.9)	(17.53)
Leasing	573,091	3,444.3	3,441.2	3.1	0.09
Others	1,428,200	8,583.7	9,124.5	(540.9)	(5.93)
Gross loans	**8,880,486**	**53,372.8**	**49,740.8**	**3,632.0**	**7.30**
Allowance for loan losses	160,501	964.6	742.3	222.3	29.94
Net loans	**8,719,985**	**52,408.2**	**48,998.5**	**3,409.7**	**6.96**


Efficiency ratio
Retail Banking in Spain
%
52.53
49.43
-310 b.p.
2000
2001
Net operating income
Retail Banking in Spain
Euro MM.
1,487.5
1,329.4
+11.9% (*)
2000
2001

(*) Excluding commissions assigned to Retail B. for the placement of SAN's capital increase shares in 2000: +14.6%.

This growth went hand in hand with rigorous asset quality standards. The NPL ratio was around 1% and NPL coverage was more than 145% (+4.6 percentage points over the same period of 2000).

On-balance sheet funds increased 3.8%. Off-balance sheet pension and mutual funds amounted to EUR 39,968 million, with mutual funds performing better than the market average, which resulted in an increase in market share to 26.3%, and pension funds growing 13.5%.

Business activity and strategy

Business activity during 2001 was focused on optimizing, unifying and integrating networks and defining and organizing the new structure in order to increase the efficiency, productivity and business capacity of operational resources, while keeping focused on business development and customer service.

The optimization of networks led to the closure of 593 branches during 2001 and a further 300 were identified for closure in the first four months of 2002. This process took place with a minimum loss of the closed branches' business (less than 3%).

In the second half of the year, the branch networks of Santander and BCH were integrated, supported by the previously completed unification of technology (single platform) and risks, and the segmentation of clients into individual customers and companies and institutions. A two phase Migration Plan was developed for companies and institutions (November 2001 and January 2002) whereby larger companies or those with a large level of risk were incorporated either into specialized branches for companies or into branches with a specialized corporate account manager.

In all these projects, the key executives were quickly appointed, teams integrated and all components of the

Customer funds (*)

		2001	2000	Var. 2001/2000	
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)
Sight deposits	4,088,559	24,572.7	23,513.6	1,059.1	4.50
Time deposits	2,624,112	15,771.2	15,334.8	436.5	2.85
Traditional deposits	**6,712,671**	**40,344.0**	**38,848.4**	**1,495.6**	**3.85**
Debt securities	395,370	2,376.2	2,264.2	112.0	4.95
Subordinated debt	199,711	1,200.3	1,201.7	(1.4)	(0.12)
On-balance sheet funds	**7,307,752**	**43,920.5**	**42,314.3**	**1,606.2**	**3.80**
Mutual funds	6,000,292	36,062.5	36,189.7	(127.2)	(0.35)
Pension funds	649,782	3,905.3	3,441.4	463.9	13.48
Total	**13,957,826**	**83,888.2**	**81,945.4**	**1,942.9**	**2.37**

(*) REPOs excluded.

Division (network, central services and regional staff) optimized. The new structure is leaner and with a strong business focus and high operational capacity.

This strategy will produce significant cost savings in the coming years and a strong business drive, in line with the efficiency ratios expected. The optimization and unification of networks was combined with the choice of a new business model, a new range of products and the introduction on a new Santander Central Hispano brand image.

Customer segmentation on the basis of homogeneous characteristics and the incorporation of all customers in those segments with the greatest business potential into client portfolios assigned to specialized account managers, will enable the Group to be a stand out for its efficiency and quality of customer service. In order to achieve this, new advanced management tools are being developed such as the «Business Calendar» and Customer Relationship Management.

- **Individual Customers**

As a result of this strategy, the three main priorities during 2001 for the segment of individual customers were:

1. Continue to drive traditional business
2. Integrate networks and install the new brand
3. Put into effect the new «Da Vinci» business management model.

1. As regards traditional business, the policy is aimed at gaining market share through maximizing the level of sales in all branches, focusing efforts on key products, such as mutual funds, sight and time deposits, pension plans and mortgages, and maintaining a flexible pricing policy, but paying maximum attention to spreads and control of credit risk quality.

   As a result of this strategy, a wide range of lending products for the financing of homes were placed, with notable growth in mortgages, while always applying maximum prudence in risk selection. At the same time, in order to boost the collection of deposits, more structured products and different types of deposits with higher interest rates for different maturities were launched, together with a broad array of mutual funds.

   In pension plans, a campaign took place in the fourth quarter of 2001 to promote the first range of plans with a guaranteed return, both for fixed-income securities and equities products, capturing a large volume of savings. This strategy produced excellent results which more than doubled those of the campaign in 2000.

2. In the second half of 2001, the project to integrate networks, install the new brand and promote the corporate image was developed. This will be completed in all branches by the end of the first quarter of 2002.

3. Lastly, the new «Da Vinci» business management model, an integrating project based on a single business model, which strengthens business relations through an integrated business franchise, has been implemented. «Da Vinci» integrates business cultures and exploits the best internal and external practices in order to forge the leading universal bank in Spain in terms of profitability, efficiency and customer service quality by bolstering the collection of funds; enhancing customer loyalty; stepping up business activity and reinforcing customer banking with a high level of service and efficient cost management. The project, launched in 2001, will be established in all branches by June 2002.



Loans
Retail Banking in Spain
Euro billion
49.0
52.4
+7.0%
2000
2001
Customer funds
Retail Banking in Spain
Euro billion
81.9
83.9
+2.4%
2000
2001

In short, the strategy for the individual customer segment is focused on the customer, both with regard to business actions as well as operational plans, with the two-pronged objective of expanding the customer base and increasing customer loyalty.

• **Companies and Institutions**

The basic strategy for this area centers on integrated and specialized management of corporate and institutional business through the development of customer relationship banking, characterized by its personalized and specialized treatment, in order to continue to increase the Bank's participation in these clients' financial activity. In order to meet these objectives, an organizational/business model was defined for the branches, products and resources were unified, the branch network was re-dimensioned (closure of 56 branches) and a customer migration plan developed.

The «Da Vinci» business management model will also be applied to these areas of activity.

The business actions revolved around four large key projects.

- Strengthen products and services with measures to increase business with companies and institutions (both through traditional financing – commercial paper, leasing, the renewal of agreements with public administrations – as well as the most novel products – factoring, confirming, renting, development of derivatives for risk coverage, new mutual and pension funds for private institutions) and enlarge the customer base and cross-selling by segments.

- Develop multichannel distribution, as an alternative and complementary to the branch network. In this context, electronic banking was integrated into «Global Corporate», both in its PC and Internet (Global Corporate Web) versions, with the creation of a new business website.

- Promote specific business measures to improve customer service.

- Continue to be very prudent in granting and monitoring loans. In this context, RORAC (risk-adjusted profitability) methodology is being used for borrowing clients, so that growth in loans is achieved with an adequate balance between risk and profitability.

HBF Banco Financiero

HBF Banco Financiero, which incorporates the specialized consumer finance entities Hispamer, Bansafina and UCI, generated net attributable income of EUR 70.7 million in 2001, 29.3% more than in 2000, with an ROE of 33%. These results were due to the growth in lending, lower operating expenses and control of NPLs.

HBF consolidated itself as leader in financing through agents. Auto financing rose 4.2%, despite the sector's stagnation, to reach a market share of more than 7%. Consumer financing grew 19.1%, with more than 5 million credit cards and 1.1 million affinity cards, including 156 co-branded programs and 32 private. More than 22,000 points-of-sale channel HBF's loans.

UCI and Hispamer granted mortgages amounting to more than EUR 1,300 million to reach an outstanding balance of EUR 4,050 million.

The 4.6% reduction in operating expenses improved the efficiency ratio to 45.8%, 6.5 percentage points better than in 2000. Risk control policy continued to be tight, with NPL coverage of more than 120% after an increase in loan loss provisions of more than EUR 17 million.

Lastly, HBF has been granted ratings of A1 and P1 by Moody's and F1 and A+ by Fitch. HBF was the third largest Spanish entity on the basis of the volume of paper issued in the AIAF market.

Banesto

Income statement	Pta. MM. 2001	Euro MM. 2001	Euro MM. 2000	Var. 2001/2000 Amount	Var. 2001/2000 (%)
Net interest revenue	**161,369**	**969.8**	**903.0**	**66.8**	**7.40**
Net fees and commissions	69,949	420.4	418.7	1.7	0.40
Basic revenue	**231,318**	**1,390.2**	**1,321.8**	**68.5**	**5.18**
Trading gains	6,748	40.6	30.3	10.3	33.92
Net operating revenue	**238,066**	**1,430.8**	**1,352.1**	**78.7**	**5.82**
Personnel and general expenses	(124,058)	(745.6)	(749.3)	3.7	(0.50)
a) Personnel expenses	(91,410)	(549.4)	(558.3)	8.9	(1.60)
b) General expenses	(32,648)	(196.2)	(191.0)	(5.2)	2.73
Depreciation	(13,988)	(84.1)	(82.1)	(2.0)	2.44
Other operating costs	(4,176)	(25.1)	(15.7)	(9.4)	60.18
Net operating income	**95,844**	**576.0**	**505.0**	**71.0**	**14.06**
Income from equity - accounted holdings	10,484	63.0	72.6	(9.6)	(13.22)
Other income	5,239	31.5	(51.4)	82.8	—
Net provisions for loan - losses	(24,414)	(146.7)	(101.3)	(45.5)	44.92
Goodwill amortization	(501)	(3.0)	(1.8)	(1.2)	65.35
Income before taxes	**86,652**	**520.8**	**423.2**	**97.6**	**23.06**
Net consolidated income	**71,689**	**430.9**	**390.3**	**40.6**	**10.39**
Net attributable income	**69,116**	**415.4**	**373.9**	**41.5**	**11.10**
Balance sheet					
Loans	3,926,263	23,597.3	20,621.3	2,976.0	14.43
Government securities	645,005	3,876.6	6,121.0	(2,244.4)	(36.67)
Due from banks	1,124,488	6,758.3	9,036.8	(2,278.5)	(25.21)
Investment securities	909,695	5,467.4	4,044.9	1,422.5	35.17
Tangible and intangible assets	151,582	911.0	942.5	(31.5)	(3.34)
Other assets	611,179	3,673.3	3,613.8	59.5	1.65
Total Assets / Liabilities	**7,368,212**	**44,283.8**	**44,380.3**	**(96.5)**	**(0.22)**
Customer deposits	4,082,858	24,538.5	23,447.4	1,091.0	4.65
Debt securities	205,553	1,235.4	653.3	582.1	89.10
Subordinated debt	116,176	698.2	669.4	28.9	4.31
Due to banks	1,791,681	10,768.2	13,045.4	(2,277.2)	(17.46)
Other liabilities	868,739	5,221.2	4,884.1	337.1	6.90
Group capital and reserves	303,205	1,822.3	1,680.7	141.6	8.43
Other managed funds (off - balance sheet)	**1,647,564**	**9,902.1**	**8,721.3**	**1,180.8**	**13.54**
Mutual funds	1,438,366	8,644.8	7,538.4	1,106.4	14.68
Pension funds	179,036	1,076.0	1,051.5	24.5	2.33
Managed portfolios	30,162	181.3	131.4	49.9	37.95
Customer funds	**6,052,151**	**36,374.2**	**33,491.4**	**2,882.8**	**8.61**
Total managed funds	**9,015,776**	**54,185.9**	**53,101.6**	**1,084.3**	**2.04**
Ratios (%) and other data					
ROE		20.99	20.95		
Efficiency ratio		52.11	55.42		
NPL ratio		0.81	0.84		
NPL coverage		253.27	227.27		
Number of branches		1,738	2,010	(272)	(13.53)
Number of employees		10,577	11,655	(1,078)	(9.25)

Banesto

The Banesto Group performed in line with the targets set for the year, continuing to increase the volume of business and improve results. Income before taxes rose 23.1%, the efficiency ratio improved to 52.1%, the NPL ratio was 0.81% and ROE reached 21.0%.

Lending grew 14.7% (in like-for-like terms, eliminating the impact of securitizations) and customer funds increased 8.6%.

Average yield on assets and average cost of funds

	January-December 2001		January-December 2000	
	Weight	Average rate	Weight	Average rate
Assets (%)				
Central banks and Government debt securities	10.79	5.77	16.62	6.16
Due from banks	19.25	4.84	22.41	4.84
Loans	49.30	6.06	46.49	5.52
Investment securities	10.43	4.75	8.33	5.18
Other assets	10.23	1.43	6.15	0.27
Total	**100.00**	**5.18**	**100.00**	**5.12**
Funds (%)				
Due to banks	23.89	4.30	29.83	4.43
Customer deposits	55.24	2.92	55.28	2.56
Debt securities and subordinated debt	4.24	5.39	3.33	6.42
Net shareholders' equity	4.67	—	4.48	—
Other liabilities	11.96	0.76	7.08	(0.28)
Total	**100.00**	**2.96**	**100.00**	**2.93**

Income statement and balance sheet

Income before taxes was EUR 520.8 million (Pta. 86,652 million), 23.1% more than in 2000. The three main factors at play - the growth in the volume of business, containment of operating costs and good management of spreads – enabled net operating income to rise 14.1%.

Net interest revenue was 7.4% higher at EUR 969.8 million, despite the impact of the maturing of EUR 1,200 million in the Bank's public debt portfolio in January 2001. The positive performance of interest revenues from business, which grew 14.9%, offset the negative effect of the debt maturity.

Net fees and commissions were up 0.4% at EUR 420.4 million. Excluding the fall in commissions from mutual and pension funds, as a result of the negative performance of the markets and the reduction in maximum management commissions established by legislation in June 2000, the rest of fee income increased 1.9%.

Net fees and commissions

		2001	2000	Var. 2001/2000	
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)
Fees and commissions collected	**82,453**	**495.6**	**501.0**	**(5.4)**	**(1.08)**
Risk operations	12,821	77.1	69.0	8.1	11.72
Collection and payment services	31,016	186.4	176.0	10.5	5.94
Securities services	6,751	40.6	54.3	(13.7)	(25.25)
Mutual and pension funds	25,059	150.6	154.0	(3.4)	(2.20)
Other commissions	6,806	40.9	47.8	(6.9)	(14.39)
Fees and commissions paid	**12,504**	**75.2**	**82.2**	**(7.1)**	**(8.62)**
Total	**69,949**	**420.4**	**418.7**	**1.7**	**0.40**

Personnel and general expenses

	Pta. MM.	2001 Euro MM.	2000 Euro MM.	Var. 2001/2000 Amount	(%)
Personnel expenses	**91,410**	**549.4**	**558.3**	**(8.9)**	**(1.60)**
Salaries and wages	68,051	409.0	420.5	(11.5)	(2.74)
Social security	18,376	110.4	112.8	(2.3)	(2.05)
Other	4,983	29.9	25.0	4.9	19.58
General expenses	**32,648**	**196.2**	**191.0**	**5.2**	**2.73**
Technology and communications	11,119	66.8	62.9	3.9	6.20
Advertising	2,511	15.1	12.2	2.9	23.70
Buildings, premises and material	8,963	53.9	56.1	(2.2)	(3.99)
Taxes other than income taxes	1,724	10.4	10.5	(0.1)	(1.09)
Other	8,331	50.1	49.3	0.8	1.57
Total	**124,058**	**745.6**	**749.3**	**(3.7)**	**(0.50)**

Trading gains rose 33.9% to EUR 40.6 million. Consequently, operating revenue was 5.8% higher at EUR 1,430.8 million.

Personnel and general expenses declined slightly (-0.5%), the result of cost containment, early retirement plans and the optimization of the Group's networks. Specifically, personnel expenses decreased 1.6%.

General expenses rose 2.7% due to a combination of growth in spending on IT and advertising and reductions in other items, especially taxes other than income taxes and technical reports. The efficiency ratio, as a result, continued to improve and ended the year at 52.1% (55.4% in 2000).

The greater volume of recurrent revenues and the containment of costs produced growth of 14.1% in net operating income to EUR 576.0.

Income from equity-accounted holdings amounted to EUR 63.0, down from EUR 72.6 million in 2000. In 2001, all the earnings came from the ordinary activity of these companies, largely Inmobiliaria Urbis and Banesto Seguros, while in 2000 they included EUR 51 million from the sale of the Bellevue residential complex by the subsidiary Agapsa.

Net loan loss provisions were 44.9% higher than in 2000, largely because of the allocation of EUR 100.7 million compared to EUR 43.8 million in 2000 to meet Bank of Spain requirements for statistical coverage of loan-losses. Banesto has already accumulated EUR 144.9 million for this allowance.

Other income amounted to EUR 31.5 million compared to a net loss of EUR 51.4 million in 2000.

Income before taxes increased 23.1% to EUR 520.8 million. Deducting minority interests and corporate tax, which rose 173.5% due to the expiry of the tax credit which existed in previous years, net attributable income reached EUR 415.4 million. ROE was 21.0%.

Total assets amounted to EUR 44,284 million, almost the same as in 2000.

Efficiency ratio
Banesto Group
%


55.42
52.11
-331 b.p.
2000
2001

Net operating income
Banesto Group
Euro MM.


576.0
505.0
+14.1%
2000
2001

Lending, adjusted for the effect of securitization, increased 14.7% to EUR 25,443 million. A significant contribution to this growth came from the 23.7% rise in mortgages.

Progress continued to be made in 2001 in strengthening risk quality. The NPL ratio was 0.81% (0.84% at the end of 2000), while coverage increased to 253.3% from 227.3%.

Banesto was awarded assets in lieu of payment (foreclosed assets) amounting to EUR 19.9 million and sold assets worth EUR 112.6 million. At the end of 2001, the gross balance of foreclosed assets amounted to EUR 186.2 million (EUR 278.9 million a year earlier), with allowances of EUR 121.6 million (providing 65.3% coverage).



Income before taxes
Banesto Group
Euro MM.
423.2
520.8
+23.1%
2000
2001
Loans*
Banesto Group
Euro billion
22.2
25.4
+14.7%
2000
2001
Customer funds
Banesto Group
Euro billion
33.5
36.4
+8.6%
2000
2001

Loans*

	2001		2000	Var. 2001/2000	
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)
Public sector	132,655	797.3	802.8	(5.5)	(0.69)
Private sector	3,703,551	22,258.8	19,525.4	2,733.4	14.00
Commercial paper	527,598	3,170.9	2,991.7	179.3	5.99
Secured loans	1,486,577	8,934.5	7,220.9	1,713.6	23.73
Others	1,689,376	10,153.4	9,312.9	840.5	9.02
Loans to resident sector	**3,836,206**	**23,056.1**	**20,328.2**	**2,727.8**	**13.42**
Non - resident sector	**397,168**	**2,387.0**	**1,858.2**	**528.9**	**28.46**
Total loans	**4,233,374**	**25,443.1**	**22,186.4**	**3,256.7**	**14.68**

(*) Excluding securitization effect.

(*) Excluding securitization effect.

Non-performing loans evolution

	2001		2000
	Pta. MM.	Euro MM.	Euro MM.
Balance at beginning of period	39,118	235.1	289.9
+ Additions	23,960	144.0	98.0
- Reductions	12,026	72.3	91.1
- Write - offs	8,754	52.6	61.6
Balance at period end	**42,298**	**254.2**	**235.1**

On-balance sheet customer funds grew 6.9%. Including off-balance sheet mutual and pension funds and managed portfolios, total managed funds increased 8.6% to EUR 36,374 million.

Customer funds

	2001		2000	Var. 2001/2000	
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)
Public sector	174,703	1,050.0	710.9	339.1	47.70
Other resident sectors	3,371,524	20,263.3	19,529.9	733.3	3.75
Sight deposits	1,521,108	9,142.0	8,659.8	482.2	5.57
Time deposits	733,875	4,410.7	6,129.0	(1,718.4)	(28.04)
REPOs	1,116,541	6,710.5	4,741.1	1,969.5	41.54
Non-resident sector	536,631	3,225.2	3,206.6	18.6	0.58
Total customer deposits	**4,082,858**	**24,538.5**	**23,447.4**	**1,091.0**	**4.65**
Debt securities	205,553	1,235.4	653.3	582.1	89.10
Subordinated debt	116,176	698.2	669.4	28.9	4.31
Total customer funds on balance sheet	**4,404,587**	**26,472.1**	**24,770.1**	**1,702.0**	**6.87**
Total managed funds (off-balance sheet)	**1,647,564**	**9,902.1**	**8,721.3**	**1,180.8**	**13.54**
Mutual funds	1,438,366	8,644.8	7,538.4	1,106.4	14.68
Pension funds	179,036	1,076.0	1,051.5	24.5	2.33
Managed portfolios	30,162	181.3	131.4	49.9	37.95
Total customer funds	**6,052,151**	**36,374.2**	**33,491.4**	**2,882.8**	**8.61**

Other developments

- As part of the plans to enhance efficiency and productivity, 950 employees adhered to an early retirement plan. In order to meet the cost of the plan, the Bank, after prior authorization from the Bank of Spain, established a fund charged to freely available reserves of EUR 175.8 million.

  Meanwhile, under the network optimization plan, 61 branches were closed and their business transferred to other Banesto offices. Also, another 225 Banesto branches were closed and their business was transferred to the Santander Central Hispano network in exchange for other business of a similar amount.

- On February 24, 2001 the General Meeting of Shareholders approved the EUR 73,519,128.5 (EUR 0.12 per share) reduction in the nominal value of Banesto shares in order to provide a return to each and every shareholder. Following this capital reduction, the nominal value of the shares stands at EUR 2.18. The payment was made on July 6, 2001.

- The Extraordinary Meeting of Shareholders held on December 27, 2001, approved the Board of Directors' proposal to delist Banesto and the to proceed with the relevant public takeover bid.

Retail Banking Abroad

Income statement	Pta. MM.	2001 Euro MM.	2000 Euro MM.	Var. 2001/2000 Amount	(%)
Net interest revenue	**1,109,039**	**6,665.5**	**4,860.7**	**1,804.7**	**37.13**
Net fees and commissions	314,301	1,889.0	1,358.1	530.9	39.09
Basic revenue	**1,423,340**	**8,554.4**	**6,218.8**	**2,335.6**	**37.56**
Trading gains	96,389	579.3	324.5	254.8	78.51
Net operating revenue	**1,519,729**	**9,133.8**	**6,543.3**	**2,590.4**	**39.59**
Personnel and general expenses	(768,491)	(4,618.7)	(3,546.3)	(1,072.4)	30.24
a) Personnel expenses	(441,984)	(2,656.4)	(1,901.0)	(755.4)	39.74
b) General expenses	(326,507)	(1,962.3)	(1,645.3)	(317.0)	19.27
Depreciation	(83,412)	(501.3)	(398.4)	(102.9)	25.84
Other operating costs	(28,297)	(170.1)	(112.0)	(58.0)	51.80
Net operating income	**639,529**	**3,843.6**	**2,486.6**	**1,357.0**	**54.57**
Income from equity - accounted holdings	(2,333)	(14.0)	6.6	(20.7)	—
Other income	(108,377)	(651.4)	(171.6)	(479.8)	279.66
Net provisions for loan - losses	(179,259)	(1,077.4)	(739.6)	(337.8)	45.68
Goodwill amortization	—	—	—	—	—
Income before taxes	**349,560**	**2,100.9**	**1,582.1**	**518.8**	**32.79**
Net consolidated income	**300,999**	**1,809.0**	**1,315.0**	**494.0**	**37.56**
Net attributable income	**264,970**	**1,592.5**	**1,034.6**	**557.9**	**53.92**
Balance sheet					
Loans	11,940,998	71,766.8	71,248.4	518.5	0.73
Due from banks	6,517,234	39,169.4	8,275.9	30,893.5	373.29
Investment securities	5,712,697	34,334.0	39,978.7	(5,644.7)	(14.12)
Tangible and intangible assets	547,125	3,288.3	3,361.0	(72.8)	(2.16)
Other assets	3,042,150	18,283.7	18,383.6	(99.9)	(0.54)
Total Assets / Liabilities	**27,760,204**	**166,842.2**	**141,247.6**	**25,594.6**	**18.12**
Customer deposits	12,130,570	72,906.2	77,683.0	(4,776.8)	(6.15)
Debt securities	2,426,098	14,581.1	8,686.2	5,895.0	67.87
Subordinated debt	216,946	1,303.9	1,216.5	87.4	7.19
Due to banks	9,127,737	54,858.8	27,639.1	27,219.7	98.48
Other liabilities	2,556,583	15,365.4	16,932.9	(1,567.6)	(9.26)
Capital and reserves	1,302,270	7,826.8	9,089.9	(1,263.1)	(13.90)
Other managed funds (off - balance sheet)	**5,861,153**	**35,226.2**	**29,596.4**	**5,629.9**	**19.02**
Mutual funds	2,940,971	17,675.6	14,337.4	3,338.2	23.28
Pension funds	2,229,263	13,398.1	11,457.0	1,941.2	16.94
Managed portfolios	690,919	4,152.5	3,802.0	350.5	9.22
Customer funds	**20,634,767**	**124,017.4**	**117,182.0**	**6,835.4**	**5.83**
Total managed funds	**33,621,357**	**202,068.4**	**170,844.0**	**31,224.5**	**18.28**
Ratios (%) and other data					
ROE		19.64	16.55		
Efficiency ratio		50.57	54.20		
NPL ratio		3.23	4.16		
NPL coverage		124.25	109.58		
Number of branches		4,867	5,070	(203)	(4.00)
Number of employees (direct and assigned)		66,897	78,424	(11,527)	(14.70)

Retail Banking Abroad

This area covers the Group's retail banking activities conducted in Europe (Portugal, Germany, Italy and Belgium) and Latin America (Argentina, Bolivia, Brazil, Colombia, Chile, Mexico, Paraguay, Peru, Puerto Rico, Uruguay and Venezuela).

As of December 31, 2001 the area had 4,867 branches and 66,897 employees (direct and assigned).

Income statement and balance sheet

When analyzing the income statement (the balance sheet is not affected), it is necessary to take into account the change in the consolidation perimeter following the acquisition in 2000 of Totta, Crédito Predial, Serfin, Meridional, Bozano, Caracas and Banespa. The changes in the international economic environment must also be borne in mind, and they affect both the income statement and the balance sheet. As far as foreign exchange movements are concerned, the depreciation of the Latin American currencies against the US$ was compensated to some extent by the appreciation of the US$ against the Euro in average exchange rate terms. The overall effect on results was around -6% and somewhat less on the balance sheet.

In this context, net attributable income of Retail Banking Abroad reached EUR 1,592.5 million (Pta. 264,970 million), 53.9% more than in 2000. ROE stood at 19.6% and the efficiency ratio improved 3.63 percentage points to 50.6% despite the incorporation of new entities, whose efficiency is inferior to that of the Group.

The main driver behind the growth in net attributable income was net operating income, which increased 54.6% to EUR 3,843.6 million. This rise benefited from the positive impact of the new incorporations. Lending growth remained flat in like-for-like terms and customer funds increased 5.8%.

Off-balance sheet, mutual funds rose 23.3% and pension funds increased 16.9%. The NPL ratio was 3.23%, 93 basis points lower than at the end of 2000.

Net operating income
Retail Banking Abroad
Euro MM.


3,843.6
2,486.6
+54.6%
2000
2001

Efficiency ratio
Retail Banking Abroad
%


54.20
50.57
-363 b.p.
2000
2001

EUROPE

Santander Central Hispano Group's activity in Europe focuses on greater business diversification in order to satisfy clients' needs by offering new products and a presence in more markets. This makes the sources of revenue more stable and enhances size, a key variable in the new banking environment as it enables the Group to provide services to clients who operate in an increasingly globalized market.

In this context, the Group is firmly behind a strategy of direct expansion while maintaining strategic relations with leading European financial groups, amongst which Royal Bank of Scotland stands out. During 2001, Santander Central Hispano's strategy concentrated on consolidating its position in Europe. The equity stakes in European banks are included in Corporate Activities.

The net attributable income of Retail Banking in Europe (relating only to subsidiaries and not including the revenue obtained from bank stakes) amounted to EUR 214.3 million, 81.5% higher than in 2000. This was partly due to the greater impact of the incorporations of Totta and Crédito Predial. ROE was 18.1% and the efficiency ratio was 51.7%, an improvement of 5.2 percentage points over 2000.

• Portugal

The Santander Central Hispano Group completed its first full year in Portugal with net attributable income of EUR 200.0 million (Pta. 33,285 million), 80.9% more than in 2000. ROE was 17.7% (15% in 2000) and the efficiency ratio improved by 3.2 percentage points to less than 50%.

After the acquisition in 2000 of Totta and Predial, the banking group's activity in Portugal during 2001 focused on a marketing drive at the networks acquired, the creation of a common IT platform for the three retail banks and improving the latter's activity, efficiency and profitability ratios.

The strengthening of business areas continued with the launch of new lending and deposit products aimed at increasing market share in key products, as well as bolstering cross-selling. Particular importance was attached to the placement of mortgage products («Oferta Mobilia», linked to the purchase of furniture and other goods for the home and «Oferta Carro», a similar mortgage product, linked to the purchase of a car), structured products which combine deposits and mutual funds, credit cards («Visa Poupança Euro 2000) and leasing.

This activity was boosted by campaigns which promoted the image of the Group's networks in Portugal. In fact, the change of image at Predial completed the rejuvenation of the institutional image of all three retail banks.

All these measures were reflected in the activity and results of the consolidated Group. Of note was the growth in mutual funds (+38.5% compared to a 4.1% rise for the market as a whole) and credit cards (+124,000 Visa Poupança cards). Also noteworthy was the 30% rise in leasing and the 23% growth in structured funding products.

These actions increased market share in key products. The market share in mutual funds rose 340 basis points to 13.6%. The campaign to place structured bonds among retail clients lifted the Group's market share in Portugal to 15.34% (+140 basis points).

On the assets side, the market share achieved in new mortgage loans over the past six months was more than 17.4%, well above the Group's natural quota.

Also noteworthy was the strengthening of insurance business through the Group's recently created insurer, which began to operate in May 2001. It already has EUR 275 million in funds, making it the fourth largest in terms of life insurance premiums, with a market share of 7%.

The strong level of activity produced significant growth in all revenue items and in fees and commissions, which together with the containment of operating costs, as a result of the integration, improved the Group's efficiency ratio in Portugal by 213 basis points. Net attributable income increased 11.1%, more than the initially envisaged rate of growth.

Portugal (proforma)*

		2001	2000	Var. 2001/2000	
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)
Net interest revenue	**114,549**	**688.5**	**519.0**	**169.5**	**32.66**
Net fees and commissions	32,461	195.1	168.1	27.0	16.04
Trading gains	8,047	48.4	29.2	19.2	65.78
Net operating revenue	**155,057**	**931.9**	**716.3**	**215.6**	**30.11**
Personnel and general expenses	(76,222)	(458.1)	(374.9)	(83.2)	22.20
a) Personnel expenses	(50,945)	(306.2)	(229.7)	(76.5)	33.32
b) General expenses	(25,277)	(151.9)	(145.2)	(6.7)	4.62
Depreciation	(10,722)	(64.4)	(44.6)	(19.8)	44.33
Other operating costs	(351)	(2.1)	(1.3)	(0.8)	61.75
Net operating income	**67,762**	**407.3**	**295.4**	**111.8**	**37.85**
Income from equity - accounted holdings	488	2.9	0.1	2.9	—
Other income	(8,860)	(53.2)	(26.4)	(26.9)	101.96
Net provisions for loan - losses	(9,078)	(54.6)	(93.2)	38.7	(41.49)
Goodwill amortization	—	—	—	—	—
Income before taxes	**50,312**	**302.4**	**175.9**	**126.5**	**71.91**
Net consolidated income	**41,178**	**247.5**	**154.1**	**93.4**	**60.61**
Minority interests	7,893	47.4	43.5	3.9	8.97
Net attributable income	**33,285**	**200.0**	**110.6**	**89.5**	**80.94**

(*) Includes: Retail Banking, Asset Management and Global Wholesale Banking.

• **Germany**

During 2001, CC-Bank, through its 52 branches, continued to enlarge its customer base to more than one million clients and new consumer loans increased 8.0%. CC-Bank's net attributable income increased 32.3% to EUR 41.9 million.

CC-Bank's international expansion (Hungary, Austria and the Czech Republic) began to bear fruit. The subsidiaries in these countries contributed to earnings EUR 2.0 million more than in 2000.

The most noteworthy development was the wide-ranging cooperation agreement between Santander Central Hispano and the Werhahn Group, which included joint working groups between the specialized consumer credit entities (CC-Group and AKB Group), in areas of significant growth potential or streamlining of costs, such as marketing, customer service centers, Internet, central services, etc.

Agreement was also reached for Santander Central Hispano to acquire, via the exercise of options, 100% of AKB Group from the Werhahn Group during the first half of 2002. This would create the largest independent auto financing company in Germany, with a market share of 13%, the leading motorcycle financing entity in Europe and the largest in terms of number of associated dealerships. The agreement would also generate significant synergies in the IT, central services and branch network areas.

• **Italy**

Finconsumo, jointly owned by CC-Bank and Sanpaolo IMI, specializes in auto and consumer finance and has 23 branches and 382 employees.

The entity received the authorization from the Bank of Italy to operate as a bank as of October 1 2001 under the new name of Finconsumo Banca S.p.A. This transformation brings several advantages, such as settlement of payments, cross-selling of savings products (mutual funds, etc) and direct access to the interbank market, which will save an estimated EUR 1.7 million in 2002.

The increased activity, largely direct consumer loans and the financing of durables, resulted in 14.6% growth in net attributable income to EUR 4.3 million. Lending amounted to EUR 1,064 million and the number of clients reached 450,000, rising 18% and 10%, respectively, over 2000.

• **Belgium**

Santander Central Hispano Benelux focuses on corporate banking, offering a full range of electronic banking and cash management products. The bank also has a significant market share in Belgium and Luxembourg in the capture of funds.

During 2001, the bank refocused its activity on developing customer relationships. The centralization of treasury activities in the parent Bank was exploited to cut operating costs, which dropped 19.5%. Net attributable income was EUR 2.4 million.

LATIN AMERICA

2001 was a difficult year for the Latin American economy. Average GDP growth for the region came in at around 0% as against the forecasted 4%. Argentina's recession, in particular, intensified during 2001, while the uncertainties in markets about whether Argentina would achieve a balanced budget produced a rise in country risk spreads, which affected the valuation of public debt positions.

Meanwhile, local currencies (except for the Mexican peso and the Peruvian new sol) depreciated heavily against the US dollar, especially in Brazil and Chile. The average yearly slide of Latin American currencies was 13.7% between 2000 and 2001, weighted by the net income obtained from each country (5.3% between 31.12.2000 and 31.12.2001 if weighted by the Group's business volume in the region). Part of this effect was offset by the Euro's depreciation against the US$ (3% at average annual rates and 5% at year-end rates).

The economic slowdown and the large depreciation of local currencies, affected the Group's results and business volumes in Latin America. Nevertheless, the Group generated net attributable income of EUR 1,688.2 million in 2001 (US$ 1,510 million), US$ 464 million more than in 2000 when the consolidation perimeter was narrower. Thus, the Group reached its net attributable income target for Latin America of US$1,500 million that was announced at the beginning of 2001.

Despite the region's complex economic situation, 2001 was a year when further progress was made in the strategic plan for Latin America, consistent with Santander Central Hispano Group's objective of consolidating its franchise as the largest, most diversified and most profitable in the region.

- ROE was 23.6% in 2001, 5 percentage points higher than in 2000. During the three years (1998-2001) of the America Project, ROE increased by 10.7 points.
- The efficiency ratio stood at 49.5% in 2001, 3.5 percentage points better than in 2000. During the three year term of the America Project, the efficiency ratio improved by more than 11 percentage points.
- With no change in the consolidation perimeter since December 31, 2000, the Group increased its overall market share of customer business (deposits, loans, mutual and pension funds) by 40 basis points to 10.3% at the end of 2001. The market shares for deposits, mutual and pension funds were: 10.4%, 8.2% and 13.9%, with variations of 12, 100 and -50 basis points, respectively. The market share in loans was 10.5%, up 60 basis points over 2000.

Following the acquisition in 2000 of new banks (Banespa, Serfin, Caracas and Meridional) and pension fund management entities (in Peru, Colombia and Argentina), the Group's management focused in 2001 on consolidating the franchise in Latin America. It stepped up penetration of business in 12

Latin America (proforma)*

		2001	2000	Var. 2001/2000	
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)
Net interest revenue	**988,849**	**5,943.1**	**4,201.6**	**1,741.5**	**41.45**
Net fees and commissions	380,098	2,284.4	1,673.2	611.3	36.53
Trading gains	90,514	544.0	315.0	229.0	72.72
Net operating revenue	**1,459,461**	**8,771.5**	**6,189.7**	**2,581.8**	**41.71**
Personnel and general expenses	(722,046)	(4,339.6)	(3,281.9)	(1,057.7)	32.23
a) Personnel expenses	(412,828)	(2,481.1)	(1,760.8)	(720.4)	40.91
b) General expenses	(309,218)	(1,858.4)	(1,521.1)	(337.3)	22.18
Depreciation	(77,929)	(468.4)	(381.1)	(87.3)	22.91
Other operating costs	(28,108)	(168.9)	(116.1)	(52.8)	45.45
Net operating income	**631,378**	**3,794.7**	**2,410.6**	**1,384.0**	**57.41**
Income from equity - accounted holdings	5,885	35.4	47.7	(12.3)	(25.83)
Other income	(102,042)	(613.3)	(176.5)	(436.7)	247.38
Net provisions for loan - losses	(162,923)	(979.2)	(601.9)	(377.2)	62.67
Goodwill amortization	—	—	—	—	—
Income before taxes	**372,298**	**2,237.6**	**1,679.8**	**557.7**	**33.20**
Net consolidated income	**313,928**	**1,886.7**	**1,397.9**	**488.8**	**34.97**
Minority interests	33,029	198.5	262.9	(64.4)	(24.48)
Net attributable income	**280,899**	**1,688.2**	**1,135.1**	**553.2**	**48.73**

(*) Includes: Retail Banking, Asset Management and Private Banking and Global Wholesale Banking. Excluding goodwill amortization, financing costs and special reserve for Argentina.

Net attributable income by countries (proforma)*

	2001 Euro MM.	2000 Euro MM.
Argentina	58.0	231.3
Bolivia	9.6	(20.8)
Brazil	664.2	266.5
Colombia	(29.4)	7.4
Chile	290.2	270.4
Mexico	583.4	269.4
Panama	(4.3)	(4.0)
Paraguay	1.1	1.1
Peru	6.5	(28.8)
Puerto Rico	35.2	76.6
Uruguay	4.2	17.1
Venezuela	136.1	111.5
Rest	(66.6)	(62.6)
Total	**1,688.2**	**1,135.1**

(*) Includes: Retail Banking, Asset Management and Private Banking and Global Wholesale Banking. Excluding goodwill amortization, financing costs and special reserve for Argentina.

countries where the Group operates, with the aforementioned growth in market share, and expanded the customer base, particularly in Brazil and Mexico, to 23 million clients throughout the region.

As well as the size of the franchise in Latin America, its high degree of diversification is also considered a key feature which the Group wants to preserve. The extensive presence and depth of businesses in different countries (Brazil, Mexico, Chile, Argentina...), together with the scant correlation between the economic cycles of these countries, represent not only a greater distribution of risks but also a more balanced distribution of the capacity to generate income. The Group's high degree of business and income diversification in Latin America was underscored in 2001 when lower earnings from Argentina were offset by higher than expected income from Mexico, Brazil and, to a lesser extent, Chile.

Precisely in order to boost Brazil's contribution to the Group's results in Latin America, in April 2001 the public offer by Santander Central Hispano for shares of Banespa was completed. After this successful operation, the Group's stake in Banespa increased from 33.3% to 97.8% at year-end for a total disbursement of US$ 4,885 million. This brought the Group's total investment in Latin America to US$15,679 million.

As well as the greater size, depth and diversification of its businesses, the consolidation of the Group's franchise in Latin America was also bolstered by less tangible matters related to the construction of a single management model for all countries where the Group operates, in aspects such as:

a) Business: through customer segmentation and specific value proposals by homogeneous segments; also through the identification of retail banking businesses/products which can be managed on a global basis throughout the whole region, such as credit and debit cards, transactional banking and foreign trade.
b) Technology: by constructing a common technological platform (Altair). In this context, in 2001 the platform was shared by banks in five of the main countries, while in Santiago de Chile a center for the design, development and maintenance of IT systems was established, which ensures the platform's future cohesion.
c) Risks: through «exporting» to the new incorporations (Banespa, Serfin, Caracas) the Group's «technology» in risk matters. This has resulted in the Group's banks in Latin America having NPL ratios and loan-loss coverage levels that compare very favorably with those of the top competitors in each country.
d) Service quality: with common objectives and standards of monitoring and optimization.

The main focal points of management in 2001 were:

- *Increased capture of customer funds, both on- balance sheet (deposits and marketable securities) and off-balance sheet (mutual and pension funds).* Overall, funds increased 10% in euros in 2001 once the impact of exchange rate movements is eliminated. The Group paid particular attention to maintaining the levels of liquidity of its banks in Latin America.
- *Improving the profitability of the balance sheet.* In Latin America the Group has followed very closely the performance of the assets and liabilities of all its units, optimizing the

Loans

	Pta. MM.	2001 Euro MM.	Var. vs. 2000	Market share 2001
Argentina	726,850	4,368.5	(38.6%)	8.3%
Bolivia	62,890	378.0	(38.8%)	13.5%
Brazil	1,051,878	6,321.9	(0.6%)	4.6%
Colombia	99,728	599.4	(27.5%)	2.8%
Chile	2,251,530	13,532.0	(1.2%)	27.6%
Mexico	2,801,699	16,838.6	3.3%	10.4%
Panama	46	0.3	(99.7%)	—
Paraguay	11,450	68.8	4.8%	3.8%
Peru	152,932	919.1	(7.7%)	9.1%
Puerto Rico	894,047	5,373.3	8.8%	15.2%
Uruguay	90,328	542.9	2.9%	8.4%
Venezuela	472,296	2,838.6	5.6%	16.2%
Total	**8,615,674**	**51,781.2**	**(4.5%)**	**10.5%**

On-balance sheet customer funds

	Pta. MM.	2001 Euro MM.	Var. vs. 2000	Market share 2001
Argentina	908,458	5,459.9	(37.1%)	7.9%
Bolivia	95,746	575.4	(33.7%)	16.2%
Brazil	1,437,722	8,640.9	(15.5%)	4.6%
Colombia	127,382	765.6	(28.0%)	3.3%
Chile	2,796,561	16,807.7	3.1%	26.1%
Mexico	3,979,093	23,914.8	20.3%	14.1%
Panama	418	2.5	(94.1%)	—
Paraguay	15,572	93.6	(6.8%)	4.5%
Peru	206,443	1,240.7	8.4%	5.6%
Puerto Rico	950,765	5,714.2	9.6%	15.4%
Uruguay	119,656	719.1	26.3%	5.8%
Venezuela	828,037	4,976.6	5.6%	16.6%
Total	**11,465,852**	**68,911.2**	**0.1%**	**10.4%**

structure of its balance sheet and preserving its spreads in an environment of volatile interest rates. As a result of these policies, net interest revenue against average total assets increased 33 basis points to 4.91% between 2000 and 2001, while the customer spread (yield on loans less the cost of deposits) improved from 5.9 points to 6.5 points.

- Greater development of fee income and commissions. The Group has attached particular importance to growth in fee income and commissions, not only through the revision of the prices of products and services, but also by developing commission-generating businesses. The main areas of growth were credit and debit cards, foreign trade, transactional banking, bancassurance and mutual funds.
- Risk control, both credit and market. The NPL ratio stood at 3.32% at the end of 2001, 120 basis points less than a year earlier. NPL coverage rose 18.9 percentage points to 128.6%. In market risk, despite higher volatility, the daily average VaR in 2001 was only US$ 18.5 million.
- Control of operating expenses, largely through the improvement in processes and the downsizing of networks and the number of employees to the standard set for each country/unit. In the meantime, the progress made in co-ordinating some businesses and the integration of some areas in Mexico (between Serfin and Santander Mexicano) and Brazil (between Santander Brasil and Banespa) generated additional cost savings.

Income statement and balance sheet

The financial information provided in this section is based on «proforma» figures which include the results for Retail Banking in Latin America, the units of Asset Management and Private Banking and the Investment Banking companies in Latin America. In order to correctly interpret the financial information on Latin America, one should take into account the consolidation into the Group of the results of the Serfin Financial Group (Mexico) as of May 2000; those of Brazil's Meridional Group as of June 2000; Previnter (Argentina) as of November 2000; Banespa (Brazil) since December 1, 2000 and Banco Caracas (Venezuela) as of January 1, 2001 (although it was consolidated in the balance sheet as of 31.12.2000).

Net attributable income of the different activities of the Group in 2001 amounted to EUR 1,688.2 million. This figure does not include the financing cost of the acquisitions made in Latin America nor the amortization of goodwill generated by these acquisitions.

Net attributable income rose 48.7% over 2000. The increase was negatively affected by the aforementioned depreciation of local currencies against the US dollar.

The changes in the consolidation perimeter do not affect comparisons of business volumes. Managed funds in Latin America grew 4.8% in 2001 in Euro terms (which includes the negative effect of exchange rates). Deposits remained constant, while mutual funds grew 20.6% and pension funds 16.3%. Loans dropped 4.5% in Euro terms, as a result of the Group's policy of preserving comfortable levels of liquidity, both at a regional level as well as country by country.

Mutual funds

	Pta. MM.	2001 Euro MM.	Var. vs. 2000	Market share 2001
Argentina	51,252	308.0	(79.9%)	13.6%
Brazil	1,201,734	7,222.6	5.8%	4.5%
Colombia	28,102	168.9	64.4%	6.1%
Chile	259,980	1,562.5	1.4%	24.8%
Mexico	804,768	4,836.8	139.8%	12.4%
Peru	40,614	244.1	119.3%	20.1%
Puerto Rico	55,596	334.1	—	21.8%
Uruguay	7,341	44.1	115.7%	16.3%
Venezuela	1,243	7.5	—	9.3%
Total	**2,450,630**	**14,728.6**	**20.6%**	**8.2%**

Pension funds

	Pta. MM.	2001 Euro MM.	Var. vs. 2000	Market share 2001
Argentina	536,145	3,222.3	(9.7%)	23.4%
Colombia	158,230	951.0	77.5%	12.7%
Chile	732,756	4,404.0	3.0%	11.0%
Mexico	454,533	2,731.8	70.1%	9.0%
Peru	188,632	1,133.7	36.1%	28.1%
Uruguay	38,290	230.1	203.4%	18.2%
Total	**2,108,586**	**12,672.9**	**16.3%**	**13.9%**

Detailed below are the main performance highlights of the various countries in 2001.

- **Argentina**

In Argentina, Banco Río de la Plata had market shares of 7.9% in deposits and 8.3% in loans as at year end 2001. In pension fund management business, Orígenes AFJP's market share was 23.4%, the highest in the country. The market share for mutual funds is 13.6%.

The climate of recession, the instability of markets, the rise in the sovereign risk premium and the devaluation of the Argentine Peso affected the Group's results in 2001. In this environment, the strategic guidelines of the different units of the Group with exposure to Argentina were:

- Preservation of liquidity levels, through a) greater capturing of retail deposits, with specific campaigns when market circumstances allowed it, encouraging the replacement of wholesale institutional deposits with cheaper retail deposits; b) reduction of investment portfolio positions (public debt), in order to boost liquidity as well as reduce exposure to sovereign risk; c) arrangement and/or execution of external financing lines.
- Optimization of the volume and structure of equity. Banco Río combined the maintenance of high capital adequacy ratios (13.6% compared to a minimum requirement of 11.5%) with adjustment policies for capital levels in line with the readjustment of the balance sheet and businesses dictated by the country's economic and financial situation.
- Reduction of sovereign risk. During 2001, exposure to the Argentine public sector (Central Government and provinces) was reduced by EUR 1,600 million, from EUR 4,100 million to EUR 2,500 million. Most of the reduction related to public debt positions in the securities portfolio, both through sales as well as through the conversion of debt positions to guaranteed loan assets under the swap arrangement that took place in November.
- Tougher credit risk controls through tighter admission, monitoring and recovery procedures, as well as increased NPL coverage (from 95.5% to 100.2% in 2001). The NPL ratio was 5.0%.

In addition, the Group has constituted a special reserve of EUR 1,287 million which covers the entire investment in Banco Rio.

Excluding the provision for this special reserve, net attributable income in Argentina was EUR 58.0 million in 2001 compared to EUR 231.3 million in 2000.

- **Bolivia**

The Group, via Banco Santa Cruz, has market shares of 16.2% in deposits and 13.5% in loans.

The performance during 2001 was very positive, surpassing all objectives focused on streamlining structures and reducing risk. The number of branches and employees was cut by 54% and 46% respectively, readjusting to the business climate imposed by the country's economic situation and, particularly, to the Group's own risk reduction policies. Although the NPL ratio remained high (12.3%), NPL coverage increased 30.1 percentage points to 115.1%. Net attributable income was EUR 9.6 million compared with a loss of EUR 20.8 million in 2000.

- **Brazil**

The Santander Central Hispano Group is the third largest private sector banking group in Brazil (Banespa, Santander Brasil and Santander Meridional), with a combined market share of 4.6% in deposits, 4.6% in loans and 4.5% in mutual funds. The acquisition of Banco Meridional and, especially, Banespa in 2000 were strategically decisive for achieving the solid position that the Group has built up in the southeast of Brazil, the country's most economically dynamic region.

The two main developments in Brazil during 2001 were the completion of the take over bid for Banespa, which lifted the Group's stake from 33.3% to 97.1% and then to 97.8%, and the launch in April of the Voluntary Redundancy Program taken up by more than 8,000 employees. Banespa also made significant progress in business activity: greater customer fidelity and expansion of the customer base, growth in funds in local currency (+10% for the aggregate of deposits excluding escrow deposits and mutual funds) and placement of 500,000 credit cards and 1,040,000 insurance policies.

This progress was the result of the strengthening of business capacities (rise in the number of business managers, customer segmentation and creation of client portfolios, training, etc) and the modernization achieved through the introduction of the Technological Renovation Plan. The combined effect of business expansion, on the one hand, and the gradual reduction in operating expenses, on the other, improved the efficiency ratio to below 46%.

The Group's net attributable income in Brazil was EUR 664.2 million, despite the impact of the sharp fall in the Real (28.4% against the US$). Of this amount EUR 474.0 million was generated by Banespa, which comfortably surpassed the expectations made at the time of the acquisition, and EUR 190.2 million came from Santander Brasil (with Meridional).

- **Colombia**

Banco Santander Colombia has a market share of 2.8% in loans, 3.3% in deposits and 12.7% in pension funds.

During the past two years, the Group's management in Colombia has been focused on reorganizing businesses and structures, adjusting its strategy to the country's economic and financial performance. Importance also continued to be attached to preserving asset quality, which continued to compare well with that of the main banks. In line with this strategy, the Group decided to make some extraordinary provisions and write-offs at the end of 2001, basically related to early depreciation of technological assets and other provisions. As a result, a loss of EUR 29.4 million was made (income of EUR 7.7 million in 2000).

• **Chile**

In Chile, the Group controls Banco Santander Chile and Banco Santiago. Between them the Group has a market share of 27.6% in loans and 26.1% in deposits. The Group also has market shares of 11.0% in pension funds and 24.8% in mutual funds.

The two banks performed well in 2001. Net attributable income was EUR 290.2 million, of which EUR 195.1 million came from Santander Chile (+3.3% despite the Chilean peso's depreciation) and EUR 95.1 million from Santiago (+16.7% despite the aforementioned exchange rate effect). The efficiency and profitability ratios of the two banks continued to improve, with an efficiency ratio of 44.5% at Banco Santander Chile and 45.4% at Banco Santiago. The ROE for the two banks was 24.8% and 29.3%, respectively.

Banco Santander Chile's improvement in its efficiency ratio (-2.3 points in 2001) was due to the good performance of operating costs (-10.0%), both from the streamlining and lower cost of operational processes as well as the increase in the shift of transactions into lower cost alternative channels. The improvement at Banco Santiago (-2.2 points) was due to cost control (-8.0%) and the increasing loyalty of the customer base, which enabled a widening of spreads.

In terms of credit quality, the two banks have standards in line with the Group's policies (NPL ratios of 2.75% and 3.20% and NPL coverage of 124.3% and 106.2% at Santander Chile and Santiago, respectively).

• **Mexico**

The Santander Central Hispano Group, through Banco Santander Mexicano and Serfin, is the third largest financial group in Mexico, a key strategic market with a market share of 10.4% in loans, 14.1% in deposits, 9.0% in pension funds and 12.4% in mutual funds.

The strategy in Mexico is proving to be highly successful, as evidenced by the positive performance so far. The strategic focus is to generate the maximum value from the two brands (with different specializations: Santander Mexicano is a universal bank, Serfin concentrates more on retail activity), while integrating the management of some businesses (corporate banking, treasury, equities, mutual fund management, insurance...), and achieving synergies between the two banks and subsequent cost savings.

Net attributable income was EUR 583.4 million, of which EUR 360.7 million came from Serfin (compared with EUR 107.4 million in the last eight months of 2000 when its results were consolidated with those of the Group) and EUR 222.7 million from Santander Mexicano, 37.5% more than in 2000.

Santander Mexicano increased net operating income by 82.0%. This was the result of 23.6% growth in net interest revenue, largely from the improved structure of funds, and a 31.0% rise in net fees and commissions, spurred by the development of new products (for example, the launch of Superfondos, an innovative mutual fund focused on the medium income segment) and the positive performance of trading gains. Its efficiency ratio improved by more than 8 percentage points to 46.1%.

Serfin, meanwhile, improved its efficiency ratio by 15.0 percentage points to 50.4% in relation to its consolidation period in 2000. This positive performance was based on cost savings as well as the increasing development of its capacity to generate business.

The two banks have sound capital adequacy and credit quality ratios which compare well with their peer group. Serfin's NPL coverage reached 146.4% and Santander Mexicano's 232.8%.

• **Paraguay**

The Group has a market share of 3.8% in loans and 4.5% in deposits. Banco Asunción's strategy of focusing on restructuring its structures and presence, with very prudent lending and provisioning policies, enabled it to improve its credit quality indicators. Net attributable income reached EUR 1.1 million, in line with the previous year.

• **Peru**

The Group has a market share of 5.6% in deposits, 9.1% in loans, 20.1% in mutual funds and 28.1% in pension funds.

The four strategic pillars during 2001 were: a) development of a differentiated business model, eliminating unprofitable transactional clients and focusing on the medium-high income segment of individuals; b) reducing the NPL ratio and increasing NPL coverage (from 70.1% in 2000 to 104.1% in 2001); c) improving the structure of liabilities in order to cut the average cost of financing and d) adjusting structures (networks, employees) to the business environment.

Net attributable income was EUR 6.5 million compared to a loss of EUR 28.8 million in 2000. The 18.3% decline in operating costs and the reduction in the weighted cost of funds helped to improve the efficiency ratio to 48.4% from 53.1% in 2000.

• Puerto Rico

The Group ranks second in the Puerto Rican financial system in terms of business volume. Its market shares in deposits, mutual funds (mainly managed portfolios) and loans are 15.4%, 21.8% and 15.2%, respectively.

During 2001, management priorities in Puerto Rico focused on the development of a business model based on integrated management of the customer base and a segmented offer of products, promotion of mortgages (with significant growth in new loans) and the launch of insurance business.

Net attributable income fell by 54.0% to EUR 35.2 million because of the US slowdown and consequent sharp rise in loan-loss provisions (+140.7%).

• Uruguay

The market share for deposits stood at 5.8%, for loans at 8.4%, for pension funds at 18.2% and for mutual funds at 16.3%.

The Group's strategy in Uruguay was focused on protecting itself against recession, through a conservative loan policy, increasing loan loss provisions (+129.9%); maintaining high levels of liquidity; and enhancing results via cost control. Net attributable income amounted to EUR 4.2 million, with the efficiency ratio improving 3.1 percentage points to 49.3% and NPL coverage reaching 119.8%.

• Venezuela

After the acquisition of Banco Caracas at the end of 2000, the Santander Central Hispano Group became the largest financial franchise in Venezuela, with market shares in deposits and loans of 16.6% and 16.2%, respectively.

Integrated management of the two banks (Banco de Venezuela and Banco Caracas) is enhancing the Group's competitive position, while the synergies and cost savings achieved are offsetting, through reduced costs, the trend of lower spreads in the Venezuelan financial system. The success of the strategy is underscored by the results. Net attributable income was EUR 136.1 million.

Asset Management & Private Banking

Income statement	Pta. MM.	2001 Euro MM.	2000 Euro MM.	Var. 2001/2000 Amount	Var. 2001/2000 (%)
Net interest revenue	**30,257**	**181.8**	**132.4**	**49.5**	**37.39**
Net fees and commissions	144,283	867.2	727.2	140.0	19.25
Basic revenue	**174,540**	**1,049.0**	**859.6**	**189.4**	**22.04**
Trading gains	2,087	12.5	22.5	(10.0)	(44.35)
Net operating revenue	**176,627**	**1,061.5**	**882.1**	**179.5**	**20.34**
Personnel and general expenses	(75,513)	(453.8)	(409.6)	(44.3)	10.81
a) Personnel expenses	(47,734)	(286.9)	(246.0)	(40.9)	16.62
b) General expenses	(27,779)	(167.0)	(163.6)	(3.4)	2.07
Depreciation	(9,489)	(57.0)	(52.0)	(5.0)	9.65
Other operating costs	147	0.9	(5.4)	6.3	—
Net operating income	**91,772**	**551.6**	**415.1**	**136.4**	**32.86**
Income from equity - accounted holdings	10,525	63.3	41.4	21.8	52.71
Other income	(3,760)	(22.6)	(40.4)	17.8	(44.11)
Net provisions for loan - losses	(425)	(2.6)	(2.4)	(0.1)	4.42
Goodwill amortization	—	—	—	—	—
Income before taxes	**98,112**	**589.7**	**413.7**	**176.0**	**42.54**
Net consolidated income	**69,537**	**417.9**	**320.8**	**97.2**	**30.29**
Net attributable income	**64,254**	**386.2**	**289.8**	**96.4**	**33.27**
Balance sheet					
Loans	356,360	2,141.8	1,204.9	936.8	77.75
Government securities	2,112	12.7	33.5	(20.8)	(62.08)
Due from banks	1,072,603	6,446.5	5,068.0	1,378.5	27.20
Investment securities	202,488	1,217.0	1,182.3	34.7	2.93
Other assets	68,169	409.7	529.2	(119.5)	(22.58)
Total Assets / Liabilities	**1,701,732**	**10,227.6**	**8,017.9**	**2,209.7**	**27.56**
Customer deposits / REPOs	1,050,570	6,314.1	4,808.3	1,505.8	31.32
Debt securities	9,482	57.0	75.4	(18.4)	(24.42)
Subordinated debt	—	—	—	—	—
Due to banks	328,057	1,971.7	1,266.9	704.8	55.63
Other liabilities	149,716	899.8	922.1	(22.3)	(2.41)
Capital assigned	163,907	985.1	945.3	39.8	4.21
Other managed funds (off - balance sheet)	**1,532,875**	**9,212.8**	**9,260.4**	**(47.6)**	**(0.51)**
Mutual funds	934,802	5,618.3	5,860.2	(242.0)	(4.13)
Pension funds	10,024	60.2	96.8	(36.5)	(37.74)
Managed portfolios	588,049	3,534.2	3,303.4	230.8	6.99
Customer funds	**2,592,926**	**15,583.8**	**14,144.1**	**1,439.7**	**10.18**
Total managed funds	**3,234,607**	**19,440.4**	**17,278.3**	**2,162.1**	**12.51**
Ratios (%) and other data					
ROE		34.94	31.12		
Efficiency ratio		42.75	46.43		
NPL ratio		0.09	0.07		
NPL coverage		—	—		
Number of branches		234	246	(12)	(4.88)
Number of employees (direct and assigned)		6,804	7,665	(861)	(11.23)

Asset Management and Private Banking

Net attributable income rose 33.3% to EUR 386.2 million (Pta. 64,254 million). The increase was accompanied by an improvement in the quality of earnings as reflected by the Group's capable performance in asset management, chiefly mutual and pension funds, bancassurance and private banking activities. Net operating income increased 32.9% and the efficiency ratio improved 3.7 percentage points to 42.8%.

These results were particularly positive given the unstable international environment. Despite this, the measures to boost efficiency, the marketing effort made to distribute products through the different networks, the correct level of geographic diversification and the segmentation of clients, enabled Santander Central Hispano to sustain a better performance in asset management and private banking than its competitors. The change in the consolidation perimeter also had a favorable impact.

At the end of 2001, total assets including discretionary portfolios and mathematical provisions, increased 5.9% to EUR 131,375 million (Pta. 21.9 trillion). The Group increased its market share in almost all products.

The main results and figures of each of the business units were as follows:

Efficiency ratio
Asset Management and Private Banking
%


46.43
42.75
-368 b.p.
2000
2001

Net operating income
Asset Management and Private Banking
Euro MM.


551.6
415.1
+32.9%
2000
2001

- **Asset Management in Spain**

The pension and mutual funds division in Spain continued to gain strength, consolidating its leadership position in the domestic market. In mutual funds in Spain, Santander Central Hispano has a market share of 26.3%, up from 25.4% in 2000.

Pension funds for individuals reached as of September (latest official data available) a market share of 19.4% which places Santander Central Hispano as leader in this segment in Spain.

Mutual funds. Market share
%


26.3
25.4
+90 b.p.
24.3
23.1
1998
1999
2000
2001

Assets under management in Spain

Euro MM.	2001	% var. 2000
Mutual funds	48,352	0.0
Pension funds	5,444	10.2
SIM and SIMCAVs	2,757	36.0
Real estate mutual funds	1,136	27.7
Total	**57,688**	**2.6**

The table sets out the performance of managed funds by type of fund, with real estate funds growing 27.7%, a product where the Group has a market share of over 75%.

It is also worthy to note the 36.0% increase in other «collective investment institutions» (basically SIMCAVs) which confirm Santander Central Hispano's leadership in Private Banking in Spain. The success of our strategy was underscored by the creation during 2001 of 124 SIMCAVs, 20.1% of the total number established, leading to a market share of 19.6%.

Allfunds Bank was launched during 2001, the first entity for the trading, selection and contracting of third party funds in the Spanish market. It already maintains agreements with almost all international fund management companies present in Spain and holds distribution contracts with 18 Spanish and international entities with joint marketing volume capacity in excess of EUR 63,000 million (Pta. 10.5 trillion). These agreements will provide retail networks (Santander Central Hispano Group and external ones) with access to the products of more than 40 international fund management companies.

Optimal Investment Advisors, the other project begun during 2001, gives the Group a significant presence in alternative investment business, one of the segments of asset management with the largest growth potential. At year end, assets under management exceeded EUR 2,300 million.

- **Asset Management in Latin America**

Pension fund business in Latin America continued to perform well. Income before taxes was EUR 171.3 million (Pta. 28,504 million), with the decline registered by Origenes (Argentina) comfortably offset by the other pension fund management entities.

The restructuring of pension business in Latin America was completed in 2001. In Uruguay the merger of Santander AFAP and Comercial AFAP, creating Afinidad AFAP (50% owned by Santander Central Hispano) with a market share of 20%, was completed. In Argentina, the merger of Origenes and Previnter was concluded. Meanwhile, the accounts in the public pension system in Mexico were distributed, increasing the number of clients in AFORE Santander Mexicano by more than 500,000.

Following these operations, the Group has 7.6 million clients and manages EUR 12,673 million of assets (Pta. 2.1 trillion), making Santander Central Hispano one of the reference groups in this market.

The volume of mutual funds under management increased 20.6% to EUR 14,729 million (Pta. 2.5 trillion). Net attributable income increased 102.5% to EUR 19.7 million (Pta. 3,285 million).

- **Private Banking**

In Spain, Santander Central Hispano ended the year with a leading market position in private banking.

BSN Banif, as an independent entity, is the bank in the Group dedicated exclusively to private banking. It is currently leader in the segment of services to large fortunes, with a market share of 35%.

BSN Banif continued its business strategy with the opening of new branches, the incorporation of new agents and the innovation of products (structured, certified, new range of funds etc). This dynamism is reflected in a 9.1% increase in funds under management and 7% increase in number of clients. BSN Banif's net attributable income was 8.3% higher than in 2000.

Santander Central Hispano Banca Privada completed its operational merger and adapted itself to the new retail network structure in Spain. In terms of managed funds, the performance during 2001 has been very favorable, resulting in assets under management reaching EUR 10,137 million, 47% more than in 2000.

In International Private Banking, net attributable income rose 22.3%. This was due to an intense business drive (assets under management grew 15.7%) and cost control effort which enabled the efficiency ratio to decline to 46.4% (an improvement of 2.6 percentage points).

Santander Central Hispano considers this to be one of the fastest growing business areas and has therefore adopted an expansionary strategy, taking into account the global economic situation. In this regard, marketing teams are being reinforced and new domestic private banking projects have been launched in Brazil, Chile and Peru which, together with the activities already consolidated in Argentina and Mexico, enhance Santander Central Hispano's positioning in domestic private banking in Latin America.

- **Insurance**

During 2001, the Group completed, together with MetLife and Generali, the reorganization of its stakes in Spain. The structure of bancassurance business was streamlined and organized into two companies, Santander Central Hispano Seguros (individual insurance) and Santander Central Hispano Previsión (insurance for collectives).

The development of bancassurance is one of the priorities of Santander Central Hispano in Spain, which has resulted in a larger business presence and a significant rise in the parameters of activity. Of note is the strong activity in collective income insurance, a product that captured EUR 2,222.7 million of mathematical provisions in 2001, 98.5% more than the proforma amount in 2000. Good progress was also made in life insurance products, one of the most profitable business segments, with growth in premium income of 35.1% over 2000.

In Latin America, bancassurance activity was one of the main priorities in 2001 of Santander Central Hispano because of its contribution to results and high growth potential.

Development of business strategies that are sharply focused on the needs of specific segments, as well as full integration of bancassurance products within the networks of each country to make them more accessible to clients, remained a priority. The success of this strategy is reflected in the 33% increase in total premium volume to EUR 620.7 million (Pta. 103,283 million). Net attributable income from insurance activity in Latin America amounted to EUR 109.8 million (Pta. 18,270 million), 218% more than in 2000.

Projects carried out during 2001 include the full incorporation of Banespa Seguros into the Group's bancassurance activity, the launch of insurance business in Venezuela and the repositioning in Chile, where insurance agencies were sold (Vida Santander and Reaseguros de Vida Soince-Re) in order to focus on bancassurance.

Global Wholesale Banking

Income statement	Pta. MM.	2001 Euro MM.	2000 Euro MM.	Var. 2001/2000 Amount	(%)
Net interest revenue	**102,929**	**618.6**	**486.1**	**132.6**	**27.27**
Net fees and commissions	63,811	383.5	375.0	8.5	2.26
Basic revenue	**166,740**	**1,002.1**	**861.1**	**141.0**	**16.38**
Trading gains	12,061	72.5	126.8	(54.3)	(42.82)
Net operating revenue	**178,801**	**1,074.6**	**987.8**	**86.8**	**8.78**
Personnel and general expenses	(71,004)	(426.7)	(434.3)	7.5	(1.74)
a) Personnel expenses	(46,683)	(280.6)	(286.2)	5.7	(1.98)
b) General expenses	(24,321)	(146.2)	(148.0)	1.9	(1.26)
Depreciation	(4,802)	(28.9)	(40.6)	11.7	(28.83)
Other operating costs	(413)	(2.5)	12.3	(14.8)	—
Net operating income	**102,582**	**616.5**	**525.3**	**91.2**	**17.36**
Income from equity - accounted holdings	—	—	—	—	—
Other income	(3,247)	(19.5)	(3.8)	(15.7)	414.58
Net provisions for loan - losses	(10,497)	(63.1)	(78.0)	14.9	(19.12)
Goodwill amortization	—	—	—	—	—
Income before taxes	**88,838**	**533.9**	**443.5**	**90.4**	**20.38**
Net consolidated income	**66,070**	**397.1**	**339.5**	**57.5**	**16.95**
Net attributable income	**65,310**	**392.5**	**339.7**	**52.8**	**15.55**
Balance sheet					
Loans	3,726,673	22,397.8	25,260.1	(2,862.3)	(11.33)
Government securities	1,181,693	7,102.1	5,577.2	1,525.0	27.34
Due from banks	9,098,640	54,683.9	41,562.7	13,121.3	31.57
Investment securities	844,653	5,076.5	6,489.8	(1,413.3)	(21.78)
Other assets	1,671,746	10,047.4	8,992.3	1,055.1	11.73
Total Assets / Liabilities	**16,523,405**	**99,307.7**	**87,881.9**	**11,425.7**	**13.00**
Customer deposits / REPOs	4,677,342	28,111.4	22,078.5	6,032.8	27.32
Debt securities	158,836	954.6	922.6	32.0	3.47
Subordinated debt	109,393	657.5	795.2	(137.8)	(17.33)
Due to banks	6,794,716	40,837.1	48,967.5	(8,130.4)	(16.60)
Other liabilities	4,460,764	26,809.7	12,981.6	13,828.2	106.52
Capital assigned	322,354	1,937.4	2,136.5	(199.1)	(9.32)
Other managed funds (off - balance sheet)	**137,786**	**828.1**	**1,301.2**	**(473.1)**	**(36.36)**
Mutual funds	71,524	429.9	953.2	(523.3)	(54.90)
Pension funds	66,004	396.7	346.0	50.7	14.65
Managed portfolios	258	1.6	2.1	(0.5)	(25.18)
Customer funds	**5,083,357**	**30,551.6**	**25,097.6**	**5,454.0**	**21.73**
Total managed funds	**16,661,191**	**100,135.8**	**89,183.2**	**10,952.6**	**12.28**
Ratios (%) and other data					
ROE		18.73	15.12		
Efficiency ratio		39.71	43.96		
NPL ratio		0.85	0.93		
NPL coverage		239.89	173.59		
Number of branches		44	46	(2)	(4.35)
Number of employees (direct and assigned)		2,640	2,992	(352)	(11.76)

Global Wholesale Banking

This area covers corporate banking, treasury and capital market activities and investment banking, both in Spain and in specialized units abroad (foreign branches and brokerage units). This area comprises 44 branches and 2,640 employees (direct and assigned).

Income statement

Net attributable income rose 15.6% to EUR 392.5 million (Pta. 65,310 million). ROE was 18.7% (15.1% in 2000).

The income statement shows a favorable performance in net operating income (+17.4%), sustained by the good performance of net interest revenue (+27.3%), the increase, though moderate, in fees and commissions (+2.3%) and a 1.7% reduction in costs.

This performance was reflected in the 4.2 percentage points improvement in the efficiency ratio to 39.7%. All the increases were affected, to some extent, by the different consolidation periods of the investment banking units in Brazil and Mexico. This highlights further the cost reduction mentioned earlier. Excluding Latin America, the reduction in expenses was 2.8% despite the negative impact of the depreciation of the Euro on US$ denominated expenses.

Business activity

• Global Corporate Banking

During 2001, this whole area (including Spain and the branches abroad) continued to perform satisfactorily despite the uncertain environment and the global economic slowdown. In Spain, of note was the 16.8% growth in net operating income, backed by the sharp rise in net interest revenue (+14.0%) and the remarkable fall in general expenses (-10.1%). As a result of the favorable performance of revenues and costs, the efficiency ratio improved 515 basis points to 25.4%.

Also noteworthy was the fact that these results were obtained despite the fall in lending in 2001 (-9.0%). Consequently, the improvement was due largely to higher spreads and optimizing client relationship profitability.

The creation of the Corporate Loan Active Management Unit, responsible for optimizing the risk-return relationship, also contributed by increasing diversification and establishing an active pricing policy. During the first half of the year, the first synthetic securitization operation was completed («collateralized loan obligation») relating to a loan, credit and financial guarantees portfolio amounting to EUR 1,400 million

2001 saw the consolidation of the processes in Global Corporate Banking, adapting and fine-tuning its development to clients' needs and to the requirements of the Group. The area renewed its ISO certification for another three years, adapting it to the requirements of the new ISO 9001:2000 rules.

This continuous improvement effort is appreciated by our clients. According to the customer satisfaction figures of an independent company, Santander Central Hispano scored 4.51 out of 5 in corporate banking activity, the highest mark compared with other financial entities, and 4.26 out of 5 in service quality, also the highest among entities operating in Spain.

Efficiency ratio
Global Wholesale Banking
%

Net operating income
Global Wholesale Banking
Euro MM.



43.96
39.71
-425 b.p.
2000
2001
525.3
616.5
+17.4%
2000
2001

Highlights during 2001 include:

- Participation in different syndicated loans amounting to EUR 13,612 million. Of note was the Bank's role as lead manager in the EUR 2,390 million syndicated loan of Amena.
- The issue of guarantees totaling EUR 3,399 million.
- Financing linked to mergers and acquisitions amounting to EUR 206 million.
- Trade Finance with banks amounting to EUR 2,095 million.
- Advisory services related to, among others, the debt restructuring of various electricity companies in Latin America and a merger process in Spain.
- The awarding of the management of the pension funds of two large Spanish electricity companies and underwriting the pension commitments of the executives of another.
- The arranging of loans for financing the construction of manufacturing plants, totaling EUR 1,032 million.
- The arranging of a SBLC credit line for a construction company to finance the building of a motorway in Latin America, amounting to EUR 67.6 million.
- The granting of credit lines (bilateral, syndicated and MIGA), revolving credits, US commercial paper, trade finance, issuance of guarantees and letters of credit and lines for the deposit of securities with international financial institutions totaling EUR 14,734 million.
- Short-term lines with international financial institutions, from Madrid, amounting to EUR 6,056 million.

- **Treasury and Capital Markets**

This area surpassed the revenue goals set for 2001, strictly meeting the risk limits set and making effective use of capital. The focus of Treasury was clear: to improve customer service in order to strengthen the business of the franchise.

Of note in the Spanish and European market was the launch of Centradia, an Internet trading platform for treasury products which has already completed its first transactions. The Spanish Treasury recognized Santander Central Hispano as one of the five largest Spanish debt market makers, the highest level of recognition awarded by this body. Also noteworthy was the launch of the sale of liquid warrants to the retail sector. Santander Central Hispano was the first Spanish bank to enter this promising sector. In addition, the collateral system was established, which will reduce the consumption of counterparty lines, following the philosophy of optimization of resources. In the US, progress continued to be made in business development, with a significant rise in the number of active clients. The treasury department consolidated itself as the Latin American asset distribution center for US clients. Of note was the role played in Argentina's foreign debt swap in June.

In Latin America, the professionalism of staff, customer satisfaction and excellent control of all operations resulted in the recognition as «Best Treasury in Latin America» awarded by Euromoney. The main treasuries in the region also improved their positions in the customer survey conducted by the same magazine on service quality in foreign currency transactions. Competent management produced higher than expected revenue despite Argentina's crisis. Risk exposure in Argentina was gradually reduced, taking advantage of favorable opportunities in the market. A significant role was also played in the debt swap in June. In Brazil the group's enhanced potential after the acquisition of Banespa was exploited, through effective and profitable coordination.

In Mexico, the strength of Santander and Serfin was used to become leaders in the ranking of fixed income market makers and to become one of the Top 3 in the currency market. Our banks in Chile began to operate in the recently launched futures and options market in local interest rates. In Colombia, Santander Central Hispano stepped up its activity in local markets and played an important role in the US$ dollar public debt swap. In Venezuela, the first structured product for large scale distribution was completed.

In short, despite market turbulence, excellent results were achieved thanks to the traditional focus on clients and rigorous and competent risk management. Further progress was also made in the generation of synergies, principally with the transfer of knowledge from developed to emerging markets, making us pioneers in these countries.

- **Investment Banking**

This area had a positive performance in a complicated environment. Net operating income rose 11.9% to EUR 222.5 million and net attributable income was up 13.8% at EUR 170.8 million. The main factors at play were 11.9% growth in net operating revenue, an efficiency ratio of 43.7% and prudent management in a volatile environment.

During 2001 the area continued to strengthen its three basic strategic pillars: to consolidate Santander Central Hispano as the reference investment bank for markets in Southern Europe and Latin America; to meet the levels of profitability and recurrent revenue required by the Group and to strictly fulfill the Group's improved efficiency ratio target through rigorous cost control.

In this context, and throughout 2001, the Group's investment banking division devoted a lot of time to analyzing the environment and opportunities, in order to optimize its structure and operations, adapt them to a more competitive and changing environment and improve the levels of profitability and efficiency. Highlights include:

- reorganization of the teams and operations in New York and in the Latin American brokerage companies;
- consolidation and strengthening of our capacity to advise and execute cross-border mergers and acquisitions in Europe and Latin America;
- coordination and development of business with other units of Santander Central Hispano (operational functions of customer relationship teams with Corporate Banking and Treasury, specific promotion of securities for retail clients through the Bank's network, marketing and origination with branches abroad, etc);
- increased European presence and coverage of equities, with the opening of units in Germany, France and Italy;
- launch and expansion of new technological operating methods in custody and depository of securities, and development of new products and services for issuers;
- increased coverage of corporate financing business, with specialized advisory services for SMEs, and with presence and attention for European clients;
- launch of new securitization and restructuring products in the Structured Financing area.

Some recent rankings highlight the consolidation of the Group's investment banking areas in specialized markets: first place in the Bondware ranking of equity operations in Spain; Top Rated by Global Custodian in custody services in Portugal and «commended» in Mexico and Argentina; first place in the ranking of Corporate Finance in Spain by the magazine Global Finance; «Deal of the year» in Structured Finance (Project Finance); sixth place in the Thomson Financial ranking of mergers and acquisitions in Latin America; «most read analysts in Latin America» in the Thomson Financial Latin America 2001 ranking (analysis team of Santander Central Hispano Investment); first place in Latin Finance for stock market analysis by countries and fourth place in its «overall Latin America equity ranking».

In mergers and acquisitions advisory activities in Spain, noteworthy operations were those with SEPI (privatization of Ence), Endesa (purchase of Elettrogen), CIRSA and Saint Gobain. In Portugal, of note were the leasing operations structured for Metropolitano in Lisbon and for STCP. In cross-border operations, operations such as the privatization of Enitel in Nicaragua and advising Osborne in its acquisition of Herradura were undertaken.

In stock market IPOs and secondary offerings in Spain, Santander Central Hispano led, as global coordinator, all three placements of Spanish shares during the year (Iberia, Inditex and Ence) and made two accelerated placements via block trade (Europistas and Aceralia). In Latin America, the Group participated in three (Entel I, Entel II and Embraer) of the four IPOs in the region. It also participated in the takeovers of Banespa (Brazil), Epsa (Colombia) and Chilectra (Chile).

In equities brokerage, Santander Central Hispano Bolsa was ranked first in the sector by profits and trading volume (accumulated volume market share of 12.8%, and 15.7% including Banesto Bolsa), as well as maintaining a leading position in Latibex (market share of 39.4%). In Latin America, Santander Central Hispano Investment still leads the rankings for brokerage and analysis in local markets, and is the leading broker for 170 Latin American companies. Its market share of fee income generated from brokerage of ordinary shares and Latin American ADRs reached 8.6% (5.1% in 2000 and 4.5% in 1999).

In Structured and Project Finance, of note were the operations with Amena, Avasa, Canal Segarra Garrigues, Grubarges, Zabalgarbi, Scut do Algarve (Portugal), and several wind-power parks. In Latin America, highlights include the operations with CIEN II (an Endesa project for the electrical interconnection of Brazil and Argentina), Energia Norte (Brazil) and Edenorte Edesur (Dominican Republic). Of note in acquisition finance and restructuring were the operations with CIRSA, Áreas, Dogi, etc.

In Global custody, the Group maintained brisk growth in capturing new clients, with rises in depository business, the insourcing of the accounting requirements of clients, and services to issuers. Lastly, technological progress was made with the launch of the new application for foreign securities, which substantially improves operations and service quality.

Corporate Activities

Income statement	Pta. MM.	2001 Euro MM.	2000 Euro MM.	Var. 2001/2000 Amount	(%)
Net interest revenue	**(73,479)**	**(441.6)**	**(188.9)**	**(252.7)**	**(133.82)**
Net fees and commissions	(6,686)	(40.2)	(32.9)	(7.3)	(22.23)
Basic revenue	**(80,165)**	**(481.8)**	**(221.7)**	**(260.1)**	**(117.28)**
Trading gains	(10,496)	(63.1)	155.2	(218.3)	—
Net operating revenue	**(90,661)**	**(544.9)**	**(66.5)**	**(478.4)**	**—**
Personnel and general expenses	(78,493)	(471.8)	(420.3)	(51.5)	12.25
a) Personnel expenses	(41,905)	(251.9)	(177.8)	(74.0)	41.64
b) General expenses	(36,588)	(219.9)	(242.5)	22.6	(9.31)
Depreciation	(20,070)	(120.6)	(95.2)	(25.4)	26.70
Other operating costs	1,073	6.4	9.1	(2.6)	(29.03)
Net operating income	**(188,151)**	**(1,130.8)**	**(572.9)**	**(557.9)**	**(97.37)**
Income from equity - accounted holdings	68,366	410.9	630.0	(219.1)	(34.78)
Other income	312,164	1,876.1	219.4	1,656.7	—
Net provisions for loan - losses	498	3.0	66.1	(63.1)	(95.47)
Goodwill amortization	(311,132)	(1,869.9)	(596.7)	(1,273.2)	213.37
Income before taxes	**(118,255)**	**(710.7)**	**(254.2)**	**(456.6)**	**(179.63)**
Net consolidated income	**(93,712)**	**(563.2)**	**(106.5)**	**(456.8)**	**(429.09)**
Net attributable income	**(188,605)**	**(1,133.5)**	**(575.5)**	**(558.0)**	**(96.96)**
Balance sheet					
Government securities, Bank of Spain certificates	2,280,074	13,703.5	10,106.9	3,596.6	35.59
Investment securities	1,970,637	11,843.8	10,136.7	1,707.1	16.84
Goodwill	1,641,206	9,863.8	11,617.7	(1,753.8)	(15.10)
Liquidity lent to the Group	3,291,703	19,783.5	4,672.9	15,110.7	323.37
Capital assigned to Group areas	2,497,338	15,009.3	16,222.3	(1,213.0)	(7.48)
Other assets	2,096,852	12,602.3	22,103.4	(9,501.1)	(42.98)
Total Assets / Liabilities	**13,777,810**	**82,806.3**	**74,859.9**	**7,946.4**	**10.62**
REPOs	2,064,841	12,409.9	9,962.7	2,447.3	24.56
Debt securities	3,727,832	22,404.7	21,564.2	840.5	3.90
Subordinated debt	1,520,125	9,136.1	6,847.2	2,289.0	33.43
Preferred stock	968,347	5,819.9	6,066.9	(247.0)	(4.07)
Other liabilities	2,502,890	15,042.7	13,581.9	1,460.8	10.76
Group capital and reserves	2,993,776	17,993.0	16,837.0	1,155.9	6.87
Other managed funds (off - balance sheet)	**18,234**	**109.6**	**137.8**	**(28.2)**	**(20.46)**
Mutual funds	17,316	104.1	133.1	(29.0)	(21.79)
Pension funds	918	5.5	4.7	0.8	17.23
Managed portfolios	—	—	—	—	—
Customer funds	**6,815,781**	**40,963.7**	**31,238.0**	**9,725.7**	**31.13**
Total managed funds	**13,796,044**	**82,915.9**	**74,997.7**	**7,918.2**	**10.56**
Resources					
Number of employees (direct and assigned)		3,390	2,281	1,109	48.62

Corporate Activities

Income Statement and Balance Sheet

Due to the characteristics of this area, the negative results for the year relate to the financing costs of investments in financial and industrial entities, centralized costs of a corporate nature, additional provisions and amortization of goodwill in consolidation. On the revenue side the most significant feature is the contribution to results of the financial and industrial companies in which the Group holds stakes.

Basic revenue declined over 2000, due to the higher financing costs related to the new investments made. The increase in operating costs refers mainly to the anticipation of costs relating to corporate projects that will be progressively assumed by each business area. In addition, the costs relating to the internetization process which directly affect other business areas are charged to those areas.

Income from equity-accounted holdings, before dividends, declined because of the lower contribution of the European bank allies (except Royal Bank of Scotland). The reduction is larger in net terms due to the higher volume of dividends from Group companies, which are included in net interest revenue.

Other income includes the gains from the sale of stakes, mainly Vodafone, Royal Bank of Scotland and MetLife. This enabled early amortization of goodwill of EUR 1,229 million and the assignment of EUR 1,244 million to a special reserve (which is also included in this area's income statement) to take place. Lastly, the results of minority interests relate to preference share dividends.

The growth in the balance sheet of this area between December 2000 and December 2001 reflects Group asset and liability management and, particularly, the rise in the securities portfolio and the additional financing required due to increased activity in the Group's business areas.

The increase in the financing needs of the other areas of the Group produced a rise in total assets of EUR 7,946 million (Pta. 1.3 trillion), which were largely financed by the issue of debt securities and subordinated debt.

Main activities

Because of the high profile of some of the activities in this area, the basic figures of Alliances, the Industrial Group and Patagon are set out below. The financing costs of the stakes held in Alliances and the Industrial Group are offset by their contribution to results.

Alliances generated net income of EUR 770.9 million (Pta. 128,259 million), in line with its contribution to results in 2000. The higher cost of financing these investments and the lower income from equity-accounted holdings, in line with the reduced income of most European banks during 2001 (with some exceptions such as Royal Bank of Scotland) was offset by the higher income generated from disposals. Unrealized capital gains still amount to around EUR 3,000 million.

Besides their contribution to results, the importance of the good relations maintained with the allied banks was once again manifested during the year, particularly following the sad circumstances in September. Immediate and constant communication at all levels with Royal Bank of Scotland helped to gain a better understanding of the new challenges facing the financial world, identify areas of greatest impact and establish anticipatory actions.

In 2001, **Patagon** generated in Spain an operating profit of EUR 2.3 million, before marketing expenses, reducing significantly its losses to EUR 16.2 million, 61.4% less than in 2000.

These results were the fruit of the decisive bid for growth and cost control. On the one hand, Patagon Spain developed significant campaigns which enlarged its customer base to 243,500 (52% more than in 2000) and the total volume of on- and off-balance sheet business increased 44% to EUR 2,812 million. On the other hand, general and personnel

Alliances

	2001		2000	Var. 2001/2000	
	Pta. MM.	Euro MM.	Euro MM.	Amount	(%)
Contribution to results (*)	89,785	539.6	652.5	(112.9)	(17.30)
Financing costs	(47,351)	(284.6)	(213.1)	(71.5)	33.57
Revenue	**42,434**	**255.0**	**439.4**	**(184.4)**	**(41.96)**
Operating costs	(363)	(2.2)	(4.3)	2.1	(49.02)
Realized capital gains and other	107,310	644.9	409.3	235.6	57.55
Income before taxes	**149,381**	**897.8**	**844.5**	**53.3**	**6.31**
Net attributable income	**128,259**	**770.9**	**772.1**	**(1.2)**	**(0.16)**

(*) Dividends and income from equity-accounted holdings included.

expenses fell 30%, with a major contribution made by the 34% decline in marketing costs.

The positive financial performance during 2001 brought Patagon close to its goal for 2002: to generate positive net income in Spain.

The many recognitions received during 2001 for the quality of Patagon's products and services also contributed to achieving the objective. They included: second best Spanish on-line broker and the seventh in Europe by Blue Sky; best banking website in 2001 by popular vote of I-Best; second best on-line Spanish broker according to AQmetrix.

The transfer of the Patagon model to the German market produced similar results. With the operational and business support of Santander Direkt Bank, Patagon Germany balanced its operating results. Thanks to the launch in February of the high yield on-line account and, in August, of the on-line broker service account, the number of clients reached 130,000 and the volume of funds was close to EUR 1,700 million at year end. A new web page was also launched in August which recorded 250,000 hits a month.

The strategic management of Santander Central Hispano Group's **industrial portfolio** provides optimal and selective investment diversification. As a result of this strategy, the Group is present in sectors with high growth potential, mainly telecommunications, holds stakes in the leading listed Spanish companies in the energy, construction and real estate sectors (with consolidated positions in their markets but not exempt from strong growth potential), and hold shares of more than 30 medium-sized European and Latin American companies from different sectors, which are in various stages of maturity and whose common feature is a high revaluation potential.

This strategy allows an adequate diversification of risk and to maximize the results contributed to the Group through dividends, equity-accounted income and the generation of capital gains from the sale of stakes. Moreover, unrealized capital gains amount to more than EUR 3,000 million.

Divestments in 2001 totaled EUR 3,075 million, mainly due to the sale of 1.18% of Vodafone (reduction of the Group's stake in Vodafone to 1.53%, generating capital gains of EUR 1,712 million), 0.86% of Ahold, 0.68% of Wanadoo, 0.17% of Unión Fenosa, 2.14% of FCC, 0.45% of Zeltia, 3% of Hidrocantábrico and 9.70% of BtoB Factory.

Investments totaled EUR 915 million. The main investments included the acquisition of 9.77% of AUNA (lifting the Group's stake to 10.87%) and the subscription to the capital increase made by this company in May. Following the agreement reached in December, the Group's stake in AUNA will increase to 23.49%. Other investments include: the acquisition of 1.39% of Unión Fenosa, 0.67% of Vallehermoso, 11.39% of Probitas Pharma (sixth largest world producer of human plasma derivatives), 4% of AOL Spain (to complete the 40% stake after the entry of AOL Time Warner), 44.3% of Islalink (which will build and operate a cable under the sea between Valencia and Mallorca in order to provide telecommunication services to other operators) and 6.90% of the cable operator of the German state of Baden Württemberg.

The Industrial Group generated net attributable income of EUR 1,142.3 million, 896.9% more than in 2000, largely due to the increase in capital gains, particularly those relating to Vodafone. The contribution to results (equity-accounted income and dividends, mainly from the Dragados Group, Cepsa, Unión Fenosa, Vallehermoso and Urbis and from the investments in Internet projects: AOL Spain and BtoB Factory) dropped 8.7%.

Summary of the main companies and sectors

In the telecommunications sector, the Group has 1.53% of Vodafone Group Plc resulting from the exchange of its stake in Airtel, with a market value of more than EUR 3,050 million. **Vodafone** is the world's largest mobile telephone

Industrial Group

	2001		2000	Var. 2001/2000	
	Pta. MM.	**Euro MM.**	**Euro MM.**	**Amount**	**(%)**
Contribution to results (*)	37,933	228.0	249.7	(21.7)	(8.70)
Financing costs	(33,104)	(199.0)	(134.2)	(64.8)	48.25
Revenue	**4,829**	**29.0**	**115.5**	**(86.5)**	**(74.87)**
Operating costs	(1,932)	(11.6)	(9.5)	(2.1)	21.66
Realized capital gains and other	186,708	1,122.1	209.2	912.9	436.41
Income before taxes	**189,605**	**1,139.5**	**315.1**	**824.4**	**261.59**
Net attributable income	**190,166**	**1,142.9**	**246.0**	**896.9**	**364.62**

(*) Dividends and income from equity-accounted holdings included.

As of December 31, 2001 the Santander Central Hispano Group's main industrial stakes were:

AUNA	10.87%
Vodafone	1.53%
ONO-Cableuropa	19.29%
Unión Fenosa	11.93%
Cepsa	20.04%
Grupo Dragados	20.19%
Vallehermoso	25.14%
Inmobiliaria Urbis	52.68%
Antena 3 TV	30.21%
AOL Spain	40.00%
BtoB Factory	80.30%

operator, with a turnover of EUR 14,400 million and 210 million clients at the end of the first half of 2001 (ending in September), up 27% and 81%, respectively, over the same period the previous year.

AUNA is the second largest Spanish telecommunications group, with 5.2 million mobile telephone clients, 1.3 million fixed telephone clients, 1.2 million Internet clients, etc. At the end of 2001, its net volume of business increased 54% to EUR 2,255 million and its net operating income before depreciation and provisions (EBITDA) was EUR 103 million. In the first half of 2001, AUNA carried out two capital increases totaling EUR 1,733.3 million, which were fully subscribed by its partners. In addition, AUNA approved in December another capital increase of EUR 720.5 million, which will be disbursed in the first half of 2002. During 2001, the Santander Central Hispano Group became one of AUNA's core shareholders.

ONO is the leading supplier of wide band telecommunication services in Spain, with a potential market of 4 million households and 250,000 companies in the fastest-growing regions of the country. At the end of 2001, ONO had more than 340,000 clients and 635,000 services contracted (direct access telephony; TV; Internet). These figures are double those recorded the previous year and place the company's penetration rate in the residential segment at 29.5%. The Group's stake in ONO at the end of 2001 was 19.29%. Following its third issue of high yield bonds, closed in February 2001 and totaling EUR 365 million, ONO completed the financing of its new business plan, with a syndicated loan of EUR 800 million and the commitment of an additional contribution from its partners of EUR 300 million, which will take place during the first quarter of 2002.

The Santander Central Hispano Group took a minority stake during 2001 in the consortium which acquired the assets of the cable operator of Deutsche Telekom in the German region of Baden Württemberg (KBW). At the end of 2001, the two German cable operators in which the Group had stakes (Kabel NRW and Kabel BW) had around 6.5 million clients. At year end, the Group's stake in these operators was 6.5%.

In the media sector, **Antena 3TV** consolidated during 2001 its leading position in terms of audience levels and market share of advertising, in an increasingly tough environment because of the greater competition among the traditional channels and the appearance of new operators. The company's main area of business is complemented by revenue from diversification activities (telesales, licensing and merchandising, advertising in cinemas, interactive services, telematic channels and Internet) which generated 17% of total sales.

According to the provisional figures for 2001, net revenues dropped 10% to EUR 635 million, a similar percentage to the reduction registered by the advertising market as a whole. Net income was EUR 60 million, down from EUR 123 million in 2000.

The ***Spanish electricity sector*** continued to prepare for full liberalization of the market, scheduled for January 1, 2003 when all consumers will be able to freely choose their supplier.

Structure of stakes in industrial companies

10% Financial stakes

30% Stable stakes

21% Under development

39% Vodafone

During 2001, the regulatory framework was clarified with the approval by the EU authorities of the «Costs of Transition towards Competition» regime which adopts the terms proposed by the Spanish government. Meanwhile, Spain and Portugal signed a protocol agreement to create the Iberian Electricity Market, which will enable both countries to increase their energy interconnections and progress towards an integrated market. Spain's electricity prices dropped again in 2001 (-17.3% in nominal terms and -26.7% in real terms over the last five years, although this trend was reversed in 2002 with a small increase). Electricity consumption rose 5.5% during 2001.

Unión Fenosa consolidated its new organization focused on energy, services and technology, with strong international expansion. Net income in 2001 will be around EUR 265 million, 13% more than in 2000. In the Spanish electricity market, Unión Fenosa repurchased, in very favorable conditions, 25% of its generating subsidiary from International Power, enhancing its position in the domestic market. It also intends to step up its market share of electricity generation with the installation of 3,000 MW in combined cycle plants.

In the natural gas market, Unión Fenosa is developing a strategy based on a presence throughout the gas production and distribution chain (from its purchase at origin to the business of liquefaction, re-gasification, transport and marketing to Spanish companies and households).

In the international arena, Unión Fenosa expanded abroad significantly over the last three years by investing in countries with high growth potential. The power committed abroad reached 2,885 MW, while the number of direct clients stands at 5.1 million in 15 countries.

In the ***oil and petrochemical sectors,*** the **CEPSA Group** performed well, with net income up 22% at EUR 435 million. In exploration and production, production at the OURHOUD oil field in Algeria is expected to come on stream at the end of 2002, which will initially boost CEPSA's net output from the current 10,000 barrels a day to 50,000 b/d in 2003.

Large investments continued to be made in refining in order to lift production capacity, fulfill the EU's new environmental specifications and increase synergies with petrochemicals. In the marketing of hydrocarbons, CEPSA's market share in Spain is around 25%. In natural gas, CEPSA is participating in the construction of a new combined cycle plant of 800 MW and, together with Sonatrach, established MEDGAZ, a company which has joined up with other partners to study the viability of a new gas pipeline between Algeria and Europe via Spain. In petrochemicals, its subsidiaries obtained very satisfactory results despite the greater competition in increasingly globalized markets.

Construction sector activity grew 5.2% in 2001, as a result of the stagnant residential market, development of non-residential projects and the good performance of civil works. Companies continued the diversification and internationalization process begun several years ago, investing strongly in services and infrastructure concessions.

Dragados generated net income of EUR 240.6 million, 31.8% more than in 2000. Of note was the contribution of construction and service activities, which accounted for 53% and 25%, respectively, of the Group's turnover. Most of the investment made during 2001 went to business diversification, mainly related to services.

Dragados Inmobiliaria was integrated into Inmobiliaria Urbis during 2001, a company 20% owned by Dragados. In concessions, Dragados continued to be the world's leading promoter of transport infrastructure concessions. The merger of Aumar and Valora 2000 was completed in 2001, creating Áurea, 34.3% owned by Dragados which is its core shareholder.

The real ***estate market*** was characterized in 2001 by lower sales and higher property prices and rents. The price of housing in Spain increased 8.9% and the number of housing starts was around 500,000.

Prima Inmobiliaria, now TESTA, was consolidated into **Vallehermoso** in 2001 and absorbed Vallehermoso's property subsidiary. This acquisition was a consequence of the growth strategy being pursued to secure Vallehermoso's position as the largest Spanish real estate company in terms *of turnover and market capitalization.*

Net attributable income in 2001 was EUR 141 million, 76% more than in 2000. The good operating income derived from both promotional activities as well as from rents (with the integration of Prima), contributed to these results.

Urbis completed its merger with Dragados Inmobiliaria, significantly expanding its stock of offices and shopping centers and increasing revenue from rents. The net worth of the new company is EUR 1,227.3 million, with unrealized capital gains of EUR 691 million.

The strong sales of homes and the contribution of Dragados Inmobiliaria produced a volume of business estimated at EUR 511 million and net attributable income of EUR 63 million, up 69% and 60%, respectively.

Appendix: Summarized financial statements

Banks in Spain (Parent bank and specialized affiliated banks)

	Santander Central Hispano		BSN-Banif		SCH Investment	
	2001	2000	2001	2000	2001	2000
Euro thousand						
Income statement						
Net interest revenue	**4,912,765**	**1,907,157**	**29,143**	**19,521**	**88,277**	**98,092**
Net fees and commissions	1,148,783	1,213,505	79,243	75,607	91,810	82,146
Basic revenue	**6,061,548**	**3,120,662**	**108,386**	**95,128**	**180,087**	**180,238**
Trading gains	71,086	720,773	4,622	11,431	(1,971)	(26,427)
Net operating revenue	**6,132,634**	**3,841,435**	**113,008**	**106,559**	**178,116**	**153,811**
Personnel and general expenses	(2,199,633)	(2,330,130)	(57,240)	(49,764)	(41,632)	(45,220)
a) Personnel expenses	(1,546,622)	(1,616,031)	(34,840)	(30,441)	(21,654)	(23,295)
b) General expenses	(653,011)	(714,099)	(22,400)	(19,323)	(19,978)	(21,925)
Operating costs	(251,260)	(205,642)	(4,940)	(12,892)	(5,175)	(2,314)
Other operating costs	(116,213)	(84,202)	(469)	13	1,178	(397)
Net operating income	**3,565,528**	**1,221,461**	**50,359**	**43,916**	**132,487**	**105,880**
Income from equity - accounted holdings	—	—	—	—	—	—
Other income	(1,877,473)	290,697	(265)	(4,850)	(3,330)	(1,111)
Net provisions	(292,479)	(205,332)	(4,790)	(2,999)	(967)	13,360
Goodwill amortization	—	—	—	—	—	—
Income before taxes	**1,395,576**	**1,306,826**	**45,304**	**36,067**	**128,190**	**118,129**
Net consolidated income	**1,329,931**	**1,241,388**	**28,680**	**21,805**	**108,501**	**84,803**
Minority interests						
Net attributable income	**1,329,931**	**1,241,388**	**28,680**	**21,805**	**108,501**	**84,803**
Balance sheet						
Loans	75,866,890	74,308,540	875,338	512,146	757,960	711,268
Due from banks	36,489,710	31,846,423	1,931,292	1,632,361	2,040,376	1,739,503
Investment securities	50,683,467	47,642,037	26,781	69,411	28,494	75,024
Tangible and intangible assets	2,268,124	2,176,519	26,703	20,122	7,380	10,163
Other assets	15,682,443	16,326,529	100,736	79,057	591,463	295,644
Total assets / liabilities	**180,990,634**	**172,300,048**	**2,960,850**	**2,313,097**	**3,425,673**	**2,831,602**
Customer deposits	90,959,989	75,813,883	2,209,922	2,024,924	1,938,961	1,301,053
Debt securities	2,673,644	3,814,372	—	—	—	—
Subordinated debt	16,992,562	14,653,507	—	—	—	—
Due to banks	34,533,067	40,962,375	472,918	62,722	915,673	936,846
Other liabilities	18,075,241	20,032,304	117,173	93,294	297,669	362,452
Capital and reserves (*)	17,756,131	17,023,607	160,837	132,157	273,370	231,251
Other managed funds (off-balance sheet)	—	—	**4,141,232**	**3,786,082**	—	—
Mutual funds	—	—	2,610,761	2,217,356	—	—
Pension funds	—	—	—	—	—	—
Portfolios managed	—	—	1,530,471	1,568,726	—	—
Customer funds	**110,626,195**	**94,281,762**	**6,351,154**	**5,811,006**	**1,938,961**	**1,301,053**
Total managed funds	**180,990,634**	**172,300,048**	**7,102,082**	**6,099,179**	**3,425,673**	**2,831,602**

(*) Includes income for the year.

Banks in Spain (Parent bank and specialized affiliated banks)

Euro thousand	Grupo Hispamer (HBF) 2001	Grupo Hispamer (HBF) 2000	Patagon Internet Bank 2001	Patagon Internet Bank 2000
Income statement				
Net interest revenue	**222,150**	**202,290**	**18,817**	**9,623**
Net fees and commissions	11,350	12,010	5,722	6,713
Basic revenue	**233,500**	**214,300**	**24,539**	**16,336**
Trading gains	(760)	(6,560)	2,891	72
Net operating revenue	**232,740**	**207,740**	**27,430**	**16,408**
Personnel and general expenses	(101,010)	(105,700)	(39,234)	(55,756)
a) Personnel expenses	(46,540)	(49,390)	(13,487)	(14,725)
b) General expenses	(54,470)	(56,310)	(25,747)	(41,031)
Operating costs	(6,290)	(6,770)	(1,328)	(1,593)
Other operating costs	2,240	1,240	(1,106)	(541)
Net operating income	**127,680**	**96,510**	**(14,238)**	**(41,482)**
Income from equity - accounted holdings	(500)	1,490	—	—
Other income	1,180	5,110	(114)	(210)
Net provisions	(45,780)	(34,030)	(1,869)	(343)
Goodwill amortization	—	—	—	—
Income before taxes	**82,580**	**69,080**	**(16,221)**	**(42,035)**
Net consolidated income	**71,780**	**55,240**	**(16,221)**	**(42,035)**
Minority interests	180	160	0	0
Net attributable income	**71,600**	**55,080**	**(16,221)**	**(42,035)**
Balance sheet				
Loans	5,306,660	4,791,210	137,698	90,789
Due from banks	270,910	200,410	2,235,446	941,732
Investment securities	60,060	66,350	246,102	607
Tangible and intangible assets	473,180	373,120	3,342	3,949
Other assets	204,870	223,790	212,620	24,304
Total assets / liabilities	**6,315,680**	**5,654,880**	**2,835,208**	**1,061,381**
Customer deposits	113,670	82,030	1,963,573	998,365
Debt securities	1,696,710	1,110,140	—	—
Subordinated debt	—	—	13,998	—
Due to banks	3,901,440	3,910,230	649,075	463
Other liabilities	327,200	294,860	180,382	20,158
Capital and reserves (*)	276,660	257,620	28,180	42,395
Other managed funds (off-balance sheet)	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Portfolios managed	—	—	—	—
Customer funds	**1,810,380**	**1,192,170**	**1,977,571**	**998,365**
Total managed funds	**6,315,680**	**5,654,880**	**2,835,208**	**1,061,381**

(*) Includes income for the year.

Main Subsidiary Banks in Europe

Euro thousand	Banco Totta[1] 2001	Banco Totta[1] 2000	Cia de Crédito Predial[1] 2001	Cia de Crédito Predial[1] 2000	BS Portugal 2001	BS Portugal 2000
Income statement						
Net interest revenue	**295,962**	**308,962**	**204,368**	**191,975**	**102,070**	**94,659**
Net fees and commissions	93,872	90,819	29,943	33,837	30,567	27,484
Basic revenue	**389,834**	**399,781**	**234,311**	**225,812**	**132,637**	**122,143**
Trading gains	8,379	30,087	(4,646)	(733)	2,495	1,791
Net operating revenue	**398,213**	**429,868**	**229,665**	**225,079**	**135,132**	**123,934**
Personnel and general expenses	(229,935)	(231,486)	(116,566)	(125,630)	(72,963)	(66,652)
a) Personnel expenses	(155,584)	(144,297)	(80,602)	(82,170)	(48,195)	(44,409)
b) General expenses	(74,351)	(87,189)	(35,964)	(43,460)	(24,768)	(22,243)
Operating costs	(34,720)	(32,082)	(17,159)	(14,839)	(7,777)	(8,300)
Other operating costs	(2,141)	(1,815)	(1,142)	(823)	(2,392)	(240)
Net operating income	**131,417**	**164,485**	**94,798**	**83,787**	**52,000**	**48,742**
Income from equity - accounted holdings	—	—	—	—	—	—
Other income	(46,975)	(56,044)	(18,920)	(7,050)	(5,265)	6,527
Net provisions	(3,005)	(59,891)	(27,328)	(62,926)	(14,449)	(14,875)
Goodwill amortization	—	—	—	—	—	—
Income before taxes	**81,437**	**48,550**	**48,550**	**13,811**	**32,286**	**40,394**
Net consolidated income	**76,124**	**45,839**	**36,085**	**5,493**	**27,298**	**30,219**
Balance sheet						
Loans	6,519,978	5,568,215	7,593,938	6,490,648	3,499,273	2,817,917
Due from banks	7,891,439	7,121,927	881,168	1,551,531	1,134,957	745,994
Investment securities	2,871,834	3,055,449	681,271	328,249	247,052	88,529
Tangible and intangible assets	249,606	249,306	157,844	150,025	168,079	58,743
Other assets	1,000,595	595,453	397,197	193,940	143,354	83,385
Total assets / liabilities	**18,533,452**	**16,590,350**	**9,711,418**	**8,714,393**	**5,192,715**	**3,794,568**
Customer deposits	9,317,082	7,736,276	3,871,834	4,076,641	2,373,385	1,864,742
Debt securities	1,765,792	557,475	229,478	148,696	416,201	391,121
Subordinated debt	812,124	779,284	497,356	167,087	261,867	87,285
Due to banks	4,195,022	5,121,453	4,450,831	3,966,560	1,656,576	1,061,550
Other liabilities	549,139	474,006	267,559	133,029	235,320	152,639
Capital and reserves (*)	1,894,294	1,921,856	394,360	222,380	249,366	237,231

(1) The income statement of all the companies incorporated in 2000 includes the provisions from the adjustments made by applying the Group's criteria.

(*) Includes the income for the year.

Main Subsidiary Banks in Europe

	CC-Bank		Direkt Bank		SCH Benelux	
	2001	2000	2001	2000	2001	2000
Euro thousand						
Income statement						
Net interest revenue	**115,496**	**96,468**	**35,436**	**24,684**	**8,132**	**10,331**
Net fees and commissions	75,860	75,842	36,385	35,778	3,834	3,095
Basic revenue	**191,356**	**172,310**	**71,821**	**60,462**	**11,966**	**13,426**
Trading gains	150	(799)	547	583	5,980	7,651
Net operating revenue	**191,506**	**171,511**	**72,368**	**61,045**	**17,946**	**21,077**
Personnel and general expenses	(100,639)	(93,734)	(62,030)	(51,104)	(8,102)	(13,120)
a) Personnel expenses	(56,344)	(53,815)	(20,975)	(14,629)	(4,941)	(9,183)
b) General expenses	(44,295)	(39,919)	(41,055)	(36,475)	(3,161)	(3,937)
Operating costs	(7,435)	(6,064)	(2,783)	(2,013)	(343)	(373)
Other operating costs	(72)	(78)	(18)	—	133	79
Net operating income	**83,360**	**71,635**	**7,537**	**7,928**	**9,634**	**7,663**
Income from equity - accounted holdings	—	—	—	—	—	—
Other income	(12,741)	(1,947)	14,231	11,990	1,635	—
Net provisions	(13,583)	(20,501)	(17,495)	(8,030)	(10,007)	—
Goodwill amortization	—	—	—	—	—	—
Income before taxes	**57,036**	**49,187**	**4,273**	**11,888**	**1,262**	**7,663**
Net consolidated income	**35,180**	**27,202**	**4,273**	**11,858**	**1,202**	**4,514**
Balance sheet						
Loans	1,753,429	1,763,586	572,482	501,142	362,867	460,351
Due from banks	603,362	103,963	980,341	80,830	482,270	137,367
Investment securities	138,527	258,622	65,444	43,183	152,699	1,043,459
Tangible and intangible assets	19,749	18,571	15,386	6,383	727	865
Other assets	14,371	12,831	14,731	38,590	195,612	197,392
Total assets / liabilities	**2,529,438**	**2,157,573**	**1,648,384**	**670,128**	**1,194,175**	**1,839,434**
Customer deposits	1,858,702	1,489,386	1,516,017	496,262	324,216	363,360
Debt securities	—	—	16,558	11,503	—	—
Subordinated debt	87,177	80,121	15,314	11,245	39,913	9,911
Due to banks	114,102	397,269	6,635	84,641	531,475	1,260,316
Other liabilities	362,903	70,234	56,231	31,775	257,203	161,390
Capital and reserves (*)	106,554	120,563	37,629	34,702	41,368	44,457

(*) Includes the income for the year.

Banks in Latin America

	Rio de la Plata		Banco Santa Cruz		BS Brasil	
	2001	2000	2001	2000	2001	2000
	Argentine peso 000		Bolivian peso 000		Brazilian real 000	
Income statement						
Net interest revenue	**607,178**	**595,984**	**338,474**	**490,100**	**612,217**	**685,251**
Net fees and commissions	304,033	251,922	75,160	82,269	258,946	226,250
Basic revenue	**911,211**	**847,906**	**413,634**	**572,369**	**871,163**	**911,501**
Trading gains	(111,113)	60,141	15,833	(26,867)	17,306	(48,735)
Net operating revenue	**800,098**	**908,047**	**429,467**	**545,502**	**888,469**	**862,766**
Personnel and general expenses	(420,803)	(423,290)	(164,639)	(242,087)	(628,834)	(523,635)
a) Personnel expenses	(244,852)	(241,788)	(84,357)	(118,506)	(366,236)	(324,539)
b) General expenses	(175,951)	(181,502)	(80,282)	(123,581)	(262,598)	(199,096)
Operating costs	(67,133)	(67,970)	(22,973)	(22,892)	(78,010)	(70,579)
Other operating costs	(23,850)	(21,073)	(34,190)	(66,759)	(32,940)	(29,248)
Net operating income	**288,312**	**395,714**	**207,665**	**213,764**	**148,685**	**239,304**
Income from equity - accounted holdings	—	—	—	—	—	—
Other income	(43,427)	6,347	(65,856)	(11,108)	(60,828)	5,692
Net provisions	(218,903)	(114,035)	(104,085)	(349,093)	(145,858)	(79,499)
Goodwill amortization	—	—	—	—	—	—
Income before taxes	**25,982**	**288,026**	**37,724**	**(146,437)**	**(58,001)**	**165,497**
Net consolidated income	**(10,205)**	**207,596**	**20,738**	**(146,437)**	**(63,999)**	**95,715**
Balance sheet						
Loans	5,928,128	6,208,116	2,162,265	3,152,410	5,483,142	4,594,135
Due from banks	1,666,108	1,801,670	1,794,218	906,413	4,932,750	4,170,021
Investment securities	546,944	2,510,538	22,613	1,175,544	8,757,880	8,351,503
Tangible and intangible assets	373,709	412,044	372,808	325,526	620,439	616,810
Other assets	390,529	303,400	84,863	184,839	3,692,535	1,517,525
Total assets / liabilities	**8,905,418**	**11,235,768**	**4,436,767**	**5,744,732**	**23,486,746**	**19,249,994**
Customer deposits	5,367,406	6,567,994	3,453,119	4,750,052	5,402,833	4,476,435
Debt securities	1,035,000	990,803	—	—	1,619,983	1,129,463
Subordinated debt	—	—	—	23,673	—	—
Due to banks	1,120,929	1,997,422	213,579	207,731	12,637,829	11,657,592
Other liabilities	320,637	339,913	146,029	198,716	2,577,872	579,547
Capital and reserves (*)	1,061,446	1,339,636	624,040	564,560	1,248,229	1,406,957

(*) Includes the income for the year.

Banks in Latin America

	Banco Meridional[1]		Banespa[1]		BS Colombia	
	2001	2000	2001	2000	2001	2000
	Brazilian real 000		Brazilian real 000		Colombian peso MM.	
Income statement						
Net interest revenue	**335,681**	**198,235**	**2,544,282**	**1,853,864**	**142,755**	**199,476**
Net fees and commissions	95,255	104,897	718,153	809,995	43,022	60,511
Basic revenue	**430,936**	**303,132**	**3,262,435**	**2,663,859**	**185,777**	**259,987**
Trading gains	(8,862)	(51,625)	126,868	(80,600)	45,958	30,137
Net operating revenue	**422,074**	**251,507**	**3,389,303**	**2,583,259**	**231,735**	**290,124**
Personnel and general expenses	(251,856)	(310,494)	(1,686,023)	(2,387,336)	(170,182)	(192,008)
a) Personnel expenses	(125,688)	(137,995)	(1,164,957)	(1,853,613)	(89,272)	(99,464)
b) General expenses	(126,168)	(172,499)	(521,066)	(533,723)	(80,910)	(92,544)
Operating costs	(14,036)	(10,872)	(60,976)	(49,324)	(79,563)	(66,446)
Other operating costs	(6,391)	(7,950)	(28,503)	(28,593)	(8,932)	(5,149)
Net operating income	**149,791**	**(77,809)**	**1,613,801**	**118,006**	**(26,942)**	**26,521**
Income from equity - accounted holdings	—	—	—	—	—	—
Other income	(68,842)	(21,297)	(390,118)	(1,651,518)	(6,019)	(14,514)
Net provisions	(72,739)	55,529	(99,115)	(453,406)	40,303	(24,912)
Goodwill amortization	—	—	—	—	—	—
Income before taxes	**8,210**	**(43,577)**	**1,124,568**	**(1,986,918)**	**7,342**	**(12,905)**
Net consolidated income	**48,808**	**(7,895)**	**1,089,195**	**(2,085,774)**	**(5,243)**	**(24,339)**
Balance sheet						
Loans	612,979	559,644	4,861,093	4,141,100	971,638	1,298,566
Due from banks	618,534	1,210,315	3,139,291	2,430,062	241,408	301,958
Investment securities	1,203,096	1,203,891	15,539,976	16,573,943	1,293,216	968,317
Tangible and intangible assets	138,348	140,186	801,499	544,911	235,983	244,626
Other assets	1,074,101	739,232	4,802,685	5,228,504	56,529	22,643
Total assets / liabilities	**3,647,058**	**3,853,268**	**29,144,544**	**28,918,520**	**2,798,774**	**2,836,110**
Customer deposits	973,684	1,179,475	9,238,115	12,293,616	1,426,250	1,667,569
Debt securities	—	—	—	—	107,476	107,469
Subordinated debt	—	—	—	—	—	—
Due to banks	1,124,200	442,239	5,598,469	3,737,771	748,580	569,489
Other liabilities	734,008	1,473,075	11,315,215	12,938,638	285,539	253,940
Capital and reserves (*)	815,166	758,479	2,992,745	(51,505)	230,929	237,643

(1) The income statement of all the companies incorporated in 2000 includes the provisions from the adjustments made by applying the Group's criteria.

(*) Includes the income for the year.

Banks in Latin America

	BS Chile		Banco Santiago		Banco Mexicano	
	2001	2000	2001	2000	2001	2000
	Chilean Peso MM.		Chilean Peso MM.		New Mexican peso MM.	
Income statement						
Net interest revenue	**220,874**	**218,428**	**255,083**	**238,428**	**3,478**	**3,340**
Net fees and commissions	38,314	30,243	30,712	27,294	923	809
Basic revenue	**259,188**	**248,671**	**285,795**	**265,722**	**4,401**	**4,149**
Trading gains	11,976	7,294	13,821	13,006	1,098	274
Net operating revenue	**271,164**	**255,965**	**299,616**	**278,728**	**5,499**	**4,423**
Personnel and general expenses	(106,838)	(114,617)	(125,491)	(121,524)	(2,687)	(2,737)
a) Personnel expenses	(64,813)	(66,537)	(74,427)	(67,435)	(1,554)	(1,443)
b) General expenses	(42,025)	(48,080)	(51,064)	(54,089)	(1,133)	(1,294)
Operating costs	(13,210)	(12,335)	(15,622)	(12,696)	(386)	(345)
Other operating costs	(12,308)	(1,352)	(7,242)	(4,032)	(323)	(276)
Net operating income	**138,808**	**127,661**	**151,261**	**140,476**	**2,103**	**1,065**
Income from equity - accounted holdings	—	—	—	—	—	—
Other income	3,228	(5,997)	(9,654)	(18,878)	22	149
Net provisions	(34,921)	(29,169)	(27,243)	(34,243)	(462)	(85)
Goodwill amortization	—	—	—	—	—	—
Income before taxes	**107,115**	**92,495**	**114,364**	**87,355**	**1,663**	**1,129**
Net consolidated income	**92,087**	**79,010**	**118,760**	**88,511**	**1,631**	**1,038**
Balance sheet						
Loans	3,087,529	2,701,073	4,317,871	3,884,284	61,809	60,813
Due from banks	409,264	429,208	233,303	166,949	32,011	22,134
Investment securities	973,144	820,955	841,589	505,591	52,793	50,008
Tangible and intangible assets	145,007	142,390	165,791	156,249	1,749	1,402
Other assets	610,875	487,176	561,273	488,543	5,999	4,819
Total assets / liabilities	**5,225,819**	**4,580,802**	**6,119,827**	**5,201,617**	**154,361**	**139,175**
Customer deposits	3,348,580	2,958,051	2,896,797	3,110,677	89,730	80,669
Debt securities	751,562	752,700	1,924,955	1,122,706	42,435	23,356
Subordinated debt	172,968	156,220	257,668	233,227	1,949	2,042
Due to banks	291,603	207,230	323,023	162,444	9,071	25,632
Other liabilities	207,260	109,614	178,421	77,550	3,629	731
Capital and reserves (*)	453,846	396,987	538,963	495,013	7,547	6,745

(*) Includes the income for the year.

Banks in Latin America

	Banca Serfin[1]		Banco de Asunción		BSCH Perú	
	2001	2000	2001	2000	2001	2000
	New Mexican peso MM.		Paraguay guarani MM.		New Peruvian sol 000	
Income statement						
Net interest revenue	**6,347**	**6,242**	**38,575**	**44,436**	**189,045**	**210,153**
Net fees and commissions	1,051	1,080	7,985	6,218	39,740	73,500
Basic revenue	**7,398**	**7,322**	**46,560**	**50,654**	**228,785**	**283,653**
Trading gainss	968	329	7,126	3,327	59,711	63,901
Net operating revenue	**8,366**	**7,651**	**53,686**	**53,981**	**288,496**	**347,554**
Personnel and general expenses	(4,254)	(5,382)	(35,528)	(34,832)	(152,846)	(201,224)
a) Personnel expenses	(2,067)	(2,394)	(21,597)	(19,505)	(88,298)	(115,168)
b) General expenses	(2,187)	(2,988)	(13,931)	(15,327)	(64,548)	(86,056)
Operating costs	(338)	(404)	(4,521)	(4,317)	(27,199)	(36,543)
Other operating costs	(218)	(21)	(25)	(20)	1,186	907
Net operating income	**3,556**	**1,844**	**13,612**	**14,812**	**109,637**	**110,694**
Income from equity - accounted holdings	—	—	—	—	—	—
Other income	(170)	(989)	(6,265)	(4,159)	(45,837)	(62,542)
Net provisions	(34)	130	(2,433)	(6,059)	(59,145)	(41,155)
Goodwill amortization	—	—	—	—	—	—
Income before taxes	**3,352**	**985**	**4,914**	**4,594**	**4,655**	**6,997**
Net consolidated income	**3,274**	**938**	**4,914**	**4,594**	**3,669**	**6,997**
Balance sheet						
Loans	68,725	81,247	271,155	203,446	2,575,583	2,356,542
Due from banks	23,664	23,753	166,560	200,911	986,243	878,712
Investment securities	60,700	32,151	31,572	29,762	532,232	538,647
Tangible and intangible assets	3,645	3,860	29,730	30,040	294,995	321,241
Other assets	3,683	5,953	5,946	8,673	326,138	577,240
Total assets / liabilities	**160,417**	**146,964**	**504,963**	**472,832**	**4,715,191**	**4,672,383**
Customer deposits	99,181	97,454	382,604	330,812	2,721,018	2,647,626
Debt securities	19,402	4,713	—	—	969,942	744,996
Subordinated debt	—	—	—	—	95,855	120,155
Due to banks	27,061	30,579	38,575	56,990	353,811	445,377
Other liabilities	5,466	5,386	786	5,169	133,551	260,731
Capital and reserves (*)	9,307	8,832	82,998	79,861	441,014	453,498

(1) The income statement of all the companies incorporated in 2000 includes the provisions from the adjustments made by applying the Group's criteria.

(*) Includes the income for the year.

Banks in Latin America

	BS Puerto Rico		BS Uruguay	
	2001	2000	2001	2000
		US$ 000		Peso 000
Income statement				
Net interest revenue	**225,148**	**246,268**	**528,824**	**472,708**
Net fees and commissions	29,116	28,672	34,137	63,014
Basic revenue	**254,264**	**274,940**	**562,961**	**535,722**
Trading gains	20,906	10,715	104,848	45,429
Net operating revenue	**275,170**	**285,655**	**667,809**	**581,151**
Personnel and general expenses	(141,920)	(135,387)	(297,773)	(256,591)
a) Personnel expenses	(71,463)	(70,431)	(195,806)	(176,411)
b) General expenses	(70,457)	(64,956)	(101,967)	(80,180)
Operating costs	(14,651)	(17,454)	(21,576)	(17,515)
Other operating costs	2,849	1,107	740	1,185
Net operating income	**121,448**	**133,921**	**349,200**	**308,230**
Income from equity - accounted holdings	—	—	—	—
Other income	233	1,064	(52,092)	(54,988)
Net provisions	(64,456)	(37,363)	(219,968)	(83,530)
Goodwill amortization	(5,307)	(6,247)	—	—
Income before taxes	**51,918**	**91,375**	**77,140**	**169,712**
Net consolidated income	**47,723**	**76,745**	**66,426**	**158,407**
Balance sheet				
Loans	4,390,557	4,443,166	6,103,607	5,622,392
Due from banks	1,107,200	186,250	5,780,786	3,598,624
Investment securities	1,897,989	2,697,509	157,605	221,909
Tangible and intangible assets	127,736	124,168	243,908	105,232
Other assets	157,461	224,239	403,509	363,219
Total assets / liabilities	**7,680,943**	**7,675,332**	**12,689,415**	**9,911,376**
Customer deposits	3,675,727	4,437,389	8,602,019	6,402,423
Debt securities	1,183,949	454,390	—	—
Subordinated debt	—	—	—	—
Due to banks	2,056,086	2,031,715	3,023,172	2,519,853
Other liabilities	250,439	185,404	181,250	191,763
Capital and reserves (*)	514,742	566,434	882,974	797,337

(*) Includes the income for the year.

Banks in Latin America

	Banco de Venezuela		Banco Caracas[1]	
	2001	2000	2001	2000
		Bolivar MM.		Bolivar MM.
Income statement				
Net interest revenue	**213,975**	**176,182**	**147,058**	
Net fees and commissions	51,183	42,829	30,292	
Basic revenue	**265,158**	**219,011**	**177,350**	
Trading gains	17,156	35,127	5,673	
Net operating revenue	**282,314**	**254,138**	**183,023**	
Personnel and general expenses	(149,206)	(135,932)	(79,157)	
a) Personnel expenses	(62,666)	(51,868)	(30,737)	
b) General expenses	(86,540)	(84,064)	(48,420)	
Operating costs	(30,320)	(17,366)	(10,389)	
Other operating costs	(15,259)	(14,427)	(2,744)	
Net operating income	**87,529**	**86,413**	**90,733**	
Income from equity - accounted holdings	—	—	—	
Other income	18,984	(5,963)	(26,754)	
Net provisions	(12,618)	(15,741)	(24,546)	
Goodwill amortization	—	—	—	
Income before taxes	**93,895**	**64,709**	**39,433**	
Net consolidated income	**91,070**	**61,622**	**38,870**	
Balance sheet				
Loans	1,310,243	1,026,225	501,556	613,572
Due from banks	577,557	574,474	336,094	282,911
Investment securities	619,040	638,073	338,331	343,411
Tangible and intangible assets	263,772	111,551	137,512	72,255
Other assets	182,115	147,702	81,252	93,673
Total assets / liabilities	**2,952,727**	**2,498,027**	**1,394,745**	**1,405,823**
Customer deposits	2,156,297	1,952,122	1,076,110	1,193,756
Debt securities	119,931	—	—	—
Subordinated debt	—	—	—	—
Due to banks	128,825	37,921	101,755	52,325
Other liabilities	97,143	62,497	70,519	30,375
Capital and reserves (*)	450,531	445,487	146,361	129,367

(1) In 2000, only the balance sheet consolidated.

(*) Includes the income for the year.

Risk management

Introduction

Risk is inherent in banking activity. It needs to be efficiently managed so that financial institutions may generate value on a sustained basis.

Risk management at the Santander Central Hispano Group is defined, conceptually and organizationally, as the integrated treatment of the different types of risk (credit risk, market risk, liquidity risk, operational risk, etc) which are assumed by the Group's units in the development of their activities.

This approach allows the different risks to be identified, measured in homogeneous terms and integrated so that the Group's global exposure is known and managed from different perspectives (products, groups of clients, segments, economic sectors, geographic areas, businesses, etc).

The main areas that describe risk management at the Santander Central Hispano Group are set out below.

1 Organization of the risks function

The Risks Committee of the Board of Directors, is the maximum level of authority and carries out the following functions:

- Sets the Group's risk policies, in accordance with the Board's Executive Committee.
- Sets the risk limits and the levels of authority delegated.
- At periodic meetings (at least twice a week) ensures that the risk levels assumed at the individual and global level meet the targets set.
- Resolves operations beyond the powers delegated to bodies immediately below.
- Receives periodic and specific presentations on important matters that it should know about or decide upon.
- Periodically reviews the exposures to main clients, economic sectors, geographic areas and risk categories.
- Supervises the fulfilment of risk objectives, the tools used to manage risk, the measures being taken to improve risk management and any other actions undertaken in this area.

The approach described above is in line with guidelines from authorised bodies anticipating the review of the Basle Agreement.

As a result, the Board's bodies have the necessary capacity and independence to supervise the development of the Group's general strategy, as well as the decisions taken to meet these objectives by senior management which, in turn, set the business plans, monitor the day to day decisions and ensure that these are consistent with the Board's objectives and policies.

Within the Group's organizational structure, the Risks Division, under the charge of the third Vice-Chairman of Santander Central Hispano who is also Chairman of the Board's Risks Committee, is a General Directorate comprising six areas, each specialized by type of activity (Retail Banking, Corporate and Counterparty, Latin American Retail Banking, Market, Recoveries and Integrated Risk Management).

2. Credit risk

The Group's management of credit risk is concerned with the identification, measurement, integration, control and evaluation of the different credit exposures of the Group and their risk-adjusted profitability from a global perspective as well as within each area of activity.

The credit risk management process is carried out according to customer segment during the successive phases of the lending process: admission, monitoring and, where necessary, recovery.

The risk processes, without detriment to their unified nature, are differentiated on the basis of the features of clients and products. Santander Central Hispano's risk model for retail banking makes a distinction between a) treatment of personalized and «global management» risks (large and medium-sized companies) and b) standardized treatment risks (small firms, businesses and individuals).

Thus the most important or globally managed clients are placed in «portfolios» which are assigned to risk analysts who actively and continuously monitor the positions. The work load of each portfolio is carefully measured before being assigned.

Standardized risks are managed, both in the phase of admission as well as monitoring and recovery, with strong support from decision-making systems and tools and early warning detection signals.



Credit risk with clients



Euro billion



72.21
29.73
12.47
3.45
1.21
1.05
22.34
4.22
1.20
4.56
0.52
7.18
0.62
14.94
17.29
1.14
5.57
3.05
0.65
4.61
1.25
SAN
Banesto
Rest of Spain
Germany
France
Italy
Portugal
UK
Rest
Argentina
Bolivia
Brazil
Colombia
Chile
Mexico
Peru
Puerto Rico
Venezuela
Rest Latin America
US
Rest

Structure of balances



Spain
54.7%
Rest of Europe
16.0%
Latin America
26.5%
US
2.2%
Rest
0.6%

Santander Central Hispano Spain: Relative share in the portfolio and NPL ratio (%)

◆ Ratio with Spanish debtors
NLP ratio
Relative share

	Individuals	Shops	SMEs	Corporations	Instit. & others
Ratio with Spanish debtors	1.1	1.2	0.9	0.4	0.2
NLP ratio	1.1	1.2	0.6	0.1	0.2
Relative share	29.4	10.3	27.9	20.9	10.7

Company segment monitoring is backed up by a «special watch system» (FEVE) which determines the policy to be followed with companies or groups that are placed in the system.

In 2001, the policy of closer monitoring applied to risk management, as a result of the global economic slowdown, resulted in an increase of the risks classified as «to be reduced», which in December 2001 reached 4.9% of the portfolio (2.7% in December 2000). However, the most severe classification («extinguish») remained stabilized at around 1% of balances, the same as in 2000.

Santander Central Hispano Spain: distribution of companies according to Special Watch Classification

Euro MM.

Classification	%
Not in Special Watch	85.8
Track	7.9
Reduce	4.9
Secure	0.2
Extinguish	1.1
Total	**100.0**

Credit risk management incorporates, in its last phase, recoveries of loans which finally remain unpaid.

Recovery of smaller unpaid loans is done, in a first phase, through telephone centers. These centers, endowed with powerful information and communications systems, lead to the recovery of a high percentage of this type of risks by telephoning clients a few days after non-payment.

The efficiency of the Recovery Center is reflected by the fact that 97.5% of non-payments are recovered.

• **Internal rating systems**

Management of risks with personalized treatment is carried out through the Group's own rating system, adapted for each specific segment, which enables the risk of each client and operation to be measured from the outset. The evaluation of the client obtained after analyzing the relevant risk factors is then adjusted on the basis of the specific features of the operation (maturity, guarantees and type of operation). The risk rating assigned in the admission phase is constantly reviewed during the subsequent risk monitoring stage.

Each rating is assigned a certain probability of non-payment on the basis of historic experience which, together with the operation's features, enables the Bank to determine the expected loss associated with the transaction and the client, a cost which is charged to the Return on Risk Adjusted Capital (RORAC) calculation. In this way it is possible to evaluate whether the operation under consideration reaches the minimum required threshold of return on capital or, in other words, whether the transaction or global relation with the client generates shareholder value.

Santander Central Hispano Spain: distribution of companies by rating

rating	S&P	number of companies by rating (%)
9	AA, AA-	0.0%
8	A+, A, A-	1.0%
7	BBB+, BBB	9.0%
6	BBB-	30.6%
5	BB+, BB	47.8%
4	BB-, B+	8.6%
3	B, B-	2.4%
2	CCC	0.5%
1		0.1%

Santander Central Hispano Spain: distribution of companies by rating

rating	S&P	risk by rating (%)
9	AA, AA-	1.7%
8	A+, A, A-	16.3%
7	BBB+, BBB	27.5%
6	BBB-	29.3%
5	BB+, BB	19.7%
4	BB-, B+	3.9%
3	B, B-	1.2%
2	CCC	0.5%
1		0.0%

The rating distribution is based on rounding to the nearest full rating

Santander Central Hispano established several years ago an internal rating system for evaluating companies, small businesses, real estate promoters and institutions, which traditionally has been applied both in the admission process as well as in the monitoring of the risk. This model is applied to the companies of the different business divisions, including branches and banks abroad.

During 2000, substantial efforts were made to improve the rating systems, focused on aspects as specific as prediction capacity, homogeneity, consistency, etc.

As a result, different evaluation models were established on the basis of the size or characteristics of clients, with different weightings and evaluation areas. During 2001, the work begun in 2000 was completed with the implementation and gauging of these models.

• **Lending to individuals**

For eight years now, the Bank has computerized systems for the admission and selection of lending products for individuals.

The capacities of these systems have been strengthened with new functions which already automatically provide a rating of the person or group of people and of the operation itself.

This bottom-up approach enables the anticipated NPL ratio to be obtained in each case and, adding recovery measures, an expected loss of the portfolios can be calculated which serves to estimate the provisions needed, in accordance with the recommendations of the regulatory authorities, as well as to set risk adjusted prices at the time of admission.

Each curve of the graph on the next page shows NPLs as a percentage of the operations made in a specific year («vintage»), where the performance over the life of the operation of each «vintage» can be seen.

The historic record of the data base –almost eight years– enables future performances to be simulated (shaded zone).

• **Master scale**

The Bank has a Master Scale, whose purpose is to make the different ratings, which are used in the various homogeneous segments of risk, equivalent (at given anticipated NPL ratios).

Consumer lending

NPLs as a % of new operations



1994
1995
1996
1997
1998
1999
2000
2001
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1994
1995
1996
1997
1998
1999
2000
2001
2002

In this way, the Master Scale creates a common language, translating any scoring system to a scale of 1 to 9.

In turn, this Master Scale is analogically anchored to the values of the external rating agencies.

Internal model of risks for statistical provision

Santander Central Hispano, from the outset, agreed fully with Bank of Spain Circular 9/99 and was the first bank to request, under these regulations, approval of its model and calculation method.

Recently, and after a detailed analysis, the Bank of Spain completed its review-validation of Santander Central Hispano's proposed calculation methods, for the purpose of estimating average losses adjusted to the economic cycle for mortgages and consumer loans to individuals in Spain.

This step represented, as regards validation of our internal models, a notable stimulus that backs the Group's permanent effort in applying the most advanced risk management techniques.

Internal risk models and BIS II

Santander Central Hispano has been working intensely for some time now on everything concerning the new regulations of the Bank for International Settlements (BIS II) in general, and particularly on internal risk models.

As well as collaborating in national and international forums, a series of actions have been developed internally, originally known as the Leadership Project, in order to place Santander Central Hispano in the best situation possible ahead of the new regulations.

These measures include the setting up of the new Internal Risk Control Department, within the Risks Division's Integrated Management Area, and a Master Plan was drawn up and

Master rating scale

Rating	Probability of NPL	Corporate banking	Real estate promoters	Company banking	Small businesses	Individuals	S&P
9.3	0.01%	9.3					AAA, AA+
9.0	0.02%						AA,AA-
8.0	0.05%						A+, A, A-
7.0	0.13%			100		500	BBB+, BBB
6.0	0.33%		9.0		700		BBB-
5.0	0.85%						BB+, BB
4.0	2.19%						BB-, B+
3.0	5.65%						B, B-
2.0	14.58%						CCC
1.0	37.60%						
0.0	Default	1.0	1.0	-120	0	-500	

approved with a specific calendar for establishing internal risk models (BIS II) in the Group's different units and geographic areas.

3. Risk adjusted profitability

Santander Central Hispano continued to apply the RORAC (Return on Risk Adjusted Capital) methodology, both to portfolios as well as to specific clients, with the following aims:

- To analyze and set prices during the decision-making process.
- To estimate the capital consumption of each client, portfolio or business segment.
- To calculate the level of provisions that correspond to average expected losses.

The establishment of the RORAC methodology, as already described, is considered in the new regulations of the Committee of the Bank for International Settlements (BIS II) as one of the key components of internal risk models.

4. Risk premium quantification

The Group's policy for risks concentrates on maintaining a medium-low profile both in credit and market risks.

With regard to credit risk, this qualitative definition can be expressed in terms of the expected loss. The Group's expected loss objective is a maximum of 0.40% of the average balance of the risk portfolio over an economic cycle for business in Spain (it was 0.41% adjusted to the cycle at Santander Central Hispano over the last seven years) and 1.00% for the consolidated Group as a whole. In 2001 the annual cost of bad debts or, in other words, the loss observed by the Group in Spain was only 0.18%, and 0.66% for the Group as a whole.

There are two different ways to measure the annual cost of bad debts, though they give the same result over the medium term. The first uses flow data relating to NPL entries and loan loss recoveries. In this case, one takes the algebraic sum of the change in doubtful loan balances plus write-offs during the period and 25% of foreclosed assets, less loan-loss recoveries. The second way, based on the income statement, is to deduct loan-loss recoveries (off-balance sheet) from specific provisions (net of recoveries).

The following graphs show the annual cost, under the two different systems, by geographic areas and main countries in 2001.



Net entries
% of average balances
2001
2000
0.48
0.58
0.19
0.08
0.42
0.51
1.09
1.65
Group
Spain
Rest of Europe
Latin America
Net provisions
% of average balances
2001
2000
0.66
0.43
0.18
0.10
0.41
0.32
1.71
1.25
Group
Spain
Rest of Europe
Latin America

The figures for 2000 exclude the entities acquired during the period

The difference between both methods is due to the rise in coverage during the year and is reflected in an increase in specific provisions.

5. Expected loss and capital at risk

The calculation of the expected loss is important in order to be able to quantify the unrealized risks of the loan portfolio, recognize them and make provisions before there is a non-payment. This is the rationale behind the provisions established by the Bank of Spain in its Circular 9/99.

Two key factors are behind the calculation of the expected loss, the anticipated NPL ratio and the average rate of recoveries. The anticipated NPL ratio envisages the level of NPL inflows while the rate of recoveries enables one to evaluate what percentage of initial non-payments could be recovered and what part will end up as a real loss for the Bank.

In order for the expected loss to be useful as an anti-cyclical provision, the calculation of previous rates must be applied to isolate the effect of the economic cycle.

The latest estimates of expected loss are set out in the table

Santander Central Hispano Spain: expected loss and capital at risk
Euro MM.

Portfolio	Expected loss (%)	Total portfolio	Expected loss	Capital at risk (%)	Capital at risk
Corporations	0.14	16,363	22.92	2.5	415.74
Companies	0.53	21,869	115.17	4.9	1,074.00
Mortgages individuals	0.21	16,617	34.90	0.8	141.23
Other individuals	1.57	6,407	100.60	6.6	423.82
Businesses	0.86	8,037	69.15	5.9	472.59
Institutional banking	0.08	4,443	3.60	1.4	62.28
Financial institutions	0.06	3,906	2.35	1.7	65.11
Other	0.45	617	2.77	3.8	23.42
Total	**0.45**	**78,260**	**351.45**	**3.4**	**2,678.20**

Balances under management at 31.12.2001

above, reflecting the credit exposure in Spain classified by homogeneous risk portfolios.

The table shows that the level of expected loss over one year is 0.45% of the portfolio's outstanding risk. The highest level is in segments such as smaller companies and individuals which historically have a higher levels of NPLs, and the smallest in those segments such as large corporations with lower NPL levels.

The anti-cyclical nature of the expected loss does not mean that it should remain constant. An improvement in credit quality should lead to a reduction in the expected loss. In order to incorporate this effect, it is necessary to have internal models which constantly evaluate credit quality.

Santander Central Hispano has rating and scoring systems which evaluate the credit quality of all its clients and transactions in Spain. Duly gauged, these systems measure the credit quality in terms of probability of non-payment, so that the changes in the quality of assets are reflected in changes in the expected loss.

Capital at risk

As well as the expected loss, the table shows the capital at credit risk. The capital at risk is not necessary for applying the anti-cyclical provision, but its calculation does enable Santander Central Hispano to assume the new capital requirements that will derive from the review of the Basle Agreement.

Conceptually, capital at credit risk is that which is needed to cover unexpected losses, which are not very likely but with very negative consequences for the entity. The capital at credit risk reflected in the table is that needed to endow Santander Central Hispano with a AA solvency rating.

Proof of reasonability

In order to verify the calculation model of the expected loss, the table below compares the specific loan-loss provisions, net of recoveries, actually made by Santander Central Hispano over the last few years with the estimated expected loss.

Provisions have been declining continuously since 1995, reflecting their cyclical nature (real annual GDP growth in the last few years has been close to 4% and the NPL ratio of the banking industry dropped from 7.4% at the end of 1994 to 0.88% in the third quarter of 2001), and in 2001 was 0.21% of outstanding risk. The expected loss in this context is 0.45%.

Averaging out the provision figures and adjusting the average to the effect of the economic cycle, the resulting figure is practically the same as the estimated expected loss. It can therefore be considered a good estimate of the average annual provisioning which will have to be made over the course of an economic cycle.

The model used by Santander Central Hispano enables not only the expected loss for the whole of the Bank to be

Net loan-loss provisions and expected loss
% of average risk

	1995	1996	1997	1998	1999	2000	2001	Average 95-01	Average adjusted to cycle	Expected loss
SAN Spain	0.90%	0.53%	0.40%	0.12%	0.07%	0.11%	0.21%	0.33%	0.41%	0.45%

calculated but also for it to be equally applied to any sub-portfolio, client or transaction. As a result the pricing policy can be adjusted to the risk which each transaction incorporates.

6. Credit risk management in Latin America

Credit risk management policy in Latin America had two focuses in 2001.

On the one hand, and after the acquisitions made in 2000, the risk organizations and teams of the new units were consolidated, in accordance with the organizational framework used by all the Group.

On the other hand, the global economic situation, characterized by a slowdown in demand in the second half of the year, and the specific circumstances of some countries in the region, especially Argentina, requires a special degree of prudence and adaptation of risk policies to the circumstances prevailing in each market.

The Group's credit risk (lending and guarantees) stood at EUR 55,533 million at the end of 2001, 26.5% of the consolidated portfolio (3.7% lower than a year earlier).

Despite the unfavorable environment, the strategy of anticipation and applying moderate and conservative policies produced a substantial improvement in the NPL and NPL coverage ratios over 2000. The NPL ratio declined from 4.52% in 2000 to 3.32% in 2001 and NPL coverage increased by 19 percentage points to 128.6%.

The Group's banks, as a result, continued to be among the best in each country in terms of balance sheet quality.

Doubtful debt entries, net of recoveries, dropped to 1.09% from 1.65% in 2000 (excluding the acquisitions made during the year). Specific net loan loss provisions, due to the effort made to increase NPL coverage, increased to 1.7% of the average portfolio (1.2% in 2000).

Net loan-loss provisions (2001)

Euro MM.

	Specific provisions	LLR	NLLP	% of portfolio
Argentina	380.8	49.2	331.6	5.59
Bolivia	22.9	9.7	13.2	2.08
Brazil	274.9	49.4	225.5	3.12
Chile	159.3	41.5	117.8	0.79
Colombia	13.6	10.9	2.7	0.35
Mexico	162.7	99.2	63.5	0.37
Panama	12.6	1.6	11.0	22.87
Paraguay	1.0	0.0	1.0	1.44
Peru	46.6	4.6	42.0	3.40
Puerto Rico	120.8	12.0	108.8	2.05
Uruguay	26.4	0.2	26.2	4.49
Venezuela	43.0	18.5	24.5	0.83
Latin America	**1,264.4**	**296.7**	**967.8**	**1.71**

LLR: Loan loss recoveries
NLLP: Net loan-loss provisions

Just over two-thirds (68%) of the Group's lending in Latin America is in countries classified as investment grade by Moody's.

In Argentina, risk management policy was concentrated on substantially reducing both the credit risk of its lending and country-risk portfolios, as well as liquidity and market risks.

Euro MM.	Risk		NPL ratio (%)		NPL coverage (%)	
	Dec-01	Dec-00	Dec-01	Dec-00	Dec-01	Dec-00
Argentina	4,564	7,295	4.96	4.65	100.2	95.5
Bolivia	515	752	12.32	21.42	115.1	85.0
Brazil	7,177	7,270	4.30	7.07	175.0	140.6
Colombia	624	921	11.31	10.71	122.8	79.7
Chile	14,944	14,883	3.01	2.23	113.1	140.1
Mexico	17,294	16,587	1.49	3.48	170.2	92.9
Panama	2	94	11.95	9.72	100.0	65.5
Paraguay	73	69	5.23	9.05	146.5	119.8
Peru	1,142	1,329	11.44	22.32	104.1	70.1
Puerto Rico	5,572	5,045	2.45	1.48	99.3	117.3
Uruguay	575	592	3.57	1.37	119.8	164.7
Venezuela	3,050	2,847	5.69	6.48	110.3	133.7
Total	**55,533**	**57,685**	**3.32**	**4.52**	**128.6**	**109.6**

On the lending side, a very selective admission policy was implemented, which resulted in a 37% decline in the portfolio during 2001.

Continued rigorous credit risk management produced an NPL ratio in Argentina of 5.0%, only 0.4 percentage points higher than at the end of 2000. This compares very well with the Argentine banking sector as a whole. NPL coverage increased to 100% while maintaining a high level of capital adequacy at the Argentine subsidiary.

In regulatory country risk, its net exposure to Argentina was reduced to US$182 million.

Banco Río actively participated in the first large scale public debt swap promoted by the Argentine government at the end of the first half, exchanging US$1,850 million of securities.

In December, Banco Río took part in another debt swap proposed by the Argentine government. Of the total risk with the central government and Argentine provinces, both exchangeable and non-exchangeable, totaling US$2,541 million, US$1,706 million was exchanged for loans, of which US$601 million are loans to provinces.

The new loans obtained after the exchange prolong the life of the portfolio by three years and reduce the interest rate applicable to 7%, with some compensation available in the form of tax advantages.

Although there has been no recent correlation between the situation in Argentina and the rest of Latin America, the Group has taken preventative steps, similar to those in Argentina, in other countries, tightening monitoring and risk control measures.

During 2001, and aside from the aforementioned consolidation of the risks model, work continued on endowing the Group with a common technological platform (ALTAIR project) which, among other functions, homogenizes IT applications for management risk (GARRA project). A total of 7,500 Group employees in Latin America received training in this area during 2001 through 384 courses.

The management of the risks assumed by the Group's units in Latin America is based on the risk management principles common to the Group. The risk management principles applied are based on those of the parent bank: independence of the lending process, integrated management of the credit cycle in its different phases, high degree of specialization and efficient deployment, through the necessary training and investment in technology and technical and human resources. The organization of the risk function in each Latin American bank replicates the framework in Spain.

As well as a common risks policy, the Group has transferred to Latin America risk management tools: rating and scoring systems in the admission process, special watch systems in the monitoring process, telephone recovery collection centers, etc, adapting these tools to the particular situation of each country and market.

With these common attributes (risks culture, tools, technological platforms), the Group intends to develop also in Latin America internal risk models that meet the demanding requirements of the new international capital rules for financial entities (BIS II). This new stage of risk management development extends the Group's leadership role in the Latin American financial systems.

7. Risk concentration

The Group continuously monitors the degree of concentration of credit risk portfolios under different categories: geographic areas and countries, economic sectors, products and customer groups.

The Board's Risks Committee establishes the risk policies and reviews the exposure limits appropriate for adequate management of the degree of concentration of credit risk portfolios.

Risk distribution (%). Companies SAN Spain

Euro


11.8%
Less than 150,000
18.3%
From 600,000 to 3,000,000
12.7%
From 150,000 to 600,000
57.1%
More than 3,000,000

NLP ratio (%). Companies SAN Spain

Euro


2.2
0.9
0.4
0.1
Less than 150,000
From 150,000 to 600,000
From 600,000 to 3,000,000
More than 3,000,000

8. Country risk

Country risk is a credit risk component in all cross-border credit operations.

At Santander Central Hispano, country risk is managed via a specific department within the Risks Division. This unit analyzes the risk of emerging countries, assigning a country rating according to the internal system of classification, and it reports with independent criteria on the proposed country limits that the business areas formulate. During 2001, a closer watch was kept on those countries which showed special problems, stepping up the frequency of revisions of both country risk classification and limits.

Country risk activity is carried out under the policies established by the Risks Committee. The purpose of these policies in 2001 was to contain country risk, excluding trade finance, to around US$1,000 million.

At the end of 2001, the Group's net regulatory country risk exposure to emerging markets was US$787.1 million.

9. Counterparty risk

Control is carried out in real time through an integrated system which provides information on the available credit line of any counterparty, in any product and maturity and at any branch of the Bank. The appropriate levels of responsibility are established for approving credit lines and, where appropriate, limit excesses or special transactions.

Risk distribution by type of counterparty (%)


5.57%
Companies
93.14%
OECD banks
1.29%
Non-OECD banks

The Net Replacement Value of the portfolios of OTC derivative products that the Group maintained with its counterparties at December 31, 2001 amounted to US$3,691.1 million, 0.8% of the nominal value of these contracts compared with 0.5% in 2000. This was largely due to market conditions, particularly with regard to interest rate contracts, as rates came down during 2001.

The equivalent credit risk (that is, the sum of the net replacement value and the maximum potential value of these contracts in the future) was reduced to US$23,864.9 million. This reduction was mainly due to nominal values in interest rate contracts and the maturity of part of the structured fixed income portfolio linked to guaranteed funds.

Derivatives continue to be concentrated on excellent credit quality counterparties, to the extent that 93.89% of transactions have been contracted with entities with a rating equal to or higher than A-. The remaining 6.11% relates to foreign currency operations with clients of the branch network which are not rated (1.91%) and BBB rated entities (4.20%).

Santander Central Hispano Group. Notional value of derivatives by maturity (at 31.12.01)
US$ MM.

	< 1 year	1-5 years	5-10 years	>10 years	Total	Net replacement cost
IRS	190,610.7	86,804.4	35,006.7	8,608.9	321,030.7	2,703.9
FRAS	78,646.4	1,435.1	0.0	0.0	80,081.5	133.2
Interest rate options	3,529.2	4,746.4	2,079.7	533.6	10,888.9	163.6
OTC interest subtotal	**272,786.3**	**92,985.9**	**37,086.4**	**9,142.5**	**412,001.0**	**3,000.7**
Currency forwards	52,400.0	703.3	59.6	0.0	53,162.9	458.2
Currency swaps	2,436.4	3,479.0	603.8	0.0	6,519.2	158.2
Currency options	389.8	249.1	0.0	0.0	638.8	43.5
OTC foreign exchange subtotal	**55,226.1**	**4,431.3**	**663.4**	**0.0**	**60,320.9**	**659.9**
Structured fixed income	692.2	15.5	0.0	0.0	707.7	—
Debt options	104.7	4.1	0.0	0.0	108.8	30.5
OTC debt options subtotal	**796.9**	**19.7**	**0.0**	**0.0**	**816.5**	**30.5**
Equity derivatives	2,959.7	3,379.9	11.0	0.0	6,350.6	—
OTC equity derivatives subtotal	**2,959.7**	**3.379.9**	**11.0**	**0.0**	**6,350.6**	**—**
Total	**331,768.9**	**100,816.8**	**37,760.8**	**9,142.5**	**479,489.0**	**3,691.1**

Counterparty risk distribution by geographic areas (%)

Region	%
Asia	0.29%
Spain	17.21%
Japan	0.27%
Latin America	2.06%
North America	24.26%
Oceania	0.13%
Supranational	4.52%
Europe	8.17%
Africa	0%
European Union	43.09%

In terms of geographic distribution, the changes are marginal apart from a small rise in Spanish risk largely at the cost of EU risk. Latin American risk is mainly concentrated in the local operations of the Group's subsidiaries in the region.

The portfolio by type of counterparty was similar to that in 2000, with 93.14% of risk with OECD banks, 1.29% with non-OECD countries and 5.57% with companies.

Santander Central Hispano Group: equivalent risk and average life (at 31.12.01)

	Equivalent risk (US$ MM.)	Coverage (%)	Av. life (months)
IRS	9,752.70	3.04	26.89
FRAs	193.70	0.24	4.52
Interest rate options	585.30	5.38	40.46
OTC interest subtotal	**10,531.70**	**2.56**	**20.03**
Currency forwards	4,936.00	9.28	3.08
Currency swaps	2,327.90	35.71	29.31
Currency options	225.20	35.26	9.37
OTC foreign exchange derivatives subtotal	**7,489.10**	**12.42**	**5.53**
Structured fixed income	1,100.00	155.43	15.01
Debt options	220.30	36.88	24.78
OTC debt options subtotal	**1,320.30**	**161.70**	**18.50**
Equity derivatives	4,523.80	63.95	14.20
OTC equity derivatives subtotal	**4,523.80**	**71.23**	**14.98**
Derivatives	**23,864.90**	**4.98**	**20.65**

Risk classification

	%
AAA	10.57
AA	67.67
A	15.65
BBB	4.20
Unclassified	1.91
Total	**100.00**

10. Operational risk

The Bank continued to develop and extend its project to identify, mitigate, manage and quantify operational risk. The following progress was made:

- New rules and procedures regarding the handling and accounting treatment of all types of losses arising at the Bank were established, so they may be incorporated into a data base of losses in order to be classified and assigned to the different business areas.

- The internal model continued to be extended, including expected and non-expected loss estimates, to the treasury department's operational control processes.

- Functions and specific controls (daily and periodic) relating to operational control matters in the different Group units were redefined.

- The functional requirements which allow computerization of controls related to certain risk processes were initiated.

The Bank continued to closely monitor developments regarding regulations which are being drawn up at the Bank for International Settlements in order to take action when necessary.

11. Market risk

Businesses subject to market risk

The market risk area comprises all entities whose activities, both trading or structural balance sheet related, are subject to market and liquidity risks.

- Trading

This activity includes equity and fixed-income portfolios, exchange risk positions and the volatility of these risk factors.

• **Structural balance sheet**
This comprises two categories. Classification is based on the final objective as well as on the nature of the positions:

Structural interest rate risk position
This is characterized by the use of financial instruments to alter the asset and liability gaps derived principally from retail banking operations.

Structural position in foreign currencies
This position represents the Group's exposure to exchange rate changes arising from permanent investments in currencies other than the euro, basically in Latin America, as well as financing and hedging relating thereto.

The exchange rate position can be permanent or temporary. The main features are:

1. **Permanent position:** this mainly reflects the book value of the investments (that is, the total amount arising from the acquisitions made by the Group in each currency, net of the initial goodwill, plus the capital gains/losses subsequently generated and discounting distributed dividends). These equity values are usually financed in Euros.

From an exchange risk standpoint this practice means that the theoretical book value generates a currency position, in the currency of the country in which the investment is denominated. This gives rise to currency differences, except in the cases of financing in the same currency. Goodwill, on the other hand, is fixed from the moment that disbursement is made in euros, the currency used by the Santander Central Hispano Group to present its consolidated financial statements.

2. **Temporary position:** this basically arises from the purchase/sale of currencies to cover exchange risk positions derived from the book value of the investments.

During 2001, the Group's policy towards the volume and currencies covered was set each time in accordance with the specific forecasts of each country and taking into account the following general considerations:

- The costs of hedging derived from interest rate differentials tend to be too high when compared with the expected depreciation levels of Latin American currencies.

- The lack of sufficient depth in Latin American financial markets means that no long-term interest rates are available, so that the purchase/sale of currencies in order to hedge the exchange risk are carried out for periods ranging from one week to a maximum of three months.

11.1 Methodologies

A. Trading activity

The standard methodology that the Santander Central Hispano Group applied in 2001 to trading activities is Value at Risk (VaR) based on historic simulation with a confidence level of 99% and a time frame of one day. Statistical adjustments were made to incorporate more efficiently and quickly the most recent developments that determine the levels of risk assumed.

Although this is the standard criterion for measuring market risks, if the size or nature of the portfolios requires it, the Group can apply other methodologies: Montecarlo simulation and parametric models.

B. Asset and liability management

• **Interest rate risk**
The Group analyzes the sensitivity of net interest revenue and net worth to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts.

The Group manages investments by providing the appropriate coverage in order to maintain these sensitivities within a target range.

The measures used to control interest rate risk in balance sheet management are the interest rate gap and the sensitivity of net interest revenue (NIR) and net worth (Market Value of Equity or MVE) to changes in interest rates.

a) Interest rate gap of assets and liabilities
The interest rate gap is based on the analysis of the gaps between the maturities of asset, liability and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and enables concentrations of interest rate risk by maturities to be idéntified

b) Net interest revenue sensitivity (NIR)
The sensitivity of net interest revenue measures the change in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

Net interest revenue sensitivity is calculated by simulation, both in a scenario with a shift in the yield curve as well as the current scenario. The sensitivity is defined as the difference between both net interest revenue calculations.

c) Net worth sensitivity (MVE)
Net worth sensitivity measures the interest risk implicit in net worth (market value of equity) based on the impact that a change in interest rates has on the current values of financial assets and liabilities.

• Liquidity risk
Liquidity risk is associated with the Group's capacity to finance its commitments, at reasonable market prices, as well as to carry out its business plans with stable sources of funding. The Group permanently monitors maximum gap profiles.

The measures used for liquidity risk control in balance sheet management are the liquidity gap and liquidity ratios.

a) Liquidity gap
The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which the Group operates.

The gap measures the net need or excess of funds at a particular date, and reflects the level of liquidity maintained under normal market conditions. Two types of liquidity gap analysis are carried out:

1.- Immediate liquidity gap: this is a short-term measurement that reflects the day to day operational liquidity in a normal context under conservative criteria, covering an analysis period of 90 days.

2.- Structural liquidity gap: this is a medium/long-term measurement.

b) Liquidity ratios
The liquidity coefficient compares liquid assets available for sale (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies. This coefficient shows, for currencies that cannot be consolidated, the level of immediate response of the entity to firm commitments.

The coefficient of net accumulated illiquidity is defined as the quotient between the 30 day accumulated gap obtained from the immediate liquidity analysis already described and the amount of liabilities to be settled at 30 days. This coefficient reveals the level of short-term illiquidity.

C. Additional measures

• Back-testing
Back-testing is a comparative analysis between Value at Risk (VaR) estimates and the daily results actually generated. The purpose of these tests is to verify and measure the precision of the models used in the calculation of VaR.

The analyses of back-testing carried out by the Santander Central Hispano Group comply with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks. In short, the estimated daily VaR is compared with the results of the portfolios of the close of the prior day valued at the prices of the next day. In addition, back-testing involves hypothesis, excess and normality tests, Spearman rank correlation, average excess measurements, etc.

• Stress test
The stress test is an additional measurement to the VaR estimates and consists of setting out different scenarios over financial variables and evaluating their impact on the results of a portfolio. These tests include those conceived for extreme scenarios or a crisis.

The Group's stress test analysis falls into two categories, depending on whether the scenarios are created a) on the basis of past turbulence or crises in the markets or b) applying ad hoc hypotheses.

a) Stress test using historic scenarios
The historic scenarios are selected seeking past crisis situations in financial markets, using the prices and changes observed, in order to analyze their possible impact on the value of current portfolios if similar situations should arise.

b) Stress test using ad hoc scenarios
This stress analysis is done with extreme scenarios created from the movement of market variables, which do not necessarily relate to past situations.

11.2 Control system

The process of setting limits is the instrument used by the Group to establish the level of equity that each activity has available to meet unforeseen circumstances (which, after all, represent the risk assumed and therefore the probability of suffering economic loss).

VaR performance in 2001
US$ MM.


45
40
35
30
25
20
15
Max. (43.4)
Min. (15.3)
01/01/01
01/02/01
01/03/01
01/04/01
01/05/01
01/06/01
01/07/01
01/08/01
01/09/01
01/10/01
01/11/01
01/12/01

Risk histogram
VaR in US$ MM.


Number of days
7
16
10
10
37
39
42
36
25
7
22
10
4
2
14-16
16-18
18-20
20-22
22-24
24-26
26-28
28-30
30-32
32-34
34-36
36-38
38-40
40-42

11.3 Risks and results in 2001

A. Trading activity

Quantitative analysis of daily VaR in 2001
The Group's risk performance with regard to trading activity in financial markets during 2001, measured by daily VaR, is shown in the graph.

It can be observed that the Group has a low/medium risk profile, which was actively managed throughout the year. This active level of risk management allows changes of strategy to take advantage of opportunities in an environment of uncertainty and high volatility.

The maximum risk level was reached on April 26 (US$43.4 million in VaR terms), with highs in market volatility because of Argentina's crisis, and the minimum on March 1 (US$15.3 million), due to the uncertainty over Turkey's political crisis which sparked instability in emerging markets and on December 27 because of the situation in Argentina. The average risk in 2001 was US$27 million in VaR terms.

The risk histogram shows the distribution of frequencies of average risk in daily VaR terms during 2001. The maximum and minimum risk levels were reached at specific moments; the daily VaR was lower than US$16 million on seven occasions and it exceeded US$40 million only twice.

Risk by product
The minimum, average and maximum values, measured by daily VaR, are shown in the table.

VaR statistics by product
US$ MM.

	Minimum	Average	Maximum	Year-end
Total trading				
Total VaR	15.3	27.0	43.4	18.9
Diversification effect	-1.7	-9.8	-20.6	-4.4
Fixed income VaR	11.6	24.3	36.3	15.4
Equity VaR	2.0	5.1	10.6	2.0
Currency VaR	3.4	7.3	17.1	5.8
Latin America				
VaR Total	11.0	18.5	32.7	15.3
Diversification effect	-1.5	-7.3	-22.6	-3.6
Fixed income VaR	8.7	17.1	31.0	11.8
Equity VaR	1.4	3.1	9.6	1.4
Currency VaR	2.4	5.6	14.7	5.7
US				
VaR Total	2.0	8.3	19.9	4.2
Diversification effect	0.9	-1.6	-0.3	-0.4
Fixed income VaR	0.9	7.3	12.8	4.1
Equity VaR	0.2	1.3	2.9	0.3
Currency VaR	0.1	1.2	4.5	0.1
Europe				
VaR Total	2.8	6.1	12.1	2.8
Diversification effect	1.6	-3.0	-10.8	-1.3
Fixed income VaR	0.1	4.7	11.7	2.6
Equity VaR	1.0	2.6	5.1	1.2
Currency VaR	0.1	1.9	6.1	0.4
Asia				
VaR Total	0.1	0.3	0.5	0.3
Diversification effect	-0.0	-0.0	-0.3	-0.1
Fixed income VaR	0.1	0.2	0.5	0.3
Equity VaR	0.0	0.0	0.0	0.0
Currency VaR	0.0	0.1	0.3	0.1

Historic VaR by product
US$ MM.





Fixed-income VaR
Equity VaR
Currency VaR
35
30
25
20
15
10
5
0
01/01/01
01/02/01
01/03/01
01/04/01
01/05/01
01/06/01
01/07/01
01/08/01
01/09/01
01/10/01
01/11/01
01/12/01

The average risk in Latin America in VaR terms was US$18.5 million, although Argentina's crisis and its impact on the region led to a reduction of the positions (daily VaR of US$15.3 million at December 31). The Group's risks were concentrated in fixed income (average daily VaR of US$24.3 million, located in both Latin America and the US). The market risk in the US is generated by strategic and directional positions of Latin American fixed-income instruments denominated in US$ and located in markets in the US.

Observation of the daily VaR underscores the Group's flexibility and agility in adapting its risk profile on the basis of changes in strategy resulting from a different perception to market expectations.

Details of currency positions

The figures reflect in US$ million the net open position in each currency (i.e. subject to exchange risk). The long-term positions or assets are shown with a (+) and the short-term or liabilities with a (-). Forward operations and the equivalent Delta risk of currency options are also included.

The table shows that the greatest concentration is in the main Latin American countries.

Distribution of risks and results

a) Geographic distribution

During 2001, the main feature of the geographic distribution of the results of the Group's trading activities was a greater concentration in Latin America and to a lesser extent in Europe, with particular importance in Brazil and Mexico. The new acquisition of Banco Caracas in Venezuela was incorporated. Of note was Latin America's contribution to the Group's total daily VaR (56%). Europe contributes only 18% of risk in daily VaR terms, compared with 33% of results. This difference is due to the significant franchise of clients in Spain, which allows

Currency positions at 31.12.2001

US$ MM.

	EUR	US$	ARS	BRL	CLP	COP	MXN	PEN	VEB	JPY	Others (+)	Others (-)
Total trading	4.4	974.0	-702.0	-14.4	-55.5	-18.4	-61.5	-8.7	-170.7	16.4	19.9	-13.6
Latin America	14.0	974.8	-702.3	9.8	-58.8	-19.0	-53.6	-8.5	-162.6	6.8	3.0	-3.5
US	-10.7	22.4	0.3	0.4	3.1	0.6	-7.9	0.1	-7.9	-1.7	0.2	–
Europe	1.1	-24.3	0.0	4.2	0.2	0.0	0.0	-0.3	-0.1	11.3	18.2	-10.2
Asia	0.0	1.2								0.0	0.0	-1.3

Average positions during 2001

US$ MM.

Total trading	EUR	US$	ARS	BRL	CLP	COP	MXN	PEN	UYP	VEB	GBP	JPY
Annual average position	97.1	717.4	-508.1	-87.6	-28.7	-38.0	-19.4	-11.1	0.3	-107.3	-15.0	-20.4

low risk profiles to obtain high levels of revenue from intermediation, sales and market making. The US, on the other hand, does not have this franchise and so its average level of daily VaR is relatively higher than the accumulated result.

Contribution of risks by unit

Annual result
Average VaR
60%
50%
40%
30%
20%
10%
0%
Latin America
Madrid
Rest of Europe
US
Asia

The geographic contribution, in percentage terms, both in risks as well as in results over the Group's total daily VaR and net operating revenue from trading activity, is shown in the graph.

The minimum, average, maximum and year-end risk values in daily VaR terms, by geographic area, are shown in the table below.

Risk statistics in 2001

US$ MM.

	Minimum	Average	Maximum	Year-end
Total	15.3	27.0	43.4	18.9
Europe	2.8	6.1	12.1	2.8
Asia	0.1	0.3	0.5	0.3
US	2.0	8.3	19.9	4.2
Latin America	11.0	18.5	32.7	15.3

Monthly distribution of risk

Monthly result
Average VaR
20%
16%
12%
8%
4%
0%
-4%
Jan / 01
Feb / 01
Mar / 01
Apr / 01
May / 01
Jun / 01
Jul / 01
Aug / 01
Sep / 01
Oct / 01
Nov / 01
Dec / 01

Histogram of the frequency of daily results (MtM)

Daily results in US$ MM.


Number of days
6
2
14
25
50
52
45
30
16
7
6
5
< -12
-12 to -9
-9 to -6
-6 to -3
-3 to 0
0 to 3
3 to 6
6 to 9
9 to 12
12 to 15
15 to 18
> 18

b) Monthly distribution

The graph shows that at the beginning of 2001 income was much higher than the risk assumed. This situation changed in the following months as the first signs of instability in emerging markets began to appear. In April and May this trend was reversed, due to the sharp fall in interest rates in Mexico and to improved expectations in Argentina, in the face of the first debt swap and other measures taken to ease economic pressure. However, in the following months figures were released which increased concerns about the situation, and the markets again became volatile.

In September, the terrorist attacks in New York generated a lot of uncertainty and fears of a recession, with sharp falls in all markets, despite joint action by the Fed and the European Central Bank to lower official interest rates. The year ended with high levels of volatility and maximum uncertainty over Argentina, which made the Group change its strategy and reduce its risk exposure to levels that were almost at a minimum for 2001.

Histogram of the frequency of daily mark-to-market results (MtM)

The histogram of daily Mark-to-Market (MtM) results frequency shows how these are distributed on the basis of size. The most common yield interval was US$0-US$3 million, which occurred on 52 days (20% of the year). During 56% of the year the interval was between –US$3 and US$6 million.

Risk management of structured derivatives

Structured derivatives activity (options outside of organized markets) is mainly focused on designing investment products and risk coverage for clients.

These transactions include options on equities, fixed-income and currencies.

The units where this activity takes place are: Madrid, New York, Portugal, Brazil and Mexico. Operating revenue

VaR performance of structural derivatives in 2001

US$ MM.


P / L
VaR
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


Annual average VaR
37%
Madrid
12%
New York
16%
Brazil
14%
Portugal
21%
Mexico
Results
44%
Madrid
0%
New York
15%
Brazil
22%
Portugal
19%
Mexico

amounted to US$26 million, with a VaR of US$1.26 million at the end of the year.

c) Risks

The graph on the previous page shows the daily VaR performance of structured derivatives activity during 2001, where a stable trend can be observed, with one-off operations that increased the risk for short periods of time.

Maximum risk was reached in July (US$2.02 million) and the minimum in January (US$0.81 million). The table reflects the average, maximum and minimum values reached by each of the units where this type of activity takes place.

VaR US$ MM.	Year-end	Maximum	Average	Minimum
Total	1.26	2.02	1.32	0.81
Madrid	0.57	1.15	0.85	0.56
Portugal	0.32	0.82	0.31	—
New York	0.25	0.50	0.29	0.20
Brazil	0.56	0.91	0.38	—
Mexico	0.52	1.53	0.47	—

The entity with the highest risk consumption is treasury in Madrid. The graph shows the contribution of each unit to the average total daily VaR.

As regards VaR by product type, the three products shown in the table below consumed the same amount of risk. At the end of 2001, FX was the product that marginally consumed the greatest risk. This is shown in the table below.

VaR US$ MM.	Year-end	Maximum	Average	Minimum
Total	1.26	2.02	1.32	0.81
Fixed income	0.43	1.09	0.70	0.36
FX currency	1.15	1.41	0.67	0.04
Equity	0.65	1.01	0.71	0.55

d) Results

Madrid with US$12.4 million contributed the most to total operating revenue (before expenses) of US$26 million, followed by Portugal with US$6 million, Mexico (US$5.2 million), Brazil (US$4.1 million) and New York (loss of US$1.7 million). The graph shows the percentage contribution of each unit.

The following graph shows the percentage contribution of each unit both to results as well as to the average risk incurred from total business. Madrid contributed the most to results and risk and New York the least.

This graph confirms that the contribution of Madrid and Portugal to its results/risk relation was positive, while the contribution of New York, Brazil and Mexico needs to be improved.

The table shows the relationship results/risk (return), with risk measured in average VaR terms. This return measures results in terms of number of times over average VaR.

It can be seen that this return is significant in Portugal and Madrid (more than 14 times), while for New York it is negative and for Brazil and Mexico 11 times.

Contribution of risks by unit


P/L
Average VaR
50%
40%
30%
20%
10%
0%
-10%
Madrid
Portugal
New York
Brazil
Mexico

Unit	Annual result	Average VaR	Return (1)
US$ MM.			
Total	**26.04**	**2.29**	**11.3**
Madrid	12.43	0.85	14.6
Portugal	6.00	0.31	19.3
New York	-1.69	0.29	-5.9
Brazil	4.12	0.38	10.9
Mexico	5.19	0.47	11.0

(1) Annual result/average VaR (number of times)

Risk- profitability analysis

The graph shows on the y axis, the accumulated MtM result for the year and on the x-axis the return or risk-profitability ratio, expressed as the relationship between the accumulated MtM result for the year and the average daily VaR. A return of 20 signifies that the results achieved were 20 times higher than the average risk to which the Group was exposed in order to obtain them. The size of the circles represents the level of risk which in average terms a business unit maintained, expressed as average daily VaR.

There are four differentiated zones: units in the quadrants on the right show high returns, with results 10 times higher than the average risk incurred in terms of daily VaR. In this zone, the units in the upper quadrant also make a contribution to the Group's total MtM results of more than US$40 million.

In the quadrants on the left are units with a moderate or low profitability-risk, but making also a distinction between those units whose contribution to total MtM results is significant (upper quadrant), and those where the contribution was less significant (lower quadrant).

MtM results vs. Return



MtM annual results in US$ MM.
175
165
155
145
135
125
115
105
95
85
75
65
55
45
35
25
15
5
-5
-15
Mexico
Madrid
Brazil
New York
Portugal
Chile BS
Santiago
Colombia
Peru
Venezuela
Puerto Rico
Philippines
Uruguay
Argentina
-5
0
5
10
15
20
25
30
35
40
Return (annual result/average VaR)

Lastly, the different diameters of the circles allow one to compare the risk levels of the different business units. New York is the unit that contributed the most risk to the Group, followed, to a lesser extent, by Mexico and Madrid. As previously explained, the important franchise of clients in Spain produces low risk profiles with high revenues from intermediation, sales and market creation. The US, on the other hand, does not have this franchise and so the average daily level of VaR is higher than the accumulated result.

Stress test

Different stress test scenarios were analyzed during 2001. A scenario of maximum volatility, applying six standard deviations to different market factors, with results as at December 31 is provided below.

Maximum volatility scenario

The table below shows, at December 31, 2001, the maximum losses of value of each product (fixed income, equities and currencies), in a scenario in which a volatility equivalent to six standard deviations in a normal distribution is applied.

- The stress test shows that the economic loss suffered by the Group in the MtM result would be, if this scenario materialized in the market, US$30.9 million.

Maximum volatility Stress Test

US$ MM.

	Fixed income	Equities	Exchange rate	Total
Total	-36.82	-10.1	16.0	-30.9
Latin America	-38.2	-5.1	9.6	-33.6
US	2.7	—	3.4	6.1
Europe	-0.5	-5.0	3.0	-2.6
Asia	-0.8	—	0.0	-0.8

Stress test statistics

The following table of statistics is based on the two aforementioned scenarios.

It shows the minimum, average, maximum and year-end loss of each scenario.

Stress Test statistics

US$ MM.

Scenarios	Minimum	Average	Maximum	Year-end
Maximum volatility	-30.9	-93.9	-131.3	-30.9

B. Asset and liability management in Latin America

Quantitative analysis of interest rate risk in 2001

The graph on the evolution of risk shows that the level of interest rate risk in Latin America, measured by the sensitivity of net worth and net interest revenue to a parallel movement of 100 basis points, remained conservative, although there were significant increases in net worth sensitivity during the second and fourth quarters of 2001.

As well as the increased sensitivity of net worth in Argentina arising from the debt swaps, 2001 was a year of active management of directional portfolios with risk taken onto balance sheets in Brazil, Puerto Rico and Mexico through public securities.

Evolution of balance sheet management risk

US$ MM.


NIR
MVE
250
200
150
100
50
0
110.58
47.17
156.22
50.42
152.45
47.92
206.23
41.31
Q1 01
Q2 01
Q3 01
Q4 01

Interest rate risk profile at December 31, 2001

a) Interest rate risk gaps at December 31, 2001

The gap tables below show the distribution by maturity of the risk in Latin America at the end of 2001.

b) Geographic distribution at December 31, 2001

Net interest revenue sensitivity

For the whole of Latin America, net interest revenue budgeted for 2001 was US$4,912 million, with a consumption at the end of the year of US$41.6 million (sensitivity to 100 basis points). This represented 0.8% of the total budget. Some 70% of net interest revenue risk is concentrated in Brazil, Argentina and Mexico.

Of all the Latin American markets, Brazil's is the most developed in derivative products (mainly swaps), which makes balance sheet management more active as these products can be used to accommodate more rapidly to changes in market expectations. Brazil, over less than a year, has a positive gap in local currency and a negative one in US$.

In Argentina, the strengthening of liquidity in response to the country's crisis, largely through placements of very short-term liquidity, was the main factor that determined the level of net interest margin risk.

In Mexico, revenue sensitivity was largely due to the financing of portfolios in a market where the volume of funds in local currency at more than three months is not very broad.

Gaps in local currency

US$ MM.

	Total	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	66,056	40,553	2,760	4,966	6,365	11,413
Liabilities	72,702	44,350	2,741	2,337	4,967	18,307
Off-balance sheet	5,739	3,593	420	1,848	-136	15
Gap	-908	-205	438	4,476	1,261	-6,879

US$ gaps

US$ MM.

	Total	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	37,984	20,403	2,888	5,855	7,107	1,731
Liabilities	31,337	17,961	3,208	3,022	4,337	2,808
Off-balance sheet	-5,739	-3,857	-313	-1,515	-593	539
Gap	908	-1,415	-633	1,318	2,176	-538



Distribution of NIR sensitivity 100 b.p. by geographic area (%)
39%
Brazil
5%
Chile BS
10%
Puerto Rico
15%
Argentina
16%
Mexico
8%
B. Santiago
7%
Others
NIR sensitivity positioning 100 b.p.
US$ MM.
Local currency rates
US$ rates
Chile BS
Venezuela
Col/Pan
Mexico
Peru
Argentina
Santiago
Puerto Rico
Brazil
US$
Local currency
Bolivia, Uruguay and Paraguay are not shown as their sensitivity levels are insignificant
MVE sensitivity positioning 100 b.p.
US$ MM.
Local currency rates
US$ rates
Chile BS
Santiago
Col/Pan
Mexico
Peru
Venezuela
Puerto Rico
Brazil
Argentina
US$
Local currency
Bolivia, Uruguay and Paraguay are not shown as their sensitivity levels are insignificant

The positioning graph, obtained from the sensitivity of net interest revenue to a parallel movement of 100 basis points in the yield curve, shows the positioning of countries with regard to NIR sensitivity.

The two quadrants on the right signify an improvement in response to local currency interest rate rises, while those on the left assume an increase in the event of lower interest rates. The implications for the US$ are the same, but reflected in the upper and lower quadrants. The size of the circles represents the total sensitivity of the unit.

Net worth sensitivity

Total local equity in Latin America in 2001 amounted to US$8,090 million, with a risk consumption at the end of the year of US$233.7 million (sensitivity to 100 basis points), which represented 2.9% of total budget.

Some 63% of net worth risk is concentrated in Argentina, Mexico and Brazil.

In Argentina, net worth risk increased because of the public debt swaps. In Mexico, Brazil and Puerto Rico, most of the risk is in medium- and long-term portfolios of government securities.

MVE sensitivity 100 b.p.
18%
Brazil
14%
Puerto Rico
12%
Chile BS
27%
Argentina
6%
B. Santiago
5%
Others
18%
Mexico

The positioning graph, obtained from the sensitivity of net worth to a parallel movement of 100 basis points in the yield curve, shows the positioning of countries with regard to net worth sensitivity. The two quadrants on the right signify an improvement in response to local currency interest rate rises, while those on the left assume an increase in the event of lower interest rates. The implications for the US$ are the same, but reflected in the upper and lower quadrants. The size of the circles represents the total sensitivity of the unit.

Investment portfolios in Latin America

As the graph shows, the risk of investment portfolios, (12 month equivalent), is concentrated in Brazil and Mexico, followed by Puerto Rico and Banco Santander Chile, and largely consists of portfolios (except for Brazil, where swaps are incorporated) of local public debt securities.

Of note in Brazil, the most developed emerging market in derivatives activity, is that structural investment incorporates a large volume of swaps, which makes management of this portfolio one of the most dynamic, generating significant results in 2001.

In Puerto Rico, Chile and Mexico, management of directional portfolios made a significant contribution to the results of financial markets to the Group. Of note was Mexico where lower interest rates arising from its convergence process were exploited.

Latin American investment portfolios



4%
Santiago
19%
Mexico
6%
Others
1%
Argentina
33%
Brazil
23%
Puerto Rico
14%
Chile BS

Liquidity risk

Liquidity risk is controlled and analyzed in order to ensure that the Group maintains acceptable liquidity levels to cover its short- and long-term financing needs in normal market situations. Different scenarios reflecting the additional needs that could arise are also analyzed. All this enables the Group to anticipate a range of situations that, with varying degrees of probability, it may have to face in the future.

Stress test. Contingency plan

The Group's liquidity processes focus on preventing a crisis. Liquidity crises, and their immediate causes, cannot always be predicted. Consequently, the Group's Contingency Plan concentrates on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.

The Contingency Plan covers the activity of a local unit and of central headquarters. At the first sign of crisis, it specifies clear lines of communication and suggests a wide range of responses to different levels of crisis.

As the crisis can begin at a local or global level, each unit has to prepare a Contingency Financing Plan, indicating the amount that could be required as aid or financing from the central unit during a crisis. The Contingency Plan of each local unit must be communicated to the central unit (Madrid) every six months, so that it can be reviewed and updated; however, it must be updated in a shorter period of time if market conditions require it.

Financial management

The Group's Asset and Liability Committee (ALCO) is responsible for managing the structural balance sheet of Santander Central Hispano, including the structural risks of interest rates, liquidity and exchange rates. ALCO is also responsible for managing the Group's capital, within the policies and limits set by the relevant committees of the Board of Directors and the Markets Committee.

Management of structural interest risk

The Financial Management Area, delegated by ALCO, manages structural interest risk, derived from the gaps in repricing of interest rates and in maturity dates. These reflect in a static way Santander Central Hispano's mismatches in maturity and revision dates of interest rates for assets and liabilities. They are calculated using the contractual maturities and repricing of the different equity and off-balance sheet items, both assets and liabilities. Certain repricing hypotheses, based on the expectations of the financial environment, competition and client performance, are used for products without explicit contractual maturities.

Dynamic analysis of interest rate risk also entails calculating the sensitivity of net interest revenue to interest rate variations. To achieve this, simulations of net interest revenue for the following 12 months under different scenarios are carried out. The expected variation in net interest revenue in response to a 100 basis points parallel shift in the yield curve is also simulated. At the end of 2001, net interest revenue was positioned positively to an interest rate decline.

The Group uses a system of internal transfer rates to insulate the business units from interest rate risk, managed by ALCO on a centralized basis. Hedging operations are carried out using derivatives and the ALCO public debt portfolio in order to offset possible falls in net interest revenue as a result of interest rate variations.

Maturity and repricing *gap* as at 31.12.01

Euro MM. *Gap*	**Up to 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**	**Not sensitive**	**Total**
Money market	34,772	9,905	10,879	5,429	19,259	80,245
Loans	74,457	6,013	2,133	3,862	2,013	88,478
Other assets	—	—	—	—	22,789	22,789
Assets	**109,230**	**15,918**	**13,012**	**9,291**	**44,062**	**191,512**
Money market	36,740	4,522	433	1,934	112	43,741
Customer deposits	48,115	12,030	5,110	17,080	—	82,334
Medium and long term debts	16,093	845	—	1,448	—	18,386
Shareholders' equity and other liabilities	—	—	—	—	47,052	47,052
Liabilities	**100,948**	**17,396**	**5,543**	**20,461**	**47,164**	**191,512**
Balance sheet Gap	**8,282**	**(1,479)**	**7,469**	**(11,170)**	**(3,102)**	**—**
Off-balance sheet *Gap*	(877)	1,883	(1,065)	58	0	—
Total *Gap*	**7,405**	**405**	**6,404**	**(11,112)**	**(3,102)**	**—**
Acumulated *Gap*	**7,405**	**7,810**	**14,214**	**3,102**	**—**	**—**
US$ MM. *Gap*						
Money market	9,994	374	1,017	556	798	12,739
Loans	8,784	1,929	1,165	1,329	172	13,379
Other assets	17,642	28	—	—	2,740	20,410
Assets	**36,420**	**2,331**	**2,182**	**1,885**	**3,710**	**46,528**
Money market	14,541	956	76	1,124	—	16,697
Customer deposits	6,093	1,588	73	49	—	7,803
Medium and long term debts	16,498	565	497	635	60	18,255
Shareholders' equity and other liabilities	—	—	—	—	3,773	3,773
Liabilities	**37,132**	**3,109**	**646**	**1,808**	**3,833**	**46,528**
Balance sheet *Gap*	**(712)**	**(778)**	**1,536**	**77**	**(123)**	**—**
Off-balance sheet *Gap*	992	(825)	(297)	130	—	—
Total *Gap*	**280**	**(1,603)**	**1,239**	**207**	**(123)**	**—**
Acumulated *Gap*	**280**	**(1,323)**	**(84)**	**123**	—	—

Management of structural liquidity

Structural liquidity is derived from long-term positions or short-term positions which are considered permanent in nature. Santander Central Hispano manages its structural liquidity in order to ensure that its assets are financed in optimum conditions in terms of maturity and cost. In order to ensure this financing on a sustained basis, management objectives include maintaining the dependence on short-term markets at acceptable levels. The Group has an active presence in a wide and diversified series of financing markets, as well as a diversified portfolio of liquid or self-financing assets.

The Liquidity Plan anticipates the liquidity needs or excesses arising from business activity and from investments and divestments, enabling a strategy to be drawn up which maintains liquidity risk at reasonable levels. The Issues and Securitization Plan optimizes diversification by instruments, markets and maturities of the sources of finance, and also takes into account capitalization objectives. The Issues and Securitization Plan in 2001 raised EUR 5,718.2 million.

Issues and securitization plan 2001

Euro MM.

	Amount
Equity issues	1,823.0
Preferred shares	—
Subordinated debt	*1,823.0*
Senior debt issues	3,152.0
Short-term issues (1)	243.0
Securitization (1)	500.2
Total	**5,718.2**

(1) Change in the outstanding balance 31.12.2000/31.12.2001

The outstanding balance of securitization funds issued by the Group in Spain was EUR 5,993 million.

Liquidity contingency plans are also drawn up to evaluate the possible impact on the liquidity position of extreme scenarios in order to anticipate the best measures to minimize the impact.

Structural exchange-rate risk

Structural exchange-rate risk is largely derived from permanent investments financed in Euro and denominated in other currencies. The book value of each investment generates a currency position in the currency in which it is denominated, giving rise to the corresponding difference with regard to the Euro.

Coverage of these investments is usually not carried out because the cost is excessively high in relation to the expected levels of currency depreciation, which impact the Group's reserves but not its results.

Certain one-off hedges of permanent investments are made when it is believed that the market is not adequately discounting a strengthening/weakening of the relevant currency against the Euro. In addition, operations are carried out to hedge the currency risk of the Group's results in Latin America.

Outstanding balance of securitized funds issued by the Santander Central Hispano Group in Spain

Euro MM.

	31.12.2001
F.T.H.:Hipotebansa III	28.6
F.T.H.:Hipotebansa IV	74.9
F.T.H.:Hipotebansa V	87.9
F.T.H.:Hipotebansa VI	130.0
F.T.H.:Hipotebansa VII	188.9
F.T.H.:Hipotebansa VIII	218.1
F.T.H.:Hipotebansa IX	395.8
F.T.A.:Santander 1	2,191.1
F.T.H.:Banesto 1	461.3
F.T.H.:Banesto 2	551.7
F.T.H.:Banesto 3	501.0
F.T.H.:UCI 1	9.0
F.T.H.:UCI 2	22.2
F.T.H.:UCI 3	23.1
F.T.H.:UCI 4	100.5
F.T.H.:UCI 5	188.5
F.T.A.:UCI 6	377.5
F.T.A.:UCI 7	442.6
Total	**5,992.7**

Management of capital

One of ALCO's objectives is to optimize the relation between the Group's solvency level and the cost of that solvency. The goal is to maintain a BIS ratio of over 12%, although sometimes the ratio can be lower because of a possible concentration of investments.

The Group manages both eligible equity and risk assets to optimize solvency, the latter through securitizations and the use of derivatives. Management of eligible equity is carried out through a Capital Plan whose objective is to optimize the volume and composition of the different sections («tiers») in terms of cost and target level.

Auditor's report
Consolidated financial statements
Management report
Balance sheet and income statement of
Banco Santander Central Hispano

Responsibility for the information

The consolidated financial statements included in this report are presented in accordance with Bank of Spain regulations and were prepared by the directors of Banco Santander Central Hispano, S.A. from the accounting records of the Bank and of its dependent and associated companies.

The Bank's directors are responsible for defining the accounting policies and designing and maintaining the internal control systems to provide reasonable assurance that the accounting records are reliable, to make the preparation and presentation of the financial statements more effective and to safeguard the Group's assets against unnecessary losses or unauthorized uses.

The Bank's Board of Directors expressly undertakes the general function of supervision of the Group's transactions and to discharge its duties in this respect directly and on a non-delegation basis. Its Audit and Compliance Committee is entrusted, inter alia, with the following duties in the areas of information, accounting control and assessment of the compliance system:

1. To propose the appointment of the auditors, the terms of their engagement, the scope of their services and, if appropriate, their revocation or non-renewal.
2. To revise the Bank's financial statements and the Group's consolidated financial statements, monitoring compliance with legal requirements and the proper application of generally accepted accounting principles.
3. To serve as a communication channel between the Board of Directors and the auditors, and assess the findings of each audit and the replies of the management team to their recommendations.
4. To check the adequacy and integrity of the internal control systems.
5. To monitor any situations which might involve risk for the independence of the auditor and, specifically, to check the percentage that the fees paid in all connections represent with respect to the auditors' total revenues. The fees paid must be disclosed publicly.
6. To monitor, before public disclosure, the periodic financial information furnished by the Bank and the Group to the markets and to their supervisory bodies, making sure that this information is prepared in accordance with the same principles and practices as the financial statements.
7. To examine compliance with the Code of Conduct in connection with the securities markets and, in general, with the rules of governance of the Bank and the Group.

For these purposes, the Audit and Compliance Committee has met on a quarterly basis with the Controller and with Internal Audit and Control Management of the Bank and the Group and with their external auditors to analyze their reports and recommendations.

Our external auditors, Arthur Andersen, examine each year the financial statements of nearly all the companies composing the Santander Central Hispano Group to issue their professional opinion thereon. The external auditors are regularly informed of our controls and procedures, define and perform their audit tests with full freedom and have free access to the Chairman, First Deputy Chairman and CEO and to the Deputy Chairmen of the Board of Directors, to set forth their conclusions and discuss their recommendations for improving the efficiency of the internal control systems.

The Chairman of the Audit and Compliance Committee has met periodically with the auditors to ensure the effectiveness of their audit and to analyze the possible situations which might put their independence at risk. In this connection, following the most advanced practices in shareholder information transparency, he reports that the fees incurred by the Group for the audits of the more than 500 companies composing it amounted to €9.89 million in 2001.

To facilitate analysis of the situations which might put the independence of our auditors at risk from the quantitative and qualitative standpoints, we set forth below significant information on the criteria established by the «O'Malley Panel» and in other relevant international documents for the purpose of evaluating the effectiveness of the audit function:

1. The ratio of audit fees to the audited entity's revenues: The audit fees paid by the Group, including those arising from the nonaccounting reports required by legal and tax regulations emanating from the various national supervisory bodies in the countries in which the Group operates, with respect to the Group's total financial revenues (a commonly accepted indicator of the business volume of financial institutions) are 21% lower than the average of similar ratios of other international groups comparable to the Santander Central Hispano Group and 33% lower (in nominal terms) than the corresponding figure in 2000.

   This decrease, made in the context of rationalization of the Group's costs, was due, inter alia, to the improvements to the administrative processes used by the recently-acquired entities, to the concentration of the entities that operate in particular countries and to the evolution of certain Latin American countries' exchange rates.

2. Ratio of the audit fees to the fees billed by the auditors for non-attest work: The information available on numerous listed multinational companies shows that, on average, the annual fees paid by these companies to their auditors for non-attest work are 2.4 times the fees they pay for audit services.

   In the Group's case, this ratio is lower than 1, since the fees for non-attest work amount to €7.4 million.

3. The relative importance of fees generated by a client with respect to the total revenues of the audit firm: In accordance with the sensitivity thresholds set by the U.S. Securities and Exchange Commission, the independence of an audit firm is questionable if 15% or more of its total revenues are obtained from any one client.

   In 2001, our auditors billed the Group for less than 0.2% of their total revenues; a similar percentage to that represented by the fees invoiced to the Group by our auditors with respect to our general administrative expenses, excluding personnel expenses.

Based on the foregoing, the Audit and Compliance Committee considers that there are no objective reasons to question the independence of our auditors.



Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27). In the event of a discrepancy, the Spanish-language version prevails.

Auditors' report on consolidated financial statements

To the Shareholders of
Banco Santander Central Hispano, S.A.:

1. We have audited the consolidated financial statements of BANCO SANTANDER CENTRAL HISPANO, S.A. (the «Bank») and Companies composing, together with the Bank, the SANTANDER CENTRAL HISPANO GROUP (the «Group» – Notes 1 and 3), which consist of the consolidated balance sheets as of December 31, 2001, 2000 and 1999, and the related consolidated statements of income and notes to consolidated financial statements for the years then ended. The preparation of these consolidated financial statements is the responsibility of the Bank's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. The merger of Banco Santander, S.A. and Banco Central Hispanoamericano, S.A. through the absorption of the latter by the former (which changed its corporate name), as established in the merger plan, was formally executed on April 17, 1999 (Note 1).

3. Pursuant to Rule 13.4 of Bank of Spain Circular 4/1991 and after authorization by the Bank of Spain and by the respective Shareholders' Meetings, the Bank and other Group entities recorded in 2001, 2000 and 1999 - with a charge to unrestricted reserves (approximately €452 million; €496 million and €802 million, respectively) and to the related deferred tax asset accounts (approximately €244 million; €267 million and €413 million, respectively) - the allowances required to cover the commitments to employees who took early retirement in those years through the date of effective retirement (Notes 2-j, 17 and 21).

4. As required by the Bank of Spain, the «Reserves» caption in the consolidated balance sheets as of December 31, 2001 and 2000, includes approximately €3,738 million for the difference between the market value of the holdings in the capital stock of certain entities acquired in 2000 and the amount at which certain Bank shares were issued - pursuant to Article 159.1.c of the revised Spanish Corporations Law - for these acquisitions (Notes 20 and 21). This addition to the Group's reserves gave rise to a corresponding increase in the acquisition cost of the holdings acquired (Notes 10 and 11).

5. In our opinion, the 2001, 2000 and 1999 consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of the Santander Central Hispano Group as of December 31, 2001, 2000 and 1999, and of the results of its operations and of the funds obtained and applied by it in the years then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a consistent basis.

6. The accompanying management report for 2001 contains the explanations which the directors of the Bank consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the management report is consistent with that contained in the consolidated financial statements for 2001. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the Group and associated entities.

ARTHUR ANDERSEN

January 22, 2002



Banco Santander Central Hispano, S.A. and companies composing the Santander Central Hispano Group. Consolidated balance sheets as of December 31, 2001, 2000 and 1999 (Notes 1, 2, 3 and 4).

			Thousands of Euros
	2001	**2000**	**1999**
Assets			
Cash on hand and on deposit at Central Banks:			
Cash on hand	2,472,131	2,483,658	1,884,077
Cash at Bank of Spain	2,109,979	1,797,874	2,349,525
Cash at other central banks	5,200,089	4,090,140	1,993,287
	9,782,199	8,371,672	6,226,889
Government debt securities (Note 5)	24,694,890	22,754,931	29,717,584
Due from credit entities (Note 6):			
Demand deposits	5,612,648	5,582,110	4,467,912
Other	37,376,642	31,181,980	25,758,369
	42,989,290	36,764,090	30,226,281
Loans and credits (Note 7)	173,822,046	169,384,197	127,472,077
Debentures and other fixed-income securities (Note 8)			
Public-sector issuers	32,080,620	33,723,607	16,240,405
Other issuers	10,223,775	12,838,069	9,373,361
	42,304,395	46,561,676	25,613,766
Common stocks and other equity securities (Note 9)	7,807,911	6,448,914	5,526,150
Holdings in non-group companies (Note 10)	6,661,805	7,719,700	4,036,734
Holdings in group companies (Note 11)	1,227,351	1,155,969	861,010
Intangible assets:			
Incorporation and start-up expenses	12,759	61,622	61,195
Other deferred charges	861,022	619,060	354,783
	873,781	680,682	415,978
Goodwill in consolidation (Note 12):			
Companies consolidated by the global integration method	8,792,711	10,038,982	1,494,230
Companies carried by the equity method	1,075,986	1,593,800	1,048,369
	9,868,697	11,632,782	2,542,599
Property and equipment (Note 13):			
Land and buildings for own use	3,758,784	4,043,555	3,229,695
Other property	518,637	611,319	755,941
Furniture, installations and other	2,076,509	2,050,629	1,901,160
	6,353,930	6,705,503	5,886,796
Treasury stock	21,378	56,062	35,694
Other assets	21,076,637	19,975,250	9,220,445
Accrual accounts	9,126,074	9,729,160	7,819,714
Prior years' losses at consolidated companies (Note 21)	1,527,129	987,377	836,735
Total assets	**358,137,513**	**348,927,965**	**256,438,452**
Memorandum accounts (Note 23)	85,606,110	89,601,751	68,170,478

Banco Santander Central Hispano, S.A. and companies composing the Santander Central Hispano Group. Consolidated balance sheets as of December 31, 2001, 2000 and 1999 (Notes 1, 2, 3 and 4).

			Thousands of Euros
	2001	2000	1999
Liabilities and equity			
Due to credit entities (Note 14)	53,929,789	68,010,963	63,252,215
Customer deposits (Note 15):			
Savings deposits-			
Demand	75,481,038	67,287,855	49,338,388
Time	52,759,866	60,250,328	46,503,366
Other deposits-			
Demand	1,137,361	1,539,312	1,405,407
Time	52,149,027	40,476,981	24,325,983
	181,527,292	169,554,476	121,573,144
Marketable debt securities (Note 16):			
Bonds and debentures outstanding	21,229,154	20,085,957	13,970,755
Promissory notes and other securities	20,379,942	14,079,953	10,114,006
	41,609,096	34,165,910	24,084,761
Other liabilities	11,254,425	11,062,469	10,807,965
Accrual accounts	9,473,748	10,454,582	7,520,158
Provisions for contingencies and expenses (Note 17):			
Pension allowance	9,021,366	8,652,369	2,080,235
Other provisions	7,895,923	6,794,863	2,157,790
	16,917,289	15,447,232	4,238,025
General risk allowance	132,223	132,223	132,223
Negative difference in consolidation	17,333	154,899	26,927
Consolidated income for the year:			
Group	2,486,303	2,258,141	1,575,108
Minority interests (Note 19)	840,606	800,987	596,919
	3,326,909	3,059,128	2,172,027
Subordinated debt (Note 18)	12,995,991	10,729,941	8,098,668
Minority interests (Note 19)	7,433,330	8,331,723	6,340,089
Capital stock (Note 20)	2,329,681	2,280,118	1,833,897
Additional paid-in capital (Note 21)	8,651,004	8,078,240	3,219,988
Reserves (Note 21)	5,423,738	5,394,432	1,549,962
Revaluation reserves (Note 21)	42,666	42,666	42,666
Reserves at consolidated companies (Note 21)	3,072,999	2,028,963	1,545,737
Total liabilities and equity	**358,137,513**	**348,927,965**	**256,438,452**

The accompanying Notes 1 to 27 and Exhibits I to III are an integral part of the consolidated balance sheets as of December 31, 2001, 2000 and 1999.

Banco Santander Central Hispano, S.A. and companies composing the Santander Central Hispano Group.
Consolidated statements of income for the years ended December 31, 2001, 2000 and 1999 (Notes 1, 2, 3 and 4).

	Thousands of Euros		
	2001	**2000**	**1999**
(Debit) Credit			
Interest and similar revenues (Note 25)	**28,116,759**	**29,159,725**	**19,612,041**
Of which: fixed-income securities	*5,318,056*	*4,292,248*	*3,503,810*
Interest and similar expenses (Note 25)	**(18,408,400)**	**(21,294,358)**	**(13,273,785)**
Income from equity securities (Note 25):			
Common stocks and other equity securities	124,734	130,822	91,414
Holdings in non-Group companies	408,165	271,898	207,698
Holdings in Group companies	15,506	21,474	32,569
	548,405	**424,194**	**331,681**
Net interest revenue	**10,256,764**	**8,289,561**	**6,669,937**
Fees collected (Note 25)	**5,535,183**	**4,762,378**	**3,691,386**
Fees paid (Note 25)	**(913,448)**	**(749,384)**	**(614,252)**
Gains (losses) on financial transactions (Note 25)	**685,142**	**702,102**	**379,623**
Net ordinary revenue	**15,563,641**	**13,004,657**	**10,126,694**
Other operating revenues (Note 25)	**118,700**	**201,622**	**148,901**
General administrative expenses:			
Personnel expenses (Note 25)	(5,258,297)	(4,450,957)	(3,775,798)
Of which:			
Wages and salaries	*(3,794,237)*	*(3,299,881)*	*(2,783,888)*
Employee welfare expenses	*(841,104)*	*(716,064)*	*(609,583)*
Of which: Pensions	*(162,910)*	*(130,666)*	*(82,236)*
Other administrative expenses (Note 25)	(3,142,686)	(2,845,408)	(2,067,385)
	(8,400,983)	**(7,296,365)**	**(5,843,183)**
Depreciation, amortization and writedown of property and equipment and intangible assets (Note 13)	**(987,319)**	**(900,148)**	**(735,783)**
Other operating expenses	**(349,585)**	**(321,205)**	**(217,651)**
Net operating revenue	**5,944,454**	**4,688,561**	**3,478,978**
Net income from companies carried by the equity method (Notes 10 and 11)			
Share in income of companies carried by the equity method	1,102,479	1,130,474	615,262
Share in losses of companies carried by the equity method	(156,930)	(82,831)	(52,150)
Value adjustments due to collection of dividends	(423,671)	(293,372)	(240,267)
	521,878	**754,271**	**322,845**
Amortization of goodwill in consolidation (Note 12)	**(1,872,952)**	**(598,548)**	**(648,005)**
Gains on group transactions:			
Gains on disposal of holdings in companies consolidated by the global integration method	7,314	5,397	37,395
Gains on disposal of holdings carried by the equity method	1,173,987	374,701	703,340
Gains on transactions involving controlling company shares and Group financial liabilities	4,520	15,404	37,714
Reversal of negative differences in consolidation	—	3,943	—
	1,185,821	**399,445**	**778,449**
Losses on group transactions:			
Losses on disposal of holdings in companies consolidated by the global integration method	(451)	(168)	(3,630)
Losses on disposal of holdings carried by the equity method	(5,884)	(11,678)	(40,238)
Losses on transactions involving controlling company shares and Group financial liabilities	(10,037)	(2,753)	(30,075)
	(16,372)	**(14,599)**	**(73,943)**
Writeoffs and credit loss provisions (net) (Note 7)	**(1,586,017)**	**(1,048,345)**	**(988,070)**
Writedown of long-term financial investments (net)	**(751)**	**(613)**	**(3,955)**
Extraordinary income (Note 25)	**3,005,644**	**451,390**	**413,502**
Extraordinary loss (Note 25)	**(2,944,400)**	**(857,566)**	**(564,218)**
Income before taxes	**4,237,305**	**3,773,996**	**2,715,583**
Corporate income tax (Note 22)	(465,664)	(392,762)	(352,199)
Other taxes (Note 22)	(444,732)	(322,106)	(191,357)
Consolidated income for the year	**3,326,909**	**3,059,128**	**2,172,027**
Income attributed to minority interests (Note 19)	840,606	800,987	596,919
Income attributed to the Group	**2,486,303**	**2,258,141**	**1,575,108**

The accompanying Notes 1 to 27 and Exhibits I to III are an integral part of the consolidated statements of income for the years ended December 31, 2001, 2000 and 1999.

Banco Santander Central Hispano, S.A. and Companies Composing the Santander Central Hispano Group Notes to Consolidated Financial Statements for the Years Ended December 31, 2001, 2000 and 1999

(1) Description of the Bank, merger of Banco Santander, S.A. and Banco Central Hispanoamericano, S.A., basis of presentation of the consolidated financial statements and other information

Description of the Bank

Banco Santander Central Hispano, S.A. («the Bank») is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted in its registered office at Paseo de Pereda 9-12, Santander.

Merger of Banco Santander, S.A. and Banco Central Hispanoamericano, S.A.

On January 15, 1999, the Boards of Directors of Banco Santander, S.A. and of Banco Central Hispanoamericano, S.A. prepared a plan for the merger of the latter into the former. This merger plan was approved by the respective Shareholders' Meetings on March 6, 1999.

As a result of the merger, Banco Santander, S.A. changed its name to «Banco Santander Central Hispano, S.A.» through the related resolution of the Shareholders' Meeting that approved the merger.

Merger exchange ratio

The exchange ratio for the shares of the two Banks, determined on the basis of the actual value of the net worth of the two entities was, with no supplementary cash compensation of any kind, as follows: three newly issued shares of Banco Santander, S.A. of Ptas. 115 par value each with the same characteristics and rights as those existing at the time of issue, for every five shares of Banco Central Hispanoamericano, S.A. of Ptas. 84 par value each.

Merger balance sheets

For the purposes of Article 239.1 of the Corporations Law, the merger balance sheets were deemed to be those of the two companies as of December 31, 1998, which, prior to adoption of the merger resolution, were submitted for approval by the related Shareholders' Meetings.

In accordance with the provisions of Bank of Spain Circular 4/1991 for mergers, the merger balance sheet of Banco Santander, S.A. revalued property for own use and rights on leased assets by €449,942,000, which gave rise to an increase in reserves of €292,465,000 and to deferred tax of €157,477,000.

The effect of this revaluation on the consolidated balance sheet as of December 31, 2000, amounted to €339,842,000 (Note 13), after eliminating the reserves arising from the revalued property which was leased by Banco Santander, S.A. from other Group companies under financial lease contracts. As a result, the net effect on the Group's consolidated reserves as of December 31, 1999, amounted to €220,902,000 (Note 21), net of the related deferred tax of €118,940,000 (recorded under the «Other Liabilities – Accrued Taxes Payable» caption - Note 22), the balance of which amounted to €110.4 million as of December 31, 2001. Subsequently, in accordance with Rule 3.13 of Bank of Spain Circular 4/1991, all the amount of the revaluation was used to cover certain expenses and writedowns arising from the merger, after recording the related deferred tax asset of €118,940,000 (recorded under the «Other Assets – Tax Receivables» caption – Note 22), the balance of which amounted to €62.8 million as of December 31, 2001.

Basis of presentation of the consolidated financial statements

The consolidated financial statements of the Bank and of the companies which, together with it, compose the Santander Central Hispano Group («the Group») are presented in the formats stipulated by Bank of Spain Circular 4/1991 and subsequent amendments, and, accordingly, they give a true and fair view of the consolidated net worth, financial position and results of the Group. These consolidated financial statements, which were prepared by the Bank's directors from the accounting records of the Bank and of each of the companies composing the Group and include the adjustments and reclassifications required to conform the accounting principles and presentation criteria followed by certain dependent companies -mainly those abroad- with those applied by the Bank (Note 2).

The 2000 and 1999 consolidated financial statements were approved by the Shareholders' Meetings of the Bank on March 10, 2001, and March 4, 2000, respectively.

The 2001 consolidated financial statements of the Group, the Bank and almost all the consolidated companies have not yet been approved by the respective Shareholders' Meetings. However, the Bank's Board of Directors considers that they will be approved without material changes.

Corporate resolutions

The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank's Shareholders' Meetings on March 10, 2001, January 18 and March 4, 2000, will have no effect on the financial statements of the Bank and the Group. On April 25, 2001, the Santander Court of First Instance number 1 rejected in full a claim contesting the resolutions approved at the Shareholders' Meeting on January 18, 2000. An appeal has been filed.

Accounting policies

The consolidated financial statements of the Group were prepared in accordance with the generally accepted accounting principles and valuation methods described in Note 2, which basically coincide with those established by Bank of Spain Circular 4/1991 and subsequent amendments thereto. All obligatory accounting principles and valuation methods with a material effect on the consolidated financial statements were applied in preparing them.

Consolidation principles

The companies whose business activity is directly related to that of the Bank and which are directly or indirectly 50% or more owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank and constitute, together with the Bank, a single decision-making unit, were consolidated by the global integration method.

All significant accounts and transactions between consolidated companies were eliminated in consolidation. The equity of third parties in the Group is presented under the «Minority Interests» caption and in the «Consolidated Income for the Year - Minority Interests» account in the consolidated balance sheets (Note 19).

The holdings in companies controlled by the Bank and not consolidable because their business activity is not directly related to that of the Bank (Note 11) and the holdings in other companies with which the Group has a lasting relationship and which are intended to contribute to the Group's business activities, in which the Group's ownership interests are equal to or exceed 20% -3% if listed- («associated companies» - Note 10), are carried at the fraction of the investees' net worth corresponding to such holdings, net of the dividends collected from them and other net worth eliminations (equity method).

The income or loss generated by companies acquired in each year is consolidated by taking into account only the income or loss relating to the period between the acquisition date and the related year-end.

Determination of net worth

In evaluating the Group's net worth, the balances of the following captions in the accompanying consolidated balance sheets should be taken into consideration:

	Thousands of Euros		
	2001	**2000**	**1999**
Capital stock (Note 20)	2,329,681	2,280,118	1,833,897
Reserves (Note 21)-			
Additional paid-in capital	8,651,004	8,078,240	3,219,988
Reserves	5,423,738	5,394,432	1,549,962
Revaluation reserves	42,666	42,666	42,666
	14,117,408	13,515,338	4,812,616
Reserves at consolidated companies	3,072,999	2,028,963	1,545,737
Prior years' losses at consolidated companies	(1,527,129)	(987,377)	(836,735)
Total reserves	15,663,278	14,556,924	5,521,618
Add- Consolidated income for the year- Group	2,486,303	2,258,141	1,575,108
Less-			
Other assets-			
Interim dividend paid (Note 4)	(685,380)	(597,047)	(403,459)
Interim dividend not yet paid	—	(301,482)	(201,730)
Treasury stock (Notes 20 and 21)	(21,378)	(56,062)	(35,694)
	(706,758)	(954,591)	(640,883)
Net worth per books at year-end	**19,772,504**	**18,140,592**	**8,289,740**
Less-			
Third interim dividend (Note 4)	(350,039)	—	—
Final dividend (Note 4)	(294,043)	(342,690)	(263,496)
Net worth, after the distribution of income for the year	**19,128,422**	**17,797,902**	**8,026,244**

Equity

The entry into force of Law 13/1992 and Bank of Spain Circular 5/1993 and subsequent amendments introduced new regulations governing minimum equity requirements for credit entities at both individual and consolidated group levels.

As of December 31, 2001, 2000 and 1999, the computable equity of the Group was higher than the minimum requirements stipulated by the above-mentioned legislation.

Detail of risk provisions and coverage

In accordance with the Bank of Spain regulations, the risk provisions and coverage are presented as assigned to the related assets and/or in specific accounts. The detail of the aggregate risk provisions, coverage and guarantees, disregarding their accounting classification, is as follows:

			Thousands of Euros
	2001	2000	1999
Credit loss allowance-			
Due from credit entities (Note 6)	107,107	279,405	154,166
Of which: Country risk	*67,999*	*152,212*	*117,324*
Loans and credits (Note 7)	5,287,314	5,172,184	3,465,081
Of which: Country risk	*262,760*	*153,114*	*238,307*
Debentures and other fixed-income securities (Note 8)	188,453	198,881	210,252
Of which: Country risk	*12,177*	*32,173*	*30,988*
	5,582,874	**5,650,470**	**3,829,499**
Security price fluctuation allowance-			
Government debt securities (Note 5)	10,182	3,696	517
Debentures and other fixed-income securities (Note 8)	298,775	313,079	181,373
Common stocks and other equity securities (Note 9)	522,640	618,406	179,775
	831,597	**935,181**	**361,665**
Pension commitments (*) (Note 2-j)-			
At Spanish companies	6,626,201	5,966,704	5,215,763
Of which: Other assets	*3,240,237*	*3,170,597*	—
At foreign companies	4,033,609	3,541,307	261,170
	10,659,810	**9,508,011**	**5,476,933**
General risk allowance (**)	**132,223**	**132,223**	**132,223**
Tangible fixed asset allowance-			
Foreclosed assets (Note 13)	563,455	623,881	404,499
Other assets	131,652	99,702	69,327
	695,107	**723,583**	**473,826**
Other asset allowances	**243,013**	**219,117**	**230,091**
Other provisions for contingencies and expenses (Note 17)	**7,895,923**	**6,794,863**	**2,157,790**
Total	**26,040,547**	**23,963,448**	**12,662,027**

(*) As indicated in Note 2-j, a portion of the coverage of these commitments is not recorded in the consolidated balance sheets. The consolidated balance sheets as of December 31, 2001 and 2000, do not include the pension commitments of foreign companies which are covered by contracts taken out with insurance companies and, prior to the entry into force of Bank of Spain Circular 5/2000 (see the «Comparative Information» heading), the pension commitments covered by insurance entities were not recorded.

(**) In application of the regulation set by the Bank of Spain, the balance of this allowance is deemed to form part of the Group's net worth reserves for the purposes of complying with capital adequacy requirements.

Argentina

The Argentinean authorities have devalued the Argentinean peso relative to the U.S. dollar and taken several additional measures (limit on withdrawals from bank deposits, maintenance of the 1 Argentinian Peso to 1 US Dollar exchange rate for certain bank balances, etc.). In view of the current uncertainty and possible future events in Argentina, in accordance with the Group's traditional policy of prudence in valuation, the 2001 consolidated financial statements include the following:

1. The financial statements as of December 31, 2001, of all the Group entities located in Argentina were translated to euros at an average exchange rate of 1.498 Argentinian Pesos to 1 Euro (equivalent to 1.7 Argentinian Pesos to 1 US Dollar, which was a representative market exchange rate as of the date of preparation of these financial statements). The net worth effect of this translation amounted to approximately €505 million and is recorded, as stipulated in Bank of Spain Circular 4/1991, under the «Prior Years' Losses at Consolidated Companies» caption (Note 21).

2. A specific allowance of €1,287 million was recorded (€1,244 million of which were recorded a charge to the «Extraordinary Loss» caption in the consolidated statement of income) to cover—after considering the translation differences referred to in the preceding paragraph—the net book value of the Group banks located in Argentina (€774 million) and to the goodwill in consolidation arising from these entities (€513 million – Note 12) which had not been amortized as of December 31, 2001 (see Note 17).

   This allowance includes the coverage of the investment relating to the exercise of the purchase option on the shares of Banco del Río de la Plata, S.A., as discussed in Note 3.

3. The potential gains arising from the structural position in foreign currency of the Argentinean entities were not recorded as revenues.

The directors of the Bank consider that the provisions recorded in 2001, which are equal to the total amount of the investment, reasonably cover the maximum losses which might be incurred by the Group as a result of the situation described above.

Comparative information

The major aspects which may affect the comparability of the information contained in the consolidated financial statements for 2001, 2000 and 1999, are as follows:

Bank of Spain Circular 9/1999

Bank of Spain Circular 9/1999 introduced certain amendments to Circular 4/1991, some of which were taken into account in preparing the 1999 consolidated financial statements, while certain other amendments came into force in the year 2000.

The amendments which came into force on July 1, 2000, relate basically to the recording of a supplementary allowance for the statistical coverage of credit losses (Note 2-c).

Bank of Spain Circular 5/2000

Bank of Spain Circular 5/2000 introduced several amendments to Circular 4/1991, basically relating to the coverage of pension commitments.

Under this Circular accrued pension commitments and contingencies (in accordance with Royal Decree 1588/1999 enacting the Regulations on the instrumentation of the employers' pension commitments to employees) must be valued and covered using objective criteria, which must be at least as strict as those set forth in the aforementioned Regulations. These criteria are mainly that the applicable assumed annual interest rate shall not exceed 4% and that the life expectancy, mortality and disability tables to be used (if other than those relating to the past experience of the group concerned, properly checked) shall be those relating to domestic or foreign past experience, properly adjusted. The Bank of Spain extended to credit entities the requirement to use the Swiss GRM/F-95 past experience tables because they meet the requirements relating to the principle of prudence.

Finally, Bank of Spain Circular 5/2000 specifies the transitional system for adaptation of the new pension commitment regulations, which is as follows:

1. Credit entities which have recorded an in-house allowance and opt to convert it into an external pension fund shall transfer thereto the recorded allowance in a maximum period of 10 years. If during the externalization process differences arise between the amounts to be externalized calculated by applying the new valuation methods and the in-house allowance as of December 31, 1999, such differences shall be recorded with a charge to income over a maximum period of nine years if the externalization is instrumented in an insurance contract (14 years if instrumented in a pension plan).

2. The credit entities that opt to maintain their pension allowances in-house shall record the difference between the recorded allowances as of December 31, 1999, and the allowances calculated by applying the new valuation methods as an in-house pension allowance, with a balancing entry in a debit-balance account (which is presented in the consolidated balance sheets as of December 31, 2001 and 2000, offsetting the pension allowances) which shall be reduced each year with a charge to the consolidated statement of income by at least one-tenth of the beginning balance (Note 2-j). The «Extraordinary Loss» caption in the 2001 consolidated statement of income (Note 25) includes €129,963,000 of annual amortization recorded in connection with the foregoing (€130,955,000 in 2000).

Also, the Circular stipulates that if an entity covers, fully or partially, the contingencies arising from the pension commitments referred to in Royal Decree 1588/1999 by taking out insurance contracts, the insured commitments (determined as the amount of the net level premium reserves to be recorded by the insurer) shall be recorded under the «Provisions for Contingencies and Expenses – Pension

Allowance» caption, with a charge to the «Other Assets» caption in the balance sheet. As of December 31, 2001, the amount of the aforementioned insured commitments was €3,240 million (€3,171 million as of December 31, 2000 - Notes 2-j and 17).

Additionally, the valuation differences arising exclusively from the fact that the investments relating to the insurance contracts are at interest rates exceeding those applied in calculating the commitments to employees (4% annually), are recorded as an in-house pension allowance, with a balancing entry in a debit-balance account (which is recorded in the consolidated balance sheets as of December 31, 2001 and 2000, offsetting the pension allowance), which is reduced (with a charge to the «Interest and Similar Expenses» caption in the consolidated statement of income – Note 25) at the appropriate rate so that, taken together with the allocable cost resulting from the increase in the recorded in-house pension allowance arising from the rate of return used to calculate it, it is equal to the increase in value of the assets added (recorded with a credit to the «Interest and Similar Revenues» caption in the consolidated statement of income - Note 25), thus neutralizing the effect on income.

As of December 31, 2001 and 2000, the aforementioned valuation differences amounted to €1,234 million and €1,342 million, respectively (Note 2-j).

Additionally, Bank of Spain Circular 5/2000 permits the recording of certain labor obligations over a maximum period of five years («Other Commitments» – Note 2-j). These liabilities are recorded under the «Provisions for Contingencies and Expenses – Pension Allowance» caption (Note 17), with a charge to «Extraordinary Loss» (Note 25).

(2) Accounting principles and valuation methods

The accounting principles and valuation methods applied in preparing the consolidated financial statements were as follows:

a) Recognition of revenues and expenses

Revenues and expenses are generally recognized for accounting purposes on an accrual basis, the interest method being applied for transactions whose settlement periods exceed 12 months. However, in accordance with the principle of prudence and with Bank of Spain regulations, the interest earned on nonperforming, disputed or doubtful loans, including interest subject to country risk in countries classified as experiencing temporary difficulties and as doubtful or very doubtful, is not recognized as a revenue until it is collected.

b) Foreign currency transactions

Since January 1, 1999, the currency of the Spanish monetary system is the euro, which fully and uninterruptedly succeeded the peseta as the currency of the national monetary system.

Translation methods

Balances denominated in foreign currencies, including those of the financial statements of the consolidated companies and branches in non-EMU countries, were translated to euros at the year-end average official exchange rates in the Spanish spot foreign currency market, except for:

1. The balances funded in euros relating to the capital amounts assigned to branches in non-EMU countries and to the reserves and undistributed earnings of companies and branches in non-EMU countries, which were translated at historical exchange rates.

2. The revenue and expense accounts of the consolidated companies and branches in non-EMU countries, which were translated at the average exchange rates in each year.

3. The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions were translated to euros at the year-end exchange rates prevailing in the forward foreign currency market.

Recording of exchange differences

The exchange differences arising from application of the above-mentioned translation methods are recorded as follows:

1. The net debit and credit differences arising in the consolidation process are recorded under the «Prior Years' Losses at Consolidated Companies» and «Reserves at Consolidated Companies» captions, respectively, in the consolidated balance sheets, net of the portion of these differences relating to minority interests (Note 21).

2. The remaining exchange differences are recorded under the «Gains (Losses) on Financial Transactions» caption in the consolidated statements of income (Note 25), and those relating to nonhedging forward transactions are included under the «Other Assets» or «Other Liabilities» caption in the consolidated balance sheets.

Certain companies located in countries with specific accounting regulations on the recording of adjustments for inflation (basically Chile, Mexico, Uruguay, Bolivia and Peru) record debits and credits in their income statements to adjust their assets and liabilities for inflation. These debits and credits are recorded under the «Extraordinary Loss» and «Extraordinary Income» captions in the consolidated statements of income. The detail of these items is as follows:

			Thousands of Euros
	2001	2000	1999
Extraordinary income-			
Other revenues	15,332	48,015	53,352
Extraordinary loss-			
Other expenses	(57,133)	(116,049)	(47,985)
	(41,801)	**(68,034)**	**5,367**

c) Credit loss allowance

The credit loss allowances, which are recorded as a reduction of the «Due from Credit Entities», «Loans and Credits» and «Debentures and Other Fixed-Income Securities» captions on the asset side of the consolidated balance sheets, are intended to cover possible losses in the full recovery of all types of risk transactions, except off-balance-sheet risks, arranged by the consolidated companies in the course of their business activity.

The credit loss allowances were calculated as follows:

1. Allowance for risks in Spain and abroad, excluding country risk:

   a. Specific allowances: on a case-by-case basis, based on the loan recovery expectations and, as a minimum, by application of the coefficients stipulated in Bank of Spain regulations. The credit loss allowance is increased by provisions from period income and is decreased by chargeoffs of debts deemed to be uncollectible or which have been nonperforming for more than three years (six years in the case of mortgage loans with effective coverage) and by releases, where appropriate, of the provisions recorded for debts subsequently recovered (Note 7).

   b. General-purpose allowance: additionally, in accordance with Bank of Spain regulations, an additional general-purpose allowance, equal to 1% of the loans, private-sector fixed-income securities, contingent liabilities and doubtful assets for which provision is not mandatory (0.5% for certain mortgage loans) has been provided for losses not specifically identified at year-end.

2. Country-risk allowance: on the basis of the estimated classification of the degree of debt-servicing difficulty being experienced by each country (Note 7).

3. Allowance for the statistical coverage of credit losses: additionally, from July 1, 2000, the Group is required to record an allowance for the statistical coverage of the unrealized credit losses on the various homogeneous loan portfolios, by charging each quarter to the «Writeoffs and Credit Loss Provisions» caption in the consolidated statement of income for each of the consolidated companies, the positive difference resulting from subtracting the net specific provisions for credit losses recorded in the quarter from one-fourth of the statistical estimate of the overall unrealized loan losses on the various homogeneous loan portfolios (credit risk of each portfolio multiplied by the coefficients which range from 0% to 1.5%). If the resulting difference were negative, the amount would be credited to the consolidated statement of income with a charge to the allowance recorded in this connection (to the extent of the available balance).

The provisions recorded to cover the Group's losses which may be incurred as a result of the off-balance-sheet risks maintained by the consolidated companies are included under the «Provisions for Contingencies and Expenses - Other Provisions» caption in the consolidated balance sheets (Note 17).

The credit loss allowances recorded by the Group comply with Bank of Spain regulations.

d) Government debt securities, debentures and other fixed-income securities

The securities composing the Group's fixed-income securities portfolio were classified as follows:

1. The securities assigned to the trading portfolio, which consists of securities held for the purpose of operating in the market, are stated at their year-end market price. The net differences arising from price fluctuations are recorded (ex-coupon) under the «Gains (Losses) on Financial Transactions» caption in the consolidated statements of income.

2. The securities assigned to the held-to-maturity investment portfolio, which consists of securities which the Group has decided to hold until final maturity basically because it has the financial capacity to do so or because it has related financing available, are stated at acquisition cost, adjusted by the amount resulting from accruing by the interest method the positive or negative difference between the redemption value and the acquisition cost over the residual life of the security.

3. The securities assigned to the ordinary investment portfolio, which consists of the securities not assigned to either of the two portfolios described above, are stated at their adjusted acquisition cost, as defined in paragraph 2 above. The adjusted acquisition cost and the market

value of these securities are compared. The market value of listed securities in this portfolio is deemed to be the market price on the last day of trading of each year and that of unlisted securities to be the current value at the market interest rates prevailing on that date. A security price fluctuation allowance is recorded, if required, with a charge to asset accrual accounts or to income.

In the fixed-income securities assigned to the ordinary investment portfolio, the net difference (additional to the security price fluctuation allowance recorded with a charge to income) by which the adjusted acquisition cost exceeded their market value amounted to €206 million as of December 31, 2001 (Notes 5 and 8) (€231 million and €414 million as of December 31, 2000 and 1999, respectively). This amount is not reflected in the consolidated balance sheets since the security price fluctuation allowance recorded for this amount and the asset accrual account against which the allowance was recorded offset each other. This accrual account is taken into account in calculating the Group's capital ratio.

In the event of disposal of these securities, the losses with respect to the adjusted acquisition cost are recorded with a charge to income. Gains (if they exceed the losses charged to income in the year) are credited to income only for the portion, if any, exceeding the security price fluctuation allowance required at year-end and charged to accrual accounts.

e) Equity securities

Equity securities held in the trading portfolio are valued at their market price at year-end. The net differences arising from price fluctuations are recorded under the «Gains (Losses) on Financial Transactions» caption in the consolidated statements of income.

The holdings in nonconsolidable Group companies and in associated entities are carried by the equity method (Note 1).

Equity securities, other than those described above, are recorded in the consolidated balance sheets at the lower of cost or market. The market value of these securities is determined as follows:

1. Listed securities: lower of average market price in the last quarter of the year or market price on the last day of trading in the year.

2. Unlisted securities: underlying book value of the holding per the latest available financial statements of the investees adjusted by the unrealized gains existing at the time of acquisition and still existing at year-end. The difference between acquisition cost and the amount calculated as indicated in the preceding paragraph which may be absorbed by the annual increase in the underlying book values of the investees over a maximum period of 20 years need not be written down.

The security price fluctuation allowance recorded to recognize the unrealized losses is presented as a reduction of the balance of the related captions in the consolidated balance sheets (Note 9).

f) Intangible assets

Capital increase expenses, cash bond issuance expenses, new business launch expenses, expenditures for the acquisition and preparation of computer systems and programs which will be useful over several years, investments in the refurbishment of leased office premises and similar items are generally recorded at cost, net of accumulated amortization. These expenses are amortized with a charge to income over a maximum period of five years.

€336,837,000, €248,957,000 and €193,064,000 of amortization of these expenses were charged to the consolidated statements of income in 2001, 2000 and 1999, respectively, and these amounts are recorded under the «Depreciation and Amortization and Writedown of Property and Equipment and Intangible Assets» caption.

g) Goodwill and negative difference in consolidation

Goodwill in consolidation

The positive differences between:

(i) the cost of the holdings in consolidated companies (both those consolidated by the global integration method and those carried by the equity method)

(ii) as required by the Bank of Spain, the market value of the holdings in other companies contributed by third parties in capital increases carried out at the Bank in accordance with the provisions of Article 159.1.c of the revised Spanish Corporations Law (Note 20)

and the respective underlying book values adjusted at the date of first-time consolidation are allocated as follows:

1. If the difference is allocable to specific assets or liabilities of these companies, it is recorded by increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the net book values per these companies' balance sheets and whose tax treatment is similar to that of analogous assets (liabilities) of the Group (amortization, accrual, etc.).

2. The remainder is recorded as goodwill in consolidation. These differences are being amortized systematically from the acquisition date on a straight-line basis over a maximum period of 20 years (Note 12), which is the period in which it is considered that the investments will contribute to the obtainment of income for the Group.

The goodwill amortization charges are recorded under the «Amortization of Goodwill in Consolidation» caption in the consolidated statements of income.

Negative differences in consolidation

The negative differences in consolidation, which are recorded in the consolidated balance sheets as deferred revenues, can be credited to consolidated income when the holdings in the capital stock of the related investee companies are totally or partially disposed of.

h) Property and equipment

Operating property and equipment

Property and equipment are carried at the lower of cost revalued pursuant to the applicable enabling provisions, net of the related accumulated depreciation.

Depreciation is provided by the straight-line method at rates based on the years of estimated average useful life of the related assets. The annual provisions for depreciation are calculated basically at the following rates:

	Rate (%)
Buildings for own use	2
Furniture	7.5 to 10
Installations	6 to 10
Office and automation equipment	10 to 25

Upkeep and maintenance expenses are expensed currently.

Property and equipment acquired through foreclosure
These property and equipment items are stated at the lower of the book value of the assets used to acquire them or the appraised value of the asset acquired.

If these assets are not disposed of or added to the Group's operating property and equipment, a provision is recorded on the basis of the time elapsed since their acquisition, the nature of the asset and/or the characteristics of the appraisal.

The provisions recorded with a charge to the «Extraordinary Loss» caption in the consolidated statements of income are presented as a reduction of the balance of the «Property and Equipment - Other Property» caption in the consolidated balance sheets (Note 13).

i) Treasury stock

The balance of the «Treasury Stock» caption relates to Bank shares acquired and held by consolidated companies. These shares are reflected at cost, net of the required provision, if any, which is determined on the basis of the lower of the Group's underlying book value or market price. The aforementioned provision is recorded with a charge to the «Losses on Group Transactions» caption in the consolidated statements of income.

The total Bank shares owned by consolidated companies represent 0.11% of the capital stock issued by the Bank as of December 31, 2001. At that date, the nonconsolidable dependent companies held 0.007% of the Bank's capital stock.

In 2001, after considering the acquisitions made in the year, the Group companies disposed of 593,589,975 Bank shares.

j) Pension commitments

Companies in Spain

Under the current collective labor agreements, certain Spanish consolidated entities have undertaken to supplement the social security benefits accruing to certain employees, or to their employees' beneficiary rightholders, for retirement, permanent disability, death of spouse or death of parent.

The actuarial studies performed as of December 31, 2001, 2000 and 1999, to determine these commitments were made on an individual basis by independent actuaries, basically using the following assumptions:

1. Assumed interest rate: 4% per year. As of December 31, 1999, the assumed interest rate ranged from 4% to 6% per year, except for the liabilities and term covered by specific financial assets, on which the weighted average annual interest rate was 10.59%. In case of commitments covered by insurance companies, the assumed interest rate was the same as the rate of return through maturity on the assets in which the policies were invested.

2. Mortality tables: GRM/F-95 (GRM/F-80-2 at Banesto as of December 31, 1999).

3. Annual pension revision rate: 1.5% (from 0% to 1.5% as of December 31, 1999).

4. Cumulative annual CPI: 1.5% (from 1.5% to 3% as of December 31, 1999).

5. Annual salary growth rate: 2.5% (from 2% to 4% as of December 31, 1999).

6. Method used to calculate the commitments to serving employees: straight-line distribution of the estimated cost per employee based on the ratio of each employee's years of past service to his or her estimated total expected years of service (projected unit credit method).

Following are the main amounts disclosed in the aforementioned studies:

	Thousands of Euros		
Discounted Present Value	**2001**	**2000**	**1999**
Accrued pensions of serving employees	1,536,235	1,752,203	884,918
Commitments arising from employees retired early	2,254,294	1,859,285	1,339,325
Vested pensions of retired employees (*)	5,035,171	4,789,213	2,991,520
Other commitments	49,206	58,208	—
Total accrued commitments	**8,874,906**	**8,458,909**	**5,215,763**

(*)Including pensions to employees retired early.

These commitments were funded as follows:

	Thousands of Euros		
Discounted Present Value	**2001**	**2000**	**1999**
In-house allowance	3,385,964	2,796,107	1,979,740
Insured funds-			
Net level premium reserves at Group insurance companies (*)	724,082	648,913	654,166
Insurance policies taken out with other insurance companies (*)	2,516,155	2,521,684	2,581,857
	3,240,237	3,170,597	3,236,023
Pension allowance – Companies in Spain	**6,626,201**	**5,966,704**	**5,215,763**
Difference pursuant to the coverage schedule stipulated by Bank of Spain Circular 5/2000 (Note 1) (**)	1,027,725	1,157,904	—
Differences in insurance contracts assigned to pension commitments (**)	1,233,836	1,342,156	—
Total amount	**8,887,762**	**8,466,764**	**5,215,763**

(*) As of December 31, 2001 and 2000, these amounts had been recorded under the «Provisions for Contingencies and Expenses – Pension Allowance» caption in the consolidated balance sheets at these dates with a charge to the «Other Assets» caption, as stipulated by Bank of Spain Circular 5/2000. In 1999, these amounts were net of the amounts insured through insurance policies and of net level premium reserves .

(**) These amounts are recorded under the «Provisions for Contingencies and Expenses – Pension Allowance» caption in the consolidated balance sheets as of December 31, 2001 and 2000, and this caption is offset, in the same amounts, by the debit-balance accounts against which the allowance was initially recorded (Note 1).

Plans for early retirements

In 2001, 2000 and 1999, the Bank, Banesto and HBF Banco Financiero, S.A. («HBF») offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement. Accordingly, in those years allowances were recorded to cover the supplementary liabilities to employees taking early retirement and the salary and other commitments to these employees from the time of early retirement to the date of effective retirement.

Pursuant to Rule 13.4 of Bank of Spain Circular 4/1991, and after authorization from the Bank of Spain and from the respective Shareholders' Meetings, these allowances were recorded as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
With a charge to unrestricted reserves (Note 21)	**452,298**	**496,480**	**801,792**
Of which:			
Banco Santander Central Hispano, S.A.	*270,732*	*358,939*	*645,697*
Banesto	*175,790*	*125,389*	*156,095*
HBF	*5,776*	*12,152*	—
With a charge to deferred tax assets (Note 22)	**243,547**	**267,338**	**413,461**
Of which:			
Banco Santander Central Hispano, S.A.	*145,781*	*193,275*	*347,686*
Banesto	*94,659*	*67,518*	*65,775*
HBF	*3,107*	*6,545*	—
Total amount (Note 17)	**695,845**	**763,818**	**1,215,253**

Companies abroad

Certain Group finance entities abroad have entered into commitments with their employees which are similar to pensions.

The technical assumptions used by these entities (interest rates, mortality tables, cumulative annual CPI, etc.) are consistent with the socio-economic conditions prevailing in those countries.

As of December 31, 2001, 2000 and 1999, the total commitments accrued by these companies amounted to €4,034 million, €3,541 million and €261 million, respectively. Of these amounts, €2,395 million, €2,685 million and €100 million, respectively, were covered by in-house pension allowances recorded under the «Provisions for Contingencies and Expenses – Pension Allowance» caption in the consolidated balance sheets. The remaining amount was covered by policies taken out with insurance companies.

The variation in the commitments accrued as of December 31, 2000, with respect to December 31, 1999, was basically due to the acquisition of Banco do Estado de Sao Paulo, Banco Totta & Açores, S.A., Crédito Predial Portugués, S.A. and the Grupo Financiero Serfin in 2000 (Note 3).

Accrued cost and payments

The accrued pension cost at the Group and the payments for these commitments were as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
Accrued cost (Note 25)	**807,291**	**490,258**	**209,783**
Of which recorded under:			
General administrative expenses - Personnel expenses	*162,910*	*130,666*	*82,236*
Extraordinary losses	*195,293*	*236,473*	*59,272*
Interest and similar expenses	*713,930*	*278,209*	*68,275*
Interest and similar revenues	*(264,842)*	*(155,090)*	—
Payments	**1,108,597**	**628,304**	**490,137**
Of which have been refunded by insurance entities	*382,136*	*303,319*	*320,604*

k) Assets and liabilities acquired or issued at a discount

Assets and liabilities acquired or issued at a discount, except for marketable securities, are recorded at their redemption value. The difference between this value and the amounts paid or received are recorded under the liability and asset «Accrual Accounts» captions in the consolidated balance sheets.

l) Futures transactions

Futures transactions must be recorded in memorandum accounts based on either the future rights and commitments which might have an effect on net worth, or on the balances required to reflect the transactions, regardless of whether or not they affect the Group's net worth. Accordingly, these instruments' notional amount (theoretical value of the contracts) does not reflect the total credit or market risk assumed by the Group.

The premiums collected and paid for options sold or purchased, respectively, must be recorded under the «Other Assets» or «Other Liabilities» captions in the consolidated balance sheets through the maturity date.

Transactions whose purpose and effect was to eliminate or significantly reduce market risks and which are performed to reduce the risk to which the Group is exposed in its management of correlated assets, liabilities and futures transactions, were treated as hedging transactions. The gains or losses arising from hedging transactions were taken to income symmetrically to the revenues or expenses arising from the hedged items, with a balancing entry under «Other Assets» or «Other Liabilities» in the consolidated balance sheets.

Nonhedging transactions (also called trading transactions) arranged on organized markets were valued at market price, and market price fluctuations were recorded in full in the consolidated statements of income.

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in income until they are effectively settled. However, provisions were recorded with a charge to income for potential net foreign exchange losses, if any, on each type of risk disclosed by the valuations of positions at the end of each year. The types of risks considered for these purposes are interest rate, share price and currency risks.

m) Termination indemnities

Under current Spanish law, Spanish consolidated companies are required to make indemnity payments to employees terminated without just cause. There is no staff reduction plan making it necessary to record a provision in this connection.

n) Corporate income tax and other taxes

These captions in the consolidated statements of income include all the debits or credits arising from Spanish corporate income tax and those taxes of a similar nature applicable to companies abroad, including both the amounts relating to the expense accrued in the year and those arising from adjustments to the amounts recorded in prior years (Note 22).

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from income for tax purposes. Permanent differences are defined as those arising between the taxable income and the book income before taxes which do not revert in subsequent periods, considering the income obtained by Group companies as a whole.

However, only certain timing differences which have a specific reversal period of less than ten years are recorded for accounting purposes; all other differences are treated for all purposes as permanent differences.

Tax relief and tax credits are treated as a reduction of the corporate income tax for the year in which they are taken (Note 22). Entitlement to these tax credits is conditional upon compliance with the requirements of current regulations.

(3) Santander Central Hispano Group

Banco Santander Central Hispano, S.A.

The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of dividends to be distributed to its shareholders on the basis of the consolidated income, while maintaining the Group's traditionally high level of capitalization and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

International Group structure

At international level, the various banks and other dependent and associated companies belonging to the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimize the international organization from a strategic, economic, financial and tax standpoint, since it makes it possible to define the most appropriate units to be entrusted with acquiring, purchasing or taking stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the income obtained by the Group's various operating units to Spain.

The Exhibits provide relevant data on the main operating Group companies (Exhibit I) and on the companies carried by the equity method (Exhibit II).

In addition, the Group has majority holdings in the capital stock of 149 Spanish companies and 240 companies abroad (securities investment companies, finance companies, mutual and pension fund managers, leasing and factoring companies, telecommunications companies, real estate companies, etc.).

The principal holdings acquired and sold by the Group in 1999, 2000 and 2001 and other significant corporate transactions were as follows:

Banco Santiago
The Group and the Central Bank of Chile (as the second largest shareholder of Banco Santiago) have the following agreements:

1. The Central Bank of Chile has the option to sell to the Group, from May 15, 2000 to May 15, 2002, all its holding (35.5%) in Banco Santiago at a reference price of 11 Chilean pesos per share.

2. Similarly, in the period from May 2001 to May 2002, the Group may exercise a purchase option on the holding owned by the Central Bank of Chile in Banco Santiago at the same reference price.

3. Also, a joint sale commitment is established in the event that the Group accepts a purchase offer from a third party or launches a public or private offering.

Banco Santander Colombia
As a result of certain agreements, the Group may acquire a further stake of up to 27.58% in the capital stock of Banco Santander Colombia for US$ 195 million.

Banco del Río de la Plata, S.A. (Banco Río)
As of December 31, 2001, the Group had an 80.3% interest in Banco Río (79.8% and 52.65% as of December 31, 2000 and 1999, respectively) after the tender offer launched in 2000 to acquire the capital stock of Banco Río owned by minority shareholders. The offer was accepted by 94% of the minority shareholders.

Additionally, as of December 31, 2001, the Group had call and put options equal to 18.54% of Banco Río's capital stock (23% of the voting rights). By virtue of the commitments entered into, the Group will acquire these shares after the options expire (January 15, 2002 –Note 1), and the estimated cost of the investment is approximately €373 million.

Meridional Group
In January 2000, the Group acquired a 97% holding in the capital stock of the Brazilian Meridional Group, a finance group consisting of Banco Meridional (a bank with over 800,000 customers and assets of US$ 4,900 million) and Banco de Inversiones Bozano Simonsen and subsidiaries, for approximately US$ 835 million.

Banco Totta & Açores, S.A. and Crédito Predial Português, S.A. (Totta Group)
In November 1999 the Bank reached certain agreements with the Champalimaud Group and with Caixa Geral de Depositos, the final outcome of which was the acquisition by the Group of a 94.38% holding in the capital stock of Banco Totta & Açores, S.A. and of a 70.6% holding in the capital stock of Crédito Predial Português, S.A. This acquisition was paid in cash (Portuguese escudos 100,082 million) and through the delivery of the 252,892,250 Bank shares (Note 20) issued specifically for this transaction.

In April 2000, after the aforementioned purchase, the Group launched a tender offer for the acquisition of the remaining capital stock. As of December 31, 2001, the Group's interest in the two entities was 99.35%, with a total investment of approximately €2,140 million.

Grupo Financiero Serfin and Grupo Financiero Santander Mexicano
In May 2000, the Group was the successful bidder in the call for tenders launched by Instituto de Protección al Ahorro Bancario de México on the Grupo Financiero Serfin (the fourth largest Mexican financial institution), with an investment of 14,650 million Mexican pesos (equal to approximately US$ 1,535 million). Also, in 2000 the Group acquired a further 14.7% holding in the capital stock of the Grupo Financiero Santander Mexicano, thus increasing its ownership interest in this Group to 98.85% and 98.6% as of December 31, 2001 and 2000, respectively.

Patagon Group
In July 2000, the Group acquired a 97.62% holding in the capital stock of the Patagon Group (an American finance portal) for approximately US$ 607 million.

Banco de Caracas
In October 2000, the Group made a tender offer for the acquisition of the capital stock of Banco de Caracas. The price offered to all the shareholders was US$ 0.57 per share, from which US$ 0.11 were deducted to cover any contingencies. The total investment amounted to approximately US$ 318 million and 93.1% of the bank's capital stock was acquired in December 2000.

Banco do Estado de Sao Paulo (Banespa)
In November 2000, the Group acquired a 33% holding (66.5% of the voting rights) in the capital stock of Banespa (a Brazilian bank with approximately US$ 5,600 million of deposits and 2.8 million customers) for 7,284 million Brazilian reais. Additionally, on December 29, 2000, the Bank's Board of Directors approved the launch of a tender offer for the remaining common and preferred shares owned by minority shareholders (67% of capital stock) at a price of 95 Brazilian reais for every 1,000 shares, to be paid in cash. This offer was accepted by the holders of 95% of the common shares and of 96% of the preferred shares, which enabled the Group to control 98.3% of the voting rights and 97.1% of the capital stock of Banespa. This transaction amounted to 2,275 Brazilian reais.

Compañía de Seguros de Vida Santander. S.A. y Compañía de Reaseguros de Vida Soince-Re. S.A.
In 2001 the Group sold its holding in these two Chilean companies for US$ 258 million, giving rise to gains of approximately US$ 160 million.

Other holdings

The Royal Bank of Scotland Group, plc. (Royal Bank of Scotland)
In 2000 the Group subscribed to the capital increase carried out by Royal Bank of Scotland. Additionally, as part of the tender offer launched on National Westminster Bank, plc., the Group subscribed to €800 million of the capital increase carried out at Royal Bank of Scotland for this purpose.

Also, the Group made a net divestment on the stock exchange of 35 million shares of Royal Bank of Scotland in 2000 to avoid exceeding the applicable regulatory shareholding limits. The gains on this divestment were used to amortize the goodwill on the aforementioned purchases. In 2001, the Group made a divestment of 1.53% of the capital stock of Royal Bank of Scotland, at a gain of approximately €400 million, thus reducing its holding to 8.03% as of December 31, 2001.

Société Générale
As of December 31, 2000, the Group had a 5.93% holding in the capital stock of Société Générale. Following various divestments in 2001, the Group's ownership interest was 1.5% as of December 31, 2001. The gains realized in 2001 in this connection amounted to €185 million.

Metropolitan Life Insurance Company («Metlife»)
In 2001 the Group realized the majority of its holding in Metlife at a gain of approximately €300 million. As of December 31, 2000, the negative difference in consolidation of this holding amounted to €132 million.

* * * * *

The cost, total assets and gross revenues of the other consolidated companies acquired and sold in 2001, 2000 and 1999 were not material with respect to the related consolidated totals.

Other information

AKB Group
In July 2001, the Group entered into a cooperation agreement in Germany with the shareholders of AKB-Bank, whereby in 2002 the Group will acquire all the capital stock of AKB-Holding with a value of €1,100 million, through delivery of Bank shares for the same amount.

(4) Distribution of the Bank's income and directors' compensation

Distribution of the Bank's income

The Board of Directors will submit for approval by the Shareholders' Meeting the following proposed distribution of Bank's 2001 net income:

	Thousands of Euros
Dividends:	
Interim (Note 1)	1,035,419
Of which:	
Distributed as of December 31, 2001	*685,380*
Third interim dividend	*350,039*
Final (Note 1)	294,043
Voluntary reserves	469
Net income for the year	**1,329,931**

The provisional accounting statements prepared by the Bank in accordance with legal requirements, to evidence the existence of sufficient cash for the distribution of the 2001 interim dividends were as follows:

	Thousands of Euros		
	06/30/01	**09/30/01**	**12/31/01**
Income after taxes	718,243	945,901	1,329,931
Dividends paid	—	(342,690)	(685,380)
	718,243	603,211	644,551
Interim dividends	**342,690**	**342,690**	**350,039**

Directors' compensation and other benefits

Directors' fees per the bylaws and salary compensation
Article 37 of the Bank's bylaws provides that the share in the Bank's income for the year to be received by members of the Board of Directors for discharging their duties will be equal to up to 5% of such income. The Board of Directors, making use of the powers conferred on it, set the related amount at 0.254% of the Bank's income for 2001 (0.284% for 2000 and 0.41% for 1999).

Consequently, the gross amount to be received by each director in this connection in 2001 was set at €72,000 (the same amount as in 2000 and 1999). The Executive Committee members also receive gross annual compensation amounting to €157,000 (the same amount as in 2000 and 1999).

The detail of the remuneration received by the Board members, including the salary compensation of the seven directors who discharged executive duties in the three years is as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
Directors' fees per the bylaws	3,358	3,534	3,504
Of which to the members of the Executive Committee	*2,132*	*2,290*	*2,290*
Attendance fees	1,054	925	607
Total directors' fees per the bylaws	**4,412**	**4,459**	**4,111**
Salary compensation to directors with executive duties-			
Fixed compensation	9,070	9,214	9,827
Variable compensation	14,732	28,036	8,125
Total salary compensation	**23,802**	**37,250**	**17,952**

Loans
The Group's direct risk exposure to the Bank's directors as of December 31, 2001, amounted to €7.8 million (€6.9 million and €3.8 million as of December 31, 2000 and 1999, respectively) of loans and €0.8 million (€1.2 million and €1.0 million as of December 31, 2000 and 1999, respectively) of guarantees provided to entities related to Bank directors. These loans and guarantees were granted at market rates in all cases.

Pension commitments and other insurance
The total balance of supplementary pension commitments assumed and covered by the Group over the years for its serving and retired employees, which amounted to €12,921 million as of December 31, 2001, includes the obligations to the Bank's Board members who discharge (or have discharged) executive functions, the cumulative amount of which, together with the total sum insured under life insurance policies at that date, was €209 million as of December 31, 2001 (€126 million and €50 million as of December 31, 2000 and 1999, respectively, which does not include the extraordinary nonrecurring payment of €43.75 million paid during the year). Additionally, other Board members have life insurance policies paid by the Group, the total sum insured of which amounted to €2.7 million as of December 31, 2001 (€2.2 million as of December 31, 2000 and 1999).

Other compensation systems
The compensation systems tied to the market performance of the Bank shares are disclosed in Note 25. The detail of the options granted to the Bank's Board members as of December 31, 2001, is as follows:

Director	Number of Shares	Average Exercise Price (Euros)
Emilio Botín-Sanz de Sautuola y García de los Ríos	250,000	7.25
Ángel Corcóstegui Guraya	387,000	7.71
Matías Rodríguez Inciarte	195,000	7.58
Antonio Basagoiti García-Tuñón	120,000	7.84
Antonio Escámez Torres	260,000	8.03
Francisco Luzón López	140,000	8.19
Alfredo Sáenz Abad	140,000	8.19
	1,492,000	7.77

(5) Government debt securities

Breakdown

The detail of the balances of this caption in the consolidated balance sheets is as follows:

						Thousands of Euros
	2001		2000		1999	
	Book Value	*Market Value*	Book Value	*Market Value*	Book Value	*Market Value*
Bank of Spain certificates of deposit	—	—	—	—	734,040	*734,040*
Fixed-income securities:						
Trading portfolio-						
Treasury bills	—	—	—	—	478,237	*478,237*
Other listed debt securities traded by the book-entry system	3,784,393	*3,784,393*	1,352,902	*1,352,902*	2,938,330	*2,938,330*
	3,784,393	*3,784,393*	1,352,902	*1,352,902*	3,416,567	*3,416,567*
Ordinary investment portfolio-						
Treasury bills	3,223,943	*3,226,380*	4,841,513	*4,845,907*	5,027,731	*5,016,450*
Other listed debt securities traded by the book-entry system	10,639,303	*10,595,705*	5,509,634	*5,375,578*	9,592,604	*9,371,852*
Other listed securities	—	—	31,896	*32,088*	57,691	*60,654*
	13,863,246	*13,822,085*	10,383,043	*10,253,573*	14,678,026	*14,448,956*
Held-to-maturity portfolio-						
Other listed debt securities traded by the book-entry system	7,057,433	*7,419,615*	10,987,042	*11,400,657*	10,853,876	*11,581,101*
Other listed securities	—	—	35,640	*37,906*	35,592	*39,907*
	7,057,433	*7,419,615*	11,022,682	*11,438,563*	10,889,468	*11,621,008*
	24,705,072	*25,026,093*	22,758,627	*23,045,038*	28,984,061	*29,486,531*
	24,705,072	*25,026,093*	22,758,627	*23,045,038*	29,718,101	*30,220,571*
Less- Security price fluctuation allowance	(10,182)	—	(3,696)	—	(517)	—
	24,694,890	***25,026,093***	**22,754,931**	***23,045,038***	**29,717,584**	***30,220,571***

Term to maturity

The breakdown of the balance of this caption, by term to maturity, disregarding the security price fluctuation allowance, is as follows:

			Millions of Euros
Term to Maturity	**2001**	**2000**	**1999**
Up to 3 months	2,899	3,378	3,406
3 months to 1 year	2,535	5,550	4,541
1 to 5 years	15,427	8,379	13,013
Over 5 years	3,844	5,452	8,758
	24,705	**22,759**	**29,718**

Other information

Of the assets included in the «Government Debt Securities – Fixed-Income Securities» and «Debentures and Other Fixed-Income Securities» captions (Note 8) and the assets acquired under resale agreement, recorded under the «Cash on Hand and on Deposit at Central Banks» and «Due from Credit Entities» captions (Note 6), as of December 31, 2001, the Group had sold under repurchase agreement €57,852 million to other financial intermediaries and customers (public authorities, other resident sectors and nonresidents), and these amounts are recorded under the «Due to Credit Entities – Time or Notification Deposits» (Note 14) and «Customer Deposits» (Note 15) captions in the consolidated balance sheets (€47,796 million and €44,019 million as of December 31, 2000 and 1999, respectively).

The average annual interest rate on Treasury bills rose during 2001 to 4.58% (3.79% in 2000 and 3.18% in 1999).

The «Other Listed Debt Securities Traded by the Book-Entry System» and «Other Listed Securities» accounts include debentures, bonds and government debt securities with average annual interest rate of 5.43% in 2001 (7.12% in 2000 and 7.48% in 1999).

Of the assets included under the «Government Debt Securities - Fixed-Income Securities - Held-to-Maturity Portfolio» caption, the Group had assigned to the pension commitments to its retired employees the yield on certain assets with a nominal value of €601,012,000 (Note 2-j) as of December 31, 1999.

As of December 31, 2001, the nominal amount of government debt securities pledged to certain commitments of Group companies and third-parties, amounted to €604 million (€597 million as of December 31, 2000).

Security price fluctuation allowance
The variations in the balances of the «Security Price Fluctuation Allowance» account were as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
Balances at the beginning of the year	3,696	517	—
Inclusion of companies in the Group	—	—	451
Net provision for the year-			
Provision recorded	7,242	3,239	294
Allowance released	(192)	(84)	(162)
Amount used in sales, writedowns and other	(564)	24	(66)
Balances at year-end	**10,182**	**3,696**	**517**

(6) Due from credit entities

Breakdown
The breakdown of the balances of this caption in the consolidated balance sheets, by type and term to maturity, is as follows:

	Thousands of Euros		
By Type and Term to Maturity	**2001**	**2000**	**1999**
Demand deposits-			
Current accounts	215,667	164,292	322,816
Other accounts	5,396,981	5,422,830	4,145,782
	5,612,648	5,587,122	4,468,598
Other-			
Deposits and other accounts at credit and finance entities-			
Up to 3 months	16,547,662	14,358,858	12,527,617
3 months to 1 year	3,230,730	5,386,481	4,119,006
1 to 5 years	733,377	470,448	1,288,690
Over 5 years	480,436	324,571	284,561
	20,992,205	20,540,358	18,219,874
Assets acquired under resale agreement (Note 5)-			
Up to 3 months	15,011,743	9,883,313	6,215,535
3 months to 1 year	1,479,801	1,032,172	1,476,440
1 to 5 years	—	530	—
	16,491,544	10,916,015	7,691,975
	37,483,749	31,456,373	25,911,849
	43,096,397	37,043,495	30,380,447
Less- Credit loss allowance (Note 1)	(107,107)	(279,405)	(154,166)
	42,989,290	**36,764,090**	**30,226,281**
Of which: Euros	*22,797,189*	*17,820,208*	*14,587,195*

(7) Loans and credits

Breakdown

The detail, by borrower sector, of the balances of this caption is as follows:

			Thousands of Euros
	2001	2000	1999
Public authorities	4,249,672	4,148,853	4,099,575
Other resident borrowers	84,721,701	81,677,569	71,443,385
Nonresident borrowers-			
European Union (except Spain)	26,718,312	24,041,180	10,047,901
USA and Puerto Rico	7,818,915	7,468,623	5,850,162
Other OECD countries	958,494	534,037	247,238
Latin America	52,724,911	54,721,626	36,981,849
Other countries	1,917,355	1,964,493	2,267,048
	90,137,987	88,729,959	55,394,198
	179,109,360	174,556,381	130,937,158
Less- Credit loss allowance (Note 1)	(5,287,314)	(5,172,184)	(3,465,081)
	173,822,046	**169,384,197**	**127,472,077**
Of which: Euros	*108,944,400*	*102,083,565*	*79,814,065*

Term to maturity, loan type and status

The detail, by term to maturity and loan type and status, of the balances of this caption, disregarding the «Credit Loss Allowance» account balance, is as follows:

			Thousands of Euros
	2001	2000	1999
By term to maturity:			
Up to 3 months	46,058,142	36,040,857	35,156,131
3 months to 1 year	22,676,469	35,609,342	23,449,028
1 to 5 years	46,827,504	44,155,043	34,267,330
Over 5 years	63,547,245	58,751,139	38,064,669
	179,109,360	**174,556,381**	**130,937,158**
By loan type and status:			
Financial bills	854,477	607,419	163,993
Secured loans	56,923,840	50,158,709	38,003,666
Spanish commercial bills	9,382,292	10,301,275	9,257,870
Other term loans	94,681,013	90,738,500	67,454,768
Demand and other loans	6,334,463	11,155,025	7,488,821
Financial leases	7,038,825	7,077,537	5,568,407
Doubtful assets	3,894,450	4,517,916	2,999,633
	179,109,360	**174,556,381**	**130,937,158**

Credit loss allowance

The variations in the balances of the «Credit Loss Allowance» account which, as indicated in Note 2-c, covers nonperforming loans and country risk of the «Due from Credit Entities» (Note 6), «Loans and Credits» and «Debentures and Other Fixed-Income Securities» captions (Note 8), were as follows.

	Thousands of Euros		
	2001	**2000**	**1999**
Balances at the beginning of the year	5,650,470	3,829,499	2,407,011
Inclusion of companies in the Group	108	1,990,943	1,301,558
Net provision–			
Period provision	3,137,289	1,931,352	1,576,719
Allowance released	(1,110,965)	(559,644)	(316,265)
	2,026,324	1,371,708	1,260,454
Nonperforming loans charged off against allowance	(2,027,047)	(1,518,036)	(1,221,611)
Exchange differences and other	(65,354)	111,878	74,970
Writeoffs and transfers between allowances	(1,627)	(135,522)	7,117
Balances at year-end (Note 1)	**5,582,874**	**5,650,470**	**3,829,499**
Of which:			
Allowance for specific risks	*3,061,442*	*3,331,031*	*2,249,414*
General-purpose allowance	*1,657,791*	*1,772,475*	*1,193,466*
Allowance for country risk	*342,936*	*337,499*	*386,619*
Allowance for statistical coverage	*520,705*	*209,465*	—

The €493,605,000 of written-off assets recovered in 2001 are presented net of the balance of the «Writeoffs and Credit Loss Provisions» caption in the consolidated statement of income. This caption also includes the direct writeoffs of loans classified as bad debts, which amounted to €53,298,000 in 2001. Written-off assets recovered in 2000 and 1999 amounted to €378,055,000 and €369,725,000, respectively, and direct writeoffs of loans classified as bad debts to €54,692,000 and €97,341,000, respectively.

Country risk

The allowance for possible losses that might arise in the realization of loans and credits, deposits placed with finance entities (Note 6), fixed-income securities (Note 8) and guarantees provided, relating to public- and private-sector entities in problem debtor countries experiencing differing degrees of debt-servicing difficulty exceeded the minimum provision requirements under Bank of Spain regulations (Note 2-c).

As of December 31, 2001, the Group's positions exposed to country-risk (disregarding intercompany balances) amounted to approximately €1,200 million (€1,600 million and €1,800 million as of December 31, 2000 and 1999, respectively).

(8) Debentures and other fixed-income securities

Breakdown

The breakdown, by currency, listing status and classification, of the balances of this caption in the consolidated balance sheets is as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
By listing status:			
Listed	32,070,126	37,748,398	22,927,632
Unlisted	10,721,497	9,325,238	3,077,759
	42,791,623	**47,073,636**	**26,005,391**
By classification:			
Trading portfolio	11,709,813	13,467,912	7,044,480
Ordinary investment portfolio	23,981,020	25,680,304	12,554,975
Held-to-maturity portfolio	7,100,790	7,925,420	6,405,936
	42,791,623	**47,073,636**	**26,005,391**
Less:			
Credit loss allowance (Note 7)	(188,453)	(198,881)	(210,252)
Security price fluctuation allowance	(298,775)	(313,079)	(181,373)
	42,304,395	**46,561,676**	**25,613,766**
Of which: Euros	*8,205,540*	*7,378,620*	*7,117,089*

Other information

As of December 31, 2001, 2000 and 1999, the market value of the ordinary investment and held-to-maturity portfolios did not differ materially from the acquisition cost, adjusted as indicated in Note 2-d.

The weighted average annual interest rate on the fixed-income securities portfolio as of December 31, 2001, was 9.1% (7.5% and 7.8% as of December 31, 2000 and 1999, respectively). The effect of discounting by the interest method the fixed-income securities whose interest rates are lower than the average cost of the Group's borrowed funds is not material.

The balance as of December 31, 2001, of the «Public-Sector Debt Securities» account includes €31,991 million relating to securities issued by nonresident public-sector entities (€33,508 million and €15,978 million as of December 31, 2000 and 1999, respectively).

€11,038 million of the Group's total fixed-income securities portfolio as of December 31, 2001, mature in 2002.

Security price fluctuation allowance

The variations in the balances of the «Security Price Fluctuation Allowance» account were as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
Balances at the beginning of the year	313,079	181,373	118,634
Inclusion of companies in the Group	—	136,754	55,762
Net provision (release) in the year	(40,532)	32,569	(27,106)
Amount used in sales, writedowns, exchange differences and other	26,228	(37,617)	34,083
Balances at year-end	**298,775**	**313,079**	**181,373**

(9) Common stocks and other equity securities

This caption includes basically the shares and securities representing Group holdings of less than 20% (less than 3% if listed) in the capital stock of companies which have no lasting relationship with the Group and are not intended to contribute to its activity, and units in mutual funds.

Breakdown

The detail, by classification and listing status, of the balances of this caption is as follows:

			Thousands of Euros
	2001	2000	1999
By classification:			
Trading portfolio	1,876,817	1,835,972	1,977,528
Ordinary investment portfolio	5,931,094	4,612,942	3,548,622
	7,807,911	**6,448,914**	**5,526,150**
By listing status:			
Listed	4,388,404	5,459,792	3,509,562
Unlisted	3,942,147	1,607,528	2,196,363
Less- Security price fluctuation allowance	(522,640)	(618,406)	(179,775)
	7,807,911	**6,448,914**	**5,526,150**
Of which: Euros	*4,406,927*	*2,806,895*	*4,526,451*

Variations

The variations in the balances of this caption, disregarding the security price fluctuation allowance, were as follows:

			Thousands of Euros
	2001	2000	1999
Balances at the beginning of the year	7,067,320	5,705,925	3,248,597
Inclusion of companies in the Group	—	1,609,415	388,013
Net additions (retirements)	1,154,094	(468,080)	1,689,524
Transfers from «Holdings in Non-Group Companies» (Note 10)	253,946	4,976	230,536
Transfers to «Holdings in Group Companies» (Note 11)	(727)	—	—
Exchange differences and other	(144,082)	215,084	149,255
Balances at year-end	**8,330,551**	**7,067,320**	**5,705,925**

Security price fluctuation allowance

The variations in the balances of the «Security Price Fluctuation Allowance» account were as follows:

			Thousands of Euros
	2001	2000	1999
Balances at the beginning of the year	618,406	179,775	286,412
Inclusion of companies in the Group	—	229,220	18,452
Net provision (release) in the year	(3,233)	213,257	(74,850)
Amount used in sales, writedowns, transfers and other	(92,533)	(3,846)	(50,239)
Balances at year-end	**522,640**	**618,406**	**179,775**

Other information

Airtel Móvil, S.A. («Airtel») and Vodafone Airtouch, plc. («Vodafone»)
As of December 31, 1998, the investment in Airtel represented 14.18% of its capital stock (1,106,101 shares at a cost of €126,705,000). In 1999, the Group exercised its preemptive rights on 16.28% of the capital stock of Airtel owned by third parties, for €1,785,006,000. Also, in 1999 the Group transferred 5.46% of this holding to two finance entities for €598,163,000; accordingly, the ownership interest in this company was 25% as of December 31, 1999.

In July 2000, the Group accepted the offer made by Vodafone to exchange its holding in Airtel at that date for Vodafone shares. The 1,842,641,757 new shares received, which represented 2.85% of the capital stock of Vodafone, are recorded at the cost of acquisition of the Airtel shares exchanged.

In 2001 the Group divested 44% of its holding in the capital stock of Vodafone, generating a gross gain of €1,713 million.

Auna Operadores de Telecomunicaciones, S.A. («Auna»)
Subsequent to the various corporate transactions that took place in 2001, as of December 31, 2001, the Group had a 10.9% holding in the capital stock of Auna, with an investment of €572 million.

Notifications on share acquisitions
The notifications on share acquisitions by the Bank in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1998 are listed in Exhibit III.

(10) Holdings in non-Group companies

This caption reflects the ownership rights in the capital of associated companies, i.e. companies which, although not forming part of the Group, have a lasting relationship with the Group and are intended to contribute to its activity. These companies (Exhibit II), which are not managed solely by the Group, are generally 50% or less owned but more than 20% owned in the case of unlisted companies (more than 3% if listed).

Breakdown
The breakdown, by company, of the balances of this caption (Note 3) in the consolidated balance sheets is as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
Royal Bank of Scotland	3,086,774	2,979,764	621,098
Cepsa	773,406	675,279	575,415
Commerzbank A.G. (Commerzbank)	574,429	634,290	506,900
Unión Eléctrica Fenosa, S.A.	463,975	360,277	251,668
San Paolo IMI, S.P.A. (San Paolo IMI)	449,076	531,769	580,968
Dragados y Construcciones, S.A.	295,470	203,214	183,351
Vallehermoso, S.A.	264,968	225,157	189,066
Société Genérale	237,310	842,980	613,754
Banco de Galicia y Buenos Aires (Note 1)	74,087	115,917	122,306
Metlife	—	640,547	—
Other companies	442,310	510,506	392,208
	6,661,805	**7,719,700**	**4,036,734**
Of which:			
Euros	*3,333,832*	*3,765,010*	*3,142,632*
Listed	*6,307,700*	*7,322,413*	*3,753,218*

Variations

The variations in the balances of this caption were as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
Balances at the beginning of the year	7,719,700	4,036,734	1,017,538
Inclusion of companies in the Group	—	—	2,179,354
Purchases and capital increases (Note 3)	422,043	3,585,139	983,923
Sales (Note 3)	(1,939,412)	(338,232)	(630,227)
Transfers to «Common Stock and Other Equity Securities» (Note 9)	(253,946)	(4,976)	(230,536)
Transfers from/(to) «Holdings in Group Companies» (Note 11)	6,581	(1,160)	35,983
Effect of equity accounting	466,363	645,981	285,396
Change of consolidation method	(18,253)	—	410,690
Exchange differences and other	258,729	(203,786)	(15,387)
Of which. Variations in reserves at associated companies (Note 21)	*178,428*	*17,814*	*(5,108)*
Balances at year-end	**6,661,805**	**7,719,700**	**4,036,734**

(11) Holdings in Group companies

Breakdown

This caption in the consolidated balance sheets reflects the investments in Group companies which were not consolidated (Exhibit II) because their business activities are not directly related with those of the Group. The breakdown, by company, of the balances of this caption is as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
By company:			
Inmobiliaria Urbis, S.A.	280,012	232,622	119,241
AOL Spain, S.A.	123,736	128,118	—
Santander Seguros y Reaseguros, S.A.	110,833	52,552	58,551
Totta Urbe, S.A.	100,531	—	—
B to B Factory Ventures, S.A.	80,632	95,657	—
Unión Resinera Española, S.A.	50,431	46,885	44,499
Editel, S.A.	45,485	—	—
Banesto Seguros, S.A.	45,388	45,370	41,151
Seguros Serfin	37,305	38,357	—
Cía. de Seguros Vida Soince	—	119,662	109,288
A.G. Activos y Participaciones, S.A. (*)	—	—	73,474
Plataforma 61 (*)	—	—	75,319
Other companies	352,998	396,746	339,487
	1,227,351	**1,155,969**	**861,010**
Of which:			
Euros	*1,049,163*	*831,398*	*654,857*
Listed	*330,443*	*279,507*	*163,740*

(*) See the «Variations» heading in this Note.

Variations

The variations in the balances of this caption were as follows:

	Thousands of Euros		
	2001	2000	1999
Balances at the beginning of the year	1,155,969	861,010	798,889
Inclusion of companies in the Group	—	98,536	56,549
Purchases and capital increases	249,576	382,310	129,326
Sales and capital reductions	(173,422)	(27,647)	(102,418)
Transfers (to)/from «Holdings in Non-Group Companies» (Note 10)	(6,581)	1,160	(35,983)
Transfers from «Common Stocks and Other Equity Securities» (Note 9)	727	—	—
Effect of equity accounting	55,515	108,290	37,449
Change of consolidation method (*)	5,223	(214,555)	—
Exchange differences and other	(59,656)	(53,135)	(22,802)
Balances at year-end	**1,227,351**	**1,155,969**	**861,010**

(*) The amount relating to 2000 arose from companies consolidated by the global integration method as of December 31, 2000, which as of December 31, 1999, were carried by the equity method.

Other information

As of December 31, 2001, there were no capital increases in progress at any significant nonconsolidable dependent company.

(12) Goodwill in consolidation

Breakdown

The breakdown, by company, of the balances of the «Goodwill in Consolidation» caption (Note 3) is as follows:

	Thousands of Euros		
	2001	2000	1999
Companies consolidated by the global integration method:			
Banespa (Brazil)	2,360,175	3,429,405	—
Totta Group (Portugal)	1,752,191	1,844,194	—
Grupo Financiero Serfin (Mexico)	1,260,431	1,277,169	—
Meridional Group (Brazil)	797,735	841,146	—
Patagon Group	627,595	640,769	—
Banco Español de Crédito, S.A.	461,078	512,663	522,081
Banco Santiago (Chile)	397,672	423,714	450,044
Banco de Caracas	349,765	321,271	—
Banco Río (Argentina)	244,979	253,825	64,471
Banco Santander Chile	94,671	98,788	103,951
Other companies	446,419	396,038	353,683
	8,792,711	10,038,982	1,494,230
Companies carried by the equity method:			
Royal Bank of Scotland	269,939	308,103	24,515
San Paolo IMI	210,366	287,903	332,137
Commerzbank	104,841	114,030	82,495
Cepsa	99,275	112,780	119,193
Unión Eléctrica Fenosa, S.A.	97,256	50,425	32,046
Société Générale	95,916	400,617	322,605
Banco de Galicia y Buenos Aires (Argentina)	37,996	40,352	56,591
Other companies	160,397	279,590	78,787
	1,075,986	1,593,800	1,048,369
	9,868,697	**11,632,782**	**2,542,599**

As of December 31, 2001, the Group had recorded provisions (Notes 1 and 17) to cover the potential loss of value of certain of these assets. Also, based on the estimates and projections available to the Bank's directors, the forecasted revenues attributable to the Group from these companies (after taking into consideration the matters shown in the preceding section) are at least equal to the amounts of the respective goodwill balances yet to be amortized in the related periods.

Variations

The variations in the balances of the «Goodwill in Consolidation» caption were as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
Balances at the beginning of the year	11,632,782	2,542,599	1,416,616
Inclusion of the BCH Group	—	—	781,304
Additions (Note 3)	557,997	9,863,810	1,868,539
Of which:			
Banespa	*345,931*	*3,445,801*	—
Totta Group	—	*1,913,082*	—
Grupo Financiero Serfin	—	*1,319,973*	—
Banco Santiago	—	—	*371,071*
Société Générale	—	*99,287*	*270,816*
Retirements due to sale	(449,130)	(52,671)	(297,567)
Of which:			
Société Générale	*(285,379)*	—	—
Endesa	—	—	*(250,165)*
Amortization charged to reserves (*) (Note 21)	—	(122,408)	(578,288)
Amortization charged to income	(1,872,952)	(598,548)	(648,005)
Of which: Additional to those calculated on a straight-line basis (**)	*(1,230,651)*	*(257,233)*	*(486,219)*
Balances at year-end	**9,868,697**	**11,632,782**	**2,542,599**

(*) Pursuant to Rule 3.13 of Bank of Spain Circular 4/1991, the goodwill of Banco Noroeste (Brazil) and Banco del Sur de Perú was amortized in 1999 with a charge to reserves (Note 21) after their respective mergers with Banco Santander Brasil and Banco Santander Perú in that year. In 2000 the goodwill of AFP Unión (Peru) and AFP Nueva Vida (Peru) was amortized with a charge to reserves after the merger of the two entities in March 2000.

(**) The amortization of goodwill additional to those calculated on a straight-line basis in 2001 relates in full to Banespa.

Other information

On July 20, 2001, the U.S. Financial Accounting Standards Board (FASB) issued new standards on goodwill and, as a result, goodwill can no longer be amortized with a charge to income. However, the potential decrease in the fair market value of goodwill must be analyzed at least annually. Compliance with these standards is mandatory for U.S. companies. These standards coincide with Spanish standards in the amortization against income of goodwill whose value has diminished, but differ in that they do not require the systematic amortization of goodwill.

The FASB adopted these standards, among other reasons, to improve the comparability of the financial statements in response to the increase in the number of mergers and acquisitions in progress, since economically similar transactions could be recorded by different methods with significantly different accounting effects. The reasons given by the FASB for changing this standard were that the different accounting treatments might give rise to undesired competitive advantages (or disadvantages). The local resolution of this comparability problem has given rise to competitive advantages for U.S. companies with respect to European companies.

This distorting effect is clearly evident when the Group's 2001 consolidated income (€2,486.3 million after the €1,873.0 million charge to income for amortization of goodwill) is compared with the consolidated income which would have been reported by the Group had it applied this standard, which all U.S. banks can apply and which places the Santander Central Hispano Group at a disadvantage with respect to them. Had this standard been applied throughout 2001, the Group's consolidated income would have amounted to €4,359.3 million, 75.3% higher than that obtained under the current Spanish standard.

(13) Property and equipment

Variations

The variations in the «Property and Equipment» accounts and in the related accumulated depreciation were as follows:

			Thousands of Euros	
	Land and Buildings for Own Use	Other Property	Furniture, Installations and Other	Total
Revalued cost:				
Balances at December 31, 1998	1,860,667	677,263	2,338,586	4,876,516
Effect of asset revaluation due to merger (Note 1)	—	339,842	—	339,842
Additions due to new inclusions in the Group	1,310,813	455,964	1,171,980	2,938,757
Additions/Retirements (net)	547,409	(704,651)	344,556	187,314
Balances at December 31, 1999	3,718,889	768,418	3,855,122	8,342,429
Additions due to new inclusions in the Group	1,183,152	134,921	638,744	1,956,817
Additions/Retirements (net)	28,392	(260,882)	(55,488)	(287,978)
Balances at December 31, 2000	4,930,433	642,457	4,438,378	10,011,268
Additions due to new inclusions in the Group	38,771	6,383	2,825	47,979
Additions/Retirements (net)	(274,134)	(118,291)	238,403	(154,022)
Balances at December 31, 2001	**4,695,070**	**530,549**	**4,679,606**	**9,905,225**
Accumulated depreciation:				
Balances at December 31, 1998	(216,587)	(26,066)	(1,030,766)	(1,273,419)
Additions due to new inclusions in the Group	(217,993)	—	(576,785)	(794,778)
Retirements	6,100	16,744	132,439	155,283
Provisions	(60,714)	(3,155)	(478,850)	(542,719)
Balances at December 31, 1999	(489,194)	(12,477)	(1,953,962)	(2,455,633)
Additions due to new inclusions in the Group	(346,417)	(11,575)	(402,408)	(760,400)
Retirements	71,599	1,250	488,610	561,459
Provisions	(122,866)	(8,336)	(519,989)	(651,191)
Balances at December 31, 2000	(886,878)	(31,138)	(2,387,749)	(3,305,765)
Additions due to new inclusions in the Group	(17,099)	18	(3,347)	(20,428)
Retirements	86,517	21,107	317,756	425,380
Provisions	(118,826)	(1,899)	(529,757)	(650,482)
Balances at December 31, 2001	**(936,286)**	**(11,912)**	**(2,603,097)**	**(3,551,295)**
Property and equipment, net (*)				
Balances at December 31, 1999	3,229,695	755,941	1,901,160	5,886,796
Balances at December 31, 2000	4,043,555	611,319	2,050,629	6,705,503
Balances at December 31, 2001	3,758,784	518,637	2,076,509	6,353,930

(*) Of the total balances, approximately €2,804 million, €2,978 million and €1,803 million related to property and equipment abroad as of December 31, 2001, 2000 and 1999, respectively.

Other property

The «Other Property» and «Furniture, Installations and Other» captions include, among other items, the assets acquired through foreclosure on nonrecovered loans. These assets are recorded at foreclosure cost, which in no case exceeds the book value of the loan, net of the provisions recorded as a result of comparison with their market value. The provisions amounted to €563 million as of December 31, 2001, and accounted for 56% of the recorded value (€624 million and €404 million and 55% and 41% as of December 31, 2000 and 1999, respectively).

(14) Due to credit entities

Breakdown

The breakdown, by type and term to maturity, of the balances under this caption in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros		
By Type and Term to Maturity	**2001**	**2000**	**1999**
Demand deposits-			
Current accounts	120,256	58,839	44,727
Other deposits	2,705,432	3,892,437	3,352,067
	2,825,688	3,951,276	3,396,794
Time or notification deposits-			
Bank of Spain credit account drawdowns-			
Up to 3 months	1,116,524	1,211,166	801,774
	1,116,524	1,211,166	801,774
Bank of Spain certificates of deposit sold under repurchase agreement-			
Up to 3 months	—	—	424,958
	—	—	424,958
Time deposits-			
Up to 3 months	17,976,452	22,984,211	15,453,777
3 months to 1 year	7,047,786	9,185,130	7,186,789
1 to 5 years	3,171,012	4,515,728	5,627,204
Over 5 years	2,531,872	2,370,428	3,158,847
	30,727,122	39,055,497	31,426,617
Assets sold under repurchase agreement (Note 5)-			
Up to 3 months	17,302,003	21,912,913	22,909,560
3 months to 1 year	1,391,103	1,342,757	3,508,570
1 to 5 years	170,201	161,203	162,760
Over 5 years	397,148	376,151	621,182
	19,260,455	23,793,024	27,202,072
	51,104,101	64,059,687	59,855,421
	53,929,789	**68,010,963**	**63,252,215**
Of which: Euros	*25,374,334*	*34,060,690*	*41,702,283*

As of December 31, 2001, the limit set by the Bank of Spain on the Bank and on the Banesto Group for the system of loans guaranteed by public-sector debt securities amounted to €1,683 million and €1,570 million, respectively (€1,880 million and €1,363 million as of December 31, 2000, respectively).

(15) Customer deposits

Breakdown

The breakdown, by geographical area and depositor sector, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
By geographical area:			
Spain	92,810,916	76,659,671	68,664,719
Other EU countries	23,756,199	23,279,001	10,135,396
USA and Puerto Rico	8,306,588	8,119,968	6,411,519
Other OECD countries	437,783	374,563	327,101
Latin America	55,181,626	60,213,546	35,170,038
Other	1,034,180	907,727	864,371
	181,527,292	**169,554,476**	**121,573,144**
By sector:			
Public authorities	14,466,854	2,358,630	2,151,479
Of which: Assets sold under repurchase agreement	*12,395,466*	*163,277*	*149,580*
Other residents-			
Demand deposits	21,252,167	20,236,174	19,126,952
Savings deposits	15,472,402	13,734,335	13,008,276
Time deposits	19,155,872	20,933,335	19,206,171
Assets sold under repurchase agreement (Note 5)	15,928,311	13,407,823	10,971,446
Other deposits	82,585	146,857	145,757
	71,891,337	68,458,524	62,458,602
Nonresidents	95,169,101	98,737,322	56,963,063
	181,527,292	**169,554,476**	**121,573,144**
Of which: Euros	*106,687,882*	*88,462,082*	*71,336,832*

Term to maturity

The detail, by maturity, of the balances of the «Savings Deposits - Time» and «Other Deposits - Time» captions in the consolidated balance sheets is as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
Savings deposits - Time:			
Up to 3 months	35,294,610	36,240,164	27,792,807
3 months to 1 year	10,571,178	15,109,691	12,442,748
1 to 5 years	5,492,590	6,261,591	4,687,816
Over 5 years	1,401,488	2,638,882	1,579,995
	52,759,866	**60,250,328**	**46,503,366**
Other deposits - Time:			
Up to 3 months	47,506,744	32,100,700	20,981,050
3 months to 1 year	3,214,585	6,625,220	2,549,914
1 to 5 years	1,355,180	1,614,084	697,859
Over 5 years	72,518	136,977	97,160
	52,149,027	**40,476,981**	**24,325,983**

(16) Marketable debt securities

Bonds and debentures

The breakdown, by currency and interest rate, of the balances of this caption in the consolidated balance sheets is as follows:

	Thousands of Euros			Outstanding Amount in Currency (Millions)	Annual Interest Rate (%)
	2001	2000	1999		
Euros:					
Fixed interest	3,415,549	3,519,093	3,101,348	—	5.76
Floating interest	5,709,449	5,763,617	3,121,387	—	4.67
U.S. dollars:					
Fixed interest	2,422,252	1,789,188	1,098,097	2,126	6.67
Floating interest	3,124,495	2,807,262	2,128,778	2,763	5.15
Pounds sterling:					
Fixed interest	706,656	688,989	688,700	430	7.55
Floating interest	1,561,221	1,201,723	—	950	4.67
Chilean pesos:					
Fixed interest	3,487,374	3,644,634	3,292,056	2,005,010	6.68
Floating interest	—	32,395	31,481	—	—
Other currencies	802,158	639,056	508,908	—	—
Balances at year-end	**21,229,154**	**20,085,957**	**13,970,755**		

Variations

The variations in «Bonds and Debentures» accounts were as follows:

	Thousands of Euros		
	2001	2000	1999
Balances at the beginning of the year	20,085,957	13,970,755	10,273,124
Inclusion of companies in the Group:	—	1,105,410	—
Net issues	3,930,111	5,909,995	4,420,654
Of which:			
Santander Central Hispano International Ltd.			
February 2004 – Floating	*567,343*	—	—
April 2004 – Floating	*500,000*	—	—
March 2002 – Floating	—	*1,016,685*	—
June 2005 – Floating	—	*537,347*	—
May 2001 – Floating	—	—	*1,000,000*
Banco Santiago			
Various maturities and rates	—	—	*1,129,616*
Redemptions	(3,104,884)	(1,348,431)	(1,113,158)
Of which:			
Santander Central Hispano International Ltd.			
May 2001 – Floating	*(1,000,000)*	—	—
Banco Rio			
1998 Global Program	—	*(264,247)*	—
1999 Global Program	—	*(443,697)*	—
December 1999	—	—	*(311,138)*
Exchange differences	317,970	448,228	390,135
Balances at year-end	**21,229,154**	**20,085,957**	**13,970,755**

Maturity

The detail, by maturity, of the balance of this caption as of December 31, 2001, is as follows:

Year of Maturity	Thousands of Euros
2002	5,294,682
2003	4,048,009
2004	3,836,939
2005	1,821,289
2006	38,928
Subsequent years	6,189,307
	21,229,154

Promissory notes and other securities

The detail, by maturity, of the balances of the «Promissory Notes and Other Securities» caption, issued basically by Banco Santander Central Hispano, S.A., Santander Central Hispano International Ltd., Santander Central Hispano Finance (Delaware), Inc.; Hispamer Banco Financiero, S.A.; Banca Serfín, S.A.; Banco Santander Mexicano, S.A.; Banco Totta & Açores, Ltda. and Banco de Santiago, S.A., is as follows:

	Thousands of Euros		
Term to Maturity	**2001**	**2000**	**1999**
Up to 3 months	14,882,899	9,905,250	8,170,369
3 months to 1 year	4,271,742	3,799,556	1,720,403
1 to 5 years	1,225,301	375,147	223,234
	20,379,942	**14,079,953**	**10,114,006**
Of which: Euros	*5,683,417*	*4,389,276*	*4,401,584*

(17) Provisions for contingencies and expenses

Variations

The detail of the variations in the balances of the «Provisions for Contingencies and Expenses» caption is as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
Balances at the beginning of the year	15,447,232	4,238,025	2,691,519
Inclusion of companies in the Group	673	7,451,396	844,879
Provision charged to income	2,650,409	389,492	416,501
Provision for salary commitments to employees taking early retirement in the year (Note 2-j)	695,845	763,818	1,215,253
In-house pension allowances insured - Companies in Spain (Note 2-j)-			
Premiums paid to insurance companies	90,784	—	—
Recording of in-house pension allowances insured	—	3,236,023	—
Variation in net level premium reserves of insurance companies	257,317	219,135	—
Payments to pensioners by insurance companies	(278,461)	(284,561)	—
	69,640	3,170,597	—
Payments to pensioners and to employees who took early retirement with a charge to in-house allowances (Note 2-j)	(726,461)	(324,985)	(169,533)
Insurance premiums paid (Note 2-j)	(91,770)	(5,241)	(376,817)
Allowance used	(335,653)	(320,568)	(348,653)
Provision for writedowns inherent to the merger (Note 1)	—	—	156,239
Transfers	(174,516)	149,910	(222,200)
Exchange differences and other variations	(618,110)	(65,212)	30,837
Balances at year-end	**16,917,289**	**15,447,232**	**4,238,025**

Inclusion of companies in the Group
The company included in the Group in 2000 with the largest amount of recorded «Provisions for Contingencies and Expenses» was Banespa (Note 3).

In accordance with the applicable Brazilian labor regulations, Banespa had recorded as of December 31, 2000, the pension allowances arising from the commitments to certain employees, which amounted to approximately 4,000 Brazilian reais (€2,400 million).

Since 1987, the directors of Banespa, as advised by their tax advisers, treated these expenses as deductible expenses in calculating the Brazilian corporate income tax; however, in September 1999, the «Secretaria da Receita Federal» ruled that approximately 2,867 million Brazilian reais (€1,620 million) of these expenses were not tax deductible. In October 1999, the Board of Directors of Banespa filed an appeal against this decision and paid the related deposit (1,450 million Brazilian reais - approximately €820 million) and recorded a provision of 2,600 million Brazilian reais (approximately €1,470 million) for this contingency. This provision was recorded in 1999 with a charge to income, after recording the related deferred tax asset of 1,200 Brazilian reais (approximately €680 million).

Other provisions
The balances of the «Provisions for Contingencies and Expenses - Other Provisions» caption included the following items:

	Thousands of Euros		
	2001	**2000**	**1999**
Credit loss allowance for off-balance-sheet risks	357,085	283,521	220,758
Of which: Country risk	*14,004*	*26,126*	*41,007*
Allowance for losses on futures transactions	399,986	276,622	262,294
Allowance for contingencies and commitments at Operating units:			
Recorded at Spanish companies	2,361,593	878,752	877,616
Of which: Relating to Argentina	*1,287,434*	—	—
Recorded at other companies	4,777,259	5,355,968	797,122
Of which: Banespa (*)	*3,088,842*	*3,470,568*	—
	7,895,923	**6,794,863**	**2,157,790**

(*) See «Inclusion of Companies in the Group» heading of this Note.

(18) Subordinated debt

The detail, by currency and interest rate, of the balances of this caption is as follows:

	Thousands of Euros			Outstanding Amount in Currency (Millions)	Annual Interest Rate (%)
	2001	**2000**	**1999**		
Euros:					
Fixed interest	2,550,070	2,043,470	1,545,429	—	5.99
Floating interest	2,127,704	1,094,452	679,585	—	4.73
US dollars:					
Fixed interest	5,431,010	5,136,729	3,735,689	4,786	7.38
Floating interest	1,898,309	1,797,883	1,876,204	1,673	5.15
Pounds sterling:					
Fixed interest	657,567	320,460	—	400	7.00
Other currencies	331,331	336,947	261,761	—	—
Balances at year-end	**12,995,991**	**10,729,941**	**8,098,668**		

Variations

The variations in the balances of this caption were as follows:

			Thousands of Euros
	2001	2000	1999
Balances at the beginning of the year	10,729,941	8,098,668	6,312,082
Inclusion of companies in the Group	—	389,676	—
Net issues	1,968,198	1,988,383	1,116,310
Of which: Santander Central Hispano Issuances, Ltd			
March 2011 at 6%	*500,000*	—	—
March 2011 – Floating	*500,000*	—	—
September 2011 – Floating	*500,000*	—	—
September 2010 at 7.625%	—	*1,074,694*	—
July 2010 at 6.375%	—	*500,000*	—
November 2009 at 7.625%	—	—	*616,249*
July 2009 at 5.125%	—	—	*500,000*
Redemptions	(31,913)	(252,915)	(201,065)
Exchange differences	329,765	506,129	871,341
Balances at year-end	**12,995,991**	**10,729,941**	**8,098,668**

Other information

These issues are subordinated and, therefore, for debt seniority purposes they are junior to the claims of all general creditors of the issuers. The issues of Santander Central Hispano Issuances, Ltd. are guaranteed by the Bank or are secured by restricted deposits at the Bank.

As of December 31, 2001, 2000 and 1999, the balance of this caption included €321,180,000 relating to issues convertible into shares of the Bank at any time from January 1, 1999 through December 23, 2003, at the holders' option at a conversion ratio of one share for every security plus the equivalent in euros of 0.483 shares at the Bank share closing price on the agreed conversion date.

Maturity

The detail, by maturity, of the balance of this caption in the consolidated balance sheet as of December 31, 2001, is as follows:

Maturity	Thousands of Euros
2002	469
2003	445
2004	449
2005	1,357
2006	1,252
Subsequent years	9,024
	12,996

The interest on subordinated debt amounted to €750,778,000 in 2001 (€660,056,000 in 2000 and €507,981,000 in 1999).

(19) Minority interests

Breakdown

The detail, by Group company, of the balances of the «Minority Interests» caption is as follows:

			Thousands of Euros
	2001	**2000**	**1999**
Preferred shares:			
Santander Central Hispano Finance, Ltd.	4,660,831	4,584,076	3,830,467
BCH Eurocapital, Ltd.	741,799	686,554	641,755
BCH Capital, Ltd	338,466	319,708	295,169
Pinto Totta	261,254	252,906	—
Totta y Açores Financing	155,049	150,217	—
Banesto Holdings, Ltd.	81,732	75,583	88,349
BCH Internacional Puerto Rico	70,679	66,761	52,324
Banco Santander Puerto Rico	68,930	65,991	60,925
	6,378,740	6,201,796	4,968,989
Equity of minority interests:			
Somaen-Dos, S.L.	248,573	221,737	195,323
Banco Santiago	217,284	223,288	204,158
Banco Río	152,873	205,973	518,205
Banco Santander Puerto Rico	63,984	67,512	70,336
Santander Chile Holding	54,728	50,305	44,938
Orígenes AFJP	37,780	18,199	18,397
Banco Santander Portugal	32,827	34,618	29,528
Grupo Financiero Santander Mexicano	28,584	16,912	69,303
Banespa	26,258	1,029,726	—
Other companies	191,699	261,657	220,912
	1,054,590	2,129,927	1,371,100
	7,433,330	**8,331,723**	**6,340,089**

Preferred shares

These are noncumulative nonvoting shares. They were subscribed by third parties outside the Group and are fully or partially redeemable after five years, at the issuer's discretion.

Variations

The variations in the balances of this caption were as follows:

			Thousands of Euros
	2001	**2000**	**1999**
Balances at the beginning of the year	9,132,710	6,937,008	4,179,402
Inclusion of the BCH Group	—	—	1,282,836
Inclusion of companies in the Group	3,300	1,037,292	—
Of which: Banespa	—	*1,029,726*	—
Preferred shares–			
Inclusion of companies in the Group	—	429,862	—
Issue	—	639,525	1,331,867
Of which: BSCH Finance Ltd.			
Interest at 8.625%	—	*322,407*	—
Interest at 9.4%	—	*317,118*	—
Interest at 5.5%	—	—	*1,331,867*
Redemption	—	(19,719)	(657,333)
Dividends paid	(500,258)	(442,495)	(365,752)
Exchange differences	238,896	259,884	360,439
	(261,362)	867,057	669,221
Variation in percentages of ownership	(1,007,921)	(595,345)	229,130
Dividends paid to minority interests	(192,967)	(83,246)	(100,447)
Exchange differences and other	(240,430)	168,957	79,947
Balances at year-end	**7,433,330**	**8,331,723**	**6,340,089**
Net income for the year attributed to minority interests	840,606	800,987	596,919
	8,273,936	**9,132,710**	**6,937,008**

(20) Capital stock

The variations in the Bank's capital stock were as follows:

	Number of Shares	Capital Stock Par Value (Euros)
Number of shares and par value of the capital stock as of December 31, 1998	1,170,424,830	808,955,414
Capital increase to cater for the merger with Banco Central Hispanoamericano, S.A.	663,471,744	458,567,731
Capital increase with a charge to reserves (June 1999-Note 21)	—	566,373,429
Reduction in share par value	1,833,896,574	—
Number of shares and par value of the capital stock as of December 31, 1999	3,667,793,148	1,833,896,574
Capital increases:		
For acquisition of shares of:		
Totta Group	252,892,250	126,446,125
Royal Bank of Scotland	179,615,243	89,807,622
Banco del Río de la Plata, S.A.	63,450,006	31,725,003
For merger bonus	6,736,590	3,368,295
For share subscription offering	345,000,000	172,500,000
Cash payment of capital increase by Royal Bank of Scotland	44,749,176	22,374,588
Number of shares and par value of the capital stock as of December 31, 2000	4,560,236,413	2,280,118,207
Capital increases:		
For incentive plan	1,300,000	650,000
For placement among institutional investors	97,826,086	48,913,043
Number of shares and par value of the capital stock as of December 31, 2001	**4,659,362,499**	**2,329,681,250**

The Bank's shares are listed on the computerized trading system of the Spanish stock exchanges and on the New York, Milan, London, Paris, Lisbon, Buenos Aires, Frankfurt and Swiss stock exchanges, and all of them have the same features and rights. As of December 31, 2001, the only shareholder with an ownership interest in the Bank's capital stock of over 3% was The Chase Manhattan Bank, N.A. (with a 4.97% holding).

Other considerations

As of December 31, 2001, the additional capital stock authorized by the Shareholders' Meeting amounted to €1,403 million. The time periods that the Bank's directors have to carry out capital increases up to this limit expire in March 2006.

On March 10, 2001, the Shareholders' Meeting set the maximum amount of Bank shares that the Bank and/or any Group subsidiary may acquire at 5% of the capital stock outstanding at any time. This authorization is valid for 18 months from the date of the Shareholders' Meeting.

Also, the aforementioned Shareholders' Meeting authorized the Bank's Board of Directors to issue fixed-income securities not convertible to equity up to a maximum amount of €15,000 million over a period of five years and fixed-income securities convertible to equity for up to €1,000 million over a one-year period, and empowered the Board of Directors to execute the resolution to issue fixed-income securities convertible to shares without preemptive rights up to a maximum amount of €600 million over a one-year period, and, in addition, authorized two capital increases of €45 million and €27 million to cater for the conversion, if any.

As of December 31, 2001, the shares of the following companies were listed on official stock markets: Banco Río de la Plata; Banco Santiago; Banco de Santa Cruz; Banco de Venezuela, S.A.C.A.; Banco Santander Colombia; Santander Puerto Rico; Grupo Financiero Santander; Serfin, S.A. de C.V.; Banco Santander Chile; Bansaliber, S.A.; Central de Inversiones en Valores, S.A. (Ceivasa); Financiera Bansander, S.A. (Fibansa); Norteña de Valores, S.A. (Norvasa); Cartera Mobiliaria, S.A. (Carmosa); Santander Chile Holding; Inmuebles B de V 1985 C.A.; Banco do Estado de São Paulo; Banesto; Portada, S.A.; Banco Caracas, C.A., Banco Universal and Banco Totta & Açores.

As of December 31, 2001, the capital increases in progress at Group companies and the additional capital authorized by their Shareholders' Meetings were not material at Group level.

(21) Reserves

Variations

The variations in the overall balances of reserves at the Group (see composition in Note 1) were as follows:

		Thousands of Euros	
	2001	2000	1999
Balances at the beginning of the year	14,556,924	5,521,618	3,866,010
Variations arising from the merger with BCH–			
Increase in additional paid-in capital (Note 20)	—	—	2,831,068
Surplus arising from property revaluation (Note 1)	—	—	220,902
Reserves at consolidated BCH Group companies	—	—	214,700
Undistributed BCH income	—	—	(116,230)
	—	—	3,150,440
	14,556,924	5,521,618	7,016,450
Prior year's net income	2,258,141	1,575,108	854,417
Dividends paid on prior year's income	(1,241,219)	(861,454)	(440,818)
Distribution of the BCH Group's prior year's income (net of dividends)	—	—	199,302
Capital increases (Note 20)	864,985	9,069,812	—
Of which:			
Additional paid-in capital	*853,415*	*5,273,748*	—
Early recording of voluntary reserves	*11,570*	*3,796,064*	—
Capital increase with a charge to reserves (Note 20)	—	—	(566,373)
Charge for early retirement of employees (Note 2-j) (*)	(449,780)	(461,962)	(799,123)
Retirement of differences in first-time consolidation (Note 12)	—	(122,408)	(578,288)
Use for writedowns of surplus arising from property revaluation (Note 1)	—	—	(220,902)
Exchange differences	(527,310)	(53,238)	176,968
Variations in reserves at associated companies (Note 10)	178,428	17,814	(5,108)
Other variations, net	23,109	(128,366)	(114,907)
Balances at year-end (Note 1)	**15,663,278**	**14,556,924**	**5,521,618**

(*) Based on the Group's ownership interest in Banesto as of December 31, 2001, 2000 and 1999 (98.57%, 98.54% and 98.29%, respectively).

Additional paid-in capital, reserves and revaluation reserves
The breakdown of the balances of these captions, relating in full to the Bank, is as follows:

	Thousands of Euros		
	2001	2000	1999
Restricted reserves:			
Legal reserve	465,935	456,024	366,780
Reserves for treasury stock	146,701	240,459	236,649
Revaluation reserves Royal Decree-Law 7/1996	42,666	42,666	42,666
Unrestricted reserves:			
Additional paid-in capital	8,651,004	8,078,240	3,219,988
Voluntary reserves and consolidation reserves attributed to the Bank	4,811,102	4,697,949	946,533
Of which: Early recording of voluntary reserves	*3,408,113*	*3,796,064*	—
Group reserves attributed to the Bank	**14,117,408**	**13,515,338**	**4,812,616**
Of which: Reserves recorded at the Bank	*14,096,519*	*13,502,101*	*4,750,934*

Legal reserve
Under the revised Corporations Law, 10% of Spanish companies' net income for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Reserves for treasury stock
Under the revised Corporations Law, a restricted reserve was recorded for an amount equal to the book value of the Bank shares owned by dependent companies. This reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist. Additionally, this reserve includes the outstanding balance of the loans granted by the Group that are secured by Bank shares.

Revaluation reserves Royal Decree-Law 7/1996
The balance of this account can be used, free of tax charges, to increase capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

If this balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

Additional paid-in capital
The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use.

Early recording of voluntary reserves
As required by the Bank of Spain, the «Reserves» caption in the consolidated balance sheet as of December 31, 2001, includes «Voluntary Reserves Recorded Early» of approximately €3,397 million (€3,738 million as of December 31, 2000) relating to the difference between the amount at which certain Bank shares were issued – in accordance with Article 159.1.c of the revised Spanish Corporations Law – for the acquisition of holdings in the capital stock of other entities and the market value of the shares received in exchange, net of the equivalent amortization of the goodwill arising in the acquisitions. This amount increased initially the acquisition cost of the holdings acquired (Notes 12 and 20).

Reserves and prior years' losses at consolidated companies
The breakdown, by company, of the balances of these captions in the consolidated balance sheets, based on each company's contribution to the Group (after considering the effect of consolidation adjustments), is as follows:

			Thousands of Euros
	2001	2000	1999
Reserves at consolidated companies:			
Companies consolidated by the global integration method:			
Banco Santander Puerto Rico	284,005	217,110	222,393
Banco Río (consolidated)	261,933	75,289	42,095
Grupo Financiero Santander Mexicano	221,112	35,231	—
SCH Investment, S.A.	180,592	182,828	146,310
Banco Santander Chile (consolidated)	151,894	159,563	125,690
B.S.C.H. Gestión, S.A.	95,675	86,269	88,565
Banco Santander Uruguay	74,604	67,896	59,242
Carmosa	73,786	63,629	58,478
B.S.C.H. Bolsa, S.V.B., S.A.	59,158	103,260	60,420
Other companies	349,444	342,679	137,036
	1,752,203	1,333,754	940,229
Companies carried by the equity method:			
Royal Bank of Scotland	462,689	317,208	220,620
Société Générale	169,738	—	—
Commerzbank	144,904	52,841	32,635
Unión Eléctrica Fenosa, S.A.	130,516	63,395	90,368
Cepsa	81,810	58,232	27,118
Other companies	331,139	203,533	234,767
	1,320,796	695,209	605,508
	3,072,999	**2,028,963**	**1,545,737**
Prior years' losses at consolidated companies:			
Companies consolidated by the global integration method:			
Santander Investment Securities N.Y.	133,431	123,580	80,115
Patagon Internet Bank (formerly Open Bank)	111,957	70,709	58,382
Santander Merchant Bank	71,977	75,722	53,105
Banco Santander Colombia (consolidated)	69,741	77,044	23,752
Hispamer Group	61,820	98,458	115,220
Banco Santander Perú (consolidated)	53,682	41,794	59,681
Santander Investment Bank	46,284	37,191	75,451
Banco Santander Portugal	38,116	65,997	88,950
Santander Financial Products	37,281	68,029	80,175
Gestión y Desarrollos Patrimoniales, S.A.	—	—	84,755
Other companies and translation differences	872,248	275,575	69,675
Of which:			
Translation differences due to devaluation in Argentina	*505,379*	—	—
	1,496,537	934,099	789,261
Companies carried by the equity method	30,592	53,278	47,474
	1,527,129	**987,377**	**836,735**
Net balance	**1,545,870**	**1,041,586**	**709,002**
Of which: Restricted reserves	*479,918*	*447,880*	*365,457*

(22) Tax matters

Consolidated Tax Group

In accordance with current regulations, the Consolidated Tax Group includes Banco Santander Central Hispano, S.A. (as the controlling company) and the Spanish dependent companies that meet the requirements stipulated in the regulations on taxation of the consolidated income of corporate groups (as the controlled companies).

The other Group banks and companies file individual tax returns in accordance with the tax regulations applicable in the respective countries.

Years open for tax audit

The years open for tax audit in the Consolidated Tax Group as of December 31, 2001, are 1997, 1998, 1999, 2000 and 2001 for the main taxes applicable to it. Also, the Consolidated Tax Group whose parent bank was the former Banco Central Hispano Americano, S.A. has the years from 1996 to 1999 open for inspection.

In 2001 there were no significant developments in the matters contested at the different instances (stages) of the tax disputes pending resolution as of December 31, 2000. In 2001, tax assessments were received relating to the Consolidated Tax Group headed by the former Banco Central Hispano Americano, S.A. for corporate income tax from 1993 to 1995, VAT from 1992 to 1997 and withholdings for 1996 and 1997; the amounts that were contested totaled €59,572,000. This amount relates mainly to corporate income tax timing differences. Also, it should be noted that the field tax inspector considered that the taxpayer's behavior was not a tax infringement, and, accordingly, no penalty was imposed. The Bank's directors consider that the liabilities, if any, which might arise as a result of these claims would not have a material effect on the consolidated statement of income.

The other Spanish consolidated entities generally have the last four years open for review by the tax inspection authorities with respect to the main taxes applicable to them, except in the case of those companies for which the statute of limitations has been interrupted due to tax audits.

Because of the possible different interpretations which can be made of the tax regulations applicable to banking operations, the outcome of future reviews of the open years by the tax authorities might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Bank's tax advisers consider it unlikely that such contingent liabilities will materialize or that the contingent liabilities relating to the inspectors' assessments referred to above will become actual liabilities, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

Since 1992 the Madrid Central Court number 3 has had preliminary court proceedings in progress to determine the liabilities which might arise in connection with certain credit assignment transactions carried out by Banco Santander, S.A. from 1987 to 1989. The Bank and its internal and external advisers consider that the result of this litigation will finally be in its favor and that no additional specific provision is required. This opinion was corroborated by the dismissal order by the aforementioned Court on July 16, 1996, which signified a considerable advance in this connection. Also, tax assessments amounting to approximately €29,940,000 issued in 1995 and 1996 were contested by the Bank and are pending final resolution at various administrative and jurisdictional instances.

In any event, following its traditional prudent criteria, the Group has recorded reasonable provisions to cover any contingencies which might arise from the above-mentioned situations.

Reconciliation

The reconciliation of the corporate income tax expense calculated at the standard rate to the recorded corporate income tax expense is as follows:

	Thousands of Euros		
	2001	2000	1999
Corporate income tax at the standard rate of 35%	1,483,057	1,320,898	950,454
Permanent differences:			
Amounts arising from consolidation (*)	(598,682)	(185,917)	(286,959)
Tax credits and elimination of double taxation of dividends	(18,598)	(441,900)	(133,594)
Effect of allocation of the Group's share in income of companies carried by the equity method	44,619	21,787	13,655
	(572,661)	(606,030)	(406,898)
«Corporate Income Tax» and «Other Taxes», per consolidated statements of income	**910,396**	**714,868**	**543,556**

(*) Including the net tax effect of the consolidation adjustments which were treated as permanent differences by the Group and relate mainly to writedowns, and the differences arising from the existence of different tax rates in Spain and in other countries.

The Bank and certain of the other Spanish consolidated companies have availed themselves of the tax credits available under corporate income tax legislation. Although the 2001 corporate income tax return has not yet been filed, the provision for 2001 corporate income tax shown in the consolidated balance sheet as of December 31, 2001, and the consolidated statement of income for the year then ended, is net of the related investment, dividend double taxation and international double taxation tax credits recorded in the balance of «Permanent Differences» in the foregoing reconciliation.

Other assets and other liabilities

The balance of the «Other Assets» caption in the consolidated balance sheets includes balances receivable from the tax authorities other than loan and similar transactions (corporate income tax withholdings, input VAT chargable to others and prepaid corporate income tax, among others). The balance of the «Other Liabilities» caption includes the liability for the various taxes applicable to the Group, including the corporate income tax on income for the year.

The detail of the two balances is as follows:

	Thousands of Euros		
	2001	2000	1999
Other assets – Tax receivables	**5,576,912**	**5,912,258**	**2,439,965**
Of which:			
Banespa	*2,239,930*	*2,257,474*	—
Early retirements in 1999 (Note 2-j)	*304,948*	*360,331*	*413,461*
Early retirements in 2000 (Note 2-j)	*241,613*	*267,338*	—
Early retirements in 2001 (Note 2-j)	*243,547*	—	—
Writedowns inherent to the merger (Note 1)	*62,776*	*76,419*	*118,940*
Other liabilities - Accrued taxes payable	**2,666,120**	**2,577,050**	**2,276,772**
Of which:			
Tax collection accounts	*1,943,481*	*1,590,873*	*1,375,681*
Deferred tax on merger surpluses (Note 1)	*110,436*	*114,102*	*118,940*

(23) Memorandum accounts, futures transactions and off-balance-sheet funds under management

Memorandum accounts

The «Memorandum Accounts» caption in the consolidated balance sheets includes the following commitments and contingent liabilities of the Group that arose in the normal course of its operations:

			Thousands of Euros
	2001	2000	1999
Contingent liabilities:			
Rediscounts, endorsements and acceptances	93,505	32,286	9,851
Assets assigned to sundry obligations	258,117	211,406	25,020
Guarantees and other sureties	26,101,265	22,208,058	17,653,775
Other contingent liabilities	4,900,196	4,769,344	3,797,904
	31,353,083	27,221,094	21,486,550
Commitments:			
Sales with repurchase option	18,199	3,050,034	64,915
Balances drawable by third parties:			
Credit entities	1,596,114	3,423,605	1,771,916
Public authorities	2,708,750	2,972,510	3,299,460
Other sectors	45,315,994	47,921,634	39,132,151
Other commitments	4,613,970	5,012,874	2,415,486
	54,253,027	62,380,657	46,683,928
	85,606,110	**89,601,751**	**68,170,478**

Futures transactions

The detail, by term to maturity, of the notional and/or contractual amounts of each type of derivative arranged by the Group as of December 31, 2001, is as follows:

						Millions of Euros
	Up to 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Guaranteed Mutual Funds	Total
Unmatured foreign currency purchase and sale transactions:	**77,382**	**7,699**	**518**	**—**	**—**	**85,599**
Purchases of foreign currencies against euros	20,086	4,531	306	—	—	24,923
Purchases of foreign currencies against foreign currencies	49,725	1,248	178	—	—	51,151
Sales of foreign currencies against euros	7,571	1,920	34	—	—	9,525
Financial asset purchase and sale transactions (*):	**2,543**	**1,430**	**3,078**	**970**	**—**	**8,021**
Purchases	816	767	1,758	557	—	3,898
Sales	1,727	663	1,320	413	—	4,123
Securities and interest rate futures (*):	**50,048**	**2,867**	**221**	**—**	**—**	**53,136**
Purchased	20,349	1,875	139	—	—	22,363
Sold	29,699	992	82	—	—	30,773
Options on securities (*):	**14,530**	**3,205**	**122**	**—**	**9,006**	**26,863**
Purchased	4,595	915	18	—	6,977	12,505
Written	9,935	2,290	104	—	2,029	14,358
Options on interest rates (*):	**25,487**	**11,418**	**4,680**	**4,859**	**—**	**46,444**
Purchased	20,666	5,121	2,773	2,000	—	30,560
Written	4,821	6,297	1,907	2,859	—	15,884
Options on foreign currencies:	**4,307**	**1,040**	**—**	**—**	**—**	**5,347**
Purchased	1,169	260	—	—	—	1,429
Written	3,138	780	—	—	—	3,918
Other interest rate transactions:	**309,926**	**122,582**	**43,375**	**13,821**	**—**	**489,704**
Forward rate agreements (FRA's)	88,124	1,085	—	—	—	89,209
Interest rate swaps (IRS's)	211,761	120,349	42,715	11,968	—	386,793
Other	10,041	1,148	660	1,853	—	13,702
Futures commodity transactions	**3**	**—**	**—**	**—**	**—**	**3**
	484,226	**150,241**	**51,994**	**19,650**	**9,006(**)**	**715,117**

(*) Based on the term of the underlying asset.

(**) Guaranteed assets.

Other information

The aforementioned notional and/or contractual amounts of these transactions do not necessarily reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offset and/or combination thereof. This net position is used by the Group basically to hedge the interest rate risk, the price of the underlying asset or the currency risk, the resulting gains or losses on which are included under the «Gains (Losses) on Financial Transactions» caption in the consolidated statements of income and, where appropriate, as an increase in, or offset of, the results on the investments for which these hedging contracts were arranged (Note 25).

Also, per the recommendation made by the European Commission on the publication of information relating to financial instruments, the accompanying 2001 management report includes the relevant qualitative and quantitative information.

Off-balance-sheet funds under management

The detail of the off-balance-sheet funds under management by the Group is as follows:

	Millions of Euros		
	2001	2000	1999
Mutual funds	68,535	65,012	59,840
Pension funds	18,842	16,397	13,072
Assets under management	7,870	7,239	5,564
	95,247	**88,648**	**78,476**

(24) Transactions with nonconsolidable Group companies and with associated companies

The detail of the Group's main balances with nonconsolidable companies controlled by it and with associated companies, and of the impact of the transactions with them on the statements of income, is as follows:

	Thousands of Euros		
	2001	2000	1999
ASSETS:			
Due from credit entities	1,319,642	557,674	602,635
Debentures and other fixed-income securities	122,450	—	—
Loans and credits	1,476,669	1,501,827	1,945,681
Common stock and other equity securities	51,062	48,363	103,963
	2,969,823	**2,107,864**	**2,652,279**
LIABILITIES:			
Due to credit entities	664,725	97,045	85,230
Customer deposits	899,992	465,304	590,933
	1,564,717	**562,349**	**676,163**
STATEMENT OF INCOME:			
Debit-			
Interest and similar expenses	61,688	5,415	7,242
Fees paid	24,040	—	180
	85,728	**5,415**	**7,422**
Credit-			
Interest and similar revenues	146,449	104,215	42,660
Gains on financial transactions	7,987	974	30
Fees collected	34,528	29,384	27,761
	188,964	**134,573**	**70,451**
MEMORANDUM ACCOUNTS:			
Contingent liabilities	1,294,640	1,038,729	1,470,106
Commitments	449,990	695,329	584,448

(25) Statement of income disclosures

Following is certain relevant information in connection with the consolidated statements of income:

a) Geographical breakdown

The geographical breakdown of the balances of the main captions composing the Group's revenues, by country of location of the Bank branches and the Group companies giving rise to them, is as follows:

	Thousands of Euros		
	2001	2000	1999
Interest and similar revenues:			
Spain	8,714,243	8,170,128	7,010,668
Other European countries	2,986,892	2,936,329	1,816,403
America	16,407,799	18,027,376	10,699,885
Other	7,825	25,892	85,085
	28,116,759	**29,159,725**	**19,612,041**
Gains (losses) on equity securities portfolio:			
Spain	438,474	345,078	149,466
Other European countries	34,642	51,260	146,208
America	75,235	27,856	35,905
Other	54	—	102
	548,405	**424,194**	**331,681**
Fees collected:			
Spain	2,267,468	2,372,051	2,165,921
Other European countries	526,979	397,870	211,616
America	2,739,948	1,991,622	1,309,395
Other	788	835	4,454
	5,535,183	**4,762,378**	**3,691,386**
Gains (losses) on financial transactions:			
Spain	390,429	351,851	259,186
Other European countries	71,683	80,770	67,554
America	220,818	266,537	58,268
Other	2,212	2,944	(5,385)
	685,142	**702,102**	**379,623**
Other operating revenues:			
Spain	64,134	128,190	108,254
Other European countries	5,379	5,884	5,151
America	49,181	66,995	35,111
Other	6	553	385
	118,700	**201,622**	**148,901**

b) Breakdown by type of transaction

The detail, by type of transaction, of certain captions in the consolidated statements of income is as follows:

	Thousands of Euros		
	2001	**2000**	**1999**
Interest and similar revenues:			
Cash at Bank of Spain and other central banks	262,588	179,186	63,100
Due from credit entities	3,171,114	2,802,543	2,064,428
Fixed-income securities	5,318,056	4,292,248	3,503,810
Loans and credits	16,307,418	14,808,596	10,875,410
Revenues related to insurance contracts (Note 2-j)	264,842	155,090	—
Other revenues	2,792,741	6,922,062	3,105,293
	28,116,759	**29,159,725**	**19,612,041**
Interest and similar expenses:			
Bank of Spain	344,650	320,129	336,224
Due to credit entities	3,689,637	3,866,167	2,698,905
Deposits	8,112,906	7,609,745	4,974,727
Debt securities and subordinated debt	3,459,816	2,631,459	1,939,899
Cost allocable to the recorded pension allowance (Note 2-j)	713,930	278,209	68,275
Other interest expenses	2,087,461	6,588,649	3,255,755
	18,408,400	**21,294,358**	**13,273,785**
Fees collected:			
Contingent liabilities	219,754	203,605	166,973
Collection and payment services	2,182,263	1,683,032	1,261,987
Securities services	2,170,369	2,135,618	1,748,512
Other transactions	962,797	740,123	513,914
	5,535,183	**4,762,378**	**3,691,386**
Fees paid:			
Asset and liability transactions	225,265	161,871	118,766
Fees assigned	457,659	326,692	251,500
Other fees	230,524	260,821	243,986
	913,448	**749,384**	**614,252**
Gains (losses) on financial transactions(*):			
Fixed-income securities	236,192	(3,570)	168,139
Equity securities	(111,560)	(374,328)	519,250
Exchange differences	(225,890)	283,190	(24,924)
Derivatives	786,400	796,810	(282,842)
	685,142	**702,102**	**379,623**

(*) The balance of these captions in the consolidated statement of income includes the net gains (losses) on trading transactions (Note 2-l). For these amounts to be correctly interpreted it must be borne in mind that, in the case of hedging transactions, gains or losses on exchange differences and derivatives are symmetrical to those recorded under the «Gains (Losses) on Financial Transactions – Fixed-Income Securities» and «Gains (Losses) on Financial Transactions – Equity Securities» captions in the foregoing detail.

c) General administrative expenses

Personnel expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

	Thousands of Euros		
	2001	2000	1999
Wages and salaries	3,794,237	3,299,881	2,783,888
Social security costs	678,194	585,398	527,347
Period provision to in-house pension allowances (Note 2-j)	91,474	103,386	63,575
Contributions to external pension funds (Note 2-j)	71,436	27,280	18,661
Other expenses	622,956	435,012	382,327
	5,258,297	**4,450,957**	**3,775,798**

The average number of employees at the Group, by professional category, was as follows:

	Number of Employees		
	2001	2000	1999
Top management	166	182	197
Other line personnel	27,996	28,198	28,518
Clerical staff	12,219	14,042	15,777
General services	137	172	231
	40,518	42,594	44,723
Staff of banks and companies abroad	74,186	84,137	49,472
Staff of Spanish and foreign nonbanking companies	1,253	1,827	1,247
	115,957	**128,558**	**95,442**

Compensation systems based of the delivery of Bank shares.

In recent years, the Bank has put in place compensation system linked to the market performance of the Bank's shares based on the achievement of certain objectives as shown below:

Stock options plan-

	Number of Shares	Euros Exercise Price	Year Granted	Group	Number of People	Initial Vesting Date	Final Vesting Date
Plans in force at January 1, 2000	**18,295,774**	**3.36**					
Options granted	**26,577,419**	**9.97**					
Options exercised	**(2,498,700)**	**3.01**					
Plans in force at December 31, 2000	**42,374,493**	**7.63**					
Options exercised	**(6,349,370)**	**1.88**					
Of which:							
Plan Two	*(57,600)*	*2.49*					
Plan Four	*(1,504,520)*	*7.84*					
Merger bonus	*(4,787,250)*	—					
Plans in force at December 31, 2001	**36,025,123**	**8.64**					
Of which:							
Plan Four	*4,454,680*	*7.84*	*1998*	*Managers*	*737*	*01-01-2001*	*31-12-2002*
Managers plan 1999	*4,993,024*	*2.29*	*1999*	*Managers*	*1,055*	*31-12-2001*	*30-12-2004*
Additional managers plan 1999	*162,919*	*2.41*	*2000*	*Managers*	*45*	*01-04-2002*	*30-12-2004*
Investment banking plan	*6,610,000*	*10.25*	*2000*	*Managers*	*65*	*16-06-2003*	*15-06-2005*
Young executives plan	*1,265,500*	*2.29*	*2000*	*Managers*	*597*	*01-07-2003*	*30-06-2005*
Managers plan 2000	*14,739,000*	*10.55*	*2000*	*Managers*	*1,038*	*30-12-2003*	*29-12-2005*
Latin America plan	*3,800,000*	*10.14*	*2000*	*Managers*	*193*	*01-02-2002*	*01-02-2003*
Pro memoria:							
Number of Bank shares issued (Note 20) as of December 31, 2001	*4,659,362,499*						
Proportion of plans to shares issued as of December 31, 2001	*0.77%*						
Market price of Bank shares as of December 31, 2001		*9.41*					

Other administrative expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

	Thousands of Euros		
	2001	2000	1999
Technology and systems	546,410	505,998	325,556
Communications	347,199	287,632	229,821
Advertising	340,071	305,224	203,088
Buildings and installations	670,261	601,811	467,720
Taxes other than income tax	203,635	188,970	150,680
Other expenses	1,035,110	955,773	690,520
	3,142,686	**2,845,408**	**2,067,385**

e) Extraordinary income/Extraordinary loss

The net credit balance (€61 million) of these captions in the consolidated statement of income for the year ended December 31, 2001, includes the gains or losses on disposal of property and equipment and long-term financial investments (net income of €2,080 million – including the income obtained from the sale of Vodafone -and net loss of €142 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€56 million); monetary adjustments (Note 2-b); provisions to pension allowances (Notes 1 and 2-j); and other results of €1,696 million, including most notably the recording of the special allowance for Argentina (Note 1).

The net debit balance of these captions in the consolidated statement of income for the year ended December 31, 2000 (€406 million – €151 million as of December 31, 1999), includes the gains or losses on disposal of property and equipment and long-term financial investments (net income of €108 million and net loss of €71 million - net income of €130 million and net loss of €102 million as of December 31, 1999); the collection of interest on doubtful and nonperforming loans earned in prior years (€35 million - €25 million as of December 31, 1999); monetary adjustments (Note 2-b), provisions to pension allowances (Notes 1 and 2-j) and the merger bonus (Note 23).

(26) Statements of changes in financial position

The consolidated statements of changes in financial position are as follows:

	Thousands of Euros		
	2001	2000	1999
Source of funds:			
From operations-			
Income for the year	3,326,909	3,059,128	2,172,027
Depreciation and amortization	2,860,271	1,498,696	1,383,788
Net provisions to allowances for diminution in asset value and to other allowances	4,646,053	2,160,236	1,588,733
Income of companies carried by the equity method, net of taxes	(521,878)	(754,271)	(322,845)
Direct writedown of assets	53,298	54,692	97,340
Losses on the sale of treasury stock, holdings and fixed assets	151,961	85,500	176,115
Gains on the sale of treasury stock, holdings and fixed assets	(1,336,867)	(503,883)	(908,268)
Other writedowns	—	57,667	—
	9,179,747	5,657,765	4,186,890
Capital increase with additional paid-in capital	902,977	5,719,969	3,587,405
Net sale of treasury stock	29,167	—	62,854
Subordinated securities issued (net increase)	2,266,050	2,631,273	3,820,898
Lending less financing at Bank of Spain and credit and savings entities (net variation)	—	—	11,481,453
Fixed-income securities (net decrease)	2,348,046	—	—
Customer deposits (net increase) (*)	11,972,816	47,981,332	47,133,262
Debt securities (net increase)	7,443,186	10,081,149	13,708,635
Minority interests (net increase)	—	1,394,715	2,160,687
Sale of holdings in Group and associated companies	3,604,731	786,802	1,727,080
Sale of property and equipment and intangible assets	629,836	—	—
Other asset items less liability items (net variation)	—	1,449,823	1,205,420
Total funds obtained	**38,376,556**	**75,702,828**	**89,074,584**
Application of funds:			
Dividends	685,380	898,529	605,189
Lending less financing at Bank of Spain and credit entities (net)	22,064,658	4,187,340	—
Net purchase of treasury stock	—	7,717	—
Loans and credits (net increase) (*)	6,439,474	43,419,693	57,388,332
Fixed-income securities (net increase)	—	14,020,981	20,093,097
Short-term equity securities (net increase)	1,102,544	1,131,045	2,258,578
Purchase of holdings in Group and associated companies	1,238,696	9,941,389	5,960,808
Purchase of property and equipment and intangible assets	1,386,973	2,096,134	2,768,580
Minority interests (net decrease)	1,699,380	—	—
Other asset items less liability items (net variation) (**)	3,759,451	—	—
Total funds applied	**38,376,556**	**75,702,828**	**89,074,584**

(*) The merger with BCH and the inclusion of new companies in the Group in 1999 basically represented funds obtained amounting to €40,200,401,000 (Customer Deposits) and funds applied amounting to €40,941,624,000 (Loans and Credits). The inclusion of new companies in the Group in 2000 basically represented funds obtained amounting to €32,208,221,000 (Customer Deposits) and funds applied amounting to €25,951,131,000 (Loans and Credits).

(**) This item mainly includes the net worth impact arising from the devaluation of the Argentinean peso and the recording of the special allowance detailed in Note 1.

(27) Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Exhibit I

Main Consolidated companies composing the Santander Central Hispano Group (+)

Millions of Euros

Company	Location	Line of Business	% of Ownership by the Bank Direct	% of Ownership by the Bank Indirect	Capital Stock(*)	Reserves(*)	Net Income (Loss)(*)	Cost(*)
Administradora de Fondos de Pensiones, y Cesantía Santander, S.A.	Colombia	Pension fund management	—	99.99%	16	3	9	66
AFP Summa Bansander S.A.	Chile	Pension fund management	—	99.42%	29	24	14	95
AFP Unión Vida	Peru	Pension fund management	—	99.94%	14	3	23	27
AG Activos y Participaciones, S.A.	Spain	Securities investment	—	98.43%	5	126	7	(a)
All Funds Bank	Spain	Banking	—	100.00%	18	0	(2)	16
Andaluza de Inversiones, S.A.	Spain	Securities investment	—	100.00%	30	0	(1)	28
B.S.N. Portugal, S.A.	Portugal	Banking	—	99.34%	26	49	18	29
Banca Serfin, S.A.	Mexico	Banking	—	98.85%	1,924	(1,174)	407	1,507
Banco BSN - Banif, S.A.	Spain	Banking	100.00%	—	39	93	29	132
Banco Caracas, C.A. Banco Universal (1)	Venezuela	Banking	—	91.88%	95	64	58	329
Banco Caracas, Holding N.V.	Netherlands Antilles	Banking	—	84.40%	19	6	1	53
Banco Caracas, N.V.	Netherlands Antilles	Banking	—	84.40%	14	0	6	11
Banco de Asunción, S.A.	Paraguay	Banking	—	98.09%	2	17	1	35
Banco de Santa Cruz, S.A.	Bolivia	Banking	95.93%	—	74	26	3	240
Banco de Santiago, S.A.	Chile	Banking	—	43.50%	701	30	207	320
Banco de Venezuela, S.A.C.A. (1)	Venezuela	Banking	97.93%	0.87%	57	477	135	683
Banco de Vitoria, S.A.	Spain	Banking	—	96.55%	29	72	12	(a)
Banco del Desarrollo Económico Español, S.A.	Spain	Banking	—	98.49%	13	37	0	(a)
Banco del Río de la Plata S.A.	Argentina	Banking	25.62%	54.70%	231	484	(7)	1,717
Banco do Estado de Sao Paulo S.A.	Brazil	Banking	—	97.83%	1,178	(247)	533	1,041
Banco Español de Crédito, S.A.	Spain	Banking	98.47%	0.10%	1,336	417	369	2,470
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	Banking	—	100.00%	1,573	499	47	1,153
Banco Santander Brasil	Brazil	Banking	—	95.78%	655	(14)	(31)	972
Banco Santander Brasil International, Ltd.	Bahamas	Banking	—	100.00%	5	795	43	785
Banco Santander Central Hispano (Guernsey) Limited	Guernsey	Banking	—	99.98%	12	25	6	11
Banco Santander Central Hispano (Suisse) S.A.	Switzerland	Banking	—	99.96%	20	25	11	24
Banco Santander Central Hispano - Perú	Peru	Banking	—	100.00%	132	12	1	150
Banco Santander Chile	Chile	Banking	—	89.42%	475	154	160	671
Banco Santander Colombia, S.A.	Colombia	Banking	—	63.11%	1	116	(3)	118
Banco Santander Colombia-Panamá, S.A.	Panama	Banking	—	100.00%	15	32	1	102
Banco Santander International Miami	U.S.A.	Banking	94.80%	5.20%	6	87	16	10
Banco Santander Meridional S.A.	Brazil	Banking	96.16%	0.75%	587	(212)	24	1,287
Banco Santander Mexicano, S.A.	Mexico	Banking	—	98.85%	1,566	(831)	203	1,053
Banco Santander Philippines, Inc.	Philippines	Banking	88.45%	—	48	7	2	43
Banco Santander Portugal, S.A.	Portugal	Banking	—	84.85%	156	66	27	221
Banco Santander Puerto Rico	Puerto Rico	Banking	—	86.74%	121	409	54	488
Banco Santander Uruguay, S.A.	Uruguay	Banking	—	100.00%	18	48	5	25
Banco Santander, S.A.	Brazil	Banking	96.70%	3.18%	4,814	(2)	(3,172)	4,420
Banco Standard Totta de Moçambique, SARL	Mozambique	Banking	—	54.96%	8	8	12	1
Banco Totta & Açores, Ltda	Portugal	Banking	79.93%	19.42%	525	1,293	76	3,175
Banespa, S.A Serviços Técnicos e Administrativos	Brazil	Technical services	—	97.83%	8	(10)	85	45
Banespa, S.A. Arrendamiento Mercantil	Brazil	Leasing	—	97.83%	78	67	11	140
Banespa, S.A. Corretora de Cambio e Títulos	Brazil	Securities company	—	97.83%	11	(8)	17	12
Banesto Banco de Emisiones, S.A.	Spain	Banking	—	98.57%	19	10	0	(a)
Banesto Bolsa, S.A., Sdad. de Valores y Bolsa	Spain	Securities company	—	98.57%	5	54	8	(a)
Banesto Holding	Guernsey	Securities investment	—	98.57%	87	(7)	9	(a)

Exhibit I

Millions of Euros

Company	Location	Line of Business	% of Ownership by the Bank Direct	Indirect	Capital Stock [*]	Reserves [*]	Net Income (Loss) [*]	Cost [*]
Banque Banespa International, S.A.	Luxembourg	Banking	—	97.83%	32	7	3	39
Bansafina	Spain	Finance	—	99.91%	5	19	9	4
Bansaliber, S.A.	Spain	Securities investment	64.99%	24.99%	13	116	6	62
BCH Capital, Ltd.	Cayman Islands	Finance	100.00%	—	0	4	33	0
BCH Eurocapital, Ltd.	Cayman Islands	Finance	100.00%	—	0	0	53	0
BCH International N.V.	Netherlands	Securities investment	100.00%	—	25	10	3	13
BCH International, Puerto Rico, Inc.	Puerto Rico	Banking	100.00%	—	12	15	13	9
Bozano, Simonsen Banking, Limited	Cayman Islands	Banking	—	99.89%	6	31	2	55
BSCH Factoring y Confirming, S.A., E.F.C.	Spain	Factoring	100.00%	—	39	18	(1)	56
BSCH Finance Limited	Cayman Islands	Finance	100.00%	—	336	(425)	374	271
Cadinsa	Spain	Securities investment	100.00%	—	187	(34)	16	168
Cántabro Catalana de Inversiones, S.A.	Spain	Securities investment	100.00%	—	304	(141)	5	141
Capital Riesgo Internet SCR	Spain	Venture-capital company	100.00%	—	3	31	(10)	30
Carmosa	Spain	Securities investment	40.50%	36.58%	9	132	6	47
Casa de Bolsa Santander Serfín, S.A. De C.V.	Mexico	Securities company	—	98.85%	51	52	20	75
CC-Bank	Germany	Banking	—	100.00%	30	41	35	135
Ceivasa	Spain	Securities investment	54.99%	25.32%	9	88	5	32
Companhia Geral de Crédito Predial Português, S.A.	Portugal	Banking	—	99.35%	235	123	36	550
Consortium, S.A.	Spain	Securities investment	99.99%	0.01%	4	63	(3)	65
Corpoban, S.A.	Spain	Securities investment	—	98.44%	36	21	3	(a)
Dudebasa, S.A.	Spain	Finance	—	98.57%	22	12	2	(a)
Factoring Santander Mexicano, S.A. De C.V.	Mexico	Finance	—	97.60%	83	(49)	3	14
Fibansa	Spain	Securities investment	52.78%	25.27%	8	69	3	27
Finconsumo SPA	Italy	Finance	—	50.00%	22	21	8	22
Fonlyser, S.A. De C.V.	Mexico	Finance	—	98.84%	52	(3)	4	41
Gessinest Consulting, S.A.	Spain	Consult., manag. and comm.	99.88%	0.12%	9	107	(36)	85
Hipotebansa	Spain	Mortgage loan company	100.00%	—	36	9	9	36
Hispamer Banco Financiero, S.A.	Spain	Banking	100.00%	—	74	114	64	250
Hispamer Servicios Financieros EFC, S.A.	Spain	Finance	—	99.99%	83	21	45	98
Informática, Servicios y Productos, S.A.	Spain	Services	—	98.57%	17	1	0	(a)
Inmobiliaria Lerma y Amazonas, S.A. De C.V.	Mexico	Real estate mgt.	—	98.83%	11	18	2	30
Inversiones Santander Bahamas	Bahamas	Counseling	—	85.00%	14	14	0	14
Meridional Leasing, S.A. - Arrendamento Mercantil	Brazil	Leasing	—	96.91%	13	1	2	14
Noroeste Participaçoes e Servicios Técnicos, Ltda.	Brazil	Finance	—	95.78%	119	1	5	102
Norvasa	Spain	Securities investment	47.97%	30.08%	10	28	2	16
Oil-Dor, S.A.	Spain	Finance	—	98.43%	60	62	4	(a)
Orígenes AFJP	Argentina	Pension fund management	—	39.20%	86	24	5	59
Orígenes Vivienda S.A.	Argentina	Mortgage loan company	—	97.54%	19	0	(2)	56
Pacale, S.A. De C.V.	Mexico	Finance	—	98.84%	11	18	2	30
Patagon Internet Bank	Spain	Banking	—	95.54%	39	5	(16)	34
Petrofinac, SGPS, S.A.	Portugal	Securities investment	—	99.35%	69	129	0	69
Río Bank International SAIFE	Uruguay	Banking	—	80.31%	23	30	0	21
Santander Asset Management, S.L.	Spain	Fund management	100.00%	—	29	66	51	29
Santander Brasil Arrendamiento Mercantil, S.A.	Brazil	Leasing	—	95.78%	20	15	(4)	18
Santander Brasil S.A., Corretora de Cambio e Valores Mobiliarios	Brazil	Securities company	—	96.46%	17	17	7	24
Santander Brasil S.A., Corretaje y Admón. de Seguros	Brazil	Insurance brokerage	—	97.89%	10	14	4	30

Exhibit I

Millions of Euros

Company	Location	Line of Business	% of Ownership by the Bank Direct	Indirect	Capital Stock(*)	Reserves(*)	Net Income (Loss)(*)	Cost(*)
Santander Central Hispano – G. de Empresas de Crédito Esp., SGPS, S.A.	Portugal	Securities investment	—	99.35%	35	(1)	(2)	44
Santander Central Hispano - Leasing Sdade. Locação Financeira, S.A.	Portugal	Leasing	—	99.35%	11	7	2	13
Santander Central Hispano - Loc. Sdade. Locação Financeira, S.A.	Portugal	Leasing	—	99.35%	7	9	3	10
Santander Central Hispano Asset Management Ireland Ltd	Ireland	Fund management	—	100.00%	0	23	8	0
Santander Central Hispano Bank and Trust, Ltd.	Bahamas	Banking	—	100.00%	1	1,845	305	1,801
Santander Central Hispano Benelux, S.A.	Belgium	Banking	100.00%	—	40	1	1	25
Santander Central Hispano Bolsa, S.V., S.A.	Spain	Securities company	50.03%	49.97%	9	34	0	29
Santander Central Hispano Gestión SGIIC, S.A.	Spain	Fund management	28.30%	71.41%	23	94	48	46
Santander Central Hispano Investment New York	U.S.A.	Securities company	—	100.00%	329	(173)	(25)	295
Santander Central Hispano Investment, S.A.	Spain	Banking	100.00%	—	21	144	109	14
Santander Central Hispano Lease, S.A., E.F.C.	Spain	Leasing	100.00%	—	39	11	4	42
Santander Central Hispano Multileasing, S.A., E.F.C.	Spain	Leasing	70.00%	30.00%	21	1	2	21
Santander Central Hispano Pensiones E.G.F.P., S.A.	Spain	Pension fund management	21.20%	78.52%	39	15	4	58
Santander Central Hispano Renting, S.A.	Spain	Renting	100.00%	—	6	11	2	18
Santander Companhia Securitizadora de Créditos Financieros	Brazil	Debt collection	—	95.78%	96	1	2	92
Santander Direkt Bank AG	Germany	Banking	—	95.54%	14	20	4	48
Santander Factoring, S.A.	Chile	Factoring	—	99.42%	6	17	(2)	8
Santander Financial Products	Ireland	Finance	—	100.00%	0	114	6	162
Santander Gestão de Activos, SGPS, S.A.	Portugal	Fund management	—	99.34%	4	8	4	7
Santander Inversiones, S.A., Corredores de Bolsa	Chile	Securities company	—	99.99%	16	2	7	16
Santander Investment Bank	Bahamas	Banking	—	100.00%	11	226	(31)	580
Santander Investment Chile, Ltda.	Chile	Finance	—	99.99%	60	27	13	75
Santander Investment Colombia S.A.	Colombia	Finance	—	99.86%	20	57	(16)	98
Santander Investment Inmobiliaria Ltda	Colombia	Real estate mgt.	—	99.86%	59	11	(14)	41
Santander Investment International Bank, Inc	Puerto Rico	Banking	—	100.00%	416	(144)	13	278
Santander Investment Limited	Bahamas	Securities company	—	100.00%	0	39	(10)	27
Santander Management Inc.	Bahamas	Fund management	—	100.00%	0	17	3	1
Santander Merchant Bank	Bahamas	Banking	—	100.00%	6	98	37	207
Santander Mexicano S.A. De C.V. Afore	Mexico	Pension fund management	—	99.14%	54	3	45	0
Santander Overseas Bank, Inc.	Puerto Rico	Banking	100.00%	—	69	30	20	69
Santander Río Bank Gran Cayman	Cayman Islands	Banking	—	80.31%	106	91	5	54
Santander S.A. Administradora Fondos Mutuos	Chile	Fund management	—	89.42%	6	5	5	3
Santander S.A. Agente de Valores	Chile	Securities company	—	89.51%	51	38	15	30
Santander Securities Corporation	Puerto Rico	Securities company	—	100.00%	27	(3)	0	27
Santiago Leasing, S.A.	Chile	Leasing	—	43.50%	34	(7)	8	34
SCH Investment Limitada	Chile	Finance	—	99.99%	2	21	7	2
Secuoya Capital Privado, S.C.R., S.A.	Spain	Venture-capital company	100.00%	—	7	159	1	167
Serfin International Bank and Trust	Cayman Islands	Banking	—	98.85%	11	37	(7)	44
Serfin Securities, Ltd.	Cayman Islands	Fund management	—	98.85%	0	22	2	18
Sistemas 4B, S.A.	Spain	Cards	45.44%	12.61%	3	14	4	10
Symbios Capital, B.V.	Netherlands	Venture-capital company	—	100.00%	58	0	(23)	35
Totta & Açores Finance Ireland, Limited	Ireland	Finance	—	84.85%	57	0	2	49

Exhibit I

Company	Location	Line of Business	% of Ownership by the Bank Direct	% of Ownership by the Bank Indirect	Capital Stock (*)	Reserves (*)	Net Income (Loss) (*)	Cost (*)
								Millions of Euros
Totta Finance - Serviços Financeiros, S.A.	Portugal	Finance	—	99.35%	5	35	(3)	3
Totta Ireland, PLC	Ireland	Finance	—	99.35%	286	3	19	284
Valores Santander	Venezuela	Securities company	—	76.50%	7	7	2	10
Vista Desarrollo, S.A. SCR	Spain	Venture-capital company	100.00%	—	48	36	2	40
Wallcesa, S.A.	Spain	Securities investment	100.00%	—	2	22	(4)	21

(+) Excluding inactive companies, companies in liquidation and those that only have relations with the Group and, accordingly, are eliminated in the consolidation process, mainly the purely holding companies of the shares of Group companies.

(*) Amount per books of each Company as of December 31, 2001. The cost for accounting purposes is the figure per books of each holding company multiplied by the Group's percentage of ownership, disregarding amortization of goodwill in consolidation. The data on companies not located in the European Union were translated to euros at the year-end exchange rates.

(a) Banesto's directors considered it advisable to omit the net amount per books of Banesto and/or of its dependent companies because they considered that, since some of them are in the process of reorganization and/or sale, the disclosure of this information might be detrimental to both Banesto and the companies themselves. The Banesto companies' results as of December 31, 2001, have not yet been approved by the respective Shareholders' Meetings.

(1) Data expressed on a comparable basis with calendar 2001.

Exhibit II

Main nonconsolidable companies in which the Group has holdings of more than 3% (20% if unlisted) (+)

Millions of Euros

Company	Location	Line of Business	% of Ownership by the Bank				Capital
			Direct	Indirect	Stock(*)	Reserves(*)	Net income (Loss)(*)
Aguas de Valencia, S.A. (**)	Spain	Water utility	21.97%	—	5	43	3
Alcaidesa Holding, S.A.	Spain	Real estate	—	49.21%	31	(4)	3
AOL Spain, S.L. (**)	Spain	Internet	40.00%	—	1	215	(5)
B to B Factory Ventures, S.A.	Spain	Development of e-Commerce platforms	80.30%	—	1	170	3
Banco Vitalicio de España, S.A. (consolidated) (**)	Spain	Banking	—	13.22%	26	92	2
Banque Commerciale du Maroc Societé Anonymé (**)	Morocco	Banking	—	20.27%	130	322	81
Centradia, Ltd.	United Kingdom	Counseling	22.50%	—	44	0	(17)
CEPSA, S.A. (consolidated) (**)	Spain	Oil refinery	0.12%	19.92%	268	1,345	356
Commerzbank, A.G. (consolidated) (**)	Germany	Banking	—	4.72%	1,386	9,795	1,342
Compañía Aseguradora Banesto Seguros, S.A.	Spain	Insurance	—	98.57%	19	31	8
Compañía Concesionaria del Túnel de Soller, S.A.	Spain	Construction	—	31.57%	17	0	0
Consorcio Internacional de Seguros de Crédito, S.A.	Spain	Credit insurance	20.25%	—	21	0	0
Costa Canaria de Veneguera, S.A.	Spain	Real estate	—	73.06%	20	(3)	0
Digital Procurement Holdings N.V.	Netherlands	Electronic services	89.66%	—	23	0	0
Dragados y Construcciones, S.A. (consolidated) (**)	Spain	Construction	20.19%	—	172	466	183
Grupo Financiero Galicia (**)	Argentina	Banking	—	7.57%	729	66	87
Grupo Taper (**)	Spain	Distribution of medical material	27.66%	—	4	16	1
Home Mart México, S.A. De C.V. (**)	Mexico	Commerce	6.08%	20.00%	8	35	10
Iberia (consolidated) (**)	Spain	Airline	—	3.29%	712	251	201
Inmobiliaria Urbis	Spain	Real estate	—	53.00%	152	370	63
Intereuropa Bank, R.T. (consolidated) (**)	Hungary	Banking	—	10.00%	29	15	2
Internacional Seguros de Vida, S.A.	Argentina	Insurance	—	39.20%	3	22	13
La Unión Resinera Española (consolidated)	Spain	Chemicals	74.87%	18.42%	4	42	1
Laparanza, S.A.	Spain	Agriculture and livestock	61.59%	—	5	22	0
Mobipay International, S.A.	Spain	Telecommunications	27.50%	—	30	(1)	(2)
Royal Bank of Scotland Group PLC. (**)	United Kingdom	Banking	—	8.03%	1,101	28,366	2,924
San Paolo IMI, SPA (consolidated) (**)	Italy	Banking	—	5.46%	3,931	2,130	1,292
Santander Central Hispano Seguros y Reaseguros, S.A.	Spain	Insurance	69.09%	—	34	118	4
Santander Central Hispano Seguros. Cía. de Seguros de Vida	Portugal	Insurance	—	99.35%	22	0	1
Santander Seguros, S.A.	Brazil	Insurance	—	99.13%	63	(12)	7
Seguros Serfin , S.A. De C.V.	Mexico	Insurance	—	98.85%	38	(4)	9
Société Generale (consolidated) (**) (1)	France	Banking	—	1.50%	529	10,460	2,698
Técnicas Reunidas (consolidated) (**)	Spain	Engineering	37.43%	—	6	87	13
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	Real estate	—	99.35%	100	1	1
Transolver Finance EFC, S.A.	Spain	Leasing	—	50.00%	9	8	2
U.C.I., S.A.	Spain	Mortgage loan company	—	50.00%	48	24	9
Unión Eléctrica Fenosa, S.A. (consolidated) (**)	Spain	Electric utility	4.44%	7.49%	914	1,599	235
Vallehermoso, S.A. (consolidated) (**)	Spain	Real estate	25.14%	—	129	442	80
Vidrieras Canarias, S.A. (**)	Spain	Glass	28.35%	—	0	14	2

(+) Excluding inactive companies, companies in liquidation and those that only have relations with the Group and, accordingly, are eliminated in the consolidation process, mainly purely holding companies of shares of Group companies.

(*) Amounts per the books of each company as of December 31, 2001. The data on companies not located in the European Union were translated to euros at the year-end exchange rates.

(**) Data as of December 31, 2000, the last year in which financial statements were prepared by their Board of Directors

(1) Although the holding in this company is less than 3%, it is included in this list because it was an associated company as of December 31, 2001.

Exhibit III

Notifications of Acquisition of Holdings in 2001
(Art. 86 of the revised Corporations Law and Art. 53 of Securities Market Law 24/1998):

Investee Company	Date of Notification
AR Capital Variable 1, S.A.	March 21, 2001
AR Capital Variable 1, S.A.	April 26, 2001
Áurea Concesionaria de Infraestructuras, S.A.	April 5, 2001
Cartera Mobiliaria, S.A.	January 9, 2001
Central de Inversiones en Valores, S.A.	January 9, 2001
Inmobiliaria Urbis, S.A.	July 10, 2001
La Unión Resinera, S.A.	April 23, 2001
Norteña de Valores, S.A.	January 31, 2001
Parity Simcav, S.A.	January 31, 2001
Superdiplo, S.A.	January 3, 2001
Superdiplo, S.A.	January 11 2001
Vallehermoso, S.A.	February 6, 2001
Vallehermoso, S.A.	April 26, 2001

Banco Santander Central Hispano, S.A., and Companies Composing the Santander Central Hispano Group 2001 Management Report

In 2001 the Santander Central Hispano Group's attributed net income amounted to €2,486.3 million, up 10.1% on 2000. This increase is particularly notable in the economic and financial context of economic slowdown and significant uncertainty in which it took place, and it compares very favorably at international level, since many of the top European and American finance groups reported significantly lower earnings.

Earnings per share amounted to €0.5447 euros, representing an increase of 1.5%, and the ROE (excluding voluntary reserves recorded early) was 17.56%.

General background

In 2001 the Santander Central Hispano Group operated in an environment of sharp international economic deceleration intensified as a result of the uncertainty caused by the events on September 11. World GDP growth decreased to around 2.4% from the 4.7% reached in 2000. The growth in the U.S. was barely 1%. The European economy was no exception to the worldwide trend and, although less hard hit than the U.S., its growth rate fell from 3.5% in 2000 to 1.5% in 2001. In its last year as a virtual currency, the euro was incapable of reconquering its former €1/US$1 exchange rate despite the favorable growth differential and interest rates in the euro zone during most of 2001. The Spanish economy was caught up in the general slowdown and its growth rate dropped from 4.1% to 2.8%, although hovered slightly above that of the euro zone.

The international climate was not propitious for the Latin-American economies. The region experienced marginally positive growth after growing 4.3% in 2000. The difficulties in Argentina had a negative impact on the region as a whole for a considerable part of the year, and called for more stringent economic policies than those required by the domestic circumstances in some countries.

Group business and performance

After two years focused on expansion of the Group through organic growth and acquisitions, the priorities in 2001 were to consolidate the strategic position achieved, to increase balance sheet strength, to reduce costs with the resulting improvement in operating efficiency, and to obtain higher earnings. The Group's accomplishments on all these fronts were notable.

In 2001 the Group consolidated its leadership in the Iberian Peninsula and in Latin America and this position was underpinned by the strength that comes from more than 39 million customers worldwide. To maximize the soundness of the balance sheet, diverse measures were taken to increase solvency and reduce risks, such as the securitization of loans, the reduction of country risk, the reduction of VaR, the accelerated amortization of goodwill in consolidation and the launch of subordinated debt issues. Also, a special allowance of €1,287 million for Argentina was recorded.

All this improved the capital ratios, which were supplemented by the Group's significant unrealized gains, basically on Vodafone and Royal Bank of Scotland.

2001 was also a year of savings. The Group reduced its expenses in real terms (i.e. net of scope, exchange rate and inflation effects) by 6.8% through the decrease of both personnel and overhead expenses. In Spain, the measures taken in the networks are already giving rise to lower expenses, and there is still high potential for trimming expenses in the coming years. The situation is similar in Latin America.

The favorable trend in costs is directly reflected in operating efficiency, which improved from 62.1% (at the time of the merger) to 54.0% in 2001, despite the inclusion of entities with ratios higher than those of the Group.

The main actions in the Group's basic businesses were as follows:

- In Spain the Group firmly addressed the network optimization and integration plans, which were facilitated by the operational, commercial and organizational initiatives in 1999 and 2000 (single technological platform, unification of networks, etc.)

  As part of the optimization plans, 869 branches were closed in Spain, of which 502 relate to the new plan launched in June that will culminate in the first half of 2002 with the closure of approximately 500 other branches. When the plan has been completed, around 2,300 branches will have been closed, i.e. 35% of the branches existing at the merger date.

  The single brand name optimization and integration process was accompanied by significant progress in the customer segmentation process, which was achieved without any loss of business (fewer than 3% of the balances transferred were lost) as a result of the intense monitoring of and high level of attention paid to the customers included in the Migration Plan.

In addition to the migration process, the Group maintained a high level of commercial activity, as evidenced by the performance of the key business products, in terms of both lending and deposits and funds. Mortgage lending increased at rates close to 20%, savings accounts rose by 12.7%, clearly above the average growth in the industry and representing a market share increase of 26 basis points, and the market share for mutual funds also rose by 90 basis points. In 2001 we consolidated our leadership position as regards both savings accounts and mutual funds, and became market leaders in the individual pension fund business, in which the Group attracted a record volume of customer funds in 2001.

In Europe, the Group has an outstanding position in Portugal. The activities carried out in 2001 focused on building a single software platform for the Group's three banks in Portugal, on the commercial relaunch of the entities acquired in 2000 and on improving the basic business, efficiency and profitability ratios.

These measures were reflected in an increase in the market share of mortgage loans, mutual funds (the market share of which increased by 340 basis points in 2001) and premiums written, while the efficiency ratio improved by 317 basis points and the attributed net income amply exceeded that budgeted at the beginning of the year.

The Group also increased its presence in Germany, where it concentrated on certain segments such as direct banking (launch of Patagon) and consumer financing, where it entered into a wide-reaching cooperation agreement with the Werhahn Group, with which it was agreed that in the first half of 2002, by exercising the options agreed on, Santander Central Hispano would acquire all the shares of the AKB Group.

- In Latin America, the Group has built a leading franchise thanks to its solidity, diversification and growth. The Group's expansion in Latin America in 1999 and 2000 enabled it to achieve an average market share of 10% for its banking services as a whole.

The Group's strategy in 2001 focused on three fundamental objectives: increasing profitability, improving efficiency and increasing market share. Significant progress was made in all three areas.

As regards profitability, the ROE was 23.6% and the efficiency ratio stood at 49.5%, representing an improvement of 350 basis points with respect to 2000.

In April a tender offer was launched for the shares of Banespa that were not already owned by the Group. The tender offer was a success and increased the Group's ownership interest to 97.1% (97.8% at year-end). Also in April, Banespa announced the results of its Voluntary Redundancy Plan, of which more than 8,000 employees opted to avail themselves. This Plan was implemented in conjunction with the technological improvement program and the business development plans.

The Group's performance in Mexico, where Serfin surpassed initial expectations, and in Chile was also highly favorable in 2001.

- In the Industrial Group, three different types of investment were made: long-term holdings, holdings in companies in developing industries and financial holdings. As a result of the Group's active management, the holdings that had reached maturity and for which the conditions for realizing capital gains were good were sold during the year. This made it possible to achieve income attributed to the Group of €1,142.9 million, the most notable portion of which related to the income from the reduction of the holding in Vodafone. The unrealized gains amount to approximately €3,000 million.

In short, in 2001 Santander Central Hispano carried out its plans to schedule and strengthened its position as one of the world leaders in innovation, flexibility and anticipation. Also, it once again demonstrated its capacity for managing new entities, as evidenced by the excellent earnings, efficiency, productivity, activity and risk quality trends at the banks that have recently become part of the Group in Portugal, Mexico and Brazil. These achievements would not have been possible had it not been for the magnificent response by the employees to the changes and new challenges in the marketplace. There has been ample acknowledgement of the employees' hard work in the form of numerous distinctions awarded to the Group on an overall level such as the «Best Bank in Spain» and «Best Treasury in Latin America» awards from Euromoney, and on an individual level at the various entities, areas and countries.

Also, our utmost dedication to service quality and customer service enabled us in 2000 to become the first bank in the world to achieve Global Quality Certification. Its renewal and amplification in 2001 is the best guarantee of the Group's continuous internal and external improvement.

Balance sheet

The total funds managed by the Group amounted to €453,384 million (Ptas. 75.4 trillion), up 3.6% on December 2000.

To properly interpret the variations in the balance sheet and in the funds managed by the Group, regard must be had to the depreciation of most of the Latin-American currencies with respect to the U.S. dollar and to the appreciation of the latter against the euro. The overall negative effect on the Group's balances was approximately 1% (approximately 4% if only balances with nonresidents are considered).

Customer business reflected the policy of greater growth in managed customer funds (+9.3%) than in loans (+2.6%).

The trend in loans and credits was characterized by the notable increase in mortgage loans in Spain, reflected in the increase of 19.4% in secured loans (23% net of the effect of securitizations), the smaller increment in consumer credit, the impact of securitization on the commercial bill portfolio and the policy of containment in place in Latin America, which were reflected in a negative year-on-year variation in euros of 4.5% (affected by the depreciation of foreign currencies).

The Group's nonperforming and doubtful loans (excluding country risk) amounted to €3,896 million (Ptas. 648,159 million), with a ratio to risk assets of 1.86% and a coverage ratio of 143.3%, representing improvements of 40 basis points and 20.3 percentage points, respectively, over those in December 2000.

In Spain the ratio of nonperforming loans to total risk assets was 0.88% and the credit loss coverage ratio rose by 14.1 percentage points to 205.9%. In Latin America, the ratio of nonperforming loans to total risk assets was 3.32%, which was 120 basis points lower than the prior year. The Group, particularly the subsidiary banks in Argentina and Brazil, stepped up the rigor of their risk policies and continued to record provisions with the utmost prudence. The coverage of nonperforming loans was 128.6%, an improvement of 19 percentage points.

As regards the attraction of new deposits, the total customer funds under management of €331,379 million (Ptas. 55.1 trillion) represented an increase of 9.3% with respect to December 2000.

On-balance-sheet customer funds rose by €21,682 million (Ptas. 3.6 trillion) in 2001, an increase of 10.1%. This activity was apparent both in deposits and in the placement of issues and promissory notes, which increased by more than 20%.

Noteworthy in the resident sector was the sharp rise in repo balances with public authorities due to the change in operations with the Public Treasury (previously with financial intermediaries). In other resident sectors, growth was limited due to time deposits. However, savings deposits grew by 12.7%, which was higher than in the banking system as a whole.

In the off-balance-sheet operations, mutual funds grew by 5.4% with respect to December 2000. In Spain the performance was constrained by market trends, although the Group again performed better than the industry as a whole, as evidenced by the increases in its market share of mutual funds, money market funds and real estate investment trusts. The year-on-year increase of 14.9% in pension plans represented double-digit growth in both Spain and Latin America.

Unamortized goodwill at 2001 year-end amounted to €9,869 million (Ptas. 1.6 trillion). The policy of accelerated amortization resulted in a net decrease of €1,764.1 million (Ptas. 293,519 million) since December 2000 due to the difference between the net additions of €108.9 million (basically due to the tender offer on Banespa) and the amortization expense of €1,873.0 million.

The Group's equity in the broad sense, i.e. net worth and minority interests, amounted to €27,402 million (Ptas. 4.6 trillion). According to Bank for International Settlements (BIS) criteria, total equity amounted to €26,082 million (Ptas. 4.3 trillion), with an equity cushion over the minimum requirements of €9,726 million. The BIS ratio was 12.76%, or 12.04% if the preferred shares financed by last December's capital increase had already been redeemed. In this latter case, the increase in the year would have been 1.18 percentage points.

Net computable equity calculated by Bank of Spain rules amounted to €22,463 million (Ptas. 3.7 trillion), with a capital ratio of 11.08% and a cushion over the minimum requirements of €6,241 million (Ptas. 1,038,358 million). Net of the planned redemption of preferred shares mentioned in the preceding paragraph, the ratio was 10.35%.

In 2001 a net charge of €270.7 million to reserves was recorded for the early retirement program at Banco Santander Central Hispano. Also, Banesto and HBF Banco Financiero charged €175.8 million and €5.8 million, respectively, for their retirement plans.

Earnings

The income statement of Santander Central Hispano was characterized in 2001 by an increase in all margins and strict control of costs and, as a result, the operating margin rose by 26.8%. Another feature was the intensification of the provisioning policy through the recording of a special allowance of €1,287 million (for Argentina), in addition to the efforts made in credit loss provisioning and accelerated amortization of goodwill in consolidation.

Net interest revenue amounted to €10,256.8 million (Ptas. 1.7 trillion), up 23.7% on 2000. This growth was basically due to the increase in business volumes (as a result of the inclusion of new entities in the Group) and to the improvement in margins in Spain. Excluding the scope and exchange rate effect, the increase would be 5.3%.

Fees amounted to €4,621.7 million (Ptas. 768,992 million), up 15.2%. The lower activity, basically in securities markets, meant that the increase was lower than initially expected.

Taking into account financial transactions (€685.1 million), net ordinary revenue amounted to €15,563.6 million (Ptas. 2.6 trillion), up 19.7% on 2000.

As a result of the increase in the holdings in certain entities, the total personnel and general expenses increased by 15.1%, since the programs to improve operating efficiency and contain operating costs gave rise, on a comparable basis (assuming the new inclusions of companies in 2000 took place on January 1 of that year), to a nominal decrease in expenses of 3.5% (an actual decrease of approximately 6.8%).

Also, it should be noted that this saving was achieved simultaneously with significant growth in technology and systems expenses due to the process of integration and the execution of specific projects. The efficiency ratio improved by 213 basis points from 56.1% to 54.0%.

Net operating revenue amounted to €5,944.5 million (Ptas. 989,074 million), up 26.8% on 2000, as a result of the business expansion and of the improvement in costs, which in absolute terms grew by less than half the rate of net ordinary revenue.

The income from companies carried by the equity method amounted to €945.5 million (including dividends), down 9.7% from 2000, mainly due to the recording in that year of €51.8 million of nonrecurring income from the sale of buildings by Agapsa, an investee of Banesto. Disregarding this effect, the balance of this caption was practically unchanged from the prior year, including most notably the higher contribution from Royal Bank of Scotland and the Industrial Group's investees, and, on the other hand, the lower contribution from the other European banks the earnings of which were affected by the economic environment.

The net credit loss provisions of €1,586.0 million (Ptas. 263,891 million) represented an increase of 51.3%. This figure includes €312.9 million recorded in application of the Bank of Spain regulations on the statistical coverage of credit losses.

€1,872.9 million (Ptas. 311,633 million) of goodwill were amortized, of which €642.3 million were ordinary amortization under the standard schedule and €1,230.6 were accelerated amortization.

The «Gains on Group Transactions» caption includes mainly the gains on the divestments of the 1% holding in Royal Bank of Scotland and of the 3.3% holding in MetLife. These gains were used to make extraordinary writedowns.

Finally, there was a net extraordinary income of €61.2 million, including a variety of extraordinary items and certain provisions for writedowns of foreclosed assets, pensions and other contingencies. Most noteworthy in this connection were, positively, the gain on the partial divestment of Vodafone and, negatively, the setting up of the special allowance, for which a provision of €1,244 million was recorded in 2001.

As a result, income before taxes amounted to €4,237.3 million (Ptas. 705,028 million), up 12.3% on 2000.

After the provision for taxes and minority interests, net income attributed to the Group amounted to €2,486.3 million, a 10.1% increase over 2000.

Proposed distribution of income

It will be proposed to the Shareholders' Meeting that, with a charge to income for the year, a total dividend of €0.2885 (Ptas. 48.0) per share be distributed, as follows: three interim dividends of €0.0751 (Ptas. 12.5) per share each (the first two were distributed in July and October 2001 and the third interim dividend will be paid on January 31, 2002) and a final dividend of €0.0631 (Ptas. 10.5) to be paid on or after April 30, 2002.

The three interim dividends out of 2001 income will entail the distribution of €1,035.4 million (Ptas. 172,280 million), leaving €294.0 million (Ptas. 48,923 million) to be paid on the aforementioned date.

Capital stock and treasury stock

As of December 31, 2001, the Bank's capital stock amounted to €2,329.7 million (Ptas. 387,626 million) and consisted of 4,659,362,499 shares of €0.50 par value each, distributed among 981,408 shareholders, 44.42% of whom are Spanish residents. No one shareholder has an ownership interest of 10% or more in the Bank's capital stock.

In 2001 the Group carried out two transactions involving its capital stock. On February 28, 1,300,000 new common shares (0.03% of the Bank's capital stock) of €0.50 par value each and additional paid-in capital of €1.79 per share were issued within the framework of an incentive plan targeted at young executives. In December 97,826,086 new common shares (2.14% of the Bank's capital stock) of €0.50 par value each and additional paid-in capital of €8.70 each were issued to finance the early redemptions of five issues of preferred shares issued by Group companies at rates that were considerably higher than current market rates.

As of December 31, 2001, the Group's consolidated companies held in their respective portfolios a total of 5,197,266 Santander Central Hispano shares, representing 0.11% of its capital stock (0.43% in 1999 and 0.26% in 2000).

In 2001 these companies acquired 587,012,182 shares, with a par value of €293.5 million (Ptas. 48,835 million) for an effective amount of €5,694.8 million (Ptas. 947,531 million) and sold 593,589,975 shares, with a par value of €296.8 million (Ptas. 49,383 million) for an effective amount of €5,720.3 million (Ptas. 951,779 million).

As of December 31, 2001, two nonconsolidable dependent companies owned 0.0065% of the Bank's capital stock.

Research and development

The Santander Central Hispano Group's work in this field focused on completing the IT modernization and adaptation process that it had been carrying out since the merger, undertaking new projects for improving the efficiency of the organization and making progress towards meeting its future needs, preparing the Group for the introduction of the euro, and continuously developing the capabilities of its labor force and the organization.

The implementation in Spain of the single computer system for the Banco Santander and BCH networks, namely the new Unified Technology Platform (RETO), and its installation in all the branches and central services culminated in 2001 with the integration of the two networks under a single brand, Santander Central Hispano. This required an additional technological effort to eliminate the differences between the brands and to unify the commercial processes in a single computer application. In addition, all the specific features and characteristics of the new criteria for segmenting customers between individuals and companies and institutions were incorporated in the processes.

The Group in Spain was not alone in making this technological integration drive. At the beginning of 2001 Portugal had three different computer systems. To resolve this situation, the PAC (Common Processes and Applications) program was completed in 2001 with the start-up of a single and improved technological platform that will serve the three commercial networks (Totta, Predial and Santander) and will make it possible to lay the foundations for obtaining greater synergies among them.

In Latin America, implementation of the Altair Project in the banks in Chile, Argentina, Venezuela and Colombia was completed in 2001, and work progressed on its development in Mexico, Puerto Rico (where the process is scheduled for completion in 2002) and Brazil. 2001 also saw the start-up in Chile of Altec, the center at which the design, development and technological maintenance of the common computer platform of the banks in the region will be concentrated.

Also, the Group continued to carry out projects aimed at transforming the Bank by capitalizing on the tools offered by the Internet in order to improve the efficiency of the organization (new commercial and corporate web, expansion of the corporate Intranet, external access through the Internet to «form@Vía», etc.). In 2001 around 200 processes were «internetized», which, as a whole, will lead to an annual cost saving of around €6 million.

Progress was also made on other major projects aimed at covering the new needs of customers and the organization, including most notably the Global Treasury Systems Plan, which will link the treasury desks of the Group's banks and subsidiaries worldwide, and the CRM (Customer Relationship Management) system, which is expected to be operational at the beginning of 2003.

Also, at the end of 2001 the foundations were laid for the execution of the Strategic Systems Plan (PES27), which entails an overall review of the Group's computer systems to ensure that the philosophy and architecture of their function are compatible and convergent. This Plan will span three or four years and will require an investment of approximately €120 million.

In 2001 the Group incurred expenses and made investments of around €1,200 million in the IT area.

The Group also made considerable efforts to train and adapt the labor force to the new needs of the business. In addition to carrying out the basic training programs, Santander Central Hispano continued to go further into key aspects of the new economy (through the Plan for e-Business Training and Awareness), promoted awareness of the new commercial model for the retail network (Da Vinci), and, above all, prepared its labor force for the changeover to the euro. Specifically, Santander Central Hispano gave 100,738 hours of training on the introduction of the euro to 22,830 people.

In aggregate, the Group provided more than 4.2 million hours of training, of which 2.3 million related to Latin America, with average training per employee of approximately 37 hours per year.

Significant events subsequent to year-end

In January Santander Central Hispano created a new Commercial Banking Division to encompass the following segments: individuals, companies, institutions, retailers, small businesses and new channels. This Division was set up following the decision by the Bank to unify the Individuals and Companies and Institutions Divisions under one Manager, and the change was accompanied by a reorganization and simplification of the Division's operating structure, which will lead to a reduction in the number of regional offices from 24 to 11. The Division will have five business areas and four support areas at national level.

The implementation of this model will give the organization the agility and flexibility required to serve our customers with maximum standards of quality, which will in turn enable us to take a new step towards optimizing our branch network and the national and regional central services.

Also in January, in line with the objective of reducing the number of Board members, it was resolved to propose to the Shareholders' Meeting that the number of Board members be set at 19.

Outlook

The foundations for the recovery of the world economy in 2002 appear to be deeply set. The fall in interest rates, the tax boost in the U.S., the improved confidence of companies and families, the recovery of stock markets and the drop in crude prices may lead to the progressive recovery of international growth, which from spring onwards will become more solid. The Latin American economies, albeit to different degrees, will tend to benefit from this more positive global scenario, and from the more favorable trends in raw material prices, world trade and low interest rates in the more developed economies.

The lines of action of the Santander Central Hispano Group for 2002 will continue to be set within the parameters of the preceding year and will focus on further improving operating efficiency, maximum solvency, better risk quality, enhanced service quality and more efficient technology. By geographical area, work will continue on further improving commercial activity in Spain and Portugal, consumer financing will be consolidated in Europe and the regional franchise in Latin America will be strengthened and its efficiency improved.

The combination of these measures with the solid starting point from which the Group is facing up to the new year (high balance-sheet solvency, significant unrealized gains, a special allowance covering the full amount of the investment in Banco Río and reduced credit loss with a high level of coverage) enable it set a growth target for the year of 10% for the attributed net income, with an efficiency ratio of below 52% and the BIS ratio remaining at around 12%.

Risk management

The Group's integral risk management encompasses the different types of risk (credit risk, market risk, interest rate risk, liquidity risk, operational risk, etc.) incurred by its units in the course of their activities.

This approach enables different risks to be identified, to be measured on a consistence basis and to be integrated so that the Group's overall exposure in its various dimensions (products, customer groups, segments, industries, geographical areas, businesses, etc.) can be ascertained and managed.

Organization of the risk function

The Board of Directors' Standing Committee on Risks, as part of its mandate in this field, performs, inter alia, the following functions:

1. It sets risk policies for the Group, by agreement with the Board's Executive Committee.

2. It sets risk limits and delegated levels of authority.

3. At its periodic meetings - at least twice a week- it ensures that the individual and overall levels of risk assumed meet the preset objectives.

4. It systematically reviews exposure to major customers, industries, geographic areas and types of risk.

5. It supervises compliance with risk objectives, management tools, risk management improvement initiatives and any other significant activity relating to risk.

The approach described above is in line with the guidelines that are being set at authorized forums relating to the review of the Basel Capital Accord.

This ensures that the Board's committees and other bodies have the required capabilities and independence to supervise the organization's general strategy and the decisions made by top management, which in turn establishes business plans, oversees day-to-day decisions and ensures their consistency with the policies and objectives set by the Board.

Credit risk

Credit risk management consists of identifying, measuring, integrating, controlling and valuing risk exposures and risk adjusted returns on capital.

Credit risk management is performed differently in the different customer segments throughout the successive stages of the lending process: acceptance, monitoring and, if necessary, recovery.

The distribution by geographical area of credit risk exposure to customers as of December 31, 2001, is as follows:

	Billions of Euros	**Percentage**
Spain	114.4	55%
Of which: Banco Santander Central Hispano, S.A.	*72.2*	*35%*
Europe	33.5	16%
Of which: Portugal	*22.3*	*11%*
Latin America	55.5	27%
Of which:		
Mexico	*17.3*	*8%*
Chile	*14.9*	*7%*
Brazil	*7.2*	*3%*
Argentina	*4.6*	*2%*
United States of America	4.6	2%
Rest of world	1.3	—
Total	**209.3**	**100%**

In-house rating systems

The management of individually-processed risk is based on an in-house solvency measurement or rating system, which is adapted for each specific segment and enables the risk of each customer and each transaction to be measured from the outset. The customer evaluation obtained by analyzing the main risk factors in different areas is subsequently adjusted to take into account the specific features of the customer's transactions (term, guarantees and type of transaction). The risk rating assigned to customers in the acceptance phase is reviewed continually during the subsequent risk monitoring stage.

The Bank has had an in-house rating system for some years for evaluating companies, small businesses, real estate developers and institutions, which has been customarily applied in the acceptance or selection of risk and in their management and monitoring.

This model has been generally applied in the various business divisions, including foreign branches and banks.

Accordingly, the distribution of the number of customers in Spain, based on the rating assigned to them as of December 31, 2001, is follows:

Companies	Percentage of Companies
Above A	1 %
BBB- to BBB+	40 %
BB+ and BB	48 %
B- to BB-	10 %
CCC	1 %
	100.0%

Credit risk management in Latin America
In 2001 credit risk management in Latin America followed two main lines of action:

1. The acquired units' risk organizations and teams were consolidated following an organizational structure common to the whole Group.

2. The overall economic situation, characterized by a slowdown in demand, especially in the second half of the year, and the current situation in some countries in the region, particularly Argentina, makes it advisable for risk policies to be kept in step with the prevailing circumstances in each market.

The Group's credit risk (loans and guarantees) in the area at year-end amounted to €55,533 million, which represented 27% of the consolidated portfolio. The distribution by country is as follows:

Millions of Euros

	Credit Risk	Nonperforming Loans (%)	Coverage (%)
Mexico	17,294	1.49	170.2
Chile	14,944	3.01	113.1
Brazil	7,177	4.30	175.0
Puerto Rico	5,572	2.45	99.3
Argentina	4,564	4.96	100.2
Venezuela	3,050	5.69	110.3
Peru	1,142	11.44	104.1
Colombia	624	11.31	122.8
Uruguay	575	3.57	119.8
Bolivia	515	12.32	115.1
Paraguay	73	5.23	146.5
Panama	3	11.95	100.0
Total Latin America	**55,533**	**3.32**	**128.6**

Counterparty risk
Counterparty risk is controlled through an integrated system that enables the credit available to any counterparty in any product and maturity to be known at any branch of the Bank. The related levels of authority are established for the approval of credit lines and any excesses or special transactions.

Risk is measured for both its current and its potential value (the value of risk positions taking into consideration the variation in the main aggregates).

The Net Replacement Value (NRV) of the portfolio of OTC derivatives (i.e. derivatives not traded in organized markets) maintained by the Group with its counterparties as of December 31, 2001, amounted to US$ 3,691 million, representing 0.8% of the nominal value of the contracts.

	Millions of U.S. Dollars					
	Notional Amounts of Derivatives by Maturity					
	Less than 1 Year	1 to 5 Years	5 to 10 Years	More than 10 Years	Total	Net Replacement Value
Interest rate swaps	190,611	86,804	35,007	8,609	321,031	2,704
Interest rate agreements	78,646	1,435	—	—	80,081	133
Interest rate options	3,529	4,746	2,080	534	10,889	164
Forward forex	52,400	703	60	—	53,163	458
Exchange rate swaps	2,436	3,479	604	—	6,519	158
Exchange rate options	389	249	—	—	638	44
Structured fixed-income	692	16	—	—	708	—
Debt options	105	4	—	—	109	31
Equity derivatives	2,960	3,380	11	—	6,351	—
Total derivatives	**331,768**	**100,816**	**37,762**	**9,143**	**479,489**	**3,692**

Derivatives transactions continue to focus on counterparties with excellent creditworthiness, and accordingly, 93.89% of risk exposure is to entities with an A- or higher rating.

Risk Category	%
AAA	10.57
AA	67.67
A	15.65
BBB	4.20
Unclassified	1.91
Total	**100.00**

Lastly, it should be noted that the counterparty weighting in the portfolio remained much the same as in 2000, with 93.14% of the risk concentrated at banks in OECD countries, 1.29% at banks in non-OECD countries, and 5.57% at companies.

Market risk

The Market Risk unit's activities encompass all the entities whose trading and balance sheet management activities are subject to market and liquidity risks.

Methodologies

Trading

As has become customary practice, the standard methodology used by the Santander Central Hispano Group in 2001 for the inclusion of its trading operations was the Value at Risk (VaR). It is based on the historical simulation standard with a confidence level of 99% and a time horizon of one day. Statistical adjustments were applied to enable the most recent events affecting the assumed risk levels to be incorporated more rapidly and efficiently.

Interest rate and liquidity risk measures

1. Interest rate risk

   The Group performs sensitivity analysis of how net interest revenue and net asset value are affected by variations in interest rates. This sensitivity depends on the mismatches in the maturity and interest rate review dates that arise between different balance sheet items.

   The Group manages its investments by using hedging transactions to maintain these sensitivities within the target range.

2. Liquidity risk

   Liquidity risk refers to the Group's ability to finance its payment commitments at reasonable market prices, and to carry out its business plans with stable sources of financing. The determining factors may be external (liquidity crisis) and internal due to excessive concentration of maturities. The Group permanently monitors maximum time lag profiles.

Trading activity in 2001

The maximum risk level was reached on April 26 (US$ 43.4 million measured in VaR terms) with maximum levels of volatility in the markets due to the Argentinean crisis, and the minimum was reached on March 1 (US$ 15.3 million) in view of the uncertainty unleashed by the political crisis in Turkey, which triggered instability in emerging markets. The average risk exposure in 2001 was a VaR of US$ 27 million.

The minimum, average and maximum values in 2001 and the value as of December 31, 2001, were as follows

	Millions of U.S. Dollars			
Value at Risk of the Trading Portfolio	**Minimum**	**Average**	**Maximum**	**Latest**
Fixed income securities	11.6	24.3	36.3	15.4
Equity securities	2.0	5.1	10.6	2.0
Exchange rate	3.4	7.3	17.1	5.8
Total	15.3	27.0	43.4	18.9

Management of structured derivatives risk

The operations involving structured derivatives (options not traded in organized markets) are aimed mainly at the design of investment products and risk heaging for customers.

These transactions include equity, fixed-income and exchange rate options.

Due to the complexity of these products and the type of risks they generate, the Group makes a special effort to monitor and control this activity, and, accordingly, the Standing Committee on Risks assigns specific limits for this business, not only for each unit but also at overall level.

Operating income in 2001 was US$ 26 million, and the year-end VaR was US$ 1.26 million.

Balance Sheet Banco Santander Central Hispano, S.A. at December 31, 2001

Before allocation of income for the year

Assets

			Euro
1.	**Cash on hand and on deposit at central banks**		**2,452,730,481**
	1.1. Cash on hand	645,272,857	
	1.2. Bank of Spain	1,775,749,525	
	1.3. Other central banks	31,708,099	
2.	**Government debt securities**		**20,035,941,620**
3.	**Due from banks**		**34,036,979,572**
	3.1. Demand deposits	1,122,723,295	
	3.2. Other	32,914,256,277	
4.	**Loans and discounts**		**75,866,889,503**
5.	**Debentures and other fixed-income securities**		**2,514,775,379**
	5.1. Government securities	839,479,031	
	5.2. Other fixed-income securities	1,675,296,348	
	Note: Own securities	—	
6.	**Equity securities**		**2,393,174,806**
7.	**Holdings in non-group companies**		**823,576,299**
	7.1. In credit entities	1,717,699	
	7.2. Other	821,858,600	
8.	**Holdings in group companies**		**24,915,998,821**
	8.1. In credit entities	12,273,170,637	
	8.2. Other	12,642,828,184	
9.	**Intangible assets**		**286,368,652**
	9.1. Incorporation and start-up expenses	485,134	
	9.2. Other deferred charges	285,883,518	
10.	**Property and equipment**		**1,981,755,026**
	10.1. Land and buildings for own use	1,463,930,560	
	10.2. Other property	106,297,281	
	10.3. Furniture, installations and other	411,527,185	
11.	**Capital stock subscribed but not paid**		—
	11.1. Unpaid capital calls	—	
	11.2. Other	—	
12.	**Treasury stock**		—
	Par valuel	—	
13.	**Other assets**		**8,365,181,582**
14.	**Accrual accounts**		**7,317,262,472**
15.	**Loss for the year**		—
	Total assets		**180,990,634,213**
Memorandum accounts			
1.	**Contingent liabilities**		**50,727,873,167**
	1.1 Rediscounts, endorsements and acceptances	49,301,561	
	1.2 Assets assigned to sundry obligations	231,518	
	1.3 Guarantees and other sureties	47,669,254,887	
	1.4 Other contingent liabilities	3,009,085,201	

Approved
The Chairman
Emilio Botín

Restated Pursuant to the Applicable Laws

Liabilities and Equity

			Euro
1.	**Due to banks**		**34,533,067,263**
	1.1. Demand deposits	1,320,493,140	
	1.2. Time deposits	33,212,574,123	
2.	**Customer funds**		**90,959,989,088**
	2.1. Savings deposits	71,345,665,742	
	2.1.1 Demand	30,255,225,634	
	2.1.2 Time	41,090,440,108	
	2.2. Other deposits	19,614,323,346	
	2.2.1 Demand	—	
	2.2.2 Time	19,614,323,346	
3.	**Marketable debt securities**		**2,673,643,802**
	3.1. Bonds & debentures outstanding	980,480,712	
	3.2. Promissory notes & other securities	1,693,163,090	
4.	**Other liabilities**		**5,231,738,017**
5.	**Accrual account**		**6,925,640,618**
6.	**Provisions for contingencies & expenses**		**5,917,862,423**
	6.1. Pensions allowance	4,790,744,992	
	6.2. Provision for taxes	—	
	6.3. Other provisions	1,127,117,431	
6 bis	**General bank risk allowance**		—
7.	**Income for the year**		**1,329,930,884**
8.	**Subordinated debt financing**		**16,992,561,537**
9.	**Capital stock**		**2,329,681,249**
10.	**Paid-in surplus**		**8,651,004,158**
11.	**Reserves**		**5,402,848,036**
12.	**Revaluation reserves**		**42,667,138**
13.	**Prior years' income**		—
Total liabilities and equity			**180,990,634,213**
2.	**Commitments**		**27,626,391,846**
	2.1. Securities sold under agreements to repurchase	—	
	2.2. Undrawn balances by third parties	25,731,955,794	
	2.3. Other commitments	1,894,436,052	
Total memorandum accounts			**78,354,265,013**

First Vice Chairman & CEO
Ángel Corcóstegui

The General Controller
José Tejón

Banco Santander Central Hispano, S.A. Income statement at December 31, 2001

Banco Santander Central Hispano, S.A. Income statement

			Euro
1.	Interest and similar revenues		7,372,933,276
	of which: Fixed-income securities portfolio	1,145,236,010	
2.	Interest and similar expenses		6,504,045,969
3.	Income from equity securities		4,043,878,024
	3.1. Common stocks and other equity securities	18,010,597	
	3.2. Holdings in non-Group companies	26,295,815	
	3.3. Holdings in Group companies	3,999,571,612	
Net interest income			**4,912,765,331**
4.	Fees collected		1,370,087,383
5.	Fees paid		221,303,575
6.	Earnings from financial transactions		71,086,245
Ordinary income			**6,132,635,384**
7.	Other opearting income		4,489,009
8	General operating expenses		2,199,632,820
	8.1. Personnel expenses	1,546,621,956	
	of which:		
	Wages and salaries	1,140,835,205	
	Employee welfare expenses	316,968,633	
	of which: Pensions	64,933,599	
	8.2. General and administrative expenses	653,010,864	
9.	Depreciation and amortization of property and equipment and intangible assets		251,260,138
10.	Other operating expenses		120,701,892
Operating income			**3,565,529,543**
15.	Writeoffs and provisions for credit loss (net)		292,478,772
16.	Writedown of investment securities (net)		1,673,916,715
17.	Provision for general risk allowance		—
18.	Extraordinary income		1,755,150,629
19.	Extraordinary losses		1,958,708,920
Income before taxes			**1,395,575,765**
20.	Income tax		60,027,988
21.	Other taxes		5,616,893
Net income for the year			**1,329,930,884**

Proposed Distribution of Income

	Euro
Income for the year	**1,395,575,765**
Less:	
Provision for corporate income tax	65,644,881
Net income	**1,329,930,884**
Distribution	
Legal reserves	—
Voluntary reserves	468,599
Dividend	1,329,462,285

Banco Santander Central Hispano, S.A. Balance sheet at December 31, 2001

After allocation of income for the year

Assets

			Euro
1.	**Cash on hand and on deposit at central banks**		**2,452,730,481**
	1.1. Cash on hand	645,272,857	
	1.2. Bank of Spain	1,775,749,525	
	1.3. Other central banks	31,708,099	
2.	**Government debt securities**		**20,035,941,620**
3.	**Due from banks**		**34,036,979,572**
	3.1. Demand deposits	1,122,723,295	
	3.2. Other	32,914,256,277	
4.	**Loans and discounts**		**75,866,889,503**
5.	**Debentures and other fixed-income securities**		**2,514,775,379**
	5.1. Government securities	839,479,031	
	5.2. Other fixed-income securities	1,675,296,348	
	Note: Own securities	—	
6.	**Equity securities**		**2,393,174,806**
7.	**Holdings in non-group companies**		**823,576,299**
	7.1. In credit entities	1,717,699	
	7.2. Other	821,858,600	
8.	**Holdings in group companies**		**24,915,998,821**
	8.1. In credit entities	12,273,170,637	
	8.2. Other	12,642,828,184	
9.	**Intangible assets**		**286,368,652**
	9.1. Incorporation and start-up expenses	485,134	
	9.2. Other deferred charges	285,883,518	
10.	**Property and equipments**		**1,981,755,026**
	10.1. Land and buildings for own use	1,463,930,560	
	10.2. Other property	106,297,281	
	10.3. Furniture, installations and other	411,527,185	
11.	**Capital stock subscribed but not paid**		—
	11.1. Unpaid capital calls	—	
	11.2. Other	—	
12.	**Treasury stock**		—
	Note: Par value	—	
13.	**Other assets**		**7,679,801,612**
14.	**Accrual accounts**		**7,317,262,472**
15.	**Loss for the year**		—
	Total assets		**180,305,254,243**

Memorandum accounts

1. Contingent liabilities		**50,727,873,167**
1.1 Rediscounts, endorsement and acceptances	49,301,561	
1.2 Assets assigned to sundry obligations	231,518	
1.3 Guarantees and other sureties	47,669,254,887	
1.4 Other contingent liabilities	3,009,085,201	

Approved
The Chairman
Emilio Botín

Restated Pursuant to the Applicable Laws

Liabilities and Equity

			Euro
1.	**Due to banks**		**34,533,067,263**
	1.1. Demand deposits	1,320,493,140	
	1.2. Time deposits	33,212,574,123	
2.	**Customer funds**		**90,959,989,088**
	2.1. Savings deposits	71,345,665,742	
	2.1.1 Demand	30,255,225,634	
	2.1.2 Time	41,090,440,108	
	2.2. Other deposits	19,614,323,346	
	2.2.1 Demand	—	
	2.2.2 Time	19,614,323,346	
3.	**Marketable debt securities**		**2,673,643,802**
	3.1. Bonds & debentures outstanding	980,480,712	
	3.2. Promissory notes & other securities	1,693,163,090	
4.	**Other liabilities**		**5,875,820,333**
5.	**Accrual accounts**		**6,925,640,618**
6.	**Provisions for contingencies & expenses**		**5,917,862,423**
	6.1. Pensions allowance	4,790,744,992	
	6.2. Provision for taxes	—	
	6.3. Other provisions	1,127,117,431	
6 bis	**General banks risks allowance**		—
7.	**Income for the year**		—
8.	**Subordinated debt financing**		**16,992,561,537**
9.	**Capital stock**		**2,329,681,249**
10.	**Paid-in surplus**		**8,651,004,158**
11.	**Reserves**		**5,403,316,634**
12.	**Revaluation reserves**		**42,667,138**
13.	**Prior years' income**		—
	Total liabilities and equity		**180,305,254,243**
2.	**Commitments**		**27,626,391,846**
	2.1. Securities sold under agreements to repurchase	—	
	2.2. Balances drawable by third parties	25,731,955,794	
	2.3. Other commitments	1,894,436,052	
	Total memorandum accounts		**78,354,265,013**

First Vice Chairman & CEO
Ángel Corcóstegui

The General Controller
José Tejón



Additional information

Extraordinary General Meeting of Shareholders

By resolution of the Board of Directors, the shareholders are called to an Extraordinary General Meeting at the Palacio de Festivales (Avda. Reina Victoria), Santander, on February 9th 2002 at 11 a.m., on second call, in the event that if the necessary quorum is not achieved, this meeting cannot be held on first call at the same place and time on February 8th, in order for the shareholders to receive information on item One and discuss and agree on the other items on the following

Agenda

One Information on the Group's performance and earnings during 2001.

Two Distribution of dividend.

Three Board of Directors: Establishment of number of members. Re-election of Directors and ratification of appointment of Director.

Four Re-election of external auditors for the 2002 financial year.

Five Authorisation to enable the Bank and its affiliates to acquire their own shares under article 75 and additional first provision of the Corporations Act, cancelling the unused part of the authorisation granted by the Ordinary General Meeting of Shareholders on March 10th 2001.

Six Delegation to the Board of Directors of the authority to execute the resolution - to be adopted by the General Meeting - to increase the share capital in accordance with article 153.a) of the Corporations Act, cancelling resolution SIX. II) of the aforementioned General Meeting of March 10th 2001.

Seven Authorisation to the Board of Directors to increase the share capital according to article 153.1.b) of the Corporations Act with delegation to exclude pre-emptive subscription rights as established under article 159.2 of such Act, cancelling the unused part of the authorisation granted under resolution SEVEN.II) of the Ordinary General Meeting of Shareholders on March 10th 2001.

Eight Increase of share capital through non-monetary contributions, by nominal value of 127,906,977 euros, through issuing and putting into circulation 255,813,954 new ordinary shares of EUR 0.5 (half a euro) each and every one, with an issue premium which will be determined, under the framework of 159.1.c) in fine of the Corporations Act, by the Board of Directors on the date of execution of the resolution and between a minimum of EUR 3.80 and a maximum of EUR 10. The new shares will be fully subscribed and disbursed through non-monetary contributions in the form of shares of the German company AKB Holding GmbH. The complete cancellation of pre-emptive subscription rights and provision for incomplete subscription. Option, under Chapter VIII of Heading VIII of Law 43/95, for the special regime applicable to the exchange of shares.

Delegation of authority to the Board of Directors to determine the conditions of such increase not envisaged in the resolution of the General Meeting of Shareholders, carry out the necessary measures for its execution, modify the wording of article 4 of the Corporate Bylaws in order to reflect the new amount of share capital and execute any and all public or private documents which are necessary in order to implement the capital increase.

Request permission from the relevant Spanish and foreign authorities to list the new shares on the Madrid, Barcelona, Bilbao and Valencia stock markets through the Continuous Market, and on the international markets where the Bank's share is listed (presently, London, Paris, Frankfurt, Switzerland, Italy, Lisbon and Buenos Aires, and through ADR's, New York) according to the requirements of each one.

Nine Delegation to the Board of Directors to issue fixed-income securities convertible into and/or exchangeable for shares of the Bank; determination of the bases and types of conversion and the increase of share capital by the necessary amount; cancellation of items 2) to 5) of resolution NINE of the aforementioned General Meeting of March 10TH 2001.

Ten Delegation to the Board of Directors of the authority to execute the resolution – to be adopted by the General Meeting – to issue fixed income securities convertible into and/or exchangeable for shares of the Bank, with exclusion of pre-emptive subscription rights; determination of the bases and types of conversion and the increase of share capital by the necessary amount (Rate of issue: At par; Conversion rate: On the basis of market conditions, with a minimum of the greater between the average share price on the Continuous Market of the Spanish stock markets, according to closing prices, during the 15 calendar days prior to the date of the general Meeting and the price on the same market according to the closing price the day before the launch of the fixed-income securities); with cancellation of resolution TEN of the aforementioned General Meeting of March 10th 2001.

Eleven Delegation to the Board of Directors of the authority to issue fixed income securities not convertible into shares.

Twelve Modification of corporate Bylaws: Introduction of a new provision as article 44 (to include the possibility of communication by electronic and telematic means), re-numbering the present article 44 as a new article 45, and the express elimination of the Temporary Provision of such Bylaws.

Thirteen Authorisation to the Board of Directors to interpret, rectify, complement, execute and carry out the resolutions adopted by the General Meeting, as well as to substitute the authorisations received from such Meeting, and the granting of authority to place such resolutions on public record.

Attendance of Notary

The Board of Directors has resolved to require the presence of a Notary Public to draw up the minutes of the Meeting, in accordance with the provisions of Article 114 of the Corporations Act concerning article 101 of the Regulations of the Mercantile Registry.

Attendance

Shareholders having one hundred or more of the Bank's shares registered in their name and who fulfil the other requirements established by the Bylaws are entitled to attend the Meeting. Holders of less than one hundred shares may group together until such number is reached, in order that one of them may attend the Meeting, or be represented by another shareholder entitled to attend.

Right of attendance may be delegated according to what is established in this respect in the corporate Bylaws and in the Corporations Act.

Right to Information

With respect to items Six to Ten (both inclusive) and Twelve of the Agenda, Shareholders may examine the full text of the documents referred to in articles 144.1.c), 155, 159 and 292.2 of the Corporations Act at the Bank's registered office, or may request such documents to be delivered or sent free of charge.

Santander, January 14th 2002

General Secretary and Secretary of the Board of Directors,
Ignacio Benjumea

Information on the assumption of the code of good governance

1. Information on the management standards applied by the Company.

The basic principles governing the activities of the Board are those of efficiency, transparency and responsibility, with the priority objective of optimising the value of the company in the interest of shareholders, respecting current legislation at all times and in accordance with generally accepted criteria, values and models of conduct.

The rules of conduct are included in the Corporate By-laws and the in-house regulations approved by the Board of Directors, which contain a series of measures and practices concerning the Board and its procedures. Also approved by the Board is the Code of Conduct, which contains the rules of procedure to be followed, including those concerning activity in securities markets and separated areas, restrictions of information flows and compliance control.

Although the Bank had already adopted in advance many of the recommendations of the Report by the Special Committee for the Study of a Code of Ethics for Boards of Directors (known as the «Olivencia Report», published in 1998) it was considered advisable to advance in line with such recommendations, and in this connection the Board adopted and set forth a series of standards affecting its management regulations, referring, among other matters, to the direct assumption and exercising by the Board of Directors of the non-delegable responsibilities involved in the general supervisory function on which their activity is focused. Specific obligations of Directors include confidentiality, non-competitiveness, abstention from and reporting on matters involving conflicts of interest, non-use of corporate assets and liabilities, notwithstanding the general duties arising from their legal obligation to discharge their responsibilities with the diligence of an orderly business person and a loyal representative; the redenomination of the already existing Audit and Remunerations Committees within the Board, to be known as the Audit and Compliance Committee and the Remunerations and Directors' Charter Committee, and the redefinition of the duties of such committees, as well as their rules of procedure; and the organisation, preparation, implementation and in general, procedures of the meetings of the Board itself.

These rules comprise a flexible group of measures and practices which, where applicable and according to the circumstances, will be adapted to the Bank's needs and the trends prevailing at all times on matters of good corporate governance.

2. Information on the assumption of the recommendations of the Code.

N.B.: For greater clarity, all information concerning the composition of the Board of Directors and the Committees of the latter refers to February 9th 2002.

One.

The Board of Directors shall expressly assume the general responsibility of supervision as the focal point of its mission, undertake the non-delegable tasks involved and establish a list of matters restricted to its jurisdiction.

The activity of the Board is focused on the general task of supervision, assuming and exercising directly the non-delegable responsibilities involved and in particular, the following:

a) Responsibilities which cannot be delegated legally.

b) Approval of general corporate strategy.

c) Appointment, remuneration and if applicable, dismissal of members of senior management.

d) Control of management activity and evaluation of officers.

e) Identification of principal corporate risks, especially those originating from derivatives operations, and the implementation and follow-up of the appropriate internal control and information systems.

f) Determination of the information and communication policy with respect to shareholders, markets and public opinion. The Board is responsible for providing the markets with rapid, accurate and reliable information, especially with reference to shareholder structure, substantial modifications to management regulations, particularly important linked operations or treasury stock.

g) Approval of policy in matters of treasury stock.

h) And, in general, operations involving the acquisition and disposal of substantial assets of the Company and major corporate operations.

Two.

The Board shall consist of a reasonable number of independent Directors, being persons of professional prestige not linked to the management team or the controlling shareholders.

The present Board of Directors, consisting of 19 members, comprises 5 executive and 14 non-executive Directors. Of the latter, 6 are shareholders who are not and do not represent proprietary shareholders capable of influencing the control of the Company and whom the Board considers to be independent.

Three.

The composition of the external proprietary and independent Directors shall constitute an ample majority over the executive directors and the proportion between proprietary and independent members shall be established taking into consideration the existing relationship between the capital comprising significant blocks of shares and the remainder.

The 14 external Directors constitute an ample majority over the 5 executive Directors. Of the external Directors, 6 are considered independent.

Four.

The Board shall adjust its size in order to make it more efficient and participative. As a guideline, the maximum recommended number of Directors is 15.

During 2001, the number of Directors has been reduced from 27 to 25. Furthermore, in line with this reduction policy, it has been resolved to propose to the next General Meeting of shareholders that the number of Board Members be established at 19.

The composition of the Board is as stated in the «Governing Bodies» section of this Annual Report.

Five.

In event of the accumulation of the responsibilities of Chairman of the Board and senior executive of the Company, the necessary steps shall be taken to reduce the risks entailed in the concentration of power in a single person.

In addition to the Chairman, the Company has a Chief Executive Officer who is the First Vice Chairman of its Board of Directors.

Six.

More importance shall be given to the Secretary of the Board, reinforcing his independence and stability and underlining his responsibility for safeguarding the formal and material legality of the activities of the Board.

In effect, special importance is given to the Secretary of the Board, who has at his disposal the necessary support group for the undertaking of his responsibilities.

Seven.

The composition of the Executive Committee, when it exists, shall reflect the same balance as that maintained by the Board between the different types of Directors, with transparency or fluidity of information with the Board regarding the decisions taken by the former.

Of the 7 Directors comprising the Executive Committee, 4 are external Directors, and of these, 1 is independent. Furthermore, there is a Delegated Risks Committee comprising 6 Directors, 5 of whom are external Directors, and of these, 2 are independent. The Board is aware of the important matters discussed and decisions taken by the Executive Committee and the Delegated Risks Committee.

Eight.

The Board shall establish control Committees among its members, made up exclusively of external Directors, on matters of accounting information and control (Audit Committee), the selection of Directors and Senior Officers (Appointments Committee), the determination and review of remuneration policy (Remunerations Committee) and the evaluation of the compliance system (Compliance Committee).

At present, an Audit and Compliance Committee and a Remunerations and Directors' Charter Committee exist within the Board, consisting exclusively of external Directors (5 and 4, respectively, 2 of whom, in both cases, are independent), having support, information and proposal functions.

Functions and members of the Committees:

Audit and Compliance Committee

Functions:

a) To propose the designation of the external Auditors, conditions of appointment, sphere of professional responsibility and if applicable, the revocation or non-renewal of such appointment.

b) To review the Company and Group accounts, monitor compliance with legal requirements and the correct application of generally accepted accounting principles, and report on proposals to modify accounting principles and criteria suggested by management.

c) To act as a communications channel between the Board and the external Auditors, assess the results of each audit and the responses of the management team to their recommendations, and act as a mediator in the event of any discrepancy between the former and the latter with respect to applicable principles and criteria in the preparation of the financial statements.

d) To verify the adaptation and integrity of internal control systems and review the designation and substitution of persons responsible for the latter.

e) To supervise compliance of the audit contract, ensuring that the opinion on the annual accounts and the main contents of the audit report are worded clearly and precisely.

f) To monitor any situation which may represent a risk to the independence of the external Auditor, and specifically, to verify the percentage of the total income of the audit firm represented by the fees paid for all items. The Annual Report shall state the fees paid to the audit firm, including information concerning fees paid in respect of professional services other than auditing.

g) To verify, prior to its publication, the financial information in addition to the annual accounts which is provided regularly to markets and their supervisory bodies, and to ensure that such information is prepared in accordance with the same principles and practices as the annual accounts.

h) To examine the observance of the General Code of Conduct and its Appendix in relation to Securities Markets, and in general, the management regulations of the Company, and to make the necessary proposals for any improvements. In particular, it is the responsibility of the Committee to receive information, and if applicable, issue reports on disciplinary measures applied to members of senior management.

Composition:

A list of the Directors who are members of this Committee is included in the «Governing Bodies» section of this Annual Report.

Remunerations and Directors' Charter Committee

Functions:

a) To propose to the Board the system and amount of the annual remunerations of Directors and General Managers and to review remuneration programmes regularly, evaluating their suitability and return and ensuring that the remunerations of Directors are in line with criteria of moderation and in relation to the Company's results.

b) To ensure the transparency of remunerations and the inclusion in the Annual Report of detailed information on the remunerations of Directors.

c) To ensure the observance by the Directors of the obligations of confidentiality, non-competitiveness, abstention from and reporting on matters involving conflicts of interest, non-use of corporate assets and liabilities, and to receive information and if applicable, report on measures to be adopted with respect to Directors, in the event of the breach of such obligations or of the General Code of Conduct.

Composition:

A list of the Directors who are members of this Committee is included in the «Governing Bodies» section of this Annual Report.

Nine.

The necessary measures shall be adopted to ensure that the Directors receive sufficient information in advance, specifically drawn up and aimed at preparing the meetings of the Board, without the reserved nature of the information being exempt, save in exceptional circumstances.

The transparency policy of the Bank and the Group will first be shown in the information at the disposal of the Directors at all times.

Ten.

In order to ensure the appropriate operation of the Board, its meetings shall be held with the frequency necessary for the fulfilment of its mission; the Chairman shall encourage the participation and unrestricted stance of all Directors; care shall be taken with the wording of all Minutes, and the Board shall assess, at least once a year, the quality and efficiency of its work.

The Board usually holds 8-9 meetings a year pursuant to the calendar agreed annually in advance by the Board, notwithstanding the extraordinary meetings held when so required owing to the importance of the matters to be discussed. Special care is attached to the wording of the Minutes and it is envisaged that the Board will assess, at least once a year, its procedures and the quality of its work.

During 2001 the Board of Directors held 9 meetings, the Executive Committee 34, the Delegated Risks Committee 115 and the 5 support, information, advisory and proposal Committees, a total of 21 meetings.

Eleven.

The participation of the Board in the selection and re-election of its members shall follow a formal and transparent procedure following the justified proposal of the Appointments Committee.

The appointment or re-election of Directors is carried out in accordance with the Law: Appointment or re-election by the General Meeting at the proposal of the Board or appointment by the Board; co-option in the event that any vacancies occur during the period for which they were appointed, and if applicable, subsequent ratification by the General Meeting.

Twelve.

A regulation shall be included obliging a Director to resign if any event occurs which could seriously affect the operation of the Board or the esteem and reputation of the Company.

The Board has established a provision in this respect.

Thirteen.

An age limit shall be established for holding a seat on the Board, which could be from sixty-five to seventy in the case of executive Directors and the Chairman, and somewhat more flexible for the other members.

An age limit of 72 has been established for holding a seat on the Board or to be appointed a Director.

Fourteen.

The right of all Directors to collect and obtain the information and advice necessary for carrying out their supervisory duties shall be formally recognised, and the appropriate channels for exercising such right shall be established.

The Board expressly recognises the right of all Directors to collect and obtain the information and advice necessary for fulfilling their supervisory responsibilities. The exercising of this right is channelled through the Secretary of the Board.

Fifteen.

The remuneration policy for Directors (the proposal, assessment and review of which should be the responsibility of the Remunerations Committee) shall be consistent with criteria of moderation, related to the results of the Company and detailed and individualised information.

The Remunerations Committee is responsible for these duties, adjusting the remuneration of Directors to the aforementioned criteria, since although the By-laws envisage that the Board and the Executive Committee shall receive an amount equivalent to 5% of the earnings of each financial year for carrying our their.duties, the Board resolved to reduce such percentage in 2001 to 0.254% of the Bank's net earnings.

Specifically, as a share of the earnings obtained in the 2001 financial year, the Members of the Board received an amount of EUR 72,121 each in January 2002. In addition, each member of the Executive Committee received an amount of EUR 156,696. In both cases the amount is the same as that paid in January 2000 and 2001 as a share of the earnings obtained in the 1999 and 2000 financial years. The total amount charged to the earnings of the last financial year in respect of such payments was EUR 3.38 million.

Sixteen.

The internal regulations of the Company shall detail the obligations arising from the general duties of diligence and loyalty of Directors, contemplating in particular situations of conflict of interests, commitment to confidentiality, exploitation of business opportunities and use of corporate assets.

The Board has established standards for the fulfilment by Directors of the obligations referred to in this recommendation.

Seventeen.

The Board shall encourage the adopting of the appropriate measures to extend the duties of loyalty to major shareholders, establishing in particular cautionary measures in respect of transactions carried out between the latter and the Company.

Likewise, the Board has established regulations with respect to the fulfilment by major shareholders of the obligations referred to in this recommendation.

Eighteen.

That measures be established to make the mechanism for the delegation of votes more transparent, and to reinforce communication between the Company and its shareholders, particularly institutional investors.

Within the transparency policy applied by the Bank and the Group, special attention is given to ensuring that shareholders are fully aware of the proposed resolutions to be submitted to the General Meeting for approval, in order to enable them to exercise their voting rights. The Bank has a specific Unit in charge of shareholder and institutional investor relations.

Nineteen.

Beyond the demands imposed by current legislation, the Board shall be responsible for supplying the markets with rapid, accurate and reliable information, especially with respect to shareholder structure, substantial modifications to management regulations, particularly important operations or regarding treasury stock.

This is carried out in line with the transparency of information policy which is standard within the Bank and the Group. Through the respective notification to the Stock Exchange Commission, the Board is responsible for providing the markets with the appropriate information on significant events or decisions.

Twenty.

All financial information to be provided regularly to the markets, in addition to that disclosed annually, shall be prepared in accordance with the same accounting principles and criteria used for the preparation of the annual accounts, being verified by the Audit Committee prior to release.

All financial information disclosed to markets is prepared according to the same principles and criteria as those used for drawing up the annual accounts, and it is the responsibility of the Audit and Compliance Committee to verify it prior to release.

The external auditors attend and report to the meetings of the Audit and Compliance Committee. They also attend meetings of the Board of Directors in order to present the respective reports, enabling all Directors to have the most compete information on the content and conclusions of the audit reports concerning the Bank and the Group.

Twenty-one.

The Board and the Audit Committee shall monitor any situations which could represent a risk to the independence of the external auditors, and specifically, they shall verify the percentage of the total income of the audit firm represented by the fees paid for all items and publish information concerning fees paid in respect of professional services other than auditing.

The situations referred to in this recommendation are monitored, being one of the duties expressly assigned to the Audit and Compliance Committee. Likewise, information is disclosed in the Annual Report on the fees paid to the audit firm in respect of all items.

Twenty-two.

The Board shall take all steps to avoid that the accounts prepared by it are presented to the General Meeting with reservations and qualifications in the audit report and that, when this is not possible, the content and scope of such discrepancies are explained to shareholders and markets.

This is done in every case.

Twenty-three.

The Board of Directors shall include in its public annual report information on its rules of governance, justifying those which are not consistent with the recommendations of the Code of Good Governance.

This is done by including the above-mentioned information in the present Annual Report.

Prevention of money-laundering

Policy and Procedures

These regulations are included in both the Corporate and Private Banking Manuals for the Prevention of Money-Laundering and have been adapted and implemented by all Group Units. The standards established in these regulations are wider in scope than is required by the legislation of each applicable country and comprise the following:

- Santander Central Hispano Group global policy
- Domestic and international legal ruling
- Internal organisation of prevention
- Knowing the customer
- Analysis and control of operations
- Notification of operations

Major developments in 2001

Last year was marked by increased international pressure on countries or regions with insufficient legislation on money-laundering prevention or an inadequate level of co-operation. Such pressure was heightened even more following the tragic events of September 11th, focusing on the need to prevent terrorist organisations from using certain financial systems to pay for their criminal activities.

One of the challenges presented to the money-laundering prevention system of the Santander Central Hispano Group in 2001 was the reinforcement of the «know your customer» policy for the introduction of the Euro from January 1st 2002 and the subsequent heavy volume of cash and exchange operations.

All of the foregoing has compelled us to step up our efforts to strictly observe the Group's policy and the legal provisions in force in each of the countries in which we are present.

Activity in 2001

During 2001, the prevention system was consolidated and optimised, covering all affiliates comprising the economic groups in each country. The main activities accomplished are shown below:

	Number of units reviewed	Number of operations reviewed	Number of notified operations	Number of training sessions	Attendees at training sessions
Spain	29	5.9 million	9,476 [1]	167	2,367
Abroad	25	2.4 million	1,320	974	19,529
International Private Banking	9	17,302	42	35	544

(1) of which 9,216 operations were notified systematically (R.D. 925/1995) and 260, voluntarily. 17 of such notifications originated from our Internet Banking units, as part of the prevention procedure improvement process in «direct banking».

Spain

During the year, prevention systems were reinforced in the Group's affiliates subjected to Law 19 of December 29th 1993 (broker-dealer companies, funds and portfolio managers, finance companies, credit card issuers, insurance and real estate companies). This enabled us to monitor the correct implementation of the «know your customer» policy and optimise existing procedures.

Units abroad

Review or follow-up visits enabled us to monitor the adaptation of local systems and procedures to Group policy and their adjustment to new legislation introduced in the respective countries.

Worthy of note was the progress made in 2001 in the adoption of computer tools to assist the analysis of risk operations in each Unit. Specifically, two corporate computer tools were designed and developed and have already been implemented in two countries (Banco Santander Puerto Rico and Banco Santiago – Chile). The remainder of existing applications will gradually be replaced in order to enhance and standardise all prevention systems throughout the Group.

International Private Banking

2001 saw the implementation of an ambitious Individual Customer File Review and Updating Plan, aimed at monitoring compliance with the rigorous «know your customer» standards established by the Group in this business area.

Santander Central Hispano has also actively participated in the Wolfsberg Group's meetings and initiatives concerning «Global Anti-Money Laundering Guidelines for Private Banking», which represent global guidance for sound business conduct in international private banking.

Customer attention

The Customer Attention Unit handles written complaints from customers and ensures a fluid relationship with Regulators, Consumer Organisations, etc. whenever customers resort to such authorities. It likewise co-operates with the independent figure of the Ombudsman.

The fundamental principle in resolving customer complaints is to act according to the criteria of sound banking practice established by the Regulators. On this basis, all customers will be treated equally, since questions are not settled according to position, but on an analysis of the degree of compliance with such criteria.

Throughout 2001, the parent bank received a total of 7,224 written complaints, versus 8,421 the previous year (-16%). The number of customer complaints to Regulators (Bank of Spain and the CNMV) was 542, and to the Ombudsman, 896, a variation of +24% and –10%, respectively, versus 2000.

The trend followed in customer claims over the past 2 years is as follows:

Type	2000	2001
OPERATIONS (Errors, orders delayed or not executed, contractual documents, forgeries, etc.)	52%	48%
PRICE (Commissions, interest rates, valuations and charges)	20%	22%
INTERACTION/TREATMENT (Treatment, advice, queues, speed)	17%	15%
METHODS OF PAYMENT (Fraud, disagreement with charges, theft, cancellations, etc.)	7%	7%
BRANCHES/ENVIRONMENT (Closures & account transfers, security, etc.)	1%	4%
IMAGE/ADVERTISING (Draws, gifts, advertising, bilingualism)	2%	2%
OTHERS	1%	2%

The compliance function in the Santander Central Hispano Group

The governing principle of the Santander Central Hispano Group's activity is the defence of its integrity and reputation and strict compliance with all standards and regulations – including ethics – applicable in the markets in which it operates. Putting this commitment into practice demands the implementation of a series of policies, procedures and codes of conduct, as well as a system of internal controls, among which is compliance.

The Group has defined Compliance as the senior management-delegated function responsible for aligning the regulatory framework with the organisational structure. This entails transferring laws, regulations and ethical standards to specific operational procedures and formative activities, avoiding regulatory penalties, ensuring that any irregularities are identified, reported and immediately corrected, and providing evidence to the regulators that the institution's organisation, procedures and means are commensurate with its activity and are constantly updated.

Organisation and responsibilities

The Regulatory Compliance Committee is responsible for observing and enforcing the rules of the Codes of Conduct and other additional regulations, and for establishing and implementing compliance systems in all Group institutions. This Committee is headed by the General Secretary and Secretary of the Board, who designates to its members. The Compliance Officer is responsible for the executive functions of the Committee.

Compliance can therefore be classed as a necessarily independent function, close to the areas of the institution responsible for corporate policy formation.

The Compliance Management organisation chart, which is mainly functional, aims at a close proximity to the respective heads of the business and products areas, as well as an overall view and Group-level co-ordination. It comprises the Compliance Officer, the Compliance Office and the different heads of Compliance responsible for the different divisions, business units and regions. The main responsibilities of each Compliance Unit are the following:

a) Controlling the flow of information within the Group and safeguarding confidential and insider information.

b) Ensuring market integrity, avoiding manipulative and fraudulent practices.

c) Ensuring fair treatment to customers, avoiding conflicts of interest.

d) Assisting and advising Management on adapting the Group's activities to the regulatory framework.

e) Co-ordinating relations with supervisors and regulatory reporting obligations.

f) Proposing and supervising specific codes of conduct, manuals, standards and procedures.

g) Identifying, within the new Products Committee, potential regulatory risks associated with the marketing of new financial products and services, and establishing suitability policies between such products and services and the end-user.

Historical figures 2001-1991

Balance sheet	US$ MM.	Pta. MM.	2001 Euro MM.	2000 Euro MM.	1999 Euro MM.
Total assets	315,626.6	59,589,068	358,137.5	348,928.0	256,438.5
Loans	153,189.4	28,921,555	173,822.0	169,384.2	127,472.1
Customer funds	292,044.2	55,136,809	331,378.9	303,098.5	232,232.3
Customer funds on balance sheet	208,103.5	39,289,122	236,132.4	214,450.3	153,756.6
Mutual funds	60,399.9	11,403,272	68,535.0	65,011.9	59,840.3
Pension funds	16,605.4	3,135,027	18,841.9	16,397.3	13,071.6
Managed portfolios	6,935.5	1,309,388	7,869.6	7,238.9	5,563.7
Shareholders' equity	16,857.9	3,182,702	19,128.4	17,797.9	8,026.2
Total managed funds	399,567.3	75,436,755	453,384.0	437,576.1	334,914.1

Income statement	US$ MM.	Pta. MM.	2001 Euro MM.	2000 Euro MM.	1999 Euro MM.
Net interest revenue	9,175.7	1,706,582	10,256.8	8,289.6	6,669.9
Basic revenue	13,310.3	2,475,574	14,878.5	12,302.6	9,747.1
Net operating income	5,317.9	989,074	5,944.5	4,688.6	3,479.0
Net consolidated income	3,790.7	705,028	4,237.3	3,774.0	2,715.6
Net attributable income	2,224.2	413,686	2,486.3	2,258.1	1,575.1

Per share data*	US$	Pta.	2001 Euro	2000 Euro	1999 Euro
Dividend	0.2542	48.00	0.2885	0.2735	0.2275
Price	8.29	1,566	9.41	11.40	11.24
Market capitalization (millions)	38,640.2	7,295,128	43,844.6	51,986.7	41,226.0

Note: All pre-1999 figures are proforma and basically correspond with the aggregate of the Santander and BCH Groups.

(*) Figures adjusted to stock splits and capital increases. Euro / US$ = 0.8813 (balance sheet) and 0.8946 (income statement).

Main financial magnitudes

Total managed funds
Euro MM.

480
400
320
240
160
80
91 92 93 94 95 96 97 98 99 00 01

Market capitalization
Euro MM.

180
150
120
90
60
30
91 92 93 94 95 96 97 98 99 00 01

1998	1997	1996	1995	1994	1993	1992	1991
Euro MM.	Euro MM.	Euro MM.	Euro MM.	Euro MM.	Euro MM.	Euro MM.	Euro MM.
235,804.7	226,715.1	188,823.3	166,371.5	153,622.8	140,572.9	102,107.0	90,503.1
112,383.2	101,112.7	78,480.3	66,051.1	62,886.3	54,938.0	51,648.8	48,973.6
201,795.7	187,411.8	136,723.2	115,755.8	101,047.5	80,124.2	66,542.3	59,823.2
132,291.0	135,976.3	101,399.6	95,676.5	82,580.2	65,268.6	58,025.5	56,444.2
54,773.1	42,143.5	28,391.9	16,351.8	15,075.5	12,302.3	7,320.4	3,095.9
9,428.8	6,323.6	4,497.2	2,072.6	1,632.7	872.6	475.7	283.0
5,302.8	2,968.4	2,434.5	1,654.9	1,759.0	1,680.7	720.7	0.0
8,777.8	6,334.1	5,992.1	5,667.7	6,219.8	5,570.2	5,417.4	5,287.9
305,309.4	278,150.7	224,147.0	186,450.8	172,090.0	155,428.5	110,623.8	93,882.1

1998	1997	1996	1995	1994	1993	1992	1991
Euro MM.	Euro MM.	Euro MM.	Euro MM.	Euro MM.	Euro MM.	Euro MM.	Euro MM.
6,190.1	4,982.0	4,079.5	3,751.1	3,544.3	3,258.6	3,151.3	3,135.0
8,941.1	7,092.9	5,561.8	5,057.0	4,702.9	4,217.4	4,058.7	3,939.9
2,949.4	2,354.8	1,700.7	1,426.8	1,201.6	1,929.5	1,444.0	1,470.6
2,154.0	1,747.9	1,287.6	1,031.5	1,125.8	1,189.6	1,115.2	1,213.9
1,249.8	923.4	715.8	529.7	615.6	689.9	671.8	735.9

1998	1997	1996	1995	1994	1993	1992	1991
Euro	Euro	Euro	Euro	Euro	Euro	Euro	Euro
0.1883	0.1803	0.1503	0.1382	0.1202	0.1202	0.1082	0.0992
8.48	7.65	4.17	3.05	2.48	2.75	1.79	1.66
31,035.4	21,962.8	11,260.4	8,267.9	7,889.4	8,049.8	5,823.9	6,941.7

Net attributable income

Euro MM.

2,700
2,250
1,800
1,350
900
450
91
92
93
94
95
96
97
98
99
00
01

Dividend per share

Euro

0.30
0.25
0.20
0.15
0.10
0.05
91
92
93
94
95
96
97
98
99
00
01

General Information

Banco Santander Central Hispano, S.A.
The parent bank of the Santander Central Hispano Group was established on March 21 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on January 14 1875, recorded in the Mercantile Registry (Finance Section) of the Government of the Province of Santander, on folio 157 and following, entry number 859. The Bank's by-laws were amended to conform with current legislation regarding limited liability companies, This amendment was registered on June 8, 1992, and entered in the Mercantile Registry of Santander (volume 448, general section, folio 1, page 1,960).

The Bank is also recorded in the Special Registry of Banks and Bankers 0049, and its fiscal identification number is A-39000013. It is a member of the bank Deposit Guarantee Fund.

Registered Office
The corporate by-laws and additional public information regarding the company may be inspected at its registered office at Paseo de la Pereda, numbers 9 to 12, Santander.

Attention to Customers
In its aim to provide excellent service, Banco Santander Central Hispano has the following units at the disposal of its customers:

Customer Attention Department
Plaza de Canalejas, 1
28014 Madrid (Spain)
Telephone: (3491) 558 18 60
Fax: (3491) 558 17 31

Ombudsman
Mr. José Luis Gómez-Dégano
PO Box 14019
28080 Madrid (Spain)

Operational Headquarters
Plaza de Canalejas, 1
28014 Madrid (Spain)
Telephone: (3491) 558 11 11

Shareholders' Office
Plaza de Canalejas, 1
28014 Madrid (Spain)
Telephone: (3491) 558 18 63 – 902 11 17 11
Fax: (3491) 558 20 32

Investor Relations
Plaza de Canalejas, 1
28014 Madrid (Spain)
Telephone: (3491) 558 13 69 – 558 14 04
Fax: (3491) 522 66 70

www.gruposantander.com

Design: Olivé | López | Lara
Printer: LITOFINTER, S.A.
Legal Reg.: M-6.002-2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: February 13, 2002

By: ______________________

Name: *Antonio Aparicio*

Title: Senior Vice President